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09045223

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dyzhnyodniprovskyi Tube Rolling Plant

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 02 2008
THOMSON REUTERS

FILE NO. 82- 04814 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT: 1/29/08

Attachment 12

File No.82-4814

Title Page

Confirm identity of electronic and paper information submitted to Commission as well as authenticity of information submitted to be opened in public information database of Commission.

Chairman of Board		A.M. Korotkov
(position)	(signature)	(Manager's surname and initials)
	Seal Place	05.05.2008 (date)

AR/S
12-31-07

ANNUAL REPORT
FOR THE YEAR OF 2007

1. General Data

1.1. Full name of Issuer

OPEN JOINT-STOCK COMPANY "NYZHNYODNIPROVS'KYI TUBE-ROLLING PLANT"

1.2. Issuer legal – organizational form

Open Joint-Stock Company

1.3. Issuer Identification Code by YEDRPOU

05393116

1.4. Seat of Issuer

Ukraine, Dnipropetrovs'k Region, Industrialnyy District, 49081 Dnipropetrovs'k, vul. Stoletova, 21

1.5. Issuer Toll Code, telephone and fax

(0562) 35-93-01 34-91-08

2. Data on Date and Place of Annual Information Promulgation

2.1. Annual information allocated in public information database of Commission		**17.04.2008** (date)
2.2. Annual information published in	**No. 78 Data of Securities and Exchange State Commission Newspaper** (No. And name of official print)	**22.04.2008** (date)
2.3. Annual information allocated on the page (if available)	**unavailable** (page address) in Internet Network	(date)

CONTENTS

Mark (X) when containing of information corresponding in the annual one

16. Information on Content, Structure and Amount of Mortgage Coverage:

a) Information on Mortgage Coverage and its Correlation with Amount (Sum) of Liabilities by Mortgage Bonds with this Mortgage Coverage;

b) Information on Mortgage Coverage and its Correlation with Amount (Sum) of Liabilities by Mortgage Bonds with this Mortgage Coverage as of each Date after Changes of Mortgage Assets Taking Place within the Period unaer Report;

c) Information on Substitutions of Mortgage Assets Being a Part of Mortgage Coverage or Inclusion of New Mortgage Assets into the Mortgage Coverage;

d) Date on Structure of Mortgage Coverage of Mortgage Bonds by Kinds of Mortgage Assets and other ones at the End of Period under Report;

e) Data on Bases for Arising of Rights to Mortgage Assets Making Up Mortgage Coverage as of the End of Period under Report at Issuer of Mortgage Bonds

17. Information on Availability of Terms of Regular Payments by Credit Agreements (Loan Agreements) with Incorporeal Rights Secured by Mortgages Included into Amount of Mortgage Coverage Overdue by the Debtor

18. Information on Issues of Mortgage Certificates

19. Information as to Mortgage Assets Register

20. Basic Data on Realty Operations Fund

21. Information on Certificates Issued by Realty Operations Fund

22. Information on Persons Holding Certificates of Realty Operations Fund

23. Calculation of Cost of Net Assets of Realty Operations Fund

24. Rules of Realty Operations Fund

25. Annual Financial Accountability X

26. Copy of Minutes of Issuer General Meeting Held for the Period under Report (for Joint-Stock Companies) (Enclosed with Paper form when Submission Information to Commission) X

27. Auditor's Opinion X

28. Annual Financial Accountability Drawn Up in Accordance with International Standards of Accounting and Reporting (if Available)

29. Report of Realty Object State (In Case of Issue of Special-Purpose Bonds and Fulfilment of Liabilities Securing Realty Objects)

30. Notes:

Information on Administrative Bodies of Issuer isn't submitted on the grounds of Paragraph 5, Chapter 2, Section 5 of Provision on divulgation of information by Issuers of securities approved by Decision of Securities and Exchange State Commission No. 1591 of 19.12.2006.

Section "Data on Issuer Securities" fails to contain "Information on Issuer Bonds" and "Information on other Securities Emitted by Issuer" because Company has issued neither Bonds nor other Securities.

There is no information on third person's guarantees per each issue of debt securities because the Company has failed to issue debt securities.

There is no information on issue of mortgage bonds; information on content, structure and amount of mortgage coverage; information on availability of terms of regular payments by Credit Agreements (Loan Agreements) overdue by the Debtor, incorporeal rights secured by the mortgages included to the amount of mortgage coverage; information on issue of Mortgage Certificates; information as to Mortgage Assets Register because the Company has issued nei-

ther mortgage bonds nor Mortgage Certificates.

There is no information on basic data on Realty Operations Fund; information on issue of Certificates of Realty Operations Fund; information on persons holding Certificates of Realty Operations Fund; calculation of cost of Net Assets of Realty Operations Fund; Rules of Realty Operations Fund because the Company hasn't issued Certificates of Realty Operations Fund.

OJSC "INTERPIPE NTRP" has no Annual Financial Accountability drawn up in accordance with International Standards of Accounting and Reporting.

The Company didn't issue any special-purpose bonds with fulfilment of liabilities by the ones being secured by realty objects, therefore there's no Report on Realty Object State.

3. BASIC DATA OF ISSUER

3.1. Identification, Essential Elements and Issuer Place of Residence

3.1.1. Full name

OPEN JOINT-STOCK COMPANY "NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

3.1.2. Short name (if available)

OJSC "INTERPIPE NTRP"

3.1.3. Legal – organizational form

Open Joint-Stock Company

3.1.4. District

Industrial

3.1.5. Positional Code

49081

3.1.6. Place

Dnipropetrovs'k

3.1.7. Street and house

vul. Stoletova, 21

3.2. Information on Public Registration of Issuer

3.2.1. Certificate No.

series AOO No. 771228

3.2.2. Date of Issue

28.12.1994

3.2.3. Body issued the Certificate

Executive Committee of Dnipropetrovs'k City Council in Dnipropetrovs'k Region

3.2.4. Registered Authorized Capital Stock (UAH)

13 471 250.00

3.2.5. Paid Authorized Capital Stock (UAH)

13 471 250.00

3.3. Banks Servicing the Issuer

3.3.1. Name of Bank (branch or division of Bank) servicing the Issuer by his Current Account in National Currency

Dnipropetrovs'k Credit-Dnipro Bank

3.3.2. Bank MFO

305749

3.3.3. Current Account

2600930000321

3.3.4. Name of Bank (branch or division of Bank) servicing the Issuer by his Current Account in National Currency

Dnipropetrovs'k Credit-Dnipro Bank

3.3.5. Bank MFO

305749

3.3.6. Current Account

2600930000321

3.4. Primary Activity Categories

27.22.0 – Production of tubes and steel tube fittings;

27.10.0 – Production of pig-iron, steel and ferroalloys;

51.90.0 – Other kinds of wholesale trade

3.5. Information on Licences (Permits) Obtained for Certain Kinds of Activity

Activity Category	Licence (Permit) No.	Date of issue	Issuing State Authority	Expiration Date of Licence (Permit)
1	2	3	4	5
Medical Practice	ABNo. 333426	30.03.2007	Ministry of Health of Ukraine	15.06.2011
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			
Acquisition, storage and import of precursors (List 2 of Table IV)"List of Narcotic Drugs, Psychotropic Substances and Precursors "	AB № 325558	01.03.2007	Narcotic Drug Control Committee	27.07.2011
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			
Granting the right to render educational services by educational institutions connected to getting of vocational education on the level of qualification requirements made to course vocational technical training, retraining and advanced training.	AB No. 301907	20.04.2007	Ministry of Education and Science of Ukraine	01.07.2011
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			
Granting the right to render services on conveyance of passengers and cargos by common-use vehicles (except rendering of services on conveyance of passengers and their luggage in taxi)	AB No. 312623	07.02.2007	Ministry of Transport and Communication of Ukraine	06.02.2012
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			
Granting the right to render services of local telephone communications with network capacity making up to 1000 numbers with the right of maintenance and operation of telecommunications networks and granting of telecommunication channels for use at the territory of Dnipropetrovs'k.	AB No. 303627	29.05.2007	National Commission on Questions of Regulation of Communication of Ukraine	29.05.2012
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			
Procurement, reprocessing, metallurgical reprocessing of iron-and-steel scrap	AB No. 345434	26.06.2007	Ministry of Industrial Policy of Ukraine	26.06.2012
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			
Procurement, reprocessing, metallurgical reprocessing of iron-and-steel scrap	AB No. 377150	18.12.2007	Ministry of Industrial Policy of Ukraine	18.12.2012

1	2	3	4	5
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			
Granting the right to operate radio-electronic facility of ultrashort waves radiocommunication of land portable communication.	No. 12-6471-58628	04.07.2007	Ukrainian State Centre of Radiofrequencies	23.05.2012
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			
Granting the right to operate radio-frequency emission facilities	No. 53393116РВП0028	03.07.2007	Ukrainian State Centre of Radiofrequencies	06.03.2010
Description	There are no risks connected to prolongation or obtaining of Licence for this activity category because of issuing of Licence for a long term; the Company has no violations by licensing activity, and thus the Bodies having issued the Licence have grounds neither for termination nor for annulling of Licence. In case of need the duration of Licence will be prolonged after finishing of its period of validity.			

3.6. Data as to Belonging of Issuer to and Association of Enterprises

Name of Association: European Business Association. Seat of Association: Ukraine 01001, Kyiv, vul. Igorevs'ka, 7A. European Business Association was founded in 1999 as a Forum for discussion and solution of problems encountered by Businessmen of Ukraine.

At present the Association unites more that 450 European, International and Ukrainian companies proposing ones the following services:

- collective protection of their interests in central and local State Run Public Authorities of Ukraine and Foreign and International Organizations;
- regular information support as to processes exerting influence upon business administration in Ukraine as well as organization of seminars and presentations;
- opportunity to take part in process of decision making at the level of European Union through close work relations with European Commission and Embassies of European Union Countries in Kyiv;
- communicational opportunities and social arrangements giving the representatives of European Business Community the opportunity to meet in unofficial environment.

European Business Association was set up by initiative of companies and organizations having appreciated the prospects and benefits may be derived from joint activities of European Business Community in Ukraine. It acts like a platform for information exchange and dialogue with Ukrainian Authorities.

OJSC "INTERPIPE NTRP" was admitted to European Business Association according to decision of Meeting of Board of European Business Association (Minutes No. 6 of 21.06.2005). And at the same time, the Company is an associated member of the Association.

Name of Association: Ukrtrubprom Association of Enterprises. Seat of Association: Ukraine, 49600, Dnipropetrovs'k, pl. Lenina, 1. Ukrtrubprom Association of Enterprises (hereinafter referred to as "Association") was set up by legal persons of Ukraine in accordance with Constituent Agreement of the 8th of October, 1991.

The Association unites enterprises being the legal persons carrying out the activities in tube segment of industry on a voluntary basis.

The primary purpose of Association lies in consolidation and coordination of production and economic interests of Participants in order to assure high efficiency of their activities.

The subject of activity of Association is as follows:

- representation and protection of production scientific and technical, professional, social and other common interests of Participants of Association in the State Run Public Authorities, social, foreign-economic, international and other organizations as well as while elaboration of new Legislative Acts, State Programs of development of tube enterprises and developmental strategy of segment of industry;
- provision of Participants of Association with generalized information on results of activities of enterprises belonging to Association and Mining and Smelting Complex in all, submission of current information on production status as well as on new Legislative Acts and other Documents of Superior Government Bodies exerting influence upon work of tube segment of industry;
- research and analysis of conditions of foreign and domestic market of tube industry and submission of information aforementioned to Participants of Association;
- representation and protection of interests of Participants of Association when conflict situations while settlement of controversial questions;
- OJSC "INTERPIPE NTRP" is one of the Founders (Participants) of Association.

3.7. Information on Rating Agency

Name of Rating Agency	Definition of Rating Agency (authorized or international)	Date of determination or renewal of Issuer Rating Mark or Issuer Securities	Level of Issuer Credit Rating or Issuer Securities
1	2	3	4
Credit-Rating Company	Authorized Rating Agency	Determination of Issuer rating Mark 28.04.2006	uaA+ with "stable" prognosis
Credit-Rating Company	Authorized Rating Agency	Renewal of Issuer Rating Mark 28.03.2008	uaA+ with "stable" prognosis

4. INFORMATION ON FOUNDERS AND/OR PARTICIPANTS OF ISSUER AND NUMBER AND COST OF SHARES (AMOUNT OF PORTIONS AND INTERESTS)

Name of legal person – Founder and/or Participant	Code by YEDRPOU of Founder and/or Participant	Seat	Percent of shares (portions, interests) belonging to the Founder and/or Participant (in general quantity)
State Property Fund of Ukraine	00032945	Ukraine, Kyiv Region 01001 Kyiv, vul. Kutuzova, 18, 9	0
Organization of lessees of Nyzhnyodniprovs'k Tube-Rolling Plant named after Karl Liebknecht	-	Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21	0
Holders of securities - 44 legal persons	-	- ---	0.02887
Nominal holders - 4 persons	-	- ---	94.80717
Redeemed securities taken stock of in the Issuer Account	-	- ---	0.08131
Surname, name and patronymic of natural person	**Series, number, date of issue and name of body having issued the Passport**		**Percent of shares (portions, interests) belonging to the Founder and/or Participant (in general quantity)**
Holders of securities - 4 637 natural persons	---		5.08265
		In all	**100**

5. INFORMATION ON NUMBERS OF EMPLOYEES AND THEIR REMUNERATION OF LABOUR

At the end of 2007 average accounted numbers of staff employees of the Company made up 8 415 persons. Besides, average accounted numbers of out-of-staff employees and external by-workers made up 47 persons and the employees working on terms of half-time (part-time, underemployment) made up 73 persons.

Labour Remuneration Fund makes up 205 507.5 thousand UAH. Labour Remuneration Fund has increased by 16.1 percent as compared with the previous year.

The Company has no indebtedness by payment of wages and taxes to the Budget and Off-Budget Funds.

6. INFORMATION ON ISSUER OFFICIALS

6.1. Information as to Education and Record of Service of Issuer Officials

6.1.1. Position
Chairman of Board
6.1.2. Surname, name and patronymic
Korotkov Andriy Mykhaylovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AH 085999 24.01.2003 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1965
6.1.5. Education
Higher
Dnipropetrovs'k State University. Radiophysics and Electronics
6.1.6. Record of managerial service (years)
11
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Chairman of Board
6.1.8. Description

Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP"

The Chairman of Board acts within the bounds of his terms of reference and rights established by By-Laws and Internal Provisions of the Company and delegated to him by the Company Administrative Bodies.

The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Pols'kyy Georgiy Mykolayovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 876869 18.11.1997 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1952
6.1.5. Education.
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
31
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Chief Engineer
6.1.8. Description

Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".

Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.

The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Sokolova Iryna Volodymyrivna
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK 975998 15.08.2000 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of Birth
1963

6.1.5. Education.
Higher.
Dnipropetrovs'k Metallurgical Institute. Physical-Chemical Researches of Metallurgical Processes
Prydniprovs'k State Academy of Building and Architecture. Accounting and Audit.
6.1.6. Record of managerial service (years)
14
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Chief Accountant
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Nakhod Oleksandr Ivanovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK 212377 08.07.1998 Industrial'nyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1977
6.1.5. Education
Higher.
Dnipropetrovs'k State University. Applied Economics.
6.1.6. Record of managerial service (years)
8
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Financial and Economics Director
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Besednov Sergiy Viktorovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK 132805 07.04.1998 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1959
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
19
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Deputy Chief Engineer of Tube Production
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to

terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Gorb Yevgen Vasylyovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE286198 04.11.1996 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1959
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
26
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Deputy Chief Engineer of Wheel Tread Production
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Kisil Volodymyr Kostyantynovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 465919 28.12.1996 Kirovs'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1951
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
33
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Director of production Output and Distribution
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Kosoryga Inna Volodymyrivna
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
CA 962691 20.03.1999 Shevchenkivs'kyy District Department of Home Affairs in Zaporizhzhya
6.1.4. Year of birth
1972

6.1.5. Education.
Higher.
Dnipropetrovs'k State University. Mathematics.
6.1.6. Record of managerial service (years)
5
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Personnel Director
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Potyomkin Oleg Viktorovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK966011 26.06.2000 Industrial'nyy District Department of Board of Ministry of Home Affairs in Dnipropetrovs'k Region
6.1.4. Year of birth
1964
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Iron-and-Steel Metallurgy.
6.1.6. Record of managerial service (years)
17
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Director of Quality Assurance
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Kozlovs'kyy Alfred Ivanovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 487476 07.02.1997 Zhovtnevyy District Department of Board of Ministry of Home Affairs in Dnipropetrovs'k Region
6.1.4. Year of birth
1929
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Mechanical Equipment of Iron-and-Steel Metallurgy and Nonferrous Metallurgy Plants
6.1.6. Record of managerial service (years)
51
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Director of Development – Director of Institute of Development
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Akhremenko Vitaliy Oleksiyovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 789463 18.09.1997 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1953
6.1.5. Education
Higher.
Byelorussian Rail Transport Institute. Carriage Engineering and Carriage Sector
6.1.6. Record of managerial service (years)
32
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Safety Director
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Head of Supervisory Board
6.1.2. Surname, name and patronymic
Kirichko Oleksandr Ivanovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 303156 26.04.1996 Kirovs'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1965
6.1.5. Education
Higher.
Dnipropetrovs'k State University. Radiophysics.
Postgraduate course at Dnipropetrovs'k State University.
6.1.6. Record of managerial service (years)
15
6.1.7. Name of enterprise and position previously held
INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul Pisarzhevs'kogo 1-A)
Director
6.1.8. Description
The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.
While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Supervisory Board
6.1.2. Surname, name and patronymic
Marina Oksana Yuriyivna
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
CH663111 05.12.1997 Minsk District Board of City Board of Ministry of Home Affairs of Ukraine in Kyiv.
6.1.4. Year of birth

1969

6.1.5. Education

Higher.

Kyiv Civil Aviation Institute. System Engineer.

Institute of Superior Managerial Personnel of Academy of National Economy at the Government of Russian Federation. Managerial Labour Resources.

Ukrainian Academy of Public Administration at the President of Ukraine. Management of Public Administration. "Personnel Development. "Personnel Recruitment".

Menegment Institut fur Fernunterriht und Untrnehmensberatung Gmbh. Management at delegation of responsibility in the environment of market economy. Harzburg model.

Moscow Department of Project Management (USA) Spider Managerial Technology. Consulting Company. Project Management Basics.

6.1.6. Record of managerial service (years)

10

6.1.7. Name of enterprise and position previously held

INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A)

Deputy Personnel Director

6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position

Member of Supervisory Board

6.1.2. Surname, name and patronymic

Chernyavs'kyy Oleksandr Gennadiyovych

6.1.3. Series, number, date of issue of Passport and name of body having issued the one

CH 896781 11.09.1998 Shevchenkivs'kyy District Department of City Board of Ministry of Home Affairs of Ukraine in Kyiv.

6.1.4. Year of birth

1977

6.1.5. Education

Higher.

Kyiv University named after T.G. Shevchenko

Kyiv Institute of International Relations. MEB Master, English Language Translator.

6.1.6. Record of managerial service (years)

1

6.1.7. Name of enterprise and position previously held

INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A)

Financial Director

6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position

Member of Supervisory Board

6.1.2. Surname, name and patronymic

Khraibe Fadi Zeinovych

6.1.3. Series, number, date of issue of Passport and name of body having issued the one

- 63 No. 0711103 01.12.2006 Board of Home Affairs -897

6.1.4. Year of birth

1974

6.1.5. Education
Higher.
American University of Beirut. Bachelor of Information Science and Communications.
INSEAD Business School. MBA Degree
6.1.6. Record of managerial service (years)
7
6.1.7. Name of enterprise and position previously held
INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A)
Director of Products and Resources
6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

Khraibe Fadi Zeinovych is a representative of Shareholder - INTERPIPE LIMITED COMPANY, legal person.

6.1.1. Position
Member of Supervisory Board
6.1.2. Surname, name and patronymic
Morosov Denis Volodymyrovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE016263 30.06.1995 Babushkinskiy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1978
6.1.5. Education
Higher.
Dnipropetrovs'k State University. Management Information Systems. Master.
6.1.6. Record of managerial service (years)
4
6.1.7. Name of enterprise and position previously held
INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A)
Head of Budget Board of Financial-Economic Service
6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Supervisory Board
6.1.2. Surname, name and patronymic
Yesaulov Gennadiy Oleksandrovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 500555 21.02.1997 Babushkinskiy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1951
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metallurgical Engineer
Postgraduate course at Dnipropetrovs'k Metallurgical Institute.
6.1.6. Record of managerial service (years)
14
6.1.7. Name of enterprise and position previously held

Dniprostal Metallurgical Plant Company (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Director

6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position

Member of Supervisory Board

6.1.2. Surname, name and patronymic

Rittner Frank

6.1.3. Series, number, date of issue of Passport and name of body having issued the one

- 515548458 05.01.2007 STADT.MEERBUSCH

6.1.4. Year of birth

1968

6.1.5. Education

Higher.
Dortmund University (1989-1994). Chemist.
Dortmund University (1994-1997).Doctor of Natural History.

6.1.6. Record of managerial service (years)

4

6.1.7. Name of enterprise and position previously held

INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul Pisarzhevs'kogo 1-A)
Director of Business Strategy and Development

6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

Rittner Frank є предстАВником акціонера - is a is a representative of Shareholder – Credit- Dnipro-Invest Insetment Company, Limited Liability Company, legal person.

6.1.1. Position

Head of Auditing Committee

6.1.2. Surname, name and patronymic

Zhytchenko Valentyn Volodymyrovych

6.1.3. Series, number, date of issue of Passport and name of body having issued the one

AK 568608 21.06.1999 Amur-Nyzhnyodniprov'ky District Department of.Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region

6.1.4. Year of birth

1976

6.1.5. Education.

Higher.
Dnipropetrovs'k State University.Economic Cybernetics.

6.1.6. Record of managerial service (years)

4

6.1.7. Name of enterprise and position previously held

INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul Pisarzhevs'kogo 1-A)
Head of Budgeting Department of Budget Management of Financial and Economic Service.

6.1.8. Description

The Auditing Committee checks financial and economic activity of the Company, its enterprises, branch and representative offices.

While carrying its work out Auditing Committee of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to

be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

Zhytchenko Valentyn Volodymyrovych is a representative of Shareholder - TANFERD INVESTMENTS LIMITED Company, legal person.

6.1.1. Position

Chief Accountant

6.1.2. Surname, name and patronymic

Sokolova Iryna Volodymyrivna

6.1.3. Series, number, date of issue of Passport and name of body having issued the one

AK 975998 15.08.2000 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region

6.1.4. Year of birth

1963

6.1.5. Education

Higher.

Dnipropetrovs'k Metallurgical Institute. Physical-Chemical Research of Metallurgical Processes.

Prydniprovs'k State Academy of Building and Architecture. Accounting and Audit.

6.1.6. Record of managerial service (years)

14

6.1.7. Name of enterprise and position previously held

(Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)

Chief Accountant

6.1.8. Description

The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by Job Description.

6.2. Information on Issuer Shares Held by his Officials

Position	Official's surname, name and patronymic	Series, number, date of issue of Passport and name of body having issued the one	Date of entering in the Register	Amount of shares (pieces)	Of total amount of shares (percentage wise)	Amount by kinds of shares			
						Ordinary nominal shares	Ordinary bearer shares	Privileged nominal shares	Privileged bearer shares
Chairman of Board	Korotkov Andriy Mykhaylovych	AH 085999 24.01.2003 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	5	0.0000092	5	0	0	0
Member of Board	Pols'kyy Georgiy Mykolayovych	AE 876869 18.11.1997 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Member of Board	Sokolova Iryna Volodymyrivna	AK 975998 15.08.2000 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Member of Board	Nakhod Oleksadr Ivanovych	AK 212377 08.07.1998 Industrial'nyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Member of Board	Besednov Sergiy Viktorovych	AK 132805 07.04.1998 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	495	0.000918	495	0	0	0
Member of Board	Gorb Yevgen Ivanovych	AE 286198 04.11.1996 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	955	0.001772	955	0	0	0
Member of Board	Kisil Volodymyr Kostyantynovych	AE 465919 28.12.1996 Kirovs'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	2	0.0000037	2	0	0	0
Member of Board	Kosoryga Inna Volodymyrivna	CA 962691 20.03.1999 Shevchenkivs'kyy District Department of Home Affairs in Zaporizhzhya		0	0	0	0	0	0
Member of Board	Potyomkin Oleg Viktorovych	AK 966011 26.06.2000 Industrial'nyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0

Position	Official's surname, name and patronymic	Series, number, date of issue of Passport and name of body having issued the one	Date of entering in the Register	Amount of shares (pieces)	Of total amount of shares (percentage wise)	Amount by kinds of shares			
						Ordinary nominal shares	Ordinary bearer shares	Privileged nominal shares	Privileged bearer shares
Member of Board	Kozlovs'kyy Alfred Ivanovych	AE 487476 07.02.1997 Zhovtnevyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	2014233	3.738022	2014233	0	0	0
Member of Board	Akhremenko Vitaliy Oleksiyovych	AE 789463 18.09.1997 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Member of Supervisory Board	Kirichko Oleksandr Ivanovych	AE 303156 26.04.1996 Kirovs'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	11.04.2006	10	0.0000185	10	0	0	0
Member of Supervisory Board	Marina Oksana Yuriyivna	CH 663111 05.12.1997 Minsk District Board of City Board of Ministry of Home Affairs of Ukraine in Kyiv.	11.04.2006	10	0.0000185	10	0	0	0
Member of Supervisory Board	Chenyavs'kyy Oleksandr Gennadiyovych	CH 896781 11.09.1998 Shevchenkivs'kyy District Department of City Board of Ministry of Home Affairs of Ukraine in Kyiv.	17.03.2008	1	0.0000018	1	0	0	0
Member of Supervisory Board	Khraibe Fadi Zeinovych	- 63 No. 0711103 01.12.2006 Board of Home Affairs - 897		0	0	0	0	0	0
Member of Supervisory Board	Morosov Denis Viktorovych	AE 016263 30.06.1995 Babushkinskiy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	11.04.2006	10	0.0000185	10	0	0	0
Member of Supervisory Board	Yesaulov Gennadiy Oleksandrovych	AE 500555 21.02.1997 Babushkinskiy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	19920	0.0369676	19920	0	0	0
Member of Supervisory Board	Rittner Frank	- 515548458 05.01.2007 STADT.MEERBUSCH		0	0	0	0	0	0
Head of Auditing Committee	Zhytchenko Valentyn Volodymyrovych	AK 568608 21.06.1999 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0

Position	Official's surname, name and patronymic	Series, number, date of issue of Passport and name of body having issued the one	Date of entering in the Register	Amount of shares (pieces)	Of total amount of shares (percentage wise)	Amount by kinds of shares			
						Ordinary nominal shares	Ordinary bearer shares	Privileged nominal shares	Privileged bearer shares
Chief Accountant	Sokolova Iryna Volodymyrivna	AK 975998 15.08.2000 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
			In all	2035641	3.7777498	2035641	0	0	0

Description

Officials of the Company have previous convictions neither for acquisitive crimes nor for malfeasances. Membership of officials was changed on the grounds of decision of Shareholders Meeting of OJSC "INTERPIPE NTRP" taken place the 18th of March, 2008.

Members of Board: Pols'kyy Georgiy Mykolayovych, Sokolova Iryna Volodymyrivna, Najkod Oleksandr Ivanovych, Kosoryga Inna Volodymyrivna, Potomkin Oleg Viktorovych and Akhremenko Vitaliy Oleksanrovych don't hold shares of the Company.

Members of Supervisory Board Khraibe Fadi Zeinovych and Rinnter Frank are representatives of legal persons. Information concerning legal persons which interests are represented by said Members of Supervisory Board is submitted in Chapter "Information"; data on education and length of service of Issuer officials are cited in the column "Description".

The Head of Auditing Board, Zhytchenko Valentyn Volodymyrovych, is representative of Shareholder being a legal person. Information concerning legal person represented by V.V. Zhytchenko should be looked for in the Chapter "Information"; data on education and length of service of Issuer officials are cited in the column "Description".

Data on holding of shares of OJSC "INTERPIPE NTRP" by Chief Accountant are cited in the row No. 3 (Member of Board - Sokolova Iryna Volodymyrivna) with explanations to it at that.

This Chapter contained no information as to amount of shares by their kinds (ordinary bearer, privileged nominal and privileged bearer ones) because the Company issued neither privileged nor bearer shares.

7. INFORMATION ON PERSONS HOLDING 10 PERCENT AND MORE OF ISSUER SHARES

Name of legal person	Identification Code by YEDRPOU	Seat	Date of entering in the Register	Amount of shares (pieces)	Of total amount of shares (per-centage wise)	Amount by kinds of shares			
						Ordinary nominal shares	Ordinary bearer shares	Privileged nominal shares	Privileged bearer shares
"САЛЕКС ІНВЕСТ-МЕНТС ЛІМІТЕД" / "SALEKS INVETMENTS LIMITED"	-	Cyprus 1065 Nikosia Florinsis 11, City Forum 7th floor	08.02.2007	32331001	60	32331001	0	0	0
"ІНТЕРПАЙП ЛІМІТЕД" / "INTERPIPE LIMITED"	-	Cyprus 1065 Nikosia Florinsis 11, City Forum 7th floor	01.06.2006	17157364	31.8407	17157364	0	0	0
Surname, name and pat-ronymic of natural person	**Series, number, date of issue and name of body having issued the Passport**		**Date of entering in the Register**	**Amount of shares (pieces)**	**Of total amount of shares (per-centage wise)**	**Amount by kinds of shares**			
						Ordinary nominal shares	**Ordinary bearer shares**	**Privileged nominal shares**	**Privileged bearer shares**
			In all	49488365	91.8407	49488365	0	0	0

8. INFORMATION ON SHAREHOLDERS MEETING

Kind of Shareholders		regular	extraordinary
			X
Date of holding		09.02.2007	
Quorum of Meeting		87.09	
Description	The Extraordinary Shareholders Meeting taken place on the 9th of February, 2007 was convened at the request of Supervisory Board of the Company. The question included into agenda of Extraordinary Shareholders Meeting is as follows: 1. On change of name of Open Joint-Stock Company Nyzhnyodniprovs'kyy Tube-Rolling Plant and making of corresponding changes in the Company By-Laws. On the grounds of Article 43 of On Economic Companies Law of Ukraine and at proposition of Shareholder possessing more than 10 percent of votes the following additional question was included into agenda of Extraordinary Shareholders Meeting: 2. On making of changes in the Company By-Laws. All the questions of agenda were examined in course of work of Extraordinary Shareholders Meeting upon making of the following decisions: Open Joint-Stock Company Nyzhnyodniprovs'kyy Tube-Rolling Plant is renamed to OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" by decision of Extraordinary Shareholders Meeting of the Company (remaining its legal – organizational form unchanged). OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" is a full assignee of Open Joint-Stock Company Nyzhnyodniprovs'kyy Tube-Rolling Plant. The Company By-Laws is approved by Extraordinary Shareholders Meeting of the 9th of February, 2007; Public Registration of changes made in the Constituent Documents was carried out on the 14th of February, 2007 by Executive Committee of Dnipropetrovs'k City Council (number of record 12241050003001344) with changes and addenda by means of statement of By-Laws in new version.		

Type of General Meeting		regular	extraordinary
		X	
Date of holding		30.03.2007	
Quorum of Meeting		92.17	
Description	The Shareholders Meeting taken place on the 30th of March, 2007 was held by decision of Board agreed with Supervisory Board of the Company. The questions included in the agenda of Shareholders Meeting are as follows: 1. Approval of Report of Board of the Company on results of activity for 2006 and approval of main areas of Company activities in 2007. 2. Approval of Report and Conclusions of Auditing Committee of the Company by results audits of financial and economic activity of the Company for 2006. 3. Approval of Annual Financial Accountability for 2006 and results of financial and economic activity of the Company in 2006. 4. Approval of procedure for distribution of profits, term and period for dividend payment. 5. Approval of basic indices of financial and economic activity of the Company for 2007. 6. Recall and election of members of Board of the Company. 7. Recall and election of members of Auditing Committee of the Company. On the grounds of Article 43 of On Economic Companies Law of Ukraine at proposition of Shareholder possessing more than 10 percent of votes the following additional questions were included into agenda of Regular Shareholders Meeting: 8.Approval of limits of guarantees by the third persons' liabilities granting by the Company. 9. Approval of general parameters of pledge of Company property. 10. Decision making as to pledge of Fixed Assets of the Company with their acquisition cost coming to of exceeding 15 150 000 UAH. All the questions of agenda were examined in course of work of Extraordinary Shareholders Meeting upon making of the following decisions: approval of Report of Board of the Company on results of activity for 2006 and approval of main areas of Company activities in 2007; approval of Report and Conclusions of Auditing Committee of the Company by results audits of financial and economic activity of the Company for 2006; Approval of Annual Financial Accountability for 2006 and results of financial and economic activity of the Company in 2006; approval of basic indices of financial and economic activity of the Company for 2007; approval of limits of guarantees by the third persons' liabilities granting by the Company; approval of general parameters of pledge of Company property; making of decision as to pledge of Fixed Assets of the Company with their acquisition cost coming to of exceeding 15 150 000 UAH along with decision making as to changing of membership of Company officials. There was also decided at the Shareholders Meeting to spend 580.9 million UAH for payment of dividends for 2006 . The term of dividend payment is as follows: since 15th of May till 31st of December 2007. The amount of dividend paid per an ordinary share made up 10.78 UAH. Procedure for payment of dividends to shareholders being legal and natural persons was also approved by decision of the Meeting.		

Type of General Meeting		Regular	extraordinary
			X
Date of holding		31.07.2007	
Quorum of Meeting		96.27	
Description	The Extraordinary Shareholders Meeting taken place on the 31st of July, 2007 was held on the grounds of Article 43 of On Economic Companies Law of Ukraine at request of Shareholder possessing more than 10 percent of votes The question included in the agenda of Shareholders Meeting is as follows: 1. Approval of limits of guarantees by the third persons' liabilities granting by the Company for 2007. On the grounds of Article 43 of On Economic Companies Law of Ukraine at proposition of Shareholder possessing more than 10 percent of votes the following additional question was included into agenda of Regular Shareholders Meeting: 2. Making of changes in the Company By-Laws. All the questions of agenda were considered in course of work of Extraordinary Shareholders Meeting upon making of the following decisions: approval of limits of guarantees by the third persons' liabilities granting by the Company for 2007 and making of changes in the Company By-Laws.		

Type of General Meeting		regular	extraordinary
			X
Date of holding		12.10.2007	
Quorum of Meeting		96.11	
Description	The Extraordinary Shareholders Meeting taken place on the 31st of July, 2007 was held at the request of Supervisory Board. The question included in agenda is as follows: 1. Introduction of changes and addenda into Company By-Laws. On the grounds of Article 43 of On Economic Companies Law of Ukraine at proposition of Shareholder possessing more than 10 percent of votes the following additional question was included into agenda of Regular Shareholders Meeting: 2. Recall of Chairman of Board - Director General of the Company. 3.Election of Chairman of Board of the Company. 4.Recall and election of members of Supervisory Board of the Company. All the questions of agenda were considered in course of work of Extraordinary Shareholders Meeting upon making of the following decisions: introduction of changes and addenda into Company By-Laws, along with making of decisions on recall of Chairman of Board - Director General of the Company; election of Chairman of Board and recall of Chairman of Board - Director General of the Company.		

Type of General Meeting		regular	extraordinary
			X
Date of holding		18.03.2008	
Quorum of Meeting		96.247	
Description	The Shareholders Meeting taken place on the 18th of March, 2007 was held by decision of Board agreed with Supervisory Board of the Company. The questions included in the agenda of Shareholders Meeting are as follows: 1. Approval of Report of Board of the Company on results of activity for 2007 and approval of main areas of Company activities in 2008. 2. Approval of Report and Conclusions of Auditing Committee of the Company by results audits of financial and economic activity of the Company for 2007. 3. Approval of Annual Financial Accountability for 2007 and results of financial and economic activity of the Company in 2007. 4. Approval of procedure for distribution of profits, term and period for dividend payment. 5. Approval of basic indices of financial and economic activity of the Company for 2008. 6. Approval of limits of guarantees by the third persons' liabilities granting by the Company in 2008. 7. Recall and election of members of Supervisory Board of the Company. 8. Recall and election of members of Auditing Committee of the Company. On the grounds of Article 43 of On Economic Companies Law of Ukraine at proposition of Shareholder possessing more than 10 percent of votes the following additional questions were included into agenda of Regular Shareholders Meeting: 9. Election and recall of members of Board of the Company. 10. Increase of amount of (Composed) Authorized Capital Stock by means of increase the amount of shares with available nominal value at the expense of additional investments. 11. Close (private) allocation of shares and approval of Minutes of decision on of close (private) allocation of shares. Approval of List of other Investors to which the shares are supposed to be allocated and according to which the decision on allocation was made. Specifying of authorized bodies and persons along with granting to them special powers on assurance of close (private) allocation of shares.		

	All the questions of agenda were considered in course of work of Extraordinary Shareholders Meeting upon making of the following decisions: approval of Report of Board of the Company on results of activity for 2007 and approval of main areas of Company activities in 2008; approval of Report and Conclusions of Auditing Committee of the Company by results audits of financial and economic activity of the Company for 2007; approval of Annual Financial Accountability for 2007 and results of financial and economic activity of the Company in 2007; approval of basic indices of financial and economic activity of the Company for 2008; approval of limits of guarantees by the third persons' liabilities granting by the Company in 2008 along with making of decisions concerning introduction of changes into membership of Company officials; there was made a decision on increase of amount of (Composed) Authorized Capital Stock by means of increase the amount of shares with available nominal value at the expense of additional investments; there were made decisions as to close (private) allocation of shares and approval of Minutes of decision on of close (private) allocation of shares. Determination of authorized bodies and persons along with granting to them special powers on assurance of close (private) allocation of shares.

9. INFORMATION ON DIVIDENDS

	For the period under report		For the period preceding the one under report	
	by ordinary shares	by privileged shares	by ordinary shares	by privileged shares
Amount of dividends accrued, UAH	580 880 300.0	0.0	989 867 450.0	0.0
Accrual of dividends per a share, UAH	10.78	0.0	18.37	0.0
Amount of dividends paid, UAH	623 189 000.0	0.0	936 708 000.0	0.0
Amount of dividends paid per a share, UAH	10.78	0.0	18.37	0.0

Description	OJSC "INTERPIPE NTRP" is one of few stock-holding companies paying incomes to the Shareholders by their securities. The Regular Shareholders Meeting held on the 18th of March, 2008 (Minutes No. 13 of the 18th of March, 2008) made a decision: neither distribute of net profit gained in the result of financial and economic activities in 2007 nor approve the term and procedure for dividend payment because the profit attributed to the Participants Settlement Fund (Dividend Fund) wasn't liable to distribution. Within 2007 there was being continued payment of dividends by results of financial and economic activity of the Company for 1999 – 2001, 2003 and 2005 failed to be received by Shareholders in time for reasons irrespective of the Company along with payment of dividends by results of financial and economic activity of the Company for 2006 in consideration of undistributed portion of last year's profit in accordance with decision made at the Regular Shareholders Meeting taken place on the 30th of March, 2007 (Minutes No. 13 of the 30th of March, 2007). The date of closure of Dividend Payment Register is the 15th of May, 2007. The term for dividend payment is established since 15th of May till 31st of December, 2007. The Company has paid dividends to the sum of 578 311 597 UAH inclusive of 4 538 462.91 of Natural Persons Income Tax and 1 851 163.18 UAH Nonresidents Income Tax on the grounds of decision aforementioned. In 2006 the dividends by results of financial and economic activity of the Company for 1999 – 2001, and 2003 failed to be received by Shareholders in time for reasons irrespective of the Company were also paid along with payment of dividends by results of financial and economic activity of the Company for 2005 and at the expense of redistribution of the previous years' profits in accordance with decision made at the Extraordinary Shareholders Meeting taken place on the 4th - 23rd of August, 2006 (Minutes No. 5 of he 4th - 23rd of August, 2006). The date of closure of Dividend Payment Register is the 5th of September, 2006. The term for dividend payment is established since 5th of September till 31st of December, 2006. The Company has paid dividends to the sum of 936 698 646 гривень inclusive of 6 757 996.48 UAH of Natural Persons Income Tax and 2 239 732.87 UAH Nonresidents Income Tax on the grounds of decision aforementioned.

10. INFORMATION ON PERSONS RENDERING THEIR SERVICES TO THE ISSUER

Name	Sigma Register Limited Liability Company
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	33785109
Seat	Ukraine, Kyiv Region, Pechers'kyy District 01601, Kyiv, vul. Shovkovycha, 42/44
Number of Licence or other Document for this activity category	АБ No. 293354
Name of State Authority having issued the Licence or other Document	Securities and Exchange State Commission
Date of issue of Licence or other Document	01.11.2005
Toll Code and Telephone	(044) 494-11-32
Fax	494-11-53
Activity category	The legal person carrying out its professional activity at The Equity Market: activity on keeping of Register of Nominal Securities Holders
Description	Sigma Register Company was approved as Permanent Register on keeping of Register of Nominal Securities Holders of OJSC "INTERPIPE NTRP" at Shareholders Meeting taken place on the 14th of April, 2006 (Minutes of Shareholders Meeting No. 11 of April 14, 2006). The Registrar keeps Register of Nominal Securities Holders of the Company on the grounds of Agreement No. 580060392 on keeping of Register of Nominal Securities Holders of OJSC "INTERPIPE NTRP" of the 26th of January, 2006

Name	Control – Audit Auditing Firm
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	34588637
Seat	29-A, оф.501 Ukraine, Dnipropetrovs'k Region, Babushkins'kyy District, 49600 Dnipropetrovs'k, vul. Naberezhna Lenina, 29-A, office 501
Number of Licence or other Document for this activity category	3860
Name of State Authority having issued the Licence or other Document	Audit Chamber of Ukraine
Date of issue of Licence or other Document	28.09.2006
Toll Code and Telephone	(056) 744 33 16
Fax	744-40-38
Activity Category	The Auditor (Auditing Firm) rendering auditing services to the Issuer
Description	The Auditing activity isn't liable to licensing in accordance with Legislation of Ukraine in force. Proceeding from the aforementioned Control – Audit Auditing Firm has no Licence. However, the Auditing Chamber has entered Control – Audit Auditing Firm in the Register of Auditing Firms and Auditors of Ukraine rendering auditing services single-handed, and Control – Audit Auditing Firm obtained Certificate on its entering in the Register of Subjects of Auditing Activity No. 3860 of the 28th of September, 2006.

Name	Master & Partners Limited Liability Company
Identification Code by YEDRPOU	Limited Liability Company
Identification Code by YEDRPOU	24942296
Seat	Ukraine, Kyiv Region, Shevchenkivs'kyy District 01304, Kyiv, vul. Volodymyrivs'ka, 38
Number of Licence or other Document for this activity category	-
Name of State Authority having issued the Licence or other Document	-
Date of issue of Licence or other Document	
Toll Code and Telephone	(044) 492-82-82
Fax	492-82-72
Activity category	Legal person rendering legal services to the Issuer
Description	Master & Partners Limited Liability Company renders to OJSC "INTERPIPE NTRP" legal services on International Law Consulting on the grounds of Agreement concluded. There is no information as to number of Licence (Permit) for this activity category, date of issue of Licence (Permit) and State Authority having issued the Licence because of failure to submit the said information to Issuer.

Name	Credit-Dnipro Commercial bank, Close Joint-Stock Company
Legal – organizational form	Close Joint-Stock Company
Identification Code by YEDRPOU	14352406
Seat	Ukraine, Dnipropetrovs'k Region, Babushkins'kyy District 49600 Dnipropetrovs'k, vul. Lenina 17
Number of Licence or other Document for this activity category	70
Name of State Authority having issued the Licence or other Document	National Bank of Ukraine
Date of issue of Licence or other Document	24.12.2002
Toll Code and Telephone	(0562) 367-319
Fax	770-20-18
Activity category	The legal person authorized by issuer to pay income by his securities.
Description	Credit-Dnipro Bank Bank pays dividends to Shareholders of OJSC "INTERPIPE NTRP" on the grounds of commissions.

Name	Credit – Rating Limited Liability Company
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	31752402
Seat	Ukraine, Kyiv Region, Podils'kyy District 04070 Kyiv, vul. Verkhniy Val, 72
Number of Licence or other Document for this activity category	2
Name of State Authority having issued the Licence or other Document	Securities and Exchange State Commission
Date of issue of Licence or other Document	19.12.2006
Toll Code and Telephone	(044) 490-25-50
Fax	490-25-54
Activity category	Legal person authorize to evaluate rating of Issuer
Description	Credit – Rating Company renders services on determination and renewal of Credit Rating of OJSC "INTERPIPE NTRP" by National Credit Rating Scale on the grounds of Agreement concluded. Credit – Rating Company is Authorized Rating Agency included into State Register of Authorized Rating Agencies on the grounds of decision of Securities and Exchange State Commission No. 1525 of the 19th of December, 2006. Certificate on inclusion of Credit – Rating Company into State Register of Authorized Rating Agencies No. 2 of the 19th of December, 2006.

Name	Dniproinmed Close Stock Life Insurance Company
Legal – organizational form	Other legal – organizational forms
Identification Code by YEDRPOU	21870998
Seat	Ukraine, Dnipropetrovs'k Region, Zhovtnevyy District 49005 Dnipropetrovs'k, vul. Simferopols'ka, 21, office 207
Number of Licence or other Document for this activity category	AA No. 239147
Name of State Authority having issued the Licence or other Document	Ministry of Finances of Ukraine
Date of issue of Licence or other Document	22.04.1998
Toll Code and Telephone	(056) 370-18-96
Fax	370-18-97
Activity category	Legal person rendering insurance services to the Issuer
Description	Dniproinmed CSLIC renders service on property insurance on the grounds.

Name	INGO UKRAINE Close Stock Life Insurance Company
Legal – organizational form	Close Joint-Stock Company
Identification Code by YEDRPOU	26003349
Seat	Ukraine, Dnipropetrovs'k Region, Zhovtnevyy District 49027 Dnipropetrovs'k, pl. Shevchenka 1
Number of Licence or other Document for this activity category	AB No. 299435
Name of State Authority having issued the Licence or other Document	State Commission on Regulation of Financial Services Markets of Ukraine
Date of issue of Licence or other Document	05.02.2007
Toll Code and telephone	(0562) 32-07-07
Fax	32-08-08
Activity Category	Legal person rendering insurance services to Issuer
Description	Licence AB No. 299435 of the 5th of February, 2007 for insurance against fire risks and risks of acts of God INGO Ukraine CSLIC renders services on property insurance to OJSC "INTERPISE NTRP" on the grounds of concluded Agreement.

Name	INGO UKRAINE Close Stock Life Insurance Company
Legal – organizational form	Close Joint-Stock Company
Identification Code by YEDRPOU	26003349
Seat	Ukraine, Dnipropetrovs'k Region, Zhovtnevyy District 49027 Dnipropetrovs'k, pl. Shevchenka 1
Number of Licence or other Document for this activity category	AB No. 299444
Name of State Authority having issued the Licence or other Document	State Commission on Regulation of Financial Services Markets of Ukraine
Date of issue of Licence or other Document	05.02.2007
Toll Code and Telephone	(0562) 32-07-07
Fax	32-08-08
Activity Category	Legal person rendering insurance services to Issuer
Description	Licence AB No. 299435 of the 5th of February, 2007 for insurance against fire risks and risks of acts of God INGO Ukraine CSLIC renders services on property insurance to OJSC "INTERPISE NTRP" on the grounds of concluded Agreement.

Name	Aura Close Stock Life Insurance Company
Legal – organizational form	Close Joint-Stock Company
Identification Code by YEDRPOU	19149414
Seat	Ukraine, Dnipropetrovs'k Region, Zhovtnevyy District 49005 Dnipropetrovs'k, vul. Olesya Gonchara, 16
Number of Licence or other Document for this activity category	AA No. 777624
Name of State Authority having issued the Licence or other Document	State Commission on Regulation of Financial Services Markets of Ukraine
Date of issue of Licence or other Document	24.06.2004
Toll Code and Telephone	(0562) 33-39-94
Fax	33-39-94
Activity category	Legal person rendering insurance services to Issuer
Description	Aura CSLIC renders transport insurance services to OJSC "INTERPISE NTRP" on the grounds of concluded Agreement.

Name	FETS Stock Exchange Subsidiary
Legal – organizational form	Stock Exchange
Identification Code by YEDRPOU	21672206
Seat	Kyiv Region, Pechers'kyy District 01133, Kyiv, vul. Shchorsa, 31
Number of Licence or other Document for this activity category	AB No. 376703
Name of State Authority having issued the Licence or other Document	Securities and Exchange State Commission
Date of issue of Licence or other Document	25.09.2007
Міжміський код та телефон	(044) 522-88-08
Fax	522-85-53
Activity category	The legal person carrying out its professional activity at the Stock Market – activity on organization of Stock Market Trade.
Description	FETS Stock Exchange Subsidiary State Enterprise renders services on securities turnover in the First Exchange Trade System to OJSC "INTERPIPE NTRP" on the grounds of Listing Support Agreement concluded.

Name	INTERPIPE MANAGEMENT Limited Liability Company
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	33517151
Seat	Ukraine, Dnipropetrovs'k Region, Zhovtnevyy District, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A
Number of Licence or other Document for this activity category	-
Name of State Authority having issued the Licence or other Document	-
Date of issue of Licence or other Document	
Toll Code and Telephone	(0562) 38-95-80
Fax	38-95-80
Activity category	Legal person rendering legal services to the Issuer
Description	INTERPIPE MANAGEMENT COMPANY renders OJSC "INTERPIPE NTRP" legal consulting services on the grounds of Agreement concluded. There is no information as to number of Licence (Permit) for this activity category, date of issue of Licence (Permit) and State Authority having issued the Licence because of failure to submit the said information to Issuer.

11. DATE ON ISSUER SECURITIES

11.1. Share Issue Information

Registration date of issue	Number of Certificate on issue registration	Name of body having registered the issue	Security Code	Security type	Form of existence and form of issue	Nominal value (UAH)	Amount of shares (pieces)	Total nominal value (UAH)	Part in the Authorizes Capital Stock (percent wise)
1	2	3	4	5	6	7	8	9	10
18.04.2001	164/1/01	Securities and Exchange State Commission	UA0400081008	Ordinary nominal shares	Documentary Nominal shares	0,250	53885000	13 471 250.0	100

Description

INFORMATION ON COMPANY SHARE ISSUES

The (Composed) Authorized Capital Stock of the Company makes up 13 471 250 (thirteen million four hundred and seventy-one thousand two hundred and fifty) UAH.

The Authorized Capital Stock is divided by 53 885 000 (fifty three million eight hundred and eighty-five thousand) of ordinary nominal shares with their nominal value of 0.25 UAH each.

Primary distribution of shares was carried out in accordance with Constituent Agreement No. 72-AT of the 28th of December, 1994. When further redistribution of shares, no changes are made in the Constituent Agreement.

The Company issues ordinary nominal shares in their documentary form of existence to the amount of (Composed) Authorized Capital Stock in accordance with Legislation of Ukraine and requirements established by Securities and Exchange State Commission. The shares are issued in accordance with procedure fixed by Securities and Exchange State Commission.

The first issue of shares was in the amount of 21 554 000 (twenty-one million five hundred and fifty-four thousand) of ordinary nominal shares with their nominal value of 0.25 UAH to the sum total of 5 388 500 (five million three hundred and eighty-eight thousand and five hundred) UAH, of documentary form of issue, Certificate of Securities Public Registration No. 2/1/95 of the 4th of January, 1995. There shares were reregistered upon obtaining of Registration Certificate of Securities Issue No. 142/04/1/98 of the 16th of July, 1998 issued by Dnipropetrovs'k Territorial Board of Securities and Exchange State Commission according to requirements of Securities and Exchange State Commission on adjustment of forms of securities issue in accordance with Legislation in force.

The second share issue was in the amount of 32 331 000 (thirty two million three hundred and thirty-one thousand) of ordinary nominal shares with their nominal value of 0.25 UAH each to the sum total of 8 082 750 (eight million eighty-two thousand seven hundred and fifty) UAH, of documentary form of issue, Certificate of Securities Public Registration No. 164/1/01 of the 18th of April, 2001.

The National Depositary of Ukraine assigned Registration Letter-Character Code to the Company securities along with obtaining of extract from Securities Code Register according to requirements of Securities and Exchange State Commission on as to codifying (numeration) of securities.

Shareholders Meeting of OJSC "INTERPIPE NTRP" taken place on the 18th of March, 2008 made a decision on allocation of securities to the sum exceeding 25 percent of (Composed) Authorized Capital Stock of the Company (Minutes No. 13 of the 18th of March, 2008).

There shares liable to allotment are as follows: ordinary nominal shares in the amount of 346 115 000 (three hundred and forty-six million one hundred and fifteen thousand) pieces to the sum of 86 528 750.00 (eighty-six million five hundred and twenty eight thousand seven hundred and fifty) UAH by means of close (private) distribution among the Shareholders of OJSC "INTERPIPE NTRP".

The sum of (Composed) Authorized Capital Stock increased by means of additional share issue makes up 86 528 750.00 (eighty-six million five hundred and twenty eight thousand seven hundred and fifty) UAH.

The aim of allocation of ordinary nominal shares lies in attraction of investments for further technical development of the Company and replenishment of Circulating Assets.

The rights of Holders of ordinary nominal shares are fixed by Legislation of Ukraine in force and the Company By-Laws.

The rights granted to Holders of shares meant for close (private) allocation on the grounds of making of corresponding decision are equal to the ones vested to the Holders of previously issued securities.

INFORMATION ON HOME AND FOREIGN MARKET WHERE THE COMPANY SECURITIES ARE SOLD

OJSC "INTERPIPE NTRP" was one of the first Ukrainian enterprises the securities of which were included into the First Level Listing of the First Exchange Trade System since the 1st of October, 1997 according to decision of Trade Committee of 24th of September, 1997. To execute the decisions of Securities and Exchange State Commission No. 141 of the 6th of July, 1999 and No. 215 of the 30th of December, 1998 the Company and FETS Stock Exchange State Enterprise entered into Listing Support Agreement on the 8th of September, 1999. The Listing Support Agreement was repeatedly concluded on the first of October, 2007 in connection with coming into force of Provision on functioning of Stock Exchanges approved by decision of Exchange and Stock State Commission No. 1542 of the 19th of December, 2006.. The Company securities were included into Quotation

	List of the First Exchange Trade System of the Second Level Listing and admitted to Distribution Network Tender according to terms of Agreement. Business development successes and high level of basic indices of Company work stipulated great demand for its shares: the liquidity of shares grew considerably in 2007 against the background of more than twice increase of volumes of Exchange Tender. The rapid increase of cost of shares entailed its Capitalization for 2007 from 3.8 billion UAH up to more than 11 billion UAH. The Company shares are one of the most liquid and profitable instruments of Stock Market of Ukraine. Thus, proceeding from data of FETS Stock Exchange State Enterprise the highest purchase and sale price made up about 90 UAH per share at the end of 2006 coming to about 204 UAH at the end of 2007. These figures are the evidence of strengthening of Company positions, raising of its efficacy and reliability for the Shareholders. But at the same time, the Share Rate Cost changes from time to time experiencing the influence of advices on Company activity. The Share Rate Cost depends upon economic circumstances at the enterprise considered by the Analysts to be the object for stable and uninterrupted investments. The information on quotation of ordinary nominal shares of the Company in Distribution Network of the First Exchange Trade System (source of information is Information on quotation of the Company Securities arriving by E-mail to the Company E-mail by results of trade sessions taking place in Distribution Network of the First Exchange Trade System): The purchase and sale prices of Company shares fixed within 2006 were as follows: - I quarter – minimum price 46.50 UAH., the highest price – 52.58 UAH; - II quarter - minimum price 56.42 UAH, the highest price – 59.27 UAH - III quarter - minimum price 60.68 UAH, the highest price – 64.39 UAH; - IV quarter - minimum price 74.58 UAH, the highest price – 76.88 UAH The purchase and sale prices of Company shares fixed within 2007 were as follows: - I quarter - minimum price 114.38 UAH, the highest price – 119.38 UAH; - II quarter - minimum price 160.31 UAH, the highest price – 164.50 UAH; - III quarter - minimum price 199.11 UAH, the highest price – 209.98 UAH Estimated Cost of agreements by Company shares made up the following: in 2006 - 105 133 thousand UAH and in 2007 - 136 389 thousand UAH. The price level achieved has fixed new price parity rates for Company shares. Since the 1st of February, 2005 the Company shares were attributed to Index Set of the First Exchange Trade System (Index FETS). The fact of inclusion into the index testifies to the effect that the Company is one of the most liquid ones at the Ukrainian Stock Exchange belonging to the Companies with the largest market Capitalization. Besides agreement concluded at organized market, the agreement among the Stockjobbers were concluded at that. Information on minimum and the highest prices fixed in agreements concluded with Stockjobbers in 2007 is as follows: - I quarter - minimum price 40.00 UAH, the highest price - 100.00 UAH; - II quarter - minimum price 16.00 UAH, the highest price - 140.00 UAH; - III quarter - minimum price 57.00 UAH, the highest price – 195.00 UAH; - IV quarter - minimum price 84.00 UAH, the highest price – 206.00 UAH In 1999 the Company together with five largest enterprises of Ukraine realized the Program on issue of First-Level Depositary Warrants The program was realized jointly with the Bank of New York. The Depositary Warrants Program is the simplest and the cheapest way for entering the Equity Market of USA with the shares already being in the open turnover. According to On securities Law of USA, 1934 with changes and addenda, the Company isn't registered in SEC (American USA Securities Commission), and its shares fail to be listed at a Sock Exchange in this connection. The Company is freed from submission of regular reports and information to SEC according to 12g3-2(b) Rule of Sock Exchanges Law of USA, 1934. Performing the function of information of wide circle of participants of Equity Market" on realization of Program of Depositary Warrants Issue, the Bank of New York distributes so called ADR – Offering Circulars" (ADR Announcement) through printing mass media as well as through Internet. In particularly, on the site the Bank of new York (www.bankofny.com) there is ADR – Offering Circular on issue of First-Level Depositary Warrants of the Company.

11.4. Information of Redemption of Own Shares within the Period under Report

No. in order	Date of share entering the Issuer's Account	Amount of shares redeemed (pieces)	Date of registration of redeemed shares issue	Number of Certificate of registration of redeemed shares issue	Name of body having registered registration of redeemed shares issue	Part of the Authorized Capital Stock (percentage wise)
1	2	3	4	5	6	7
1	21.12.2007	43815	18.04.2001	164/1/01	Securities and Exchange State Commission	0.0813

11.5. Information as to Securities Certificates Issued

Number of forms of Securities Certificates ordered (pieces)	15000
including: - Shares Certificates	15000
- Bonds Certificates	0
- Certificates of other securities(separately per each kind of securities)	
-	0
Number of Securities Certificates issued to the Holders (pieces)	8448
including: - Shares Certificates	8448
- Bonds Certificates	0
- Certificates of other securities(separately per each kind of securities)	
-	0

12. BUSINESS DESCRIPTION

Important events of development (inclusive of amalgamation, separation, accession, reconstruction and detachment).

The Plant was set up in 1891 on the basis of Franco-Russian Workshops. Its first owners were the Frenchmen. However economic crisis being about to happen in Russia made them to suspend the production. The German entrepreneur K. Gantke became the next owner of Plant.

In 1911 – 1913 the Wheel-Rolling Mill having two BRIDE Plants and Pilger Rolling Mill started its operation.

In January 1918 the Plant was nationalized according to special Decree of Soviet power. Since 1931 till 1935 the new producing capacities were being built.

Within the Second World War the Plant was fully ruined. Its restoration began since 1943, and already in 1948 the Plant worked at its total capacity.

In 1956 the Electric-Weld Pipe Mill was built, and in 1962 there began the production of bearing pipes. In 1968 the largest in the Europe shop with Pilger Rolling Mill was put into operation with the participation of Hungarian specialists.

In 1972 a new Wheel-Rolling Line was opened along with construction of Wheel Ring-Tread Line in 1988.

On the 20th of September, 1989 Nyzhnyodniprovs'kyy Tube-Rolling Plant named after Karl Liebknecht was set up on a voluntary basis as the lease enterprise. In January, 1993 the Lease Agreement was reissued at State Property Fund of Ukraine in accordance with Legislation of Ukraine.

On the 28th of December, 1994, Nyzhnyodniprovs'kyy Tube-Rolling Plant named after Karl Liebknech, the lease enterprise was reorganized into Open Joint-Stock Company "Nyzhnyodniprovs'kyy Tube-Rolling Plant".

In 1995 out-of-furnace steel-processing complex consisting of furnace-ladle-vacuumator was put into operation.

The privatization of Plant is finished (On Finishing of Privatization Process of OJSC "Nyzhnyodniprovs'kyy Tube-Rolling Plant" Order of State Property Fund of Ukraine No. 1397 of the 8th of December, 1997).

Transfer to joint-stock form of property stipulated the enterprise possibility of more flexible and quick reaction to situation changing in the environment of market relations having enlarged the production possibilities as to strategic maneuver of its financing, participation in the work of operation of Equity Market along with opportunity to strengthen the relationship with enterprises supplying materials and componentry, partner companies and the enterprises – consumers of production.

In 1996 – 1998 the construction of Gas-Treating System for open-hearth furnaces was finished. There is a unique Shot-Peening and Wheel Surface Hardening Area set up at Wheel-Rolling Mill. The automated system for tube accompanying in rolling mill train of Tube-Rolling Mill-5 is brought into operation, the computed Tensoweighing System is set up in the areas of tubular billets and tube delivery in Tube Mills Nos. 1, 4 and 5 along with realization of great deal of other arrangements within the framework of restructuring project.

Open Joint-Stock Company "Nyzhnyodniprovs'kyy Tube-Rolling Plant" was given a new name OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" by decision of Company Shareholders Meeting taken place on the 9th of February, 2007 (with its legal – organizational form remaining unchangeable).

OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" is full assignee of Open Joint-Stock Company "Nyzhnyodniprovs'kyy Tube-Rolling Plant".

The Company has the Balance of its own as well as settlement (current) and other accounts in Bank Institutions and the seal and stamps bearing its name.

The quality management is the most important trend of enterprise development. Quality Control System of the Plant was certified in accordance with requirements of International Standard ISO 9001:2000, and at the same time, technical audit in these questions has been introduced and actively acting for the third year running. Permanent rise of products competitiveness has become the priority task, unchangeable supplement to successful participation in the work of prestige foreign markets.

To rise competitiveness of Plan tube products, the ones of oil-and-gas range first of all, the most modern ultrasonic Truscope Defectoscope from Tuboscope Company (USA) making it possible to check longitudinal, transversal and downward defects along with tracing of geometry of total-lot tubes that may be available is brought into operation in Tube-Rolling Mill-4.

There were arrangements made as to improvement of marketable look of tubes along with bringing into practice of procedure of packaging of ready-for-shipment tubes into consumer-suitable locating blocks. It is supposed to exercise instrumental inspection at all the production stages in the nearest prospects non-limiting only to acceptance test, and this will greatly raise the degree of quality assurance. There are the arrangements elaborated aiming at significant raising of hot rolled metal stability. There are new as well as well-reconstructed nondestructive check methods established in workflows.

There works on introduction of Swedish OVAKO Steel & SKF Group Company making it possible to use greased scale as filling material for asphaltic concrete are being carried out. Considerable means are spent for planting of greenery in Plant production territories.

At present, OJSC "INTERPIPE NTRP" is a modern enterprise with its available technology meeting the requirements of world standards.

During the last year the Plant was continuing to carry out active project work the direction making it possible to solve complicated tasks by dint of setting up of independent interfunctional project groups.

The Plant has been taking part in large-scale and root reconstruction and updating of information networks and processes within the framework of project "Construction of Complex Information Management System" making it possible to bring the procedure of enterprise management to new level of quality.

The Complex Information Management System is supposed to be put into operation in the second half of 2008.

In 2007 the project "Raising of Operative Efficacy" was realized in some trends simultaneously.

The arrangements elaborated within the bounds of modules "Planning", "Production, "Repairs", "Quality", "Supply, "Metal Economy" and "Motivation" make it possible to develop the production of tube and wheel products required and prospective, to create optimum production-management plan and efficacious system for carrying out of repairs along with perfection of quality at all the levels.

In 2008 the planned effect from realization of the entire package of arrangements exceeded 20 million UAH. Application of new methods for Plant management, enlargement of product mix upon usage of technological innovations and retrofit installation as well as skilled and trained employees assure holding of leading positions for the Plant in production of steel seam-

less tubes and railway wheels.

The "social" appearance of Plant is quite successful too. At present, the Plant is stably working enterprise with all of its employees and servicemen receiving their salaries on regular basis against the background of appreciable inflow of young skilled personnel. All the aforementioned testifies to the effect that OJSC "INTERPIPE NTRP" is a reliable and very prospective enterprise ready for mutual collaboration. Social sphere of the Plant covers practically all the kinds of employees social protection available: medicine, education, recreation and sports upon its financing at the expense of Plant means.

There were no decisions made as to amalgamation, separation, accession, reconstruction and detachment during the period under report.

At present the Plant is a modern enterprise being the one of largest in its branch in Ukraine fitted out with modern equipment, technologies, having means for assuring and control of quality of steel tubes, wheels, treads and ring-shaped articles remaining the single in Ukraine enterprise making products of certain kinds.

Organizational pattern of Issuer, its subsidiaries, branch establishments, representative offices and other detached organization department at indication of their names and seats, part and prospects of development and changing of their organizational pattern in accordance with previous period under report

The Company is an aggregate of producing shops being deeply intertwined among themselves by system of technological, economic and communicative ties. The managerial organizational pattern acting at the enterprise provides for centralization of functional ties assuring undisturbed operation of producing shops. Under these conditions each functional service represents dynamic structural unit provided with personnel having special skills, necessary financial resources making it possible to execute work manoeuvring along with qualitative application of functional obligations on centralized servicing of all the producing departments as united process plant.

The Company consists of six goods-producing shops including Tube-Rolling Mills Nos. 1, 3, 4 and 5, Electric-Weld Pipe Mill, Wheel-Rolling Mill, Open-Hearth Shop, Steel-Mould-Casting Shop, Motor Transport and Railway Shops; well-equipped research base represented by seven laboratories; eight Management Boards; Service Centre, Social Development Centre, Institute of Development, high-powered intellectual human resources potential represented by Plant Office, Recreation Centre, Palace of Culture, Children's Health Camp named after Oleg Koshevoi and Outpatients' Clinic with up-to-date technical equipment and other departments.

Functions of producing shops are as follows:

- Tube-Rolling Mill No. 1 (TRM No. 1) produces the tubes of oil-and-gas range: steel seamless ones for the pipelines;
- Electric-Weld Pipe Mill (TRM No. 2) produces the general-purpose electric-welded pipes as well as water-and-gas and shaped tubes;
- Tube-Rolling Mill No. 3 (TRM No. 3) produces carbon steel hot-rolled tubes, hot-rolled SH, carbon steel cold-rolled tubes, cold-rolled SH, and cold-drawn ones for PEN and PED;
- Tube-Rolling Mill No. 4 (TRM No. 4) produces socket casing tubes and the tubes of oil-and-gas range;
- Tube-Rolling Mill No. 5 (TRM No. 5) produces hot-rolled and casing tubes;
- Wheel-Rolling Mill (WRM) produces solid-rolled wheel and treads, locomotive, tram and narrow-gage as well as ring-shaped articles.

The Company has own production facilities for steel-smelting, that is, Open-Hearth Shop. Steel smelting at the enterprise assures possibility to control its quality directly along with enlarged flexibility for selection of steel grades necessary for execution of urgent orders by different kinds of products.

The Open-Hearth Shop smelts steel meant for production of tubes in Tube-Rolling Mills Nos. 1 and 4 as well as the wheels, rings and treads in Wheel Tread Shop.

There are support shops assuring work of producing shops and other structural departments inclusive of Steel-Mould-Casting, Motor Transport and Railway Shops.

The basic functions of support shops are as follows:

- Steel-Mould-Casting Shop – produces iron and steel casting;
- Motor Transport Shop – assures conveyance of raw stock, materials by vehicles for all the Company departments
- Railway Shop – provides rail transport for all the shops to convey raw stock and finished products.

There is Service Centre functioning to assure the work of all other shops uniting five support shops inclusive of: Metallurgical Furnace Repair Shop, Metallurgical and Tube-Rolling Equipment Repair Shop, Mechanical Shop, Maintenance Shop and Power Repair Shop.

The basic functions of support shops belonging to Service Centre are as follows:

- Metallurgical Furnace Repair Shop – carries out repair of Open-Hearth and Heating Furnaces installed in the shops;
- Metallurgical and Tube-Rolling Equipment Repair Shop - carries out repair of shop equipment of the Company;
- Mechanical Shop – makes up the components, spares and assembly units by requests of Company shops;
- Maintenance Shop – produces rolling-mill machinery and spares, and repairs the equipment for Company shops;
- Power Repair Shop assure timely repairing of electric and power equipment in the Company divisions.

The Company has also Master Power Engineering Specialist Board functioning assuring work of producing shops. The Board aforementioned consist of three support shops and laboratory, in particular: Thermal Power Shop, Electrical Shop, Instrumentation and Automation Shop and Electrical Engineering Laboratory.

The basic functions of support shops and laboratories belonging to Master Power Engineering Specialist Board are as follows:

- Thermal Power Shop – provides all the Company departments with gas, fuel oil, compressed air and water along with repair of equipment assigned to the shop;
- Electrical Shop provides all the Company departments with electric power and repairs all the power supply networks and cables;
- Instrumentation and Automation Shop – services and repairs control instrumentation and automatic machinery installed in the shops;
- Electrical Engineering Laboratory assures carrying out of sampling test, measurements, inspections and calibration of electrical equipment and apparatus.

The Company also has the following divisions:

- Boards: the ones of design activity, information technologies and communication; industrial safety; transport; financial, economic and distribution;

- Laboratories: Main Testing Laboratory, Main Laboratory, Main Automation and Mechanization Laboratory, Main Metrological Laboratory, Environmental Protection Laboratory and Sanitary Engineering Laboratory.

The other divisions include the following:

- Departments: Department of Optimization and Planning of Manpower Resources, Investment and Development Department; Legal and Contractual Work Department; Security Measures and Civil Protection Department; Personnel Administration and Motivation Department; Labour Remuneration Department; Personnel Department; Personnel Employment and Development Department; Accounting Standards (Provisions) Department; Tax and Fixed Assets Accounting Department; Production Accounting and Calculation Department; Quality Analysis Department; Auditing Department, Nondestructive Test Methods Department; Technical Control Department; Technical Department; Research and Development Department; Energy Saving Department; Repair and Analytical Department; Capital Construction Department; Department of Wheel Tread Production Technology; Structural Strength, Operational Reliability and Claims Department; Labour Protection Department; Engineering Supervision Department; Shipment Department; Customs Cooperation Department; Delivery Control and Planning Department; Department for Provision with Accessory Materials and Service-Rendering; Equipment and Spares Department; Investment Department; Department for Improvement of Production Management Systems; Financial Panning and Calculation-Cash Operations Department; Department of Settlement with Buyers and Suppliers; Production Economics Department; Economic Accountability and Pricing Department; Budget Department; Software Department; Engineering and Operation Department and System Administration Department.
- Communication Facilities Department;
- Polygraphy Department;
- warehousing;
- Economic Security Service;
- Guard Service;
- Gas Saving Station;
- International Accounting Standards Group;
- Monitoring Group.

The Company has Social Development Centre consisting of the following departments: General Department, Metallurgist Palace of Culture, Trade House, Perlyna Recreation Centre, Children's Health Camp named after Oleg Koshevoi and Outpatients' Clinic of OJSC "INTERPIPE NTRP" detached subdivision.

In order to improve the management structure of the Company and basing on the decisions of Board the following changes were made:

- Annulling of Information-Analytical Department upon imposing of its functions on Economic Security Service.
- Annulling of the following subdivisions: the First Department and Civil Protection Department. Security Measures and Civil Protection Department was set up on the basis of departments being annulled.
- Setting up of Design Activity Board directly subordinated to the Chairman of Board;
- Annulling of Editorial Staff of Prydniprovs'kyy Metallurg Newspaper in a body;
- Annulling of Drop-Hammer Shop in a body;
- Annulling of Accounting Department, Cluster Accounting Offices, Economic Activity Control Department in a body. The divisions set up on the basis of the ones annulled are as follows: Accounting Provisions (Standards) Department, Tax and Fixed Assets Accounting Department; Production Accounting and Calculation Department and International Accounting Standards Group.
- Setting up of Energy Saving Department; directly subordinated to the Chief Engineer.
- Setting up of Legal and Contractual Work Department directly subordinated to the Security Director on the basis of Legal Assurance Board, Legal Department and Claim and Suit Work Department being annulled.

In consideration of the aforementioned some positions were annulled and renamed along with introduction of the new ones.

The changes of organizational pattern made assured retention of vertical integrity of management system along with reduction of number of hierarchical levels and interconnections of the same level systems.

The subdivisions belonging to the Company non-enjoying the right of legal persons, but having the right to open current or settlement accounts in accordance with By-Laws are as follows:

DETACHED SUBDIVISIONS – STRUCTURAL UNITS

Trade House of OJSC "INTERPIPE NTRP" with its seat: Ukraine, 49081 Dnipropetrovs'k vul. Stoletova, 21.

Activity trends:

Trade with metal products and secondary resources of the Company, waste, scrap iron formed while production process and surplus stock;

Financial settlements on rendering of paid services by thermal energy.

Outpatients' Clinic of OJSC "INTERPIPE NTRP" with its seat: Ukraine, 49081 Dnipropetrovs'k vul. Stoletova, 21.

Medical servicing of employees and veterans of the Company is carried out within the bounds of realization of Social Program with the view of protection and strengthening of personnel health upon rendering of ambulatory and policlinic care to the employees and veterans of the Company, employees of enterprises and institutions having been in contractual relations with the Company along with rendering paid consulting-diagnostic and medical aid to the population irrespective of place of residence and place of employment.

The Company set up Lime Factory Company operating as of the 31st of December, 2007 with its seat: Ukraine, 49081 Dnipropetrovs'k vul. Stoletova, 21.

The basic activity trend of Lime Factory Company is production and realization of lime, calcareous brick, the produce consisting of lime, dolomite and other products as well as subject to conditions of goods made on commission.

OJSC "INTERPIPE NTRP" is the only Founder of Lime Factory Company possessing total-lot part of Authorized Capital Stock of this enterprise.

Any propositions as to reorganization made by the third persons within the period under report, terms and re-

sults of acceptance of these propositions.

There were no any propositions as to reorganization made by the third persons within the period under report.

Description of account policy (depreciation accrual method, reserves cost estimating method, method of accounting and cost estimating of financial investments, etc.)

The Company has established the following account policy in order to fulfil the requirements of On Accounting and Financial Accountability in Ukraine Law of Ukraine No. 996-XIV of July 16, 1999, Accounting Provisions (Standards) approved by Ministry of Finances of Ukraine and other Legislative Acts, enjoying the right of choice with the view of keeping to the unique methods of accounting and accountability of economic operations by the Company and procedure for evaluation of accounting objects:

1. Assurance of constancy of methods accepted, mirroring of evaluation of property and economic operations.
2. In case of need the account policy may be supplemented by means changing of Order on Account Policy.
3. The changes made in account policy, divulging of information on changes made in account policy, significant influence of errors when drawing of Accounting Documents up, error-correcting methods are carried out in consideration of Accounting Provisions (Standards) 6 "Error Correction and Changes in Financial Statements".
4. The account policy may be changed subject to the following:

- change of requirements of Ministry of Finances of Ukraine;
- change of statutory requirements of the Company;
- assurance of more authentic mirroring of economic operations by new provisions of account policy (proposed and grounded by experts of the Company.

5. The economic operations are accounted in currency of accountability (UAH). The authenticity border fixed for mirroring of information in the Financial Accountability Items equal to 100.00 UAH.

ACKNOWLEDGEMENT, CLASSIFICATION, EVALUATION AND METHIDS OF DEPRECIATION OF FIXED AND INTANGIBLE ASSETS

1. Fixed Assets:

Acknowledgement, evaluation and accounting of Fixed Assets take place in accordance with Accounting Provisions (Standards) 7 "Fixed Assets". The accounting unit is considered to be a separate object of Fixed Assets and other Non-negotiable Tangible Assets. The Fixed Assets are grouped in the analytical accounting in accordance with requirements of Manual on Application of Chart of Accounts of Assets, Capital, Liabilities and Economic Operations of Organizations and Enterprises approved by order of Ministry of Finances of Ukraine No. 291 of November 30, 1999.

As of the Date of Balance the Company may revalue the objects of Fixed Assets according to the Order.

In order to revalue the cost of Fixed Assets there was established the base criterion – Fair Value of these objects is covered by terms of reference of professional Valuers acting in accordance with On Evaluation of Property, Property Rights and Professional Valuation Activity in Ukraine Law of Ukraine No. 2658-3 of July 12, 2001.

The subjects with their expected useful life exceeding 1 year, but with the unit price non-exceeding 1 000.00 UAH upon deduction of corresponding sum of Value-Added Tax belong to the category of Non-negotiable Tangible Assets of little value. Non-negotiable Tangible Assets are accounted without use of O3-6 Inventory Cards upon mirroring of their flow in Circulating Sheets.

Depreciation of Non-negotiable Assets is accrued within the first month of their use in the amount of 50 percent of their value depreciated upon accrual of other 50 percent within the month of their writing off the Balance, while accrual of total-lot value depreciation of library stock within the first month of use.

There is a Standing Technical Commission set up in order to determine Fixed and other Non-negotiable Tangible Assets, and Intangible Assets to be such ones along with establishment of useful life of objects.

The straightforward method and liquidation value established and approved by Minutes of Meeting of Standing Technical Commission are used while accrual of depreciation of Fixed Assets by agreement with Financial and Economics Director.

Accounting of expenditures in connection with reduction of usefulness and sums of benefit from its renewal is carried out in accordance with Accounting Provisions (Standards) 7 "Fixed Assets" in consideration of corresponding norms of Accounting Provisions (Standards) 28 "Reduction of Asset Usefulness as of the Date of Submission of Annual Account".

Writing of additional evaluation off is shown in the Accounting Registers on the monthly basis in the amount proportional to depreciation accrued to the Unappropriated Balance Account upon reduction of Additional Capital Amounts.

2. Intangible Assets

Acknowledgement, evaluation and accounting of Fixed Assets take place in accordance with Accounting Provisions (Standards) 8 "Intangible Assets" and Accounting Provisions (Standards) 28 "Reduction of Asset Usefulness as of the Date of Submission of Annual Account".

A separate object of Intangible Assets is considered to be the accounting unit.

Liquidation value of Intangible Assets is taken as the one equal to zero.

The Intangible Assets are depreciated by straightforward method in course of their useful life:

- for the Licences and software products – from 3 up to 10 years;
- Trademark Rights – within 10 years;

3. Accounting of reserves:

Acknowledgement and primary evaluation of reserves take place in accordance with Accounting Provisions (Standards) 9 "Reserves".

A concrete name is considered to be the accounting unit.

Transport – procurement expenditures are accounted in Reserve Accounts Subaccounts. Distribution of transport – procurement expenditures between the sum of Balance reserves at the end of reporting month and the sum of reserves dropped out within the reporting month is executed at a rate stated in Accounting Provisions (Standards) 9 "Reserves".

The following objects are considered to be Circulating Tangible Assets of lithe value:

- the objects costing less than 300.00 UAH irrespective of their useful life (proceeding from level of their significance);
- for non-productive sphere – 100.00 UAH;
- the subjects with the useful life making up to a year irrespective of their value.

The cost of Circulating Tangible Assets of lithe value put into operation is excluded from contents of Assets (is written off the Balance) upon further organization of work of operational quantitative accounting of subjects aforementioned at their places of operation and by corresponding persons within their actual useful life.

Evaluation of dropping of reserves out at putting into production, their sale or dropping out of another nature takes place by methods of financial investments and financial accounting.

4. Accounting of Reserves and Provisions

Reserve Capital is formed and used in accordance with Statutory Documents.

The provisions made up to reimburse future transaction costs are as follows:

- for holiday payments;
- to the sum of expenditures far carrying out of major repairs on the grounds of estimate approved.

5. Record-keeping of Accounts Receivable:

The Accounts Receivable for goods, products and services is acknowledged according to Accounting Provisions (Standards) 10 "Accounts Receivable" being appreciated by its initial cost determined on the grounds of Basic Account Documents for shipment of goods and products.

The Financial Board forms the Bad Debt Reserve in accordance with methods elaborated.

Bad Accounts Receivable are written off on the grounds of Write-off Report of Accounts Receivable drawn up by Commission with its membership approved by Order of the Company.

6. Financial Investment Accounting

The Financial Investment is evaluated in accordance with Accounting Provisions (Standards) 12 "Financial Investment" in consideration of decrease of its usefulness.

Financial accountability of subsidiaries should be consolidated except for cases stipulated by Paragraph 17 of Accounting Provisions (Standards) 12.

7. Accounting of Expenditures

Methodological forming bases in the accounting of information on expenditures are acknowledged on the grounds of Accounting Provisions (Standards) 16 "Expenditures".

Accounting of expenditures and calculation the actual cost price of mainline product take place on the basis pf per distribution method upon accounting of expenditures of auxiliary production per the orders.

The production costs are accounted on the grounds of approved list and content of variable and permanent general production expenditures.

The production volume in its natural expression (т) is accepted as basis for distribution of general production expenditures. Variable general production expenditures are distributed proceeding from actual capacity of period under report. The production volume of accepted rolled metal in its theoretical weight is considered to be Actual Capacity Index. Permanent general production expenditures are distributed proceeding from Normal Capacity Indices (shop capacity approved in the product mix made up).

8. Accounting of Incomes.

Methodological bases for formation of information on incomes in the accounting are determined on the grounds of Accounting Provisions (Standards) 15 "Income".

The income is acknowledged at increase of assets or reduction of liabilities stipulated by increase of Equity Capital (except for increase of Capital at the expense of investments of Company Participants) subject to possibility of reliable evaluation of income in accordance with criteria stated below:

- incomes from works carried out and services rendered as of the date of documenting of fact of finishing of work performance and service rendering.

Content of incomes, content of other operational and financial incomes is determined in accordance with Accounting Provisions (Standards) 15 "Income".

9. Deferred Income

Deferred Income includes the sums (paid for subscription to periodicals, advertising services paid and other expenditures) actually paid during the period under report but concerning the following period under report.

The Deferred Income includes sums of incomes accrued within current or previous periods under report that will be stated within future period under report.

10. Accounting of Profit and Profit Tax:

Calculation of Accounting Profit Tax takes place on the grounds of Accounting Provisions (Standards) 17 "Profit Tax".

The terms "Deferred Tax Liabilities", "Deferred Tax Assets" as well as "Temporary Differences" and "Permanent Differences" are applied in the accounting.

Deferred Tax Liabilities and Deferred Tax Assets are neither cited in Interim Financial Accountability nor calculated as for this date correspondingly. The item "Profit Tax from Ordinary Activity" of Interim Financial Statement contains only sum of current Profit Tax cited upon corresponding correction (increase or decrease) of sum of expenditure from Profit Tax proceeding from Tax Profit (Loss) for the reporting year as of the date of Annual Balance Sheet in Accounting and Financial Accountability.

11. Financial Accountability per Segments:

Financial Accountability per segments is formed on the grounds of Accounting Provisions (Standards) 29 "Financial Accountability per Segments" proceeding from methodological principles for formation of information on incomes, expenditures, financial results, assets and liabilities of reporting segments.

The economic segment is considered to be or priority. The following kinds of economic segment are the reporting ones:

- wheel;
- tube;
- other (undistributed).

12. Tax Accounting

Information on content of gross income and expenditure meant for taxation is formed on the basis of data of Accounting Registers (Basic Account Book, Logs, Warrants and Decoding Pages).

Legal Provision Department submits information on the claims asserted and conclusions made in progressive total since beginning of year and on a quarterly basic. The tax accounting of increase (loss) of book cost of goods, raw stock, materials, componentry and semi-finished products is carried out according to established methods for calculation of part (%) of pecu-

niary expenditure.

Text of Auditor's Opinion

Control – Audit Auditing Firm Company has audited Consolidated Financial Statements of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" (hereinafter referred to as "Company") including Balance as of the 31st of December, 2007, Profit and Loss Statement, Cash Flow Statement, Equity Capital Statement for the year passed as of the date stated, description of important aspects of account policy and other Explanatory Notes.

Managerial staff of OJSC "INTERPIPE NTRP" bears responsibility for authenticity and completeness of information submitted to the Auditor, preparation of Financial Accountability and application of internal control as to preparation and authentic submission of information in Financial Statements failing to contain significant distortions due to fraud or errors; selection and application of account policy as well as accounting assessments corresponding to the circumstances.

The Auditors are responsible for making of opinion as to Financial Statements on the grounds of results of audit carried out.

The audit was carried out in accordance with International Standards on Auditing assuring confidence and ethics being in force in Ukraine.

These Standards stipulate meeting of ethical requirements by the Auditors as well as planning and carrying out of audit in a way assuring obtaining enough certainty about absence of essential distortions in the Financial Statements.

The audit stipulates fulfilment of auditing procedures in order to obtain auditing proof as to sums and disclosure in the Financial Statements. Selection of procedures depends upon Auditor's judgment. These procedures include assessment of essential distortions risk in Financial Statements due to fraud or errors at that.

Assessing the risks aforementioned, the Auditor examines the aspects of internal control concerning preparation and authentic submission of Financial Statements with the view of elaboration of auditing procedures according to circumstances, but not to express the opinion as to efficacy of internal control of economic management subject. And at the same time, the audit includes assessment of correspondence of account policy applied, acceptability of accounting assessments made managerial staff and general submission of Financial Statements.

The Auditors consider the auditing proof obtained in course of audit to be the ones assuring well-grounded certainty for their opinion to be expressed.

The Company fails to divulge information concerning transactions with Associated Parties, that is, list of Associated Parties, essence of relations, kinds and accounting of transactions and methods used to assess assets and liabilities.

Proceeding from data of Explanatory Notes the Company has reassessed its Fixed Assets as of the 1st of January, 2007 by the methods in accordance with Provisions of International Standards of Financial Accounting and Accountability. And at the same time, the method applied for accrual of depreciation of Fixed Assets and period of attributing of sum of additional assessment reserve in the depreciation part to increase of profit was changed.

The indices of reassessed value of Fixed Assets and Balance Reassessment Reserve were corrected by the indices of International Standards of Financial Accounting and Accountability in this connection having entailed distortion of indices in the Profit and Loss Statement for the reporting year and entry Balance of profit and loss surplus.

To our mind, except of influence of question aforementioned, the Financial Statements reflect financial state of OJSC "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" as of the 31st of December, 2007 authentically in all the essential aspects as well as the financial results for the year passed as of the date cited in accordance with National Accounting Standards of Ukraine and Legislation in force.

Failing to include to our Opinion any warnings, in the following explanatory paragraphs the attention is drawn to additional information that should be submitted in accordance with requirements of Securities and Exchange State Commission as to preparation of Auditor's Opinions submitted to Securities and Exchange State Commission at disclosure of Issuer's information and by professional participants of Stock Exchange under No. 1528 of December 19, 2006.

The Financial Accountability of the Company is prepared in accordance with conceptual basis grounding on Regulations of Accounting Provisions (Standards) 1 "General Requirements to Financial Accountability" stating the purpose, content and principles of preparation of Financial Accountability and requirements to acknowledgement and disclosure of its elements.

Information concerning assets in the part of Non-negotiable Tangible and Intangible Assets, Long-Term Financial Investment, Reserves, Accounts Receivable, Cash Assets and Deferrals is disclosed in the Financial Accountability in all essential aspects according to Accounting Provisions (Standards) in force.

Incomplete Capital Investments are evaluated to the amount of expenses incurred consisting of Capital Investments to construction, manufacturing, reconstruction (up-dating) and acquisition of objects of Non-negotiable Tangible Assets failing to be put into operation as of the date of Balance Sheet and advance payments for financing.

Fixed Assets as of beginning of period under report are represented by the initial costs accounting for sums of indexation carried out by Ministry of Ukraine in connection with inflation.

In 2007 the Company in order to determine the fair value of its Fixed Assets reassessed the ones and changed its accrual depreciation method to straightforward one stating the useful lives.

The indices of reassessed value of Fixed Assets and Balance Reassessment Reserve were corrected by the indices of International Standards of Financial Accounting and Accountability having entailed distortion of indices in the Profit and Loss Statement for the reporting year and entry Balance of profit and loss surplus.

Financial Investment accounted as "Other Financial Investment" is represented in the Balance Sheet by their cost price.

Deferred Tax Assets determined from temporary differences mainly when calculation of book cost of Fixed Assets probably leading to decrease of tax profit of future periods.

The Balance Sheet Account includes assets stored to be used while normal operational cycle: for production, performance of works and service-rendering, for further sale as well as for management needs. In order of accounting the reserves are accordingly classified. The reserves are shown by their net realization value in case of decrease of their cost because of their deterioration or obsolesce.

When acknowledgement, the reserves were assessed by their initial cost.

The assessment of reserves dropping out to production was changed by cost price. Of the first ones and by time of arrival of reserves (Financial Investment and Financial Accountability). These changes were applied in transactions since the time

of their making.

Accounts Receivable are divided by long-term and current ones. Current Accounts Receivable is shown in the Balance Sheet less Bad Debt Reserve.

The Balance Sheet Account "Accounts Receivable" contains reflection of indebtedness of natural persons with the maturity date over twelve months since the Balance Sheet Date.

The Company fails to divulge information concerning transactions with Associated Parties

The Balance Sheet Account "Other Circulating Assets" contains sums of Tax Liabilities and Tax Credit charged from Value-Added Tax.

In general, information as to obligations is disclosed in all the essential aspects according to Accounting Provisions (Standards) in force. The obligations being a part of accountability are divided by long-term and current ones. The Long-term Liabilities include long-term financial obligations. The interest is accrued by long-term financial obligations acknowledged as financial expenditures in the period under report during which it was accrued. The expenditures connected to organization of crediting are acknowledged as deferrals.

Current liabilities consist of Credit Liabilities to Banks, by settlements with suppliers of goods, services, the bills issued, remuneration of labour, social insurance and with the budget connected to operational activity as well as indebtedness by settlements with Participants and by dividends.

The liabilities are shown in the Balance Sheet by their sums till repayment.

The provisions set up are meant for reimbursement of transaction costs and holiday payments.

Information on Equity Capital is disclosed in general corresponding to Accounting Provisions (Standards) in force in Ukraine.

The Authorized Capital Stock represented in Balance Sheet in sum of 13471 thousand UAH corresponds to the amount approved by the By-Laws.

The issue of Company shares is confirmed by Registration Certificate of Share Issue No. 164/1/01 of April 18, 2001 (ordinary nominal shares in the amount of fifty-three million eight hundred and eighty-five thousand pieces with their nominal value being twenty-five kopecks per share, of documentary form of issue).

The Company didn't carry out additional share emission within the period under report.

There was operation on redemption of own shares carried out within the period under report. The purpose of redemption of own shares lied in their future realization within the period non-exceeding a year since the date of their acquisition. 43 815 ordinary nominal shares with their nominal value of 10 953.75 UAH at the total cost of issue of 9 025 890.00 UAH were redeemed from Shareholders within the period established by Supervisory Board.

The Shareholders Meeting held on the 18th of March, 2008 approved Financial Accountability of the Company for 2007. The profit wasn't spent for dividend payment. There was made a decision on increase of amount of Authorized Capital Stock by means of increase of number of shares with existing nominal value at the expense of additional investments along with close (private) flotation of shares.

The amount of Reserve (Insurance) Fund formed as of the date of Balance Sheet exceeds the amount of Fund stipulated by Legislation.

The profits (incomes and expenditures) as well as there application are accounted in accordance with procedure established by corresponding Accounting Standards and the By-Laws.

Cost of Net Assets as of the accounting date December 31, 2007 exceeds the one of Authorized Capital Stock, and this corresponds to legislative requirements.

The Company has notified on events happened in the following parts:

- change of Shareholders possessing 10 and more percent of voting shares;
- change of membership of officials;
- decision-making on redemption of own shares;
- obtaining of credit to the sum exceeding twenty-five percent of Issuer's Assets;
- obtaining of loan to the sum exceeding twenty-five percent of Issuer's Assets;
- decision on distribution of securities to the sum exceeding twenty-five percent of Authorized Capital Stock.

V.V. Zinkevych, Director of Control – Audit Auditing Firm Company

T.I. Balaba, Auditor Certificate т A series No. 001067 of the 24th of March, 1994 issued by Audit Chamber of Ukraine, decision No. 13 with its period of validity prolonged till the 24th of March, 2008 (decision of Audit Chamber of Ukraine No. 120 of the 27th of February, 2003).

49600, Dnipropetrovs'k, vul. Naberezhna Lenina, 29-a

Certificate of entering in the Register of Auditing Activity Subjects No. 3860 issued by decision of Audit Chamber of Ukraine No. 166/5 of the 28th of September, 2006 being in force till 28th of September, 2011.

Agreement of Auditing Services No. 19 – 03/530061745 of the 9th of October, 2008 Appendix to Agreement No. 03/07 of the 4th of April, 2007.

Information on basic kinds of products or services manufactured or rendered by the Issuer, prospects of production of certain goods, performance of works and service rendering; dependence upon seasonal changes; on primary outlets and main customers; basic risks encountered by Issuer while carrying out of activity, protection of own activity and expansion of production and outlets; on sale channels and methods applied by the Issuer; on sources of raw stock, their accessibility and price movement; information on specificities of state of development of branch of production where the Issuer's activity is being carried out; level of introduction of technological innovations. New goods, Issuer's market position; information on competition in the branch, on specificities of Issuer's products (services), prospective plans of Issuer development; number of suppliers by primary kinds of raw stock and materials occupying more than 10 percent in the total volume of supplies.

The primary kind of Company activity is production and sale of steel, metal tubes, solid-rolled wheels, ring-shaped articles and treads.

The primary kinds of products are as follows:

- steel seamless hot-deformed tubes;

- casing tubes and their sockets;
- general-purpose steel seamless cold-deformed tubes as well as the ones of high and split-hair accuracy;
- bearing tubes;
- steel longitudinal electric-welded water-and-gas and shaped tubes;
- solid-rolled railway wheels,
- railway treads;
- ring-shaped articles made of carbon and alloyed steel;
- tubing strings and their sockets;
- weighed drill pipes and torque rods

The steel smelted in Open-Hearth Shop is mainly used for satisfaction of home needs.

Modem technologies and equipment, system of quality control and production tests assure delivery of tubes by consumers' technical requirements fully complying with the requirements of National and International Standards (API 5L, API 5CT, DIN, EN, ASTM and NFA).

The Company is the leading one of Ukraine by export of steel tubes and wheels to the far abroad countries. Solid-rolled wheels and oil-and-gas tubes are in the greatest demand.

The Company renders services of industrial nature at that.

The Company manufactured marketable products during 2007 to the sum of 4 631 904 thousand UAH in established prices inclusive of:

- solid-rolled wheels – 1 581 946 thousand UAH;
- pipeline tubes – 1 252 246 thousand UAH;
- casing tubes – 1 392 958 thousand UAH.

The products are realized in the amount of 828 853 in natural expression inclusive of:

- solid-rolled wheels – 211 011 tons;
- pipeline tubes – 278 823 tons;
- casing tubes – 246 501 tons

Sale net profit (gain) for the period under report makes up 4 693 794 thousand UAH inclusive of:

- solid-rolled wheels – 1 565 403 thousand UAH;
- pipeline tubes – 1 265 471 thousand UAH;
- casing tubes – 1 431 542 thousand UAH;
- other goods sold (services rendered) – 431 378 thousand UAH.

Timely taken measures by structure and average prices of sale and bringing into production of new products, retrofit installation, expansion of assortment of products output stipulated increase the production in money terms.

Engineering procedure of production output in the Company exerts no influence of seasonal changes, but the production volume depends upon market conditions in general. Successive and hard work of the

Company on provision of shops with orders minimizes fluctuations of monthly production volumes irrespective of the seasons.

ON MAIN OUTLETS AND PRIMARY CUSTOMERS

The main outlets of the Company are Ukraine, Russia, CIS countries and far abroad countries. (in particular the countries of European Community, USA, the countries of Latin America. Middle East and South-Eastern Asia,

The largest consumers of Company products are enterprises of oil-and-gas-production industry, machine building, communal sphere in construction as well as the railway transport enterprises.

The tubes of oil product mix are bought by large companies exploring, extracting, processing and transporting the oil products.

The general-purpose tubes are bought by machinery plants manufacturing their products (machines and mechanisms) of the tubes output by the Company.

The Company has developed the manufacture of more than 50 of profile-dimensions of wheels certified by International Standards for railway rolling stock operating under different climate conditions as well as treads for locomotives, underground railway and trams, complex-profiled ring-shaped articles upon delivery of the ones to the far and near abroad countries.

The main buyers of railway wheels and locomotive treads is Ukrainian Railway (all of its roads, Carriage-and-Diesel Locomotive Repair Enterprises).

Main user of tram treads are City Electric Transport Enterprises and the ones repairing rolling stock of city transport of Ukraine.

The circle of permanent and potential consumers of Company products is represented by enterprises and firms of traditional outlets in Ukraine, CIS countries as well as many far abroad ones. The Company Management takes pains to strengthen stable and develop the new forms of cooperation with Customers and suppliers as well as mutually beneficial trade with foreign partners.

All the Contracts concluded by the Company for delivery of products and service rendering are made in accordance with requirements of Ukrainian Legislation and in consideration of legislative requirements of customer country. All the main conditions are agreed in the Contracts, that is, range of products delivered or services rendered, prices, terms and conditions of delivery, warranty package, dispute settlement procedure, etc.

In 2007 as well as in the past, the great attention was paid to strengthening and expansion of contacts and advertising of Company products.

With this end in view, the Company delegations took part in the largest International Exhibitions held in the regions demonstrating the great interest to the Company products.

The Company pursues active marketing policy based on permanent improvement of quality and expansion of range of products delivered aimed at satisfaction of rising demand in the consuming branches (oil-and-gas extraction and transportation, machine building and renewal of car fleet).

MAIN RISKS OF ISSUER.ACTIVITY, ARRANGEMENTS MADE BY THE ISSUER TO DIMINISH THE RISKS

1. Risk of intensification of competition entailed by appearance on the market of new tube-and-wheel producing enter-

prises.

Risk of intensified competition stipulated by potentiality of appearance on the market of Russian enterprises manufacturing metallurgical products.

In order to minimize the risk aforementioned OJSC "INTERPIPE NTRP" takes the following measures:

- investing to the Fixed Assets (their amounts made up about 16.7 million UAH for the last year);
- improves its production procedure (production optimization);
- carries out researches in order to improve the products and use technological innovations while production in consideration of international experience.

The aim of these measure taken lies in enhancement of own competitive advantages supported by 116-year work experience and positive reputation of the Company in the world.

2. Risk of market part loss

Potential risk of market part loss is stipulated by the factor of new competitive enterprises arising along with following market redistribution not in favour of OJSC "INTERPIPE NTRP". Further persistency of trend aforementioned may exert a negative influence upon financial and economic state of the Company.

The measures taken by the Company to minimize the risk of market part loss are as follows:

- diversification of customer base by dint of entering the markets of foreign countries. So, for the last ten years the list of buyers of Company products was supplemented by enterprises of Kazakhstan, Turkmenistan, Uzbekistan, USA, United Arab Emirates and Saudi Arabia;
- improvement of production procedure, application of technological innovations in order to raise the quality of products and consolidate the leadership of OJSC "INTERPIPE NTRP" in such segments where the Company has been working at present;
- raising of price/quality ratio standard;
- entering into Contracts with main customers providing for long-term cooperation as to supply and servicing of products of the Company within the entire period of its operation;

3. Rate of Inflation

In consideration of long-term fulfilment of Contracts concluded, non-regulation of price policy for energy carriers and for other materials in this connection, increase of inflation exerts a direct influence upon financial results of Company work.

The way out of dependence upon Rate of Inflation used by the Company lies in the method of indexation of average cost of corresponding products in the world for the time of entering into Contract by average probable sum of increase of price for raw stock and other components proceeding from current trend of change in price for this products/services observed during the last five years as well as by ding of conclusion of Contracts for purchasing of raw stock/componentry at the fixed prices for a certain period of time. However, accounting for unexpectedness of said changes in prices for energy carriers, raw stock and other componentry, taking of the measures aforementioned by the Company fails to guarantee the elimination of risk in question.

ON SOURCES OF RAW STOCK, THEIR ACCESSIBILITY AND PRICE MOVEMENT

The Company is located in Dnipropetrovs'k being strategically important and highly-industrial centre of Ukraine. This assures possibility to make use of vicinity of main sources of raw stock, materials and other resources.

Practically all the raw stock base is concentrated in Prydniprovs'k-Donetsk Region, that is in immediate vicinity from the Company assuring small part of transport expenditures in total sum of production costs.

Primary raw stock of the Company is represented by cast iron, tubular billets, strip, ferroalloys refractory materials and scrap metal.

Principal suppliers of raw stock and materials are mainly represented by basic enterprises of Ukraine and Russia with which the Company has established long-term reliable relations. That's why, for today the risk of loss of a single supplier can't entail the suspension of production and breakdown of long-term relations.

1. The suppliers of tubular billets are as follows: COMPANY "INTERPIPE UKRAINE" (Dnipropetrovs'k, Ukraine); OJSC "Oskol Electrometallurgical Works" (Russia, Staryi Oskol).

2. The suppliers of cast iron are as follows: COMPANY "INTERPIPE UKRAINE" (Dnipropetrovs'k, Ukraine); OJSC "Svobodnyi Sokol Lipetsk Metallurgical Plant" (Russia, Lipetsk), OJSC "Novolipetsk Metallurgical Plant" (Russia, Lipetsk),

3. The suppliers of strip are as follows: COMPANY "INTERPIPE UKRAINE" (Dnipropetrovs'k, Ukraine).

4. The suppliers of scrap metal are as follows: COMPANY "INTERPIPE UKRAINE" (Dnipropetrovs'k, Ukraine).

The raw stock sources are accessible , and this is assessed by the following factors: long-term commercial relations, absence of measures taken to restrict the accessibility of raw stock market from the side of governments of countries, rather large production volumes of raw stock and materials, satisfactory conditions for transportation of raw stock.

Foreign tubular billets are supplied after total-lot advance payment or within other terms in accordance with Specification agreed by the Parties. The average price has increased by 17 percent as compared with the one established at the beginning of year. In 2007 COMPANY "INTERPIPE UKRAINE" delivered the tubular billets on conditions of prepayment within ten days since the date of receiving. The price for tubular billets from Ukrainian supplier has increased by 25 percent as compared with the one established at the beginning of year.

The cast iron is delivered on conditions of payment by fact of receiving. The average price of production OJSC "Svobodnyi Sokol Lipetsk Metallurgical Plant" has increased by 25 percent as compared with the one established at the beginning of year while increase of price of production OJSC "Novolipetsk Metallurgical Plant" has increased by 22 percent. In 2007 COMPANY "INTERPIPE UKRAINE" delivered the scrap metal and cast iron on conditions of prepayment within ten days since the date of receiving. The average price has increased by 32 percent as compared with the one established at the beginning of year.

In 2007 COMPANY "INTERPIPE UKRAINE" delivered the strip on conditions of prepayment within ten days since the date of receiving. The average price has increased by 18 percent as compared with the one established at the beginning of year.

The share of import tubular billets makes up 40 percent in total volume of deliveries while the share of imported cast iron makes up 59 percent.

Alternate suppliers of tubular billets are as follows:

- RUP "Byelorussian Metallurgical Plant", Republic of Belarus, Gomel Region, Zhlobin.
- OJSC "Nizhnyotagils'kyy Metallurgical Works", Russia, Nizhny Tagil.
- CJSC "VMZ Krasnyi Oktyabr", Russia, Volgograd.
- OJSC "Ukarlskaya Stal'", Russia, Orenburg Region, Novotroyitsk.

Alternate suppliers of cast iron are as follows:
- OJSC "Kosogors'kyy Metallurgical Plant", Russia, Tula, village of Kosa Gora;
- OJSC "Tulachermet", Russia, Tula.
- OJSC "Ukarlskaya Stal'", Russia, Orenburg Region, Novotroyitsk.

Alternate suppliers of strip are as follows:
- OJSC "Novolipetsk Metallurgical Plant", Russia, Lipetsk;
- OJSC "Magnitogors'k Metallurgical Plant", Russia, Magnitogors'k, Chelyabins'k Region.

INFORMATION ON SPECIFICITIES OF STATE OF DEVELOPMENT OF PRODUCTION BRANCH WHERE THE ISSUER CARRIES THE ACTIVITY OUT, LEVEL OF INTRODUCTION OF TECHNOLOGICAL INNOVATIONS, NEW GOODS AND ITS MARKET POSITION

Metallurgical branch has a series of fundamental problems constraining raise of competitiveness of domestic metal production inclusive of insufficient and instable quality of domestic metallurgical raw stock and outdated technological base of production. Important problems of ferrous metallurgy of Ukraine lie in need for technical and technological retrofit of production, improvement of quality of ferrous metals, output of steel and rolled metal of new kinds. The condition of major production facilities (depreciation of Fixed Capital Stock reaches 60 – 70 percent) along with usage of out-of-date technologies is a significant factor exerting a great influence upon condition of metallurgical branch.

New metallurgical production methods of ecologically clean ferrous metals, in particular, electrometallurgy and powder metallurgy are still less-developed.

The factors may be attributed to competitive advantages of Ukrainian metallurgy firstly lie in suitable geographical position, vicinity of primary raw stock sources, that is, coal and iron-ore raw stock. Vicinity of sea ports is also of great importance because absolute majority of products output by Ukrainian metallurgists are shipped for export.

Though, irrespective of grate deal of advantages inclusive of low cost of manpower and "soft" Ecological Legislation after rapid upsurge of 2003 – 2004, there is a downswing observed in metallurgical branch of Ukraine. The decline of domestic metallurgy is under influence of a series of different factors.

First of all, the development of branch experiences the influence of foreign-economic factors, After increase of demand at basic world markets for Ukraine, that is, at Asian and European ones, there was a marked decrease taken place in the last year. This exerted a significant influence upon domestic metallurgical enterprises because of exportation of great majority of their products.

The foreign trade is another aspect, that is, retention of trade barriers, to be more precise. When making of more detailed accent on obstructive measures taken by foreign countries as to Ukrainian metal production, it should be marked, that e.g. export of rolled ferrous metal from Ukraine to the European countries is being restricted by quota already within the twelfth year running, beginning from 1996.

One more important factor lies in prices of resources. It is known, than in 2007 there was increase of prices for all the key elements of expenditures in the branch, that is, gas, coal, oil products, electric power, railway tariffs and wages.

Nevertheless, there is a positive factor observed in the field of foreign-economic activity. Granting to Ukraine the status of country with market economy extended the opportunities of domestic producers as to carrying out of competitive activity at world markets at equal terms.

Key strategic aspects of tube industry of Ukraine lie in consolidation of production volumes achieved ar gradual increase of the ones at the expense of unavoidable activation of home market and participation in strategic segments of foreign one.

It is supposed to achieve the aims aforementioned at the expense of development of concrete advantages of tubes the primary ones of which lie in price and qualitative parameters of products and wheels. The last year's increase of tube output in Ukraine was insignificant making up only 2 percent. Totally, about 2.8 million tons of tubes were produced. And at the same time, the tube production showed great rates of growth making up 14 – 16 percent annually during two years running. Last year it was possible to increase the output of welded tubes of small and average cross-section barely. Production volumes of seamless tubes have remained practically at the last year's level.

Failure to assure more significant increase of tube production in the country is stipulated exclusively of unfavourable conditions of foreign markets, In all, about 2 million tons tubes were exported within 2007 corresponding to the level of 2006.

Due to absence of antidumping measures taken to protect the domestic market as well as lack of acceptable price parameters and qualitative characteristics, there should be mentioned the increase of volumes of tubes imported to Ukraine.

Stable work of the branch depends upon such factors as foreign and home market conditions and level of prices for raw stock, natural gas, electric power and transport services. High rates of growth of Ukrainian metallurgical industry should be supported by combination of developed home market with significant export potential of metal production with high added value.

In this connection, Company strategy is aimed at development and holding of leading positions at home market, development of export outlets as well as severe control of expenditures by significant their items along with introduction of programs for resource saving (e.g. concerning the gas and electric power) assuring successful competition with Ukrainian and foreign producers.

The Company is a leader of tube-rolling branch with its share in total production of tubes made up about 22 percent in 2007.

Introduction of concept of flexible reacting to changes of external conditions assures possibility for formation of terms for future development. First of all, technical retrofit of primary production facilities, extension of product range and dimension types as well as updating of competitive technologies should be taken into account. This trend will be saved and prevail for the nearest period of development. This concerns wheel-rolling branch .

INFORMATION OF IN-BRANCH COMPETITION, SPECIFICITIES OF PRODUCTION (SERVICES) OF ISSUER

The governing conditions existing at tube production outlets lie in combination of availability of potentialities for marked

development accompanied by corresponding increase of sales with influence of powerful negative factors telling both on market development and competitiveness of production output by Ukrainian producers. Developmental capabilities of tube production are connected with raise of attractiveness of oil extraction in the world resulting in increase of demand for tubes of oil-and-gas sector.

These potentialities include influence exerted upon economic development of Ukraine and CIS countries. The factors hampering market development may include intensification of competitiveness at the world markets; development of tube production in the countries being the largest consumers of tube products (Russia, China, USA and European Community); the restricting measures and customs available as to Ukrainian producers, increase of prices for basic raw stock; active policy of replacement of Ukrainian products by import ones, mainly at the Russian market; relatively low solvency of consumer branches and other.

Competitiveness of Ukrainian tube producers is also restricted. The final cost of products output experiences the influence of price for energy carriers being of great attention in the structure of costs of any tube-producing enterprise. Unlike the Ukraine, the Russian Tube-Producing Plants buy the ones at considerably less price. These circumstances assures advantages for Russian enterprises in competitive struggle at the expense of lower production price output as compared with their Ukrainian colleges.

The above-listed trends may show themselves at any of basic Company outlets somehow or other.

UKRAINE: Home market is traditionally one of the most important both for the Company and for all the rest of Ukrainian producers. The market is characterized by intense competitiveness between Ukrainian Companies.

The main in-branch competitors in Ukraine by certain dimension-type of tubes output are as follows: OJSC "Dnipropetrovs'k Tube-Rolling Plant" (Dnipropetrovs'k), OJSC "Mariupol Metallurgical Works named after Illicha" (Mariupol) and COMPANY "INTERPIPE NIKO-TUBE" (Nikopol).

Competitors of the Company by production of welded tube are represented by all the enterprises outputting the tubes aforementioned except for OJSC "Khartsyzk Tube-Rolling Plant" (Khartsyzk) and OJSC "INTERPIPE NOVOMOSKOVS'K TUBE-ROLLING PLANT" (Novomoskovs'k) These enterprises produce the large-diameter tubes.

The product range of Company includes some kinds of products non-producing by Tube-Rolling Plants of Ukraine. For instance, the Company has monopolized the production of cold-drawn tubes for PED and PEN cases.

RUSSIA: Primary competitors by all the range of products manufactured inclusive of oil-and-gas tubes are as follows: OJSC "Pervourals'kyy New Tube-Rolling Plant" (Pervourals'k), OJSC "Sinars'kyy Tube-Rolling Plant" (Kamens'k-Urals'k), OJSC "Sivers'k Tube-Rolling Plant" (Polivs'ke), OJSC "Volzhs'kyy Tube-Rolling Plant" (Volzhs'kyy), OJSC "Taganrogs'kyy Metallurgical Plant" (Taganrog) and OJSC "Chelyabins'k Tube-Rolling Plant" (Chelyabinsk).

EUROPE AND USA: The Company should work under conditions of assignment of quotas at the European and USA markets provoked by antidumping investigations.

Except for the problems concerning assignment of quotas on Company deliveries to the countries of European Community, the conditions of tube market in this region have objectively complicated. This is connected with commencement of focusing of traditional consumers of the Company on production of suppliers from the countries of Eastern and Central Europe.

There are no competitors of OJSC "INTERPIPE NTRP" producing railway wheels and treads in Ukraine due to its monopoly position by kinds of production aforementioned.

Russian wheel and tread market is represented by two producers: OJSC "Vyksuns'kyy Metallurgical Works (Vuksuns'k) and OJSC "Nizhnyotagils'kyy Metallurgical Works" (Nizhny Tagil).

OJSC "Vyksuns'kyy Metallurgical Works" (Vuksuns'k) is a competitor the Company in the field of railway production. OJSC "Nizhnyotagils'kyy Metallurgical Works" (Nizhny Tagil) is a competitor the Company in the field of production of railway and treads.

It's worth to mention that the quality is the index determining competitive ability of the products.

The qualitative characteristics and price parameters of three producers aforementioned (OJSC "INTERPIPE NTRP", OJSC "Vyksuns'kyy Metallurgical Works" and OJSC "Nizhnyotagils'kyy Metallurgical Works" are approximately at the same level. Nevertheless it should be mentioned that due to updating of production facilities executed within the last years by Russian producers of wheel products assured great improvement of their quality against the background of competitive ability increase in the result of aforementioned.

In this connection, the Company in order to increase competitiveness of its production output should give the priority to arrangements aimed at technical and technological improvement on the basis of modern scientific elaborations with the view of decrease of power and materials consumption as well as improvement of tube and wheel products.

Modern market conditions are mainly assure insufficiency of all the available results on improvement of engineering procedures of production of steel, tubes, wheels and treads, improvement of qualitative characteristics and decrease of expenditures for their manufacture to produce competitive products.

Performance specification of majority of Company products aren't worse than their foreign analogs.

The specificity of tube products lies in high accuracy of tubes by their diameter having made it possible to master the production of oil-and-gas tubes by American Standards retaining the high level of their sale and American and Central Asian markets at that. Nevertheless the competitiveness at tube market is very high, that's why each enterprise looks for trends and regions to promote its products.

To retain own market positions one has work systematically in all the directions, that is, raise of marketable look and improvement of quality of products, perfection and updating of consumer possibilities along with elaboration of products of new kinds meeting the expanding consumer requirements.

There is prospective program of technical retrofit and reconstruction of both separate aggregates and entire workshops defining production quality and consumer characteristics adopted to support the competitive ability of products. Successful realization of this decision will entail far-reaching strategic consequences. The Company will have real possibility not only to retain its positions at markets of tubes, wheels and treads, but to get additional markets at the expense of outrunning of its competitors, and thus to acquire the opportunity of steady raising of the rate of production and improvement of well-being of the workpeople.

In consideration of conditions of competitiveness the Company is to select the optimum positioning for itself. So, the Company proceeds to new resource strategies by new kinds of products as its is accustomed all over the world. The most optimum variants are selected for the pricing. Flexibility applied in these questions makes in possible to retain the available posi-

tions along with proposing of new prospective kinds of products being elaborated and introduced.

The Company is elaborating diversification of sources of receipts arranging the output of production of prospective kinds.

The Company has saved stable relationship with the suppliers of basic raw stock and material resources along with permanent cementing of relationship with enterprises supplying materials and componentry, partner and consumer companies. This makes it possible to satisfy the consumer requirements in time assuring further increase of production volumes.

LONG-TERM PLANS FOR DEVELOPMENT OF ISSUER

The main task of the Company for 2008 lies in organization of its economic - production activity in order to satisfy the needs of the customers and set up the value for its Shareholders.

To fulfil this task there should be assured the following:

- decrease of costs of production output at the expense of rational use of material labour, fuel-and-energy and other resources along with introduction of energy-saving technologies;

- raise of functional efficacy of Quality Management System, Environmental Protection System, increase of level of labour and technological discipline, increase of requirements of inspection test of raw stock, materials and semi-finished products arriving to the Company as well as quality control of shipped products, improvement of organization and planning of production;

- making of arrangements as to technical reequipment of production and support of technical level of retrofit installation, introduction of progressive scientific and technical elaborations, mastering of new kinds of products in order to raise qualitative indices of production output, increase of products competitiveness and expansion of outlets;

- increase of labour productivity at the expense of introduction of the best practices, application of world experience, optimization and unification of processes.

The information on basic acquisition or alienation of assets for the last five years. Any significant investment or acquisitions connected to economic activity planned by the enterprise should be described inclusive of essential conditions of acquisition or investment, their value and way of financing

In consideration of significant degree of depreciation of Fixed Assets and even complete non-serviceability of the ones, the Company made a series of arrangements connected to renewal of serviceability, technological accuracy along with improvement of condition of Fixed Assets within the period under report.

Production strategy of the Company stipulates technical reequipment and introduction of technological innovations assuring increase of production volumes as well as improvement of quality and expansion of range of production output, reduction of expenditures and increase of ecological cleanness of production.

Within 2007 being under report 81 564 thousand UAH were drawn within 2007 being under report inclusive of: 3 653 thousand UAH spent by plan of updating and reconstruction of equipment, buildings and erections carried out while execution of current and major repairs; 72 586 thousand UAH spent by plan of financing of investment projects and by plan of acquisition of Fixed Assets. Expenditures for Non-negotiable Material Assets made up 485.55 thousand UAH having made 5 343 for Non-material Circulating Assets. There was continued realization of large project on building of export workshop on Wheel-Rolling Mill assuring significant expansion of capacities for production of wheels for consumers abroad the CIS by the most severe standards. The estimated capacity of the workshop aforementioned makes up 100 thousand pieces wheels a year. The operation of this workshop is supposed to commence in April – May, 2008.

The obsolete assets unnecessary for the Company were alienated within 2007. There were alienated Fixed and Material Assets with their initial cost exceeding 10 000 UAH to the sum of 6 817 thousand UAH.

Financing of reconstruction of industrial and non-industrial objects along with acquisition of equipment takes places at the expense of own funds of the Company.

At present the Company plans neither attraction of significant investment nor acquisition of new assets because of high cost of the ones.

The acquisition of resources for the last five years is increasing pro rata increase of marketable products.

There are no any data on basic acquisitions and dropping of Fixed Capital Stock for 2003 – 2006.

The Company plans continuation of gradual replacement of obsolete equipment by the new one within the next year.

Information on Fixed Capital Stock of Issuer inclusive of lease objects and any significant Issuer transactions concerning the ones; production facilities and degree of use of equipment; way for retaining of assets, location of Fixed Capital Stock. Besides, it is necessary to describe the economic questions capable to exert influence upon application of assets of enterprise, information as to Capital Construction Plans, expansion or improvement of Fixed Capital Stock, nature and the reasons for making of the plans aforementioned, sums of expenditures inclusive of the ones already spent, description of method of financing, prognosticated dates of commencement and finishing of activities and expected increase of production facilities after their termination.

The Company has both production and non-production Fixed Capital Stock being at the Balance of the Company. The state of Fixed Capital Stock of the Company is satisfactory.

The Company has transferred to operative leasing its Fixed Capital Stock to the sum of 42 870.63 thousand UAH. The most substantial ones in the sum aforementioned are as follows:

- lease of vehicles, premises and property of TRACOM-DNIPRO COMPANY;
- lease of entire property complex of OLSC "Dnipropetrovs'k Vtormet";
- lease of premises and property of Lime Factory Company;
- lease of premises and property of DNIPROSTAL Metallurgical Plant Company;
- lease of premises and equipment of Plastic Company.

Basic production floor space of the Company is situated at the territory of Industrial District in Dnipropetrovs'k bordering upon Prydniprovs'k mainline. Major quantity of Fixed Capital Stock (its production part) is situated at the territory of the Company to the legal address: Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21, but such social objects as Children's Health Camp named after Oleg Koshevoi, Perlyna Recreation Centre and Outpatients' Department of OJSC "INTERPIPE NTRP" have actual addresses of their own being situated both at the territory of city and beyond its bounds. The way for upkeep of assets lies in their annual stocktaking along with indication of their cost in the Company Balance Sheet.

The production Fixed Capital Stock are represented by working areas (shop buildings) own steel-smelting complex including Steel Vacuum Plant equipped with five tube-rolling, wheel-rolling and ring-tread workbenches, supplementary equipment for testing of products manufactured. The production Fixed Capital Stock are used in three shifts.

The producing departments of the Company are total-lot provided with production floor spaces. In general, production facilities satisfy the needs of the Company.

The processing equipment used in production meets the world scientific and technical level.

The Company plans on renewal of production Fixed Capital Stock are as follows:

- repair, updating and acquisition of production equipment;
- repair of buildings and erections.

The Fixed Capital Stock of non-production sphere include the objects stated below with their residual value as of the 31st of December, 2007 being as follows:

- hostel buildings – 84.35 thousand UAH;
- Perlyna Recreation Centre – 2 737.68 thousand UAH;
- Outpatients' Department of OJSC "INTERPIPE NTRP" – 876.25 thousand UAH;
- Children's Health Camp named after Oleg Koshevoi – 656.76 thousand UAH;
- Metallurg Palace of Culture – 1 447.04 thousand UAH.

The outsourcing project of services occupied with cleaning of working and business premises was introduced and effectively realized within the year under report. There are functioning catering objects transferred for paid use to private entrepreneurs within the framework of competitiveness, improvement of quality and arrangement of catering for the Company employees as well as regulated price policy. Plan for the next year stipulates transfer to outsourcing the area of territory rearrangement.

Analysis of economic and financial activity of objects of social sphere has shown improvement of financial result by 2281.5 thousand UAH for the twelve months of 2007 as compared with corresponding previous year's period.

In 2007 the Fixed Capital Stock was put in operation to the sum of 16 479 thousand UAH.

OJSC "INTERPIPE NTRP" on the grounds of Order by enterprise has introduced the Environment Control System covering all the kinds of Company activity from acquisition of raw stock, materials, energy resources till sale of finished goods certified by TUV Sndastrie Servis Gmbn, independent Certification Board, for correspondence to ISO Standard of 14001:2004 series.

Ecological policy of the Company is approved by its Chairman of Board stipulating minimization of waste and decreased pollution of environment, waters, air and soil. The methodic management on Environment Control System is exercised by Chief Engineer.

The Laws of Ukraine belonging to Ecological Legislation covering the Company activities are as follows: On Protection of Atmospheric Air, On Waste, Water Code of Ukraine and other Normative Documents, State Sanitary Code and Rules and State Standards of Ukraine.

Environmental monitoring includes basic principles of 14001 ISO Standard including the following main trends:

- control of compliance of Company documentation with the requirements of Ecological Legislation;
- control of quality, amounts of atmospheric emissions and waste discharge to the Dnieper;
- control of collection, disposal and recycling of wastes of production, etc.

The Departmental Environmental Protection Laboratory attested by Ministry of Industrial Policy of Ukraine exercises systematic control of ecological state of the Company. The Laboratory is provided with modern control devices and methodic materials. Specialists of the service have special experience and education.

The Environment Control System makes it possible to improve efficacy in the field of environmental protection on a permanent basis by means of on-line control exercising as well as assessment of results of production influence and internal audits being carried up.

The compliance with requirements of ISO Standard of 14001:2004 series is confirmed by assessment of Independent Auditors of TUV Sndastrie Servis Gmbn.

The Company is permanently carrying out the works on replacement or installation of new Dust-and-Gas-Cleaning Plants

The works performed within 2007 in order to decrease the atmospheric emissions are as follows:

- reconstruction of aspiration systems behind tube plasma-arc cutting workbenches of the Plant at installation of bag collectors;
- installation of new module cartridge-type filter behind sand-drying drums in Steel-Casting Shop.

The Company discharges waste waters to the Dnieper in accordance with Standards of maximum permissible discharges. There was excess of limits neither by diversion flow nor by discharge of water observed.

In order to improve the quality of waste waters the Company makes following water protection arrangements on an annual basis:

- cleaning of secondary horizontal sedimentation tanks;
- installation of self-washing filter at the Pump House;
- revision of diversion equipment, etc.

The production and domestic waste of the Company are disposed according to Agreements concluded with contracting organizations. The special works on reprocessing of open-hearth slag are carried out at slag dumps. The annual amount of slag reprocessed makes up 1 million tons.

Besides, the Company participates in restoration destroyed land in the city.

The Company has limit and Permits for all the trends of production ecological influence, that is, atmospheric emissions, discharge to the water body and waste recycling.

The Company submits to Public and Executive Authorities Statistical Reports containing information on volumes of emissions, waste discharge to the Dnieper, waste transfer and ecological expenditures every quarter and every year in accordance with legislation of Ukraine in force.

The Company regularly pays ecological fees for environmental pollution.

Information as to the problems influencing upon Issuer's activity; degree of dependency on legislative or eco-

nomic restrictions

The Company like all the other enterprises of the branch experiences great influence exerted by external economic situation and tax policy of the state.

On the other hand, severe competitiveness of home and world markets makes the Company permanently improve the production engineering raising the quality of products along with simultaneous decrease of expenditures and introduction of new, especially marketable kinds of products.

The problem questions of the Company are as follows:

- unpaid Value-Added Tax to the amount of 112 236 thousand UAH;

- since the 1st of July, 2007 the European Commission introduced the duties for seamless tubes produced by the Company in the amount of 25.1 percent;

- increase of railway tariffs and prices for gas, metal scrap metal deficit tell on the increase of cost price of products.

The Company activity also experiences influence of variable conditions of outlets of solid-rolled wheels, treads and steel tubes inclusive of:

- aggravation of competitiveness at the world markets. Development of tube production in the countries being the largest consumers of the Company products. Objectively, this situation provokes arising of problems as to realization of tubes produced by the Company in the most attractive regions from the point of view of market product range;

- introduction of restriction for production volumes of Ukrainian producers of tubes by the Russia. Intertwining of state factors both economic and political ones resulted in restriction of deliveries of tubes produced in Ukraine to the CIS market having stipulated severe competitiveness at the tube market (introduction of quotas for import of tubes produced in Ukraine by Government of Russia);

- need for inspection of products for availability of alpha-and-beta radiation as well as trasuranium components when bringing in of metal products to the Russia. This complicates the import procedure and may result in loss of a part of Russian market;

- lack of demand for machine building tubes in Ukraine; This is connected to the decay of machine building branch, oil-and-gas producing companies fail to increase the volumes of exploration drilling operations, oil-and-gas extraction at the Ukrainian territory, gasification of settlements are carried out slowly due to lack of means, municipal services remain budgetary organizations due to insufficient financing;

- increase in prices for basic raw stock for tube production. This situation has negative influence on both tube production economics and contractual market. Unpredictability of rerolling metal market significantly limits the capabilities for establishment of long-term relations with strategic partners;

- change of vital values – inadequate assessment of changes taking place. Decrease up to the loss of necessary level of corporate culture, feeling of participation in results of Company activity.

Increase in prices for energy carriers at home market influences upon increase in prices for products n\manufactured and change of focusing of tube products markets entailing the fall of production volumes of the tubes. Very slow repayment of Value-Added Tax from the budget while export shipment of products exerts an essential influence upon Circulating Assets of the Company.

DEGREE OF DEPENDENCY UPON ECONOMIC RESTRICTIONS

1. Antimonopoly Legislation

Internal Ukrainian Antimonopoly Legislation significantly limits the Company possibilities as to exerting of any pressure on the Buyer of the products inclusive of refusal of production of products of monopoly kinds.

2. State Price Regulation

There is no State Price Regulation at present.

3. Obstructing measures

Availability of unfavourable conditions for realization of the Company products in the countries being their consumers stated below: obstructing measures and duties, taxation, prejudice and selectiveness in tender policy.

4. Imperfection of financial instruments in Ukraine and other CIS countries exerts an influence upon market behaviour of the consumers becoming apparent in giving preference to lower price, but not higher quality and guarantees of operational reliability.

The Company in course of its economic activity carried out meets the requirements of Legislation in force in all the spheres.

Nevertheless modern legislative field is characterized by specificities fraught with certain risks for the Company. Availability of multiple changes made in the Legislative Acts in force stipulates a great deal of controversies arising between Normative Acts along with leaving of many questions either non-regulated or regulated insufficiently on the legislative level. Some important questions are regulated not by the Laws but by the Subordinate Legislation. This situation makes it possible for Executive Authorities, Controlling Bodies and economic subjects to interpret the Legislation in force ambiguously resulting in instability of legal regulation.

Underdevelopment of Judicial System complicates obtaining of judgements within short terms

The Company may experience the influence of changes of Tax and Customs Legislations, currency regulation sphere, etc.

Information on facts of taking of punitive measures (payment of penalties, fees and forfeits)

The Company carries its activity out on the basis and in accordance with Legislation of Ukraine in force as well as the By-Laws.

The Company carries its foreign-economic activity out as a subject of foreign-economic activity in accordance with its purpose and within the bounds of subject of its activity.

The penalties, fees and forfeits paid by the Company by results of its financial and economic activity according to punitive measures taken are as follows:

- 80 062.27 UAH according to decisions – notifications of State Tax Administration;

- 29 317.67 UAH - according to decisions – notifications of Specialized State Tax Administration;

- 1 320.42 UAH - according to decisions – notifications of Fund of Social Insurance from industrial accidents.

Description of policy selected as to the financing of Issuer activity, sufficiency of Working Capital for satisfaction of current needs, possible ways for improvement of liquidity by assessments of Issuer specialists

The Company policy in questions of financial activity is equal and component part of its general policy and strategy aimed at increase of production volumes, improvement of production quality, saving of process costs and increase of profits gained correspondingly. The financial strategy of the Company is turned to achievement of three purposes as follows:

- provision of Company with necessary Cash Assets assuring its stability and liquidity on this basis;
- assuring of own profitableness and gaining of maximum profits;
- satisfaction of material and social needs of its employees, production volume and realization of production, improvement of its quality exerting a direct influence upon amount of expenditures, profits and profitableness of the Company

The profits are the main source of finance of gain of Circulating Assets, renewal and expansion of production, social development of the Company as well as the most important source for formation of profitable part of the budgets of different levels. The primary purpose of financial and economic activity carried out by the Company under conditions of market economy lies in output of profit-making products against the background of regular and rational use of the ones. In this connection profit maximization becomes the top priority task of the Company. The amount of profits gained in production activity exerts the influence of both subjective factors and the objective ones irrespective of activity of economic object. The Company and its subdivisions have received 1 084 198 thousand of gross profit by results of their work for 2007.

The gross profit gained by results of activity carried out in 2007 against the background of increase of amount of realization of marketable products in the Company by 23.1 percent was by 115 480 thousand UAH less than the one gained for corresponding period of the previous year. The cause of the aforementioned lies in increase of production price connected to increase in prices for raw stock, basic materials, fuel and energy resources, advance of wages and increased expenditures for repairs. Thus, all the aforesaid influences upon final result – net profit gaining at that. Having analyzed the financial result one may determine the factors exerting the influence upon change of amount of net profit lying in the following:

- increase of sale expenditures to the sum of 50 007 thousand UAH;
- increase of other operational costs;
- raising of interest rate for credit granted to the sum of 34 525 thousand UAH.

The sum of Profit Tax paid within 2007 made up 189 909 thousand UAH. The net profit gained for 2007 made up 433 298 thousand UAH.

Capital is the means being in the disposal of enterprise to carry its activity out in order of profit-gaining. The Capital is formed at the expense of own and borrowing costs. The structure of Equity Capital is stated below:

Structure of Equity Capital as of the 1st of January, 2008, thousand UAH:
Authorized Capital Stock – 13 471.0 thousand UAH;
Additional Invested Capital – 37 181.0 thousand UAH;
Interest Invested Capital – 0 thousand UAH;
Other Additional Capital inclusive of: 1 045 389.0 thousand UAH;
Capital Reserves – 20 015 thousand UAH;
Non-distributed Profit (unpaid loss) – 717 222.0 thousand UAH:
Withdrawn Capital – 9 026.0 thousand UAH.
TOTALLY – 1 824 252 thousand UAH

During 2007 the Equity Capital of the Company increased by 723 115 thousand UAH at the expense of obtaining of Additional Capital and increase of sum of non-distributed profit. Non-distributed profit (unpaid loss) made up 717 222 thousand UAH as of the 1st of January, 2008.

Useful efficacy of Equity Capital is characterized by its profitableness, that is, the return (Net Profit – Capital sum ratio) It made up 24 percent as of the 1st of January, 2008 having made up 51 percent for the corresponding period of last year. Equity Capital Profitableness has decreased by 27 percent at the expense of increase of Equity Capital by item "Other Additional Capital".

Increase of share of Equity Capital, its proper placement, equilibrium between there assets and sources for their formation as well as solvency and credit capacity all these factors make for increase of financial independency of the Company. There is an entire Indexing System applied to assess the financial status characterized by following coefficients:

Current Liquidity Coefficient (Clc) being indicative of sufficiency of means in the Company may be used to pay the current debt off. It is determined as ratio of all the Circulating Assets to the amount of current debt. For the analyzing period the Current Liquidity Coefficient increased and remains within the normal range as compared with the analogous period of the last year. The level of Current Liquidity Coefficient depends upon branch of production, duration of production cycle structure of reserves and expenditures and series of other factors. The restriction Clc > 2 is considered to be the normal for Current Liquidity Coefficient being normal for the period under analysis.

The Current Liquidity Coefficient is indicative of degree of possible paying off of all the long-term (short-term) financial liabilities at the expense of Highly-Liquid Assets. It is defined as ratio of amount of Cash Assets and Accounts Receivable to the one of Short-term Liabilities. Current Liquidity Coefficient remains within the normal range I for the period under analysis.

The Autonomy Coefficient (Ca) is the most important characteristic of stability of the Company financial status, its independency upon borrowing sources of the means. The Autonomy Coefficient is equal to ratio of amount of Equity Capital to the sum total of Company Capital. Normal minimum value of Ca is appreciated at the level of Ca 2: 0.5 being indicative of possibility to pay all the Company liabilities off at the expense of its own funds. Keeping to the restriction is of importance not only for the Company itself, but for its Creditors at that. Increase of Autonomy Coefficient is indicative of financial independency of the Company and decrease of risks of financial complications during future periods. To the mind of Creditors, the trend aforementioned raises the guaranteeing to the Company of own liabilities.

The Debt Coefficient is indicative of share of Loan Capital in the Balance Currency. It is defined as ratio of amount of Loan Capital to the sum total of Company Capital. The Current Debt Coefficient of Capital has little increased being within the normal range.

The Financing Coefficient characterizes financial stability of the Company. The financial stability characterizes a certain state of Company accounts in its turn being indicative of its permanent solvency and showing ratio of own and borrowing sources for financing of Company activity. For the period under analysis the index increased, but remains within the normal

range.

All the aforementioned confirms stability and steadiness of financial status of the Company.

Information on cost of Agreements (Contracts) concluded, but non-fulfilled at the end of period under report (grand total) and on profits expected from fulfilment of these Agreements (Contracts)

While carrying of its economic activity the Company concludes Agreements (Contracts). The period of validity of the Agreements concluded is mainly equal to calendar year. Nevertheless there is a great deal of Long-term Agreements without sum total of Agreement indicated and the Agreements with their due dates stipulated within the following period under report. That's why, all the Agreements concluded at the beginning of period under report are fulfilled at the end of period under report.

Strategy of further Issuer activity at least for a year (as to expansion of production, reconstruction, improvement of financial status, description of essential factors capable to influence upon future Issuer activity)

Business strategy of the Company is aimed at increase of volumes of products realized, expansion of outlet of products, active promotion of products to the markets of world countries, maximum profit gaining, introduction of new prospective articles into production and retaining of employees of the Company.

Due to combination of intellectual potential high level of corporate culture, creative spirit and developed scientific and technical infrastructure The Company outputs tubes, wheels and treads capable to compete with products output by leading world firms.

Key aspect of Company strategy for 2006 – 2010 lies in consolidation and expansion of its share in strategically important production market segments, in particular as follows:

- casing tubes,
- railway wheels;
- seamless tubes for gas-and-oil pipelines

The Company has elaborated Investment Program of technical development basing on comparison of strategic market purposes, activities of the competitors as well as technical and technological levels of enterprise production focusing on improvement of quality of products and reduction of expenditures.

The program consists of four main trends as follows:

- development of available production facilities lying in updating of rolling aggregates and processing capacities as well as in additional outfit of Company shops with nondestructive inspection facilities, test facilities and equipment meant for improvement of marketable look of the products;
- support of production technical level lying in support and restoration of serviceability of equipment characterized by high wear rate;
- reduction of expenditures for production output;
- building of electric steel-smelting complex at gradual changeover from operation of available open-hearth furnaces;

The Investment Program of the Company is permanently supplemented by new arrangements. Realization of Investment Program will make it possible for the Company to improve qualitative characteristics of the products, to reduce the cost price of finished goods, to raise Company competitive advantages along with consolidation of its positions at the markets of Ukraine, Russia and CIS countries and increase of share of strategically important kinds of products sold.

Use of advanced information technologies is one of activity fields of modern enterprise determining its development and competitiveness. Developmental strategy of information technologies still base on long-term cooperation with leading domestic and foreign partners.

DESCRIPTION OF SIGNIFICANT FACTORS CAPABLE TO EXERT INFLUENCE UPON FUTURE ACTIVITY OF ISSUER

The significant factors capable to exert influence upon Company activity are as follows: difficult economic situation prevailing in Ukraine, practical insolvency of consumers, non-rhythmical delivery of raw stock, crisis having involved the machine building, construction and other branches, increase in price for gas, raw stock and railway tariffs for cargo transportation.

The significant factors capable to exert influence upon Company activity are as follows:

- change of need at the main outlets of CIS countries. The experience is indicative of the fact that Company activity is exerting the influence of cyclical fluctuations being greatly dependent upon general economic conditions, certainty and incomes of consumers, level of demand for products output by the Company, availability of sources for financing and value of credits;
- instability of tax policy, insufficient accounting for interests of industrial enterprises in the Tax Code of Ukraine. This problem may entail losses of potential consumers as well as the entire outlets in some cases, arising of deficit of own Circulating Assets and increase of Accounts Receivable;
- severe antidumping duties introduced by European Commission for delivery of tubes to the countries of European Community by the Ukrainian producers;
- objective processes of exclusion of steel tubes from segment of small and average diameter by plastic tubes. At present this problem isn't top priority one for the Ukrainian producer, but in the average-term prospects the unquestionable competitive advantages of plastic tubes (weight, relative ease of installation and replacement, and price) may lead to partial mergence of small and average diameter tubes by these production.

All kinds and modes of activity carried out within the range of market economics are connected to certain risks with their degree being rather high in Ukraine. This is connected to insufficient level of market relations, legislative imperfectness, social and political problems and other factors.

The risks capable to influence upon Company activity are as follows:

1. Legislative instability inclusive of change of tax policy.
2. Worsening of general economic situation in Ukraine. This risk is minimized at the expense of diversified system of own products sale existing in the Company.
3. Drastic increase of value of Borrowed Current Assets. This risk is minimized at the expense of cooperation with some Borrowers as well as due to diversification of sources of finance.
4. Increase in prices for gas occupying a significant part of production price. This risk is minimized at the expense of work on introduction of energy-saving technologies and changeover to alternate kinds of fuel.

5. Reduction of efficiency and productivity of labour, indifference to the quality of products manufactured.

6.Pollution of environment with dust emissions, malodorous and drain waters. Updating and replacement of worn-out equipment in producing shops will lead to improvement of ecological situation both in the Company and in the region.

7. Heavy expenditures for upkeep of social sphere. Social package being neither determined nor formed clearly.

8. Force-majeure circumstances. This risk is minimized at the expense of insurance of means of production, conveyance of marketable products, etc.

Frequent and in many cases groundless interventions of Public Authorities in the Company activity may be also attributed to the risk factors.

Description of Issuer policy as to researches and elaborations at statement of sum of expenditures for researches and elaborations for the last year

In consideration of current circumstances technical reequipment is the main condition of competitiveness of products at the world markets. In the sphere of tube production characterized by high-capacity and rather competitive outlets the questions of technical reequipment of production are very actual. The processes of introduction of technological innovations and new equipment, elaboration along with mastering of manufacturing of products of new kinds should be nonstop by definition. It is very actual especially now when the consumer requirements to quality and operational reliability of tubes are permanently raising.

The top priority task of technical development of the Company is the activity aimed at increase of consumer characteristics and competitiveness of products. The financing of arrangements aimed at stabilization of production processes, updating of equipment, decrease of expenditures for energy carriers et al. was carried out in consideration of this concept.

The sum spent for acquisition of industrial and test equipment made up 48.9 million UAH.

The specialists of the Company enlisting the services of Research Institutes introduced the arrangements assuring improvement quality of products and economical efficiency of production.

The arrangements that should be mentioned among the most important ones are as follows:

- elaboration of technology and mastering of production of railway wheels with increased axial load;
- building of line for finishing of export wheels at installation of systems of nondestructive ultrasonic and magnetic particle testing as well as installation of Machining Centres bought in Germany;
- installation of Digital Software Systems at KC1204 workbenches at Wheel-Rolling Mill;
- updating of Ultrasonic Test Devices at Tube-Rolling Mill No. 4 and Tube-Rolling Mill No. 5 in order to increase the carrying capacity and quality control of products;
- elaboration and mastering of production of casing tubes with UPJ high pressure-tight joint;
- in the area of draw benches there was carried the work on mastering of extra thin-walled precision tubes that should be delivered to Russia and Belarus in accordance with DIN 2391 Standard established for the European countries. Mastering of products of these kinds assured expansion of outlet at the territories of Bulgaria, Romania and Croatia. Cost-effectiveness assured by mastering of products of these kinds exceeded 1.2 million UAH annually.

The production of cold-rolled tubes with their diameters making up from 28 up to 40 mm belonging to the product range characteristic of ХПТ55 Mills was mastered at ХПТ90 Mills.

To solve these tasks original engineering solutions assuring course of technological procedure without decrease of performance of the Mills and full loading of production capacity of tube cold-rolling area were applied along with COMPANY "INTERPIPE NIKO TUBE" Cost-effectiveness assured by reduction of metal consumption made up 283 thousand UAH annually.

- production of corrosion-resistant tubes of cerium-modified steel of 13ХФА and 20ФХ grades was mastered at Tube-Rolling Mill No. 4. This assured at production energy-saving to the sum of 342 UAH/ton;
- manufacture of tubes with new thread connections of ОГ1М type for column well-drilling was mastered at the production area of casing tubes;
- there was elaborated and mastered production of casing tubes with premium class UPJ high pressure-tight joint;

The Company puts great hopes on this kind of joint being its patent property as regards entering the world market with high-quality products meeting the qualitative characteristics of tube production leaders.

The Company has introduced functioning Quality Management System at steel production, manufacture of steel tubes, railway wheels, wheel centres, treads and rings. Introduction of Quality Management System makes consumers certain as regards high quality of products output by the Company as well as guaranteeing of this by established organization of production, technology of engineering procedures and quality control along with high skills of production personnel.

The Company possessing sufficient scientific base fails to use Licences updating its equipment and technologies on the grounds of own elaborations. The Company along with Intervtorprom Company carries out works on recycling of slag dumps extracting from the ones metallic components and reducing the environmental pollution.

The Quality Management System is based on requirements of ISO 9001:2000 Standard taking into account the requirements of API Q1 Quality System Standards of American Petroleum Institute and AAR-M-1003 Quality System Standards of Association of American Railways. Availability of Quality Management System also assures participation in International Tenders on products delivery.

The organizations having certified The Quality Management System are as follows:

- UNITY – TEST Interregional Scientific-Engineering Centre of standardization and certification of tubes, vessels and other metal products for compliance with DSTU ISO 9001:2001;
- TUV Industrie Gmb Technical Inspection of TUV Rheinland Group enterprise of TUV CERT Certification Body for compliance with DIN EN ISO 9001:2001;
- Certification Body of Quality Systems and Production of American Petroleum Institute for compliance with API Q1;
- Certification Body of Quality Systems and Production of Association of American Railways. For compliance with AAR-M-1003.

In order to satisfy the consumer requirements and raise the competitiveness of products the Company Services elaborate and introduce the arrangements aimed at improvement of production quality and perfection of Quality Management System. To achieve the purpose set the following information is analyzed: Standard Requirements raising for products and Quality Systems, additional consumer requirements, results of internal and outside audits, results of statistical checkout of basic data of System Processes.

The Company will continue the work on improvement of quality of its products, search of new outlets and updating of information technologies in order of better understanding or market and consolidation of its international reputation. This strategy will assure retention of Company competitiveness at the international markets due to high quality of products output along with appropriate understanding of consumer needs.

Information as regards legal cases with the litigant represented.by Issuer, its subsidiaries or officials (date of opening or judicial trying of the case, the litigants, content and amount of plaintiff's claims, name of Court trying the case and current state of trial)

Economic activity carried out of the Company is connected with a deal of problems resulting in initiation of proceedings, nevertheless many of them concern questions of current activity. And at the same time, the charges don't exceed the established amount capable to exert a significant influence upon results of economic or financial activity of the Company. The members of Supervisory Board, the Board and other officials of Issuer take part neither in judicial proceedings nor in prejudicial dispute settlement.

Other information may be essential for the Investor to assess the financial status and results of activity of Issuer inclusive of information on results and analysis of Issuer economic management for the last three years represented in the form of Analytical Certificate drawn up by voluntary form, if available.

Timely measures taken as regards to structure and average sale prices assured exceeding of established index by net profit from realization of products having made 4.7 billion UAH (+ 4 percent) by fact. Nevertheless significant increase in prices for basic raw stock being purchased resulted in increase in production price of products realized up to 3.6 billion UAH. So, the total financial result made up 619 million UAH before taxation. After payment of Profit Tax the sum of net profit made up 433 million UAH.

The Balance Currency was increased by 1 606 million UAH making up 3 602 million UAH as of reporting date as compared with the 1st of January, 2007. And at the same time, the Balance has undergone the changes.

In particular, the cost of Non-negotiable Assets has considerably increased in the assets due to reassessment of Fixed Assets and cost of Circulating Assets in connection of increase in prices and development of production volumes.

In liabilities increase of equity Capital is underlined at the expense of indexation of Fixed Assets and long-term liabilities due transfer of short-term credits to long-term ones along with total increase of Borrowed Current Assets.

In the result of aforementioned the amount of Equity Capital as of the1st of January, 2008 made up 1 824 million UAH

At the end of 2007 the Company liabilities made up 1 764 million UAH with 59 percent of the ones being indebtedness by long-term credits. During 2007 the Company fulfilled the assigned task on change of Capital structure at the expense of increase of share of Borrowed Current Assets.

These figures are indicative of consolidation of Company positions along with raising of its efficacy and reliability for the Shareholders. These results are objective proof of correctness of way of development selected being the appropriate result of activity of Managers aimed at adoption of the most optimum decisions, and, undoubtedly, the professionalism, responsibility and ability to work of the whole Company staff .

The values of financial coefficients used to make total assessment of financial status of the Company are within the range of accepted norms confirming high profitableness and stability of Company work.

In particular, the Current Liquidity Coefficient made up 2.54 at the end of year while the Autonomy Coefficient came to 0.50 along with Gross Profit Coefficient prior to cost price of products realized made 30 percent for the year.

All the coefficients listed confirm financial stability of the Company, its capability to make payments in time as well as to finance its activity and pursue credit and financial policy properly. Stable financial status, in its turn, exerts positive influence upon fulfilment of production plans, provision of production needs with necessary pecuniary resources making it possible to continue development of the Company within the framework of accepted strategy.

Updating and technical reequipment of production are the ones of the most important today's and may be key factors assuring consolidation of positions of enterprise both at home market of tube and wheel-and-read products and at the outlets. To assure real efficiency of process of facility updating both for tactical purposes of increase of today's shipments and for achievement of the long-term presence at the market one should select the trend of technical reequipment correctly, to find these very "pains taking points" assuring maximum effect of updating. Main trends of these processes are introduction of technological innovations and new equipment, reduction of expenditures and increased quality control of products.

The Company bases its business on the principles of mutual confidence and respect to its partners, Public and Regional Authorities and the society as a whole. That's why, social responsibility is one of the most important components of the Company business. The foreground tasks of the Company in the field of social responsibility are the provision of safe working conditions for the employees, health protection of the Company personnel and the people living in the region of its activity, retention of favourable environment, support of social and economic stability and investment attractiveness of the region of its presence.

The Company considers tax payment according to the Laws to be one of the basic components of its social responsibility. The amount of taxes is increasing during year in, year out.

The Company understands that its present successes were mainly achieved due to its personnel, Creating up-to-date working conditions, possibilities for development and self-actualization, assuring social protection of its employees, the Company strives for formation of highly skilled and solidary group of like-minded persons capable effectively solve their business tasks set before the Company.

The employees working with harmful production agents undergo periodical medical examinations, receive personal protection equipment, medications and special food. The Company assures access to sports groups, cultural and athletic objects for its employees and population of the town along with regular financing of cultural-mass and athletic arrangements.

High status of leading enterprise of tube branch of the country is confirmed by following awards and prizes by which the Company was honoured in 2007:

- TOP-100. Best Companies of Ukraine. Leading National Rating Positions;
- OJSC "INTERPIPE NTRP" is one of the winners of "European Vector", the First All-Ukrainian competition of the enterprises in the field of foreign-economic activity;
- branch leader by financial indices in "Guard 500" OJSC "INTERPIPE NTRP", the rating of the most successful com-

panies of Ukraine;

- the highest innovatory mark in the branch got by the Plant in course of "Guard of Innovators", All-Ukrainian, Rating Program

The Company understands that creation of open and honest business environment in the world is an obligatory condition for formation of positive image of Ukrainian business in the world. The Company strategy is based on strict mental and ethical norms of business transactions and competition. OJSC "INTERPIPE NTRP" establishes honest partner relationship with its consumers and suppliers, presents products and renders services being ecologically clean along with fulfilment of concrete obligations imposed on it in time and fully, possessing unstained reputation and having shown itself as competent and reliable partner.

13. INFORMATION OF PROPERTY STATUS AND FINANCIAL AND ECONOMIC ACTIVITY OF THE ISSUER

13.1. Information on Fixed Assets of the Issuer (at their residual cost)

Name of Fixed Assets	Own Fixed Assets (thousand UAH)		Lese Fixed Assets (thousand UAH)		In all, Fixed Assets (thousand UAH)	
	на at the beginning of period	At the end of period	на at the beginning of period	At the end of period	на at the beginning of period	на at the beginning of period
1.Production-purpose Fixed Assets:	406 302.0	1 451 271.0	0.0	0.0	406 302.0	1 451 271.0
buildings and erections	200 369.0	183 841.0	0.0	0.0	200 369.0	183 841.0
machines and equipment	180 397.0	1 215 873.0	0.0	0.0	180 397.0	1 215 873.0
vehicles	2 988.0	19 371.0	0.0	0.0	2 988.0	19 371.0
Other	22 548,0	32 186.0	0.0	0.0	22 548.0	32 186.0
2.Non- production-purpose Fixed Assets:	12 978.0	11 036.0	0.0	0.0	12 978.0	11 036.0
buildings and erections	6 641.0	5 481.0	0.0	0.0	6 641.0	5 481.0
machines and equipment	244.0	222.0	0.0	0.0	244.0	222.0
vehicles	0.0	0.0	0.0	0.0	0.0	0.0
Other	6 093.0	5 333.,0	0.0	0.0	6 093.0	5 333.0
In all	419 280.0	1 462 307.0	0.0	0.0	419 280.0	1 462 307.0
Description	Efficacious application of Fixed Production Assets exerts influence upon fulfilment of Production Plan along with decrease of its cost price. The initial cost of Fixed Capital Stock made up 1 284 451 thousand UAH as of the 1st of January, 2007. In 2007 the initial cost of Fixed Capital Stock was increase by 594 266 thousand UAH due to its revaluation against the background of decrease of depreciation by 643 597 thousand UAH. The sum of the Fixed Capital Stock dropped out during 2007 made up 3 500 thousand UAH against the background of corresponding increase of depreciation by 1 787 thousand UAH. The depreciation of Fixed Capital Stock and Intangible Assets was accrued to the sum of 210 229 thousand UAH. At the end of year the initial cost of Fixed Capital Stock made up 1 892 320 thousand UAH while the some of depreciation came to 430 013 thousand UAH. Machine tools and equipment are the most active part of Fixed Production Stock defining the amount and technical level of production with their part having made 37.03 percent in the total value of Fixed Capital Stock. The Tangible Assets used by the Company while production process or delivery of goods, service rendering, leasing or execution of administrative and social-cultural functions are the part of Fixed Capital Stock with their expected useful life exceeding the year. The Company property consists of Fixed Capital Stock, Circulating Assets and the valuables with their cost stated in the Company Balance Sheet. The property owned by the Company is as follows: - property handed to it over by the Founders; - property got in the result of its financial-economic activity; - the profits gained; - other property obtained on the bases non-prohibited by the Legislation. The Company possesses, uses and disposes of its property in accordance with purposes of its activity. The Company is entitled to sell or hand over to other legal persons and citizens as well as exchange, lease, grant free for temporary use or loan the buildings, erections, equipment, transport vehicles, inventory, raw stock and other tangible property belonging to it and write the ones off the Balance at that. Office and storage rooms used by the Company to carry out its financial-economic activity are a part of its property. Production facilities of the Company belong to its property. The Company possesses no Fixed Capital Stock with limitation of ownership existing. The Fixed Capital Stock is mortgaged to assure fulfilment of provisions of Credit Agreements concluded with the Banking Financial Institutions. The cost of Fixed Capital Stock mortgaged makes up 1 827 378 thousand UAH.					

13.2. Information as to the Cost of Issuer Net Assets

Name of Index	3a For the period under report	For the previous period
1	2	3
Estimated Cost of Net Assets	1 824 252.0	1 103 673.0
Authorized Capital Stock	13 471.0	13 471.0
Corrected Authorized Capital Stock	4 445.0	13 471.0

1	2	3
Description	The cost of Net Assets was estimated in accordance with Methodical Recommendations of Securities and Exchange State Commission (Decision No. 485 of the 17th of November, 2004) and Accounting Provision (Standard) 2 "Balance" approved by Order of Ministry of Finance of Ukraine No. 87 of the 31st of March, 1999. The Net Assets value was fixed by the following formula: Net Assets = Non-negotiable Assets + Circulating Assets + Deferrals – Long-term Liabilities – Current Liabilities – Provision for Future Disbursements and Payments – Deferrals	
Conclusion	Difference between Estimated Cost of Net Assets and (Composed) Authorized Capital Stock makes up 1819807 thousand UAH. The Estimated Cost of Net Assets of Joint-Stock Company exceeds the amount of (Composed) Authorized Capital Stock. Requirements of 3. Article 155 of Civil Code of Ukraine are met.	

13.3. Information on Issuer Liabilities

Kinds of Liabilities	Date of fulfilment	Outstanding part of debt (тthou-sand UAH)	Interest for use of Cash Assets (Interest per annum)	Maturity Date
Bank Credits	X	68 898.0	X	X
inclusive of:				
Long-term credit	28.11.2007	61 105.0	7.59375	28.09.2009
Short-term credit	27.12.2007	1 167.15	20	04.01.2008
Short-term credit	26.10.2007	1 161.50	7.83188	06.08.2008
Short-term credit	28.12.2007	5 464.50	7.67	04.01.2008
Securities liabilities	X	62 198.00	X	X
inclusive of by bonds (per each issue):	X	0.0	X	X
by promissory notes (in all)	X	62 198.0	X	X
by Financial Investment in corporate rights (per each kind):	X	0.0	X	X
Tax Liabilities	X	298 898.0	X	X
Financial Assistance on the negotiable basis	X	0.0	X	X
Other liabilities	X	1 334 544.0	X	X
Liabilities in all	X	1 764 538.0	X	X

15. DATA ON SPECIAL INFORMATION AND THE INFORMATION ON MORTGAGE SECURITIES ARISEN WITHIN THE PERIOD

Date of arising of event	Date of Notice publication on the news line	Kind of Information
1	2	3
30.03.2007	02.04.2007	Data on change of membership of Issuer officials
30.03.2007	02.04.2007	Information on change of Shareholders possessing 10 percent and more of voting shares
16.05.2007	17.05.2007	Information on change of Shareholders possessing 10 percent and more of voting shares
23.07.2007	24.07.2007	Data on making of decision on redemption of own shares
24.07.2007	25.07.2007	Information on change of Shareholders possessing 10 percent and more of voting shares
06.08.2007	07.08.2007	Information on obtaining of credit to the sum exceeding 25 percent of Issuer Assets
12.10.2007	15.10.2007	Data on change of membership of Issuer officials
27.02.2008	28.02.2008	Data on obtaining of loan to the sum exceeding 25 percent of Issuer Assets
29.02.2008	03.03.2008	Data on obtaining of loan to the sum exceeding 25 percent of Issuer Assets
05.03.2008	06.03.2008	Data on obtaining of loan to the sum exceeding 25 percent of Issuer Assets
18.03.2008	19.03.2008	Data on change of membership of Issuer officials
18.03.2008	19.03.2008	Data on making of decision on distribution of securities to the sum exceeding 25 percent of Authorized Capital Stock
27.03.2008	28.03.2008	Data on obtaining of loan to the sum exceeding 25 percent of Issuer Assets

DATE ON CORPORATE MANAGEMENT STATUS

SHAREHOLDERS MEETING

Now many Shareholders Meetings were held during the last three years?

No. In order	Year	Number of Meetings, in all	Inclusive of Extraordinary ones
1	2005	1	0
2	2006	2	1
3	2007	4	3

Which Body registered the Shareholders to take part in the work Shareholders Meeting for the last time?

	Yes	No
Independent Registrar	X	
Board		X
Credentials Committee appointed by the Board		X
Other (write down)		

Which Body controlled the course of registration of Shareholders or their representatives to take part in the Shareholders (at availability of control)?

	Yes	No
Securities and Exchange State Commission		X
Shareholders possessing more than 10 percent of shares in aggregate		X

Which way the voting on questions of agenda took place at Shareholders Meeting for the last time?

	Yes	No
Raising of Cards	X	
By Bulletins (secret voting)		X
By show of hands		X
Other (write down)		

What were the reasons for convocation of the last Extraordinary Shareholders Meeting?

	Yes	No
Reorganization		X
Additional share issue		X
Introduction of changes in the By-Laws	X	
Election or recall of members of Supervisory Board	X	
Election or recall of members of Board		X
Delegation of additional powers to Supervisory Board		X
Other (write down)	Recall of Chairman of Board –Director General of the Company. Election of Chairman of Board.	

ADMINISTRATIVE BODIES

What is the membership of Supervisory Board (at availability)?

		(persons)
1	Number of members of Supervisory Board	7
2	Number of representative of the Shareholders working in the Company	0
3	Number of State representatives	0
4	Number of representative of the Shareholders possessing more than 10 percent of shares	1
5	Number of representative of the Shareholders possessing less than 10 percent of shares	1
6	Number of representative of the Shareholders being legal persons	2

How many times a year the Meetings of Supervisory Board were held within the last three year at the average? 27

What Committees were set up within the framework of Supervisory Board (at availability)?

	Yes	No
Strategic Planning		X
Auditing	X	
On questions of appointments and remunerations	X	
Investment		X
Other (write down)	The Standing Committees set up within the framework of Supervisory Board are as follows: Committee on	

	Investment and Strategy Questions; Committee on Finance and Budget Questions;. In case of need the Supervisory Board may set up Standing Committees to study and prepare the materials on some questions of Company activity, in particular, the Reorganization Committee, Securities Issue Committee, Committee on Questions of Assessment of Activity of Company Executive Body, Committee on Questions of Investigation of Officials' Abuses and others.
Other (write down)	

Is there a special position or department in charge of work with Shareholders in the Joint-Stock Company? (yes/no) yes

How is the amount of remuneration to be paid to the members of Supervisory Body is fixed?

	Yes	No
The sum of remuneration is fixed		X
The remuneration is a percent of net profit or increase of market price of the shares		X
The remuneration by the securities of the Company		X
Members of Supervisory Board don't receive any remuneration		X
Other (write down): Determination of working conditions for members of Supervisory Board is attributed to the terms of reference of Shareholders Meeting by the By-Laws of the Company		

Which of requirements made to the members of Supervisory Board are stated in the Internal Documents of Joint-Stock Company?

		Yes	No
1	Branch knowledge and work experience in the branch		X
2	Knowledge in the field of finance and management		X
3	Personal qualities of character (honesty and responsibility)		X
4	Absence of conflict of interests		X
5	Age limit		X
6	Absence of any requirements		X
7	Other (write down) Only members of Joint-Stock Company may be the members of Supervisory Board. The member of Supervisory Board can't be Chairman or member of the Board and/or Auditing Committee. The persons who are prohibited to hold the positions in the Administrative Bodies of economic companies in accordance with Legislation in force may be neither Head nor members of Supervisory Board.		

When was the last election of new member of Supervisory Board, how was he acquainted with his rights and obligations?

	Yes	No
New member of Supervisory Board acquainted with the contents of Internal Documents of Joint-Stock Company himself		X
The new member of Supervisory Board acquainted with his rights and obligations at the Meeting of Supervisory Board being held	X	
There was special training organized for the new member of Supervisory Board (on corporate or financial management)		X
All the members of Supervisory Board were reelected for the next term or the new member was not elected		X
Other (write down): The new members of Supervisory Board were elected at the Shareholders Meeting of OJSC "INTERPIPE NTRP" held on the 18th of March, 2008.		

Is there the Auditing Committee in your Joint-Stock Company ? (yes/no) yes

Number of members of Auditing Committee 3 **persons.**

How many times a year the Meetings of Auditing Committee were held within the last three year at the average 2

What are the persons in your Joint-Stock Company in charge of keeping of Minutes of Shareholders Meetings, Meetings of Supervisory Board and the Board?

		Shareholders Meetings	Meetings of Supervisory Board	Meetings of Board
1	Members of Board (Director)	no	no	no
2	Common Department	no	no	no
3	Members of Supervisory Board (Head of Supervisory Board)	no	no	no
4	Legal Department (Lawyer)	no	no	no
5	Secretary of the Board	no	no	yes
6	Secretary of Shareholders Meeting	no	no	no
7	Secretary of Supervisory Board	no	yes	no
8	Special person subordinate to Supervisory Board (Corporate Secretary)	no	no	no
9	Department or Board in charge of work with Shareholders	yes	no	no
10	Other (write down) Original copies of Minutes of Meetings are kept in the Board of the Company	no	no	no

Which of the bodies under-mentioned terms of reference (Shareholders Meeting, Supervisory Board or Executive Body)

cover decision of each of following questions in accordance with By-Laws of your Joint-Stock Company?

	Shareholders Meeting	Supervisory Board	Executive Body	Fails to be covered by terms of reference of any of the Bodies
Determination of primary activity trends (strategy trends)	yes	yes	yes	no
Approval of Plans of Operation (Business Plan)	yes	no	no	no
Approval of Annual Financial Statement, Balance Sheet or Budget	yes	yes	no	no
Election and recall of Chairman of Board	yes	no	no	no
Election and recall of members of Board	yes	no	no	no
Election and recall of Chairman of Supervisory Board	yes	no	no	no
Election and recall of members of Supervisory Board	yes	no	no	no
Election and recall of members and Chairman of Auditing Committee	yes	no	no	no
Determination of amount of remuneration to be paid the Chairman and members of Board	no	yes	no	no
Determination of amount of remuneration to be paid the Chairman and members of Supervisory Board	yes	no	no	no
Decision making as to bringing the members of Board to property accountability	no	yes	no	no
Decision making as to additional share issue	yes	no	no	no
Decision making as to redemption, realization and allocation of own shares	no	yes	no	no
Approval of Independent Auditor	no	yes	no	no
Approval of Agreements having caused the conflict of interests	no	no	no	yes

Is there any Provision included into the By-Laws of Joint-Stock Company restricting the powers of Executive Body as to making of decisions concerning conclusion of agreements in consideration of their amounts on behalf of Joint-Stock Company? (yes/no) yes

Are there any Provisions in the By-Laws or Internal Documents of Joint-Stock Company as to conflict of interests, that is, controversy arisen between the interests of official or the persons connected to the one and the duty to act proceeding from the interests of Joint-Stock Company ? (yes/no) yes

What are the Documents existing in your Joint-Stock Company?

			Yes	No
1	Provision of Shareholders Meeting		X	
2	Provision of Supervisory Board		X	
3	Provision of Executive Body (Board)		X	
4	Provision of officials of Joint-Stock Company			X
5	Provision of Auditing Committee		X	
6	Provision of shares of Joint-Stock Company		X	
7	Provision of profit distribution procedure			X
8	Other (write down)	Provision of share dividends of OJSC "INTERPIPE NTRP"; Provision of procedure for acquainting of Shareholders with information in OJSC "INTERPIPE NTRP".		

How can the Shareholders obtain the said information concerning activities carried out by your Joint-Stock Company?

		Spread of information while Shareholders Meeting	Publication of information in the printed media	Direct submission of the Documents to be acquainted with in the Joint-Stock Company	Submission of copies of the Documents at the request of Shareholders	Allocation of information on the website of Joint-Stock Company
1	Financial Accountability, results of activity	yes	yes	yes	yes	no
2	Information of Shareholders possessing 10 percent and more of the Authorized Capital Stock	no	yes	HI	yes	no
3	Information of membership of Administrative Bodies of the Company	yes	yes	yes	yes	no
4	By-Laws and Internal Documents	no	no	yes	no	no
5	Minutes of Shareholders Meetings after their holding	no	no	yes	yes	no
6	Amount of remuneration paid the officials of Joint-Stock Company	no	no	no	no	no

Does the Joint-Stock Company prepare its Financial Accountability in accordance with International Standards of Accounting and Reporting? (yes/no) no

How many times a year the Independent Auditor carried out the audits of Joint-Stock Company at the average during the last three years?

		Yes	No
1	Failed to be carried out		X
2	Less than once a year		X
3	Once a year		X
4	More frequently than once a year	X	

What body made a decision as to commission of Independent Auditor?

		Yes	No
Shareholders Meeting			X
Supervisory Board		X	
Board or Director			X
Other (write down)	The Joint-Stock Company should be mandatory audited once a year in accordance with Legislation in force.		

Did the Joint-Stock Company replace its Independent Auditor during the last three years? (yes/no) yes

What did cause the replacement of Auditor?

		Yes	No
Unsatisfactory proficiency			X
Unsatisfactory terms of Agreement concluded with the Auditor			X
The Auditor was replaced at the request of Shareholders			X
Other (write down)	Due to expiration of contractual time.		

What body carried out the inspections of financial and economic activity of the Joint-Stock Company last year?

		Yes	No
Auditing Committee		X	
Supervisory Board			X
Internal Audit Department of the Joint-Stock Company			X
Third-party Company or third-party Consultant			X
The inspections weren't carried out			X
Other (write down)	The Bodies of State Tax Administration in Dnipropetrovs'k Region, Specialized State Tax Administration, Fund of Social Insurance from Occupational Accidents		

What body initiated the last inspection carried out by the Auditing Committee?

		Yes	No
On own initiative		X	
On the instructions of Shareholders Meeting			X
On the instructions of Supervisory Board			X
By appeal of Body			X
At the request of Shareholders having more than 10 percent of votes in aggregate			X
Other (write down)	The Auditing Committee carried out comprehensive inspection of financial and economic activity while preparation of questions of Shareholders Meeting as to approval of Annual Statements and the Company Balance Sheet.		

Did your Joint-Stock Company receive any paid services rendered by Consultants in the field of Corporate or Financial Management during the last year? (yes/no) yes

MOBILIZATION OF INVESTMENT AND PERFECTION OF CORPORATE MANAGEMENT PRACTICE

Does your Joint-Stock Company plan mobilization of investment by each of means aforementioned during the next three years?

		Yes	No
1	Issue of shares	X	
2	Issue of Deposit Receipts		X
3	Issue of bonds		X
4	Bank Credits	X	
5	Financing from State and Local Budgets		X
6	Other (write down)		X

Does your Joint-Stock Company plan mobilization of foreign investment during the next three years?

Yes, upon negotiations with potential Investor being already carried out	
Yes, upon planning of commencement of negotiations	
Yes, upon planning of commencement of negotiations the next year	
Yes, upon planning of commencement of negotiations within two years	
No, there are no plans as to mobilization of foreign investment within the next three years	
Haven't determined yet	X

Does your Joint-Stock Company plan inclusion of its own shares into Stock Exchange Listing during the next three years? (yes/no/haven't determined yet) no

Did the Joint-Stock Company replace the person accounting the property rights to shares in Depositary System of Ukraine during the last three years? (yes/no) yes

What was the reason for replacement the person accounting the property rights to shares in Depositary System of Ukraine (hereinafter referred to as "person")?

	Yes	No
Unsatisfactory proficiency of the person		X
Unsatisfactory terms of Agreement concluded with the person		X
The person was replaced at the request of:		
Shareholders		X
Court		X
Other (write down)	The Agreement of keeping of Holders of Registered Certificate Register of OJSC "INTERPIPE NTRP" was terminated on the Registrar's initiative	

Has the Joint-Stock Company own Code (Principles, Rules) of Corporate Management? (yes/no) no

At availability of Code (principles, rules) of Corporate Management in the Joint-Stock Company indicate the date of its adoption and the Administrative Body having adopted the one: The Company has no Corporate Management Code

Was the information as to adoption by the Joint-Stock Company of Code (Principles, Rules) of Corporate Management published? (yes/no) no; **indicate the way of publication:** There was no publication taken place.

Disclose the state of keeping to the Code (Principles, Rules) of Corporate Management in your Joint-Stock Company.

The employees of the Company of many thousands have demonstrated their vital force, fortitude, solidarity and capability to solve any production and technical tasks on repeated occasions. At present, nobody objects to the fact of being OJSC "INTERPIPE NTRP" a worthy example of corporate culture. The Corporate Management System set up at the enterprise assures reliable protection of interests of any Shareholder, makes it possible to develop the production as well as the new outlets and novelties. OJSC "INTERPIPE NTRP" is one of few Joint-Stock Companies paying its Shareholders interests by own securities. The Company is interested in timely obtaining of total and reliable information by its Shareholders, potential Investors and Creditors in all questions concerning the Company activity from the Company itself. The concept assuring access to information for all the persons concerned making use of Internet Resources, publications in periodicals and Public Database of Securities and Exchange State Commission was elaborated with this end in view. The Company is opened to Investors, and everybody understands that Foreign Investment may become a supplementary source of means assuring improvement of production process, rising of competitiveness of Company products as well as development of the Company itself.

LLC Auditing Company "Control-Audit"

49600, Dnepropetrovsk, Lenina Embankment Street, 29-a
Enterprise Code (ZKPO) 34588637
s/a 260070442501 branch "Dnepropetrovsk Regional Directorate"
Open Joint-Stock Company (OJSC) "Finance & Credit", Dnepropetrovsk,
MFO 307231

No. 10 - 01/02
19 March 2008

To: Corporate Head
OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNYODNIPROVS'KYI TUBE-ROLLING PLANT"

Mr. Korotkov A.M.

State Committee on Securities and Stock Market (SCSSM)

INDEPENDENT AUDITOR CONCLUSION
REGARDING FINANCIAL STATEMENTS
OF THE OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNYODNIPROVS'KYI TUBE-ROLLING PLANT"
(OJSC "INTERPIPE NTRP")
AS OF 31.12.2007

We have audited the consolidated financial statements of the OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNYODNIPROVS'KYI TUBE-ROLLING PLANT" (hereinafter referred to as "Company"), which include the statement of balance as of 31 December 2007, statement on incomes and expenditures, cash flow statement, equity capital statement for the year preceding the date as indicated above, description of essential aspects of the accounting policies and other explanatory notes.

OJSC "INTERPIPE NTRP" management bears responsibility for the accuracy and completeness of the information, as provided to the auditor and for the preparation of the financial statements. The management range of responsibility encompasses: development, incorporation and implementation of the internal control associated with the preparation and accurate presentation of the information in financial statements that will not have essential distortions due to fraud or errors; selection and implementation of the relevant accounting policies, as well as accounting estimates corresponding to given circumstances.

Our area of responsibility is providing conclusion as to the financial statements, based on the results of the completed audit.

The audit has been performed in accordance with the International Auditing Standards Securing Assurance and Ethics applicable in Ukraine.

These standards require our adherence to ethic requirements, as well as planning and performance of the audit to obtain sufficient assurance as to the financial statements having no essential distortions.

The audit provides for execution of auditing procedures to obtain auditor's proofs regarding the sums and disclosures in the financial statements. The procedures selection depends on the auditor's judgment. In addition to others, these procedures include the assessment of risks relative to essential distortions of financial statements due to fraud or errors.

While performing the assessment of these risks, the auditor considers the aspects of the internal control associated with preparation and accurate presentation of the financial statements, with the objective of working out the auditing procedures according to the circumstances, rather than expressing speculations regarding the effectiveness of the economic entity's internal control. The audit also includes the assessment of the conformity of the accounting policies utilized, acceptability of the accounting estimates made by the managing personnel and general presentation of the financial statements.

We believe that auditor's proofs obtained during the audit, provide for a well-grounded confidence in as far as expressing our opinion is concerned.

The "Company" does not reveal the information regarding operations with its counterparts, such as: listing of counterparts, essence of the relationship, types of operations and accounting thereof, methods of assets and obligations evaluation.

As indicated in the explanatory notes, the "Company" has accomplished revaluation of the capital assets as of 01 January 2007 according to the methods in conformity with the Provisions of International Financial Reporting Standards (IFRS). At the same time, changes have been made into the method of capital assets depreciation assessment and into the period of appropriation of reserve sums additional assessment as far as depreciation on income increase is concerned.

In this connection adjustment has been made in the indexes of capital assets revalued value and of balance revaluation reserve, to the IFRS reporting indexes, which led to distortions in the statement on incomes and expenditures indexes for the reporting year and in opening balance of the undistributed profit.

In our opinion, except for the impact of the issue as indicated above, the financial statements reflect truthfully, with consideration to all essential aspects, the financial condition of the OJSC "INTERPIPE NIZHNYODNIPROVS'KYI TUBE-ROLLING PLANT" as of 31 December 2007, an also the financial results of activities for the past year as of the date as indicated, in conformity with Ukraine National bookkeeping standards and with the requirements of existing legislation.

Without making any reservations in this conclusion, in the paragraphs to follow we draw attention to the additional information, submittal of which is stipulated by the requirements of the SCSSM resolution regarding preparation of the audit con-

clusions, which are submitted to the State Committee on Securities and Stock Market while revealing the emitter's information, and by the stock market professional participants as per resolution No. 1528 dated 19 December 2006.

The "Company's" financial statement has been prepared in conformity with the conceptual requirements, based on the National Regulations (Standard) of Bookkeeping (NRSB)provision No. 1 "General requirements to the financial reporting", which identify the purpose, composition and principles of financial statements preparation and requirements as to its elements' recognition and disclosure.

Information on assets in as far as noncurrent tangible and intangible assets, long-term financial investments, stock, accounts receivable, cash and future period expenditures are concerned, has been disclosed in the financial statement in all essential aspects, according to existing NR(S)B.

Incomplete outlay has been assessed in the amount of costs incurred, and consists of capital investments into construction, manufacture, renovation (modernization), acquisition of the noncurrent tangible assets objects, which on the date of the balance sheet have not been commissioned, and advance payments for funding purposes.

Capital assets for the beginning of the period have been reflected as per their cost, with consideration to the sums of indexations that were introduced by the Ukraine cabinet of Ministers due to the inflation.

In 2007 the Company performed revaluation of the capital assets in order to determine fair cost thereof, and also changed method of depreciation accrual to straight-line, having identified the useful life.

Indexes of capital assets revalued price and balance of the revaluation reserve have been adjusted to the IFRS reporting indexes, which led to distortions of statement indexes regarding the reporting year incomes and expenditures, and opening balance of the undistributed profit.

Financial investments have been registered as "other financial investments" and reflected in the balance sheet at cost price.

Deferred tax assets have been acknowledged from temporary differences in their most part while calculating the capital assets book value, which will probably lead to decrease of the taxable income in future periods.

The balance sheet article "Stock" reflects the assets retained for consumption during regular operation cycle: for production, work performance and providing services, for further sales and also for administration needs. The stock has been properly classified for reporting purposes. The stocks are reflected as per net realizable value, if the price has decreased due to damage or because they are obsolete.

Stocks evaluation during acknowledgement is the acquisition cost.

Assessment of stocks retirement into production has been changed, and it is made in accordance with first-in, first-out method (FIFO). These changes have been applied to operations from the moment of their introduction.

Accounts receivable have been differentiated into long-term and current ones. Current accounts receivable have been reflected in the balance sheet, less allowance for doubtful accounts.

Article "Long-term accounts receivable" reflects amounts owed by physical persons with the maturity date of more than 12 months since the balance sheet date.

The Company does not reveal the information regarding its operations with counteragents.

Article "Other current assets" shows amounts of tax liabilities and tax credit from the value-added tax (VAT).

All-in-all, the information regarding liabilities has been revealed in all essential aspects, in conformity with existing NRSB. Obligations in the statements have been differentiated into long-term and current ones. Long-term financial liabilities have been included into the long-term obligations. There is interest charged by long-term financial liabilities, which have been acknowledged as financial charges within the reporting period, when they were charged. Charges related to crediting organization have been acknowledged as future period charges.

Current liabilities consist of liabilities to banks under loans, accounts payable to goods and services vendors, bills payable, salaries and wages, social insurance and settlements of budgetary payments associated with operations, and also liability related to settlements with shareholders related to dividend. In the balance sheet liabilities have been reflected as maturity value.

Provisions have been made for operating cost recoveries related to payment of vacation allowances.

Information on the equity capital has been disclosed, and in total it is in conformity with existing Ukraine NRSB.

Equity capital reflected in balance sheet in the amount of 13471 thousand UAH, is in conformity with the equity capital approved by the Articles of Association and has been fully paid-up.

Equity issue, as emitted by the Company is verified by the Certificate of equity issue registration No. 164/1/01 dated 18 April 2001 (regular registered stock, fifty-three million eight hundred eighty-five thousand each, at face value of twenty-five kopecks per share, issued as a definitive security).

During the reporting period the operation related to redemption of Company's own shares was implemented. The Company arranges redemption of its own stocks with the objective of further sales thereof, within the term of no longer than one year since the date of acquisition. Within the period established by the Supervisory board a total of 43815 regular registered shares for an overall amount of 10953.75 UAH have been redeemed from the shareholders, with the total redemption value of 9025890.00 UAH.

The extraordinary general meeting, which took place on 18 March 2008, approved the Company's financial reporting for the year 2007. The profit was not used for dividend payout purposes. The resolution was adopted to increase the size of the equity capital by increasing the quantity of shares at existing face value, at the expense of additional payments, and closed (private) stocks investment.

The amount of the mature provident (security) reserve on the date of the balance sheet surpasses the amount of the reserve as stipulated by the Law.

Revenue recognition (incomes and expenditures) and usage thereof is accomplished in compliance with the established relevant bookkeeping standards and the Articles of Association.

The value of net assets as of the reporting date of 31 December 2007 exceeds the value of the equity capital, which is in compliance with the legislation requirements.

The Company notified about the events that had taken place regarding:

- changes of shareholders possessing 10 and more percent of voting stock;
- changes in the Company's officers composition;
- arriving at decision on redemption of shares;

- obtaining credit in the amount that surpasses 25 percent of the emitter's assets;
- obtaining loan in the amount that surpasses 25 percent of the emitter's assets;
- decision on placement of securities in the amount that surpasses 25 percent of the equity capital.

Director of
LLC "Auditing Company "Control – Audit" (signature) V.V. Zinkevich

Auditor
Certificate series "A" No. 001067 dated 24.03.1994,
issued by Ukraine Chamber of Auditors (UCA),
resolution No. 13, validity of which extended through 24.03.2008
(UCA resolution No. 120 dated 27.02.2003) (signature) T.I. Balaba

Seal

49600, Dnepropetrovsk,
Lenina Embankment Street, 29-a
certificate of admission to the register of auditing
entities No. 3860, issued by resolution of
Ukraine Chamber of Auditors No. 166/5
dated 28 September 2006, valid through 28 September 2011.
Auditing Service Agreement
No. 10 – 03/530061745 dated 09 October 2006,
Appendix to the Agreement No. 03/07 dated 04.04.2007

			CODES
		Date	31.12.2007
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private ownership	by KFV	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	Thousand UAH	Check sum	
Address	21 Stoletov St., Industrialny district, Dnipropetrovsk, 49081, Dnipropetrovsk region, Ukraine		

BALANCE-SHEET (CONSOLIDATED) AS AT DECEMBER 31, 2007

Form No. 1 Code by DCUD 1801001

Assets	Code of line	As at the beginning of reporting period	As at the end of reporting period
1	2	3	4
I. Non-current assets			
Intangible assets:			
depreciated cost	010	174,0	3 123,0
initial cost	011	499,0	3 493,0
accumulated depreciation	012	325,0	370,0
Construction in progress	. 020	23 731,0	74 592,0
Fixed assets:			
depreciated cost	030	419 280,0	1 462 307,0
initial cost	031	1 284 451,0	1 892 320,0
wear and tear	032	865 171,0	430 013,0
Long-term biological assets:			
fair (depreciated) value	035	0,0	0,0
initial cost	036	0,0	0,0
accumulated depreciation	037	0,0	0,0
Long-term financial investments:			
accounted by the method of participation in capital of other companies	040	33 832,0	0,0
other financial investments	045	8 794,0	339,0
Long-term accounts receivable	050	454,0	331,0
Deferred tax assets	060	113 970,0	174 210,0
Other non-current assets	070	0,0	0,0
Total for Section I	**080**	**600 235,0**	**1 714 902,0**
II. Current assets			
Production reserves	100	196 775,0	335 347,0
Current biological assets	110	0,0	0,0
Production in progress	120	95 978,0	132 221,0
Finished products	130	107 151,0	113 355,0
Goods	140	365,0	185,0
Notes receivable	150	0,0	0,0
Accounts receivable for goods, works, services:			
net selling value	160	667 382,0	801 658,0
initial value	161	667 422,0	801 658,0
bad debt reserve	162	40,0	0,0
Receivables on settlements:			
with budget	170	157 655,0	112 834,0
on advances made	180	26 183,0	213 640,0
on accrued revenues	190	15,0	89,0
on internal payments	200	0,0	0,0
Other current receivables	210	27 036,0	28 767,0
Current financial investments	220	0,0	0,0
Cash and cash equivalents:			
in national currency	230	76 589,0	966,0
in foreign currency	240	27,0	11 750,0

1	2	3	4
Other current assets	250	40 253,0	125 743,0
Total for Section II	**260**	**1 395 409,0**	**1 876 555,0**
III. Deferred charges	**270**	**441,0**	**10 963,0**
Balance	**280**	**1 996 085,0**	**3 602 420,0**

Liabilities	Code of line	As at the beginning of reporting period	As at the end of reporting period
1	2	3	4
I. Equity capital			
Authorized capital	300	13 471,0	13 471,0
Share capital	310	0,0	0,0
Additional laid-down capital	320	37 181,0	37 181,0
Other additional capital	330	304 788,0	1 045 389,0
Reserve capital	340	20 015,0	20 015,0
Retained profit (outstanding loss)	350	725 682,0	717 222,0
Unpaid capital	360	(0,0)	(0,0)
Withdrawn capital	370	(0,0)	(9 026,0)
Total for Section I	**380**	**1 101 137,0**	**1 824 252,0**
II. Provision of such expenditures and payments			
Provision of staff remuneration	400	12 142,0	13 536,0
Other provisions	410	311,0	94,0
Inserted line – amount of insurance reserves	415	0,0	0,0
Inserted line – amount of re-insurers shares in the insurance reserves	416	0,0	0,0
Special-purpose financing	420	0,0	0,0
Total for Section II	**430**	**12 453,0**	**13 630,0**
III. Long-term liabilities			
Long-term bank loans	440	0,0	61 105,0
Other long-term financial liabilities	450	0,0	681 750,0
Deferred tax liabilities	460	0,0	293 574,0
Other long-term liabilities	470	0,0	0,0
Total for Section III	**480**	**0,0**	**1 036 429,0**
IV. Current liabilities			
Short-term bank loans	500	438 355,0	7 793,0
Current debt on long-term liabilities	510	0,0	0,0
Notes issued	520	1 306,0	62 198,0
Accounts payable for goods, works, services	530	146 818,0	212 641,0
Current liabilities towards settlements:			
on advances received	540	203 445,0	353 412,0
with budget	550	3 006,0	5 324,0
on off-budget payments	560	1 628,0	2 381,0
on insurance	570	4 859,0	6 037,0
on labor remuneration	580	11 242,0	13 363,0
with participants	590	53 428,0	6 239,0
on internal settlements	600	0,0	0,0
Other current liabilities	610	18 408,0	58 721,0
Total for Section IV	**620**	**882 495,0**	**728 109,0**
V. Deferred incomes	**630**	**0,0**	**0,0**
Balance	**640**	**1 996 085,0**	**3 602 420,0**

Notes:

The reporting year for drawing up financial statements is a calendar year.

Financial statements provided are based on principles and methods of information disclosure regulated by the National Provisions (Standards) of Business Accounting, which are used since January 2000.

Basic assumptions are the principles of accruals and continuity.

Financial statements of the Company are consolidated by means of inclusion of items of financial records of "Lime Factory" Ltd.

Elements of financial statements are calculated as based on the initial value (except the item "Fixed assets").

Assets are recognized in the amount of funds or fair value of other expenditures for their acquisition.

Liabilities are recognized in the amount of proceeds obtained in exchange for the liability.

Assets and liabilities in the balance sheet are divided into long-term and current ones.

Accounting of the Company's assets is classified as follows:

- non-current assets;
- long-term financial investments;

- reserves;
- accounts receivable;
- cash funds.

As from January 01, 2007, the amendments below have been made to the Company's accounting policy:

- depreciation is accrued with the use of linear method, in accord with Regulation (Standard) of Accounting No.7;
- disposal of reserves for production is evaluated at cost of "first-in" reserves (FIFO method);
- taking into account the fact that it is not possible to calculate the amount of revision on transactions of past periods (for adjustment of input balances of indices), amendments to accounting policy were used for transactions performed after changing the accounting policy (Regulation (Standard) of Accounting No.6, p. 13).

Fixed assets are recognized as assets at their initial value.

Initial value of fixed assets increased by amount of costs related to the object improvement (modernization, re-equipment, reconstruction etc.).

Renewal and repair of assets are reflected as costs in the Income Statement as these costs are incurred.

In accord with the accounting policy, cost parameters of objects included into low-value non-current tangible assets are defined (1000 UAH).

As at the beginning of the period, fixed assets were accounted at their initial value taking into account obligatory indexation, and at the end of the period they were entered in the books at revalued price.

For approximation of reporting indices under R(S)A and IAS, the Company performed revaluation of fixed assets using elimination method as per IFRS.

Balances of reserves were adjusted in amounts accounted in IAS.

Revaluation, as at 01.01.2007, was performed by Scientific-Production Company "Progress" Ltd., as based on Certificate No. 4018/05 of the Subject of Evaluating Activity as of 11.08.2005.

By the balance-sheet date, the Company did not evaluate the indices of probable decreasing in the asset useful life.

Profit and losses from retirement of fixed assets are reflected in the Income Statement.

Cost of incomplete capital investments is calculated as per expenses incurred.

Intangible assets are reflected in balance sheet at original cost thereof, less depreciation. Intangible assets' depreciation is accrued during their useful life, established on the date of the asset recognition using straight-line method.

Long-term financial investments are included in balance sheet at their initial value.

Amount of deferred tax asset is recognized, to a great extent, on temporary differences in calculation of book value of the fixed assets in business and tax accounting, which are probably to be taxable as profit. Deferred tax assets and deferred tax liabilities are calculated in accord with IAS requirements, not conflicting with those of R(S)A.

Inventory holdings are recorded at their cost.

Evaluation of reserves at their acquisition is made as per their initial value.

Reserve withdrawal is evaluated by FIFO method.

Transport and procurement costs are reflected in separate sub-accounts. If the category of reserves cannot be defined, the said transport and procurement costs at the end of the month are distributed by categories of reserves according to R(S)A No. 9.

In accord with adopted accounting policy, as based on the principle of due diligence and the level of data materiality, current low-value quick-wearing articles are the objects regardless of their service life which cost is less than 300 UAH. Cost of low-value quick-wearing articles when they are put in operation is withdrawn from the asset structure.

Stocks of finished products are reflected at their production prime cost.

Cost of production in progress includes direct costs and production overheads.

Accounts receivable for goods, works, services are reflected in balance sheet at their net selling value.

Amount of bad debt reserve is determined as based on the accounts receivable classification.

Monetary funds include cash funds; funds in settlement accounts and demand deposits; amounts in foreign currencies converted into UAH at the NBU rate as at the date of report drawing up.

Liabilities are reflected in balance sheet under recognition of assets or costs as a result of past operations and events, and they are classified as follows:

- provision of future expenditures and payments;
- long-term bank loans, other long-term financial liabilities, deferred tax liabilities, other long-term liabilities;
- short-term bank loans; notes issued; accounts payable for goods, works, services;
- current liabilities from settlements on received advances, with budget, on off-budget payments, on insurance, on labor remuneration, with participants, other current liabilitiies.

Provisions of future expenditures and payments are reflected in accord with their purpose and calculated by reserves allocated for vacation payments.

Equity capital is determined by the authorized capital and reserve funds, by amount of income from issue and other additional capital.

Other additional capital is accounted by revaluation reserve.

Amount of withdrawn capital is calculated by actual cost of shares issued by the Company and redeemed from shareholders.

Transactions of related parties are reflected in financial records at the level of INTERPIPE group.

Director		Andriy Mykolayovych Korotkov
	(Signature)	(Name)
Chief Accountant		Iryna Volodymyrivna Sokolova
	(Signature)	(Name)

Seal

			CODES
		Date	31.12.2007
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private property	by KFV	10
Public authority	Open joint-stock companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	Thousand UAH	Check sum	

INCOME STATEMENT (CONSOLIDATED) FOR THE YEAR 2007

I. FINANCIAL RESULTS Form No.2 Code by DCUD 1801003

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from selling products (goods, works, services)	010	5 076 193,0	4 115 223,0
Value added tax	015	(361 444,0)	(284 811,0)
Excise tax	020	(0,0)	(0,0)
	025	(0,0)	(0,0)
Other deductions from income	030	(20 955,0)	(18 190,0)
Net income (proceeds) from selling products (goods, works, services)	035	4 693 794,0	3 812 222,0
Prime cost of sold products (goods, works, services)	040	(3 609 596,0)	(2 612 544,0)
Gross profit: profit	050	1 084 198,0	1 199 678,0
loss	055	(0,0)	(0,0)
Other operating incomes	060	1 242 089,0	725 261,0
Administrative costs	070	(148 569,0)	(175 719,0)
Sales costs	080	(313 081,0)	(262 921,0)
Other operating costs	090	(1 268 900,0)	(696 218,0)
Financial result from operating activity: profit	100	595 737,0	790 081,0
loss	105	(0,0)	(0,0)
Income from participation in capital	110	0,0	9 356,0
Other financial incomes	120	0,0	0,0
Other incomes	130	303 037,0	660 117,0
Financial costs	140	(52 982,0)	(18 457,0)
Losses from participation in capital	150	(0,0)	(0,0)
Other costs	160	(225 585,0)	(668 221,0)
Financial results from ordinary activity before tax: profit	170	620 207,0	772 876,0
loss	175	(0,0)	(0,0)
Tax on profit from ordinary activity	180	(186 909,0)	(208 588,0)
Tax income regarding profit from ordinary activity	185	0,0	0,0
Financial results from ordinary activity: profit	190	433 298,0	564 288,0
loss	195	(0,0)	(0,0)
Extraordinary: incomes	200	0,0	0,0
costs	205	(0,0)	(0,0)
Taxes on extraordinary profit	210	(0,0)	(0,0)
Net: profit	**220**	**433 298,0**	**564 288,0**
loss	**225**	**(0,0)**	**(0,0)**

II. ELEMENTS OF OPERATING COSTS

Name of index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	3 168 752,0	2 394 059,0
Labor remuneration expenses	240	204 361,0	173 590,0
Deductions to social events	250	78 575,0	67 143,0
Depreciation	260	208 561,0	42 945,0
Other operating costs	270	505 380,0	434 294,0
Total	280	4 165 629,0	3 112 031,0

III. CALCULATION OF SHARE PROFITABILITY INDICES

Name of item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	53 883 778,0	53 885 000,0
Adjusted average annual quantity of ordinary shares	310	53 883 778,0	53 885 000,0
Net profit (loss) per one ordinary share	320	8,0	10,50
Adjusted net profit (loss) per one ordinary share	330	8,0	10,50
Dividends per one ordinary share	340	10,78	18,37

Notes:

Income is recognized in accord with the principle of accruals and continuity.

Income from selling products is recognized at shipment of products.

Income from rendering services is recognized by way of evaluating the degree of transaction completion by examination of the work fulfilled.

Recognized incomes are classified into

1) income from selling products, goods, works, services:

- other operating incomes;
- financial incomes;
- other incomes.

2) extraordinary incomes.

Costs are recognized in profit and loss statement, as based on direct relation between costs incurred and profits obtained.

Costs are recognized also in the events when future economic benefits cease to comply with the requirements for their disclosure as an asset in the Company's balance sheet.

Costs on interest for loans obtained for securing economic activity in the year 2007 are recognized by the Company as financial costs, as based on priority of costs' materiality.

Director ____________ Andriy Mykolayovych Korotkov
(Signature) (Name)

Chief Accountant ____________ Iryna Volodymyrivna Sokolova
(Signature) (Name)

Seal

			CODES
		Date	31.12.2007
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	**by EDRPOU**	05393116
Territory	Dnipropetrovsk region, Industrialny district	**by КОАТУУ**	1210137200
Form of ownership	Private ownership	**by KFV**	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**	6024
Branch	Tube production	**by ZKGNG**	12140
Kind of economic activity	Steel tube production	**by KVED**	27.22.0
Unit of measurement	**Thousand UAH**	**Check sum**	

CASH FLOW STATEMENT (consolidated) FOR THE YEAR 2007

Form No. 3 Code by DCUD 1801004

Item	Code	For reporting period		For previous period	
		Receipts	Expenditures	Receipts	Expenditures
1	2	3	4	5	6
I. Cash flow operating activity					
Profit (loss) from ordinary activity before tax	010	620 207,0	0,0	772 876,0	0,0
Adjustment for: depreciation of non-current assets	020	208 561,0	X	42 945,0	X
increase (decrease) in provisions	030	1 488,0	311,0	1 962,0	0,0
profit (loss) from unrealized exchange differences	040	876,0	951,0	158,0	352,0
profit (loss) from non-operating activity	050	0,0	77 452,0	0,0	1 252,0
Interest expenditures	060	52 982,0	X	18 457,0	X
Profit (loss) from operating activity prior to changes in net current assets	070	805 400,0	0,0	834 794,0	0,0
Decrease (increase) in: current assets	080	0,0	370 626,0	0,0	246 729,0
deferred charges	090	0,0	10 522,0	6 235,0	0,0
Increase (decrease) in: current liabilities	100	15 039,0	0,0	5 201,0	0,0
deferred incomes	110	0,0	0,0	0,0	0,0
Cash flows from operating activity	120	439 291,0	0,0	599 501,0	0,0
Paid: interest	130	X	27 352,0	X	17 133,0
profit taxes	140	X	33 920,0	X	159 968,0
Net cash flow prior to extraordinary events	150	378 019,0	0,0	422 400,0	0,0
Cash flow from extraordinary events	160	0,0	0,0	0,0	0,0
Net cash flow from operating activity	170	378 019,0	0,0	422 400,0	0,0
II. Cash flow from investment activity					
Realization of: financial investments	180	51 162,0	X	817 755,0	X
non-current assets	190	882,0	X	2 831,0	X
property units	200	0,0	0,0	0,0	0,0
Received: interest	210	1 806,0	X	0,0	X
dividends	220	0,0	X	0,0	X
Other proceeds	230	0,0	X	0,0	X
Purchasing of: financial investments	240	X	12,0	X	407 710,0
non-current assets	250	X	74 506,0	X	32 321,0
property units	260	X	0,0	X	0,0
Other payments	270	X	156 999,0	X	215 375,0

1	2	3	4	5	6
Net cash flow prior to extraordinary events	280	0,0	177 667,0	165 180,0	0,0
Cash flow from extraordinary events	290	0,0	0,0	0,0	0,0
Net cash flow from investment activity	300	0,0	177 667,0	165 180,0	0,0
III. Cash flow from financial activity					
Equity receipts	310	0,0	X	0,0	X
Obtained loans	320	1 991 315,0	X	2 145 640,0	X
Other receipts	330	1 151 492,0	X	1 633 931,0	X
Repayment of loans	340	X	1 546 537,0	X	2 247 885,0
Paid dividends	350	X	623 189,0	X	936 708,0
Other payments	360	X	1 237 408,0	X	1 621 973,0
Net cash flow prior to extraordinary events	370	0,0	264 327,0	0,0	1 026 995,0
Cash flow from extraordinary events	380	0,0	0,0	0,0	0,0
Net cash flow from financial activity	390	0,0	264 327,0	0,0	1 026 995,0
Net cash flow for reporting period	400	0,0	63 975,0	0,0	439 415,0
Balance of funds at the year beginning	410	76 616,0	X	515 837,0	X
Effect of exchange rates on balance of funds	420	951,0	876,0	352,0	158,0
Balance of funds at the year end	430	12 716,0	X	76 616,0	X

Notes: Cash flows are formed of payments in the national currency of Ukraine and foreign currency including:
- US dollars;
- EURO;
- Russian roubles.

Non-monetary financial transactions were not performed.

Other proceeds and financial payments – contracts of guarantee under loan agreement.

Director ______________ Andriy Mykolayovych Korotkov
(Signature) (Name)

Chief Accountant ______________ Iryna Volodymyrivna Sokolova
(Signature) (Name)

Seal

			CODES
		Date	31.12.2007
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	**by EDRPOU**	05393116
Territory	Dnipropetrovsk region, Industrialny district	**by KOATYY**	1210137200
Form of ownership	Private ownership	**by KFV**	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**	6024
Branch	Tube production	**by ZKGNG**	12140
Kind of economic activity	Steel tube production	**by KVED**	27.22.0
Unit of measurement	**Thousand UAH**	**Check sum**	

STATEMENT OF OWNERS' EQUITY (CONSOLIDATED) FOR THE YEAR 2007

Form No. 4

Code by DCUD 1801005

Item	Code of line	Authorized capital	Share capital	Additional laid-down capital	Other additional capital	Reserve capital	Retained income	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as at the beginning of the year	010	13 471,0	0,0	37 181,0	451 645,0	20 015,0	581 361,0	0,0	0,0	1 103 673,0
Adjustment:										
Changing of accounting policy	020	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Error correction	030	0,0	0,0	0,0	-146 857.0	0,0	144 321,0	0,0	0,0	-2 536,0
Other changes	040	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Adjusted balance as at the beginning of the year	050	13 471,0	0,0	37 181,0	304 788,0	20 015,0	725 682,0	0,0	0,0	1 101 137,0
Asset revaluation:										
Revaluation of fixed assets	060	0,0	0,0	0,0	1 154 416,0	0,0	0,0	0,0	0,0	1 154 416,0
Discounting of fixed assets	070	(0,0)	(0,0)	(0,0)	(18 630,0)	(0,0)	(0,0)	(0,0)	(0,0)	(18 630,0)
Revaluation of construction in progress	080	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Discounting of construction in progress	090	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)
Revaluation of intangible assets	100	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Discounting of intangible assets	110	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)

1	2	3	4	5	6	7	8	9	10	11
	120	0,0	0,0	0,0	-139 122,0	0,0	139 122,0	0,0	0,0	0,0
Net profit (loss) for reporting period	130	0,0	0,0	0,0	0,0	0,0	433 298,0	0,0	0,0	433 298,0
Allocation of profits:										
Payments to owners (dividends)	140	0,0	0,0	0,0	0,0	0,0	-580 880,0	0,0	0,0	-580 880,0
Allocation of profit to Authorized Capital	150	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Deductions to reserve capital	160	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
	170	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Contributions of participants:										
Capital contributions	180	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Repayment of debt from the capital	190	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
	200	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Capital withdrawal:										
Redemption of shares	210	0,0	0,0	0,0	0,0	0,0	0,0	0,0	-9 026,0	-9 026,0
Reselling of redeemed shares	220	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Annulment of redeemed shares	230	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Withdrawal of the part of capital	240	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Decrease in par value of shares	250	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other changes in capital:										
Writing off non-reimbursed losses	260	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Assets obtained free of charge	270	0,0	0,0	0,0	498,0	0,0	0,0	0,0	0,0	498,0
	280	0,0	0,0	0,0	-293 821,0	0,0	0,0	0,0	0,0	-293 821,0
Total changes in capital	290	0,0	0,0	0,0	740 601,0	0,0	-8460,0	0,0	-9 026,0	723 115,0
Balance as at the end of the year	300	13 471,0	0,0	37 181,0	1 045 389,0	20 015,0	717 222,0	0,0	-9 026,0	1 824 252,0

Notes:

1. No additional issue of the Company's shares was made in the reporting period.
2. Below represented are the shares in the structure of the Authorized (Aggregate) Capital in accord with certain kinds and categories:
2.1. Quantity of issued shares is 53 885 000 ordinary registered shares fully paid at value not less than par value thereof;
2.2. Par value of one share is 0,25 UAH.
2.3. Throughout the reporting period the following changes were made to quantity of outstanding shares: In accord with decision of the Supervisory Council of the Company (Minutes No. 187 as of July 23, 2007) OJSC "INTERPIPE NTP" performed the transaction on redeeming its own shares. Redemption of own shares by the Company was effected with the purpose of further selling during the period not exceeding one year from the date of purchasing thereof. Within the period specified by the Supervisory Council, 43 815 ordinary registered shares of aggregate par value 10 953,75 UAH, and total redemption value of 9 025 890,00 UAH, were redeemed from shareholders.
2.4. The Company's shareholders have the right to:- take part in management of the Company's affairs subject to procedure stipulated by the Statute;
- take part in distribution of the Company's profit and obtain a part thereof (dividends). Right to obtain the part of profit (dividends) pro rata to the share of each participant shall be

conferred to persons being the Company's shareholders as at the date of beginning of the dividend payment period);

- obtain all information on their personal accounts, as well as the information on the Company's activity. Upon request of the participant, the Company shall provide him/her with annual balance sheets, reports on the Company's activity, and minutes of the meetings for examination;
- be withdrawn from the Company as stipulated by the law;
- obtain the part of the Company's property value in the event of its liquidation pro rata to par value of Company's shares belonging thereto;
- sell, grant as a gift, exchange, pledge, devolve, make a will towards all shares owned by them or any part thereof;
- enjoy priority right to purchasing the Company's shares of future issues;
- transfer control of their shares (including voting right) to other person;
- enjoy any other rights always in compliance with the current legislation.

2.5. There are no shares belonging to the Company itself, its branches and associated enterprises.

2.6. Founders of the Company are the State represented by the State Property Fund of Ukraine and organization of leaseholders of the Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht, registered by the order of the Executive Committee of the Dnipropetrovsk Municipal Council of People's Deputies on December 30, 1992 No. 1205-p. As at 31.12.2007, the State Property Fund of Ukraine has no ordinary registered shares of the Company in its ownership; labor collective owns 2 324 899 ordinary registered shares comprising 4,31 % of the Authorized (Aggregate) Capital.

2.7. As at 31.12.2007, members of the executive organ of the Company own 2 015 688 shars comprising 3,74 % of the Authorized (Aggregate) Capital. List of persons which share in the Authorized (Aggregate) Capital exceeds 5 %:

- OJSC "Interregional Stock Union" (nominee holder).

3. There are no shares reserved for issue in accord with options and other contracts.
4. Since preference shares were not issued, no dividends were paid thereon.
5. There are no dividends included (not included) into the structure of liabilities which were foreseen but actually not approved in the reporting period.

Director	____________ (Signature)	Andriy Mykolayovych Korotkov (Name)
Chief Accountant	____________ (Signature)	Iryna Volodymyrivna Sokolova (Name)

Seal

Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"		CODES
		Date	31.12.2007
		by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	**by KOATYY**	1210137200
Form of ownership	Private ownership	**by KFV**	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**	6024
Branch	Tube production	**by ZKGNG**	12140
Kind of economic activity	Steel tube production	**by KVED**	27.22.0
Unit of measurement	**Thousand UAH**	**Check sum**	
Average annual number of employees	8 415		

NOTES TO ANNUAL FINANCIAL STATEMENTS (CONSOLIDATED) FOR THE YEAR 2007

I. Intangible assets

Form No. 5 Code by DCUD 1801008

Groups of intangible assets	Code of line	Balance at the beginning of the year		Received during the year	Revaluation (increase in value +, discount -) of:		Withdrawn during the year		Depreciation accrued for the year	Losses from decrease in useful life for the year	Other changes throughout the year in:		Balance at the end of the year	
		Original (revalued) cost	Accumulated depreciation		Original (revalued) cost	Accumulated depreciation	Original (revalued) cost	Accumulated depreciation			Original (revalued) cost	Accumulated depreciation	Original (revalued) cost	Accumulated depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Right to use natural resources	010	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to use property	020	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to trademarks for goods and services	030	25,0	15,0	0,0	0,0	0,0	0,0	0,0	3,0	0,0	0,0	0,0	25,0	18,0
Rights to industrial property subjects	040	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Copyrights and related rights	050	467,0	307,0	3 001,0	0,0	0,0	0,0	0,0	45,0	0,0	0,0	0,0	3 468,0	352,0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
	060	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other intangible assets	070	7,0	3,0	0,0	0,0	0,0	7,0	6,0	3,0	0,0	0,0	0,0	0,0	0,0
Total	**080**	**499,0**	**325,0**	**3 001,0**	**0,0**	**0,0**	**7,0**	**6,0**	**51,0**	**0,0**	**0,0**	**0,0**	**3 493,0**	**370,0**

Line 080 column 14	cost of intangible assets concerning which there is a restriction of the right of ownership	(081)	0,0
	cost of intangible assets pledged	(082)	0,0
	cost of intangible assets created by the enterprise	(083)	0,0
Line 080 column 5	cost of intangible assets received at the expense of target allocations	(084)	0,0
Line 080 column 15	accumulated depreciation of intangible assets for which there is a restriction of the right of ownership	(085)	0,0

II. Fixed assets

Groups of tangible assets	Code of line	Balance at the beginning of the year: original (revalued) cost	Balance at the beginning of the year: wear and tear	Received during the year	Revaluation (increase in value +, discount -) of: original (revalued) cost	Revaluation (increase in value +, discount -) of: wear and tear	Withdrawn during the year: original (revalued) cost	Withdrawn during the year: wear and tear	Depreciation accrued during the year	Losses from decrease in useful life	Other changes during the year in: original (revalued) cost	Other changes during the year in: wear and tear	Balance at the end of the year: original (revalued) cost	Balance at the end of the year: wear and tear	Including: received on terms of financial lease: original (revalued) cost	Including: received on terms of financial lease: wear and tear	Including: granted on operative lease: original (revalued) cost	Including: granted on operative lease: wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Plots of land	100	3702,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	3702,0	0,0	0,0	0,0	0,0	0,0
Capital outlays for land reclamation	110	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Buildings, structures and transmitting terminals	120	507332,0	294397,0	3346,0	-229776,0	-252668,0	93,0	20,0	39870,0	0,0	-117,0	-19,0	280692,0	81560,0	0,0	0,0	0,0	0,0
Machines and equipment	130	700730,0	522905,0	5818,0	816695,0	-365289,0	529,0	56,0	156373,0	0,0	-169,0	-3,0	1522545,0	313930,0	3398,0	1244,0	0,0	0,0
Means of transport	140	19379,0	16351,0	147,0	17103,0	-7737,0	115,0	66,0	8568,0	0,0	0,0	0,0	36514,0	17116,0	1714,0	751,0	0,0	0,0
Tools, devices, inventory (furniture)	150	20204,0	12426,0	1410,0	-5898,0	-9789,0	223,0	108,0	2278,0	0,0	0,0	0,0	15493,0	4807,0	1532,0	154,0	0,0	0,0
Work and productive livestock	160	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Perennials	170	677,0	451,0	0,0	0,0	0,0	0,0	0,0	100,0	0,0	0,0	0,0	677,0	551,0	0,0	0,0	0,0	0,0
Other fixed assets	180	31498,0	18173,0	5818,0	-3858,0	-8114,0	2518,0	1515,0	2815,0	0,0	-62,0	-31,0	30878,0	11328,0	376,0	172,0	0,0	0,0
Library funds	190	15,0	9,0	10,0	0,0	0,0	0,0	0,0	12,0	0,0	0,0	0,0	25,0	21,0	0,0	0,0	0,0	0,0
Low-value non-current tangible assets	200	914,0	459,0	289,0	0,0	0,0	22,0	22,0	162,0	0,0	0,0	-2,0	1181,0	597,0	0,0	0,0	0,0	0,0
Temporary (non-title) buildings	210	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Natural resources	220	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Inventory containers	230	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rented articles	240	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other non-current tangible assets	250	0,0	0,0	267,0	0,0	0,0	0,0	0,0	51,0	0,0	346,0	52,0	613,0	103,0	0,0	0,0	0,0	0,0
Total	**260**	**1284451,0**	**865171,0**	**17105,0**	**594266,0**	**-643597,0**	**3500,0**	**1787,0**	**210229,0**	**0,0**	**-2,0**	**-3,0**	**1892320,0**	**430013,0**	**7020,0**	**2321,0**	**0,0**	**0,0**

Line 260 column 14 cost of fixed assets concerning which there is a restriction of the right of ownership as per the current legislation	(261)	0,0
cost of fixed assets pledged	(262)	1827378,0
residual cost of fixed assets temporarily not used (conservation, reconstruction etc)	(263)	0,0
residual cost of fixed assets withdrawn from operation for sale	(264)	0,0
original (revalued) cost of fully depreciated fixed assets	(265)	4903,0
Line 260 column 5 cost of fixed assets acquired at the expense of target financing	(266)	0,0
Cost of fixed assets taken on operative lease	(267)	256,0
Line 260 column 15 wear and tear of fixed assets for which restrictions of the right of ownership exist	(268)	0,0

III. Capital investments

Name of index	Code of line	For the year	As at the end of the year
1	2	3	4
Capital construction	280	56715,0	64961,0
Purchasing (manufacturing) of fixed assets	290	6094,0	2783,0
Purchasing (manufacturing) of other non-current tangible assets	300	672,0	162,0
Purchasing (creation) of intangible assets	310	7092,0	1650,0
Formation of basic herd	320	0,0	0,0
Other	330	0,0	0,0
Total	340	70573,0	69556,0

IV. Financial investments

Name of index	Code of line	For the year	As at the end of the year	
			Long-term investment s	Current investments
1	2	3	4	5
A. Financial investments by the method of participation in capital of: Associated enterprises	350	0,0	0,0	0,0
Branch establishments	360	0,0	0,0	0,0
Joint activity	370	0,0	0,0	0,0
Б. Other financial investments into: shares in the authorized capital of other enter-prises	380	-8455,0	339,0	0,0
shares	390	0,0	0,0	0,0
bonds	400	0,0	0,0	0,0
others	410	0,0	0,0	0,0
Total (section A + section Б)	420	-8455,0	339,0	0,0

Line 045 column 4 of Balance sheet	Other long-term financial investments are reflected: at cost	(421)	339,0
	at fair value	(422)	0,0
	at depreciated cost	(423)	0,0
Line 220 column 4 of Balance sheet	Current financial investments are reflected: at cost	(424)	0,0
	at fair value	(425)	0,0
	at depreciated cost	(426)	0,0

V. Incomes and expenditures

Name of index	Code of line	Incomes	Expenditures
1	2	3	4
A. Other operating incomes and expendi-tures Operating lease of assets	440	4351,0	0,0
Operating exchange difference	450	21713,0	13551,0
Selling of other current assets	460	106977,0	83810,0
Penalties, fines, forfeits	470	150,0	46737,0
Maintenance of housing, communal and social objects	480	4214,0	2959,0
Other operating incomes and expenditures	490	1104684,0	1121843,0
including: deductions to reserve of bad debts	491	X	0,0

1	2	3	4
non-productive costs and expenditures	492	X	0,0
Б. Incomes and costs from participation in capital under investments in: Associated enterprises	500	0,0	0,0
Branch establishments	510	0,0	0,0
Joint activity	520	0,0	0,0
В. Other financial incomes and expenditures Dividends	530	0,0	X
Interest	540	X	52982,0
Financial lease of assets	550	0,0	0,0
Other financial incomes and expenditures	560	0,0	0,0
Г. Other incomes and expenditures Selling of financial investments	570	50952,0	42299,0
Selling of non-current assets	580	5105,0	518,0
Selling of property units	590	0,0	0,0
Non-operating exchange difference	600	0,0	0,0
Assets obtained free of charge	610	732,0	X
Non-current assets writing-off	620	X	380,0
Other incomes and expenditures	630	246248,0	182388,0

Barter transactions with products (goods, works, services)	(631)	0,0
Part of income from selling products (goods, works, services) on barter contracts with related parties	(632)	0 %

VI. Cash funds

Name of index	Code of line	As at the end of the year
1	2	3
Funds in cash	640	22,0
Current account with the bank	650	12694,0
Other bank accounts (letters of credit, cheque-books)	660	0,0
Cash funds in transit	670	0,0
Cash equivalents	680	0,0
Total	690	12716,0

Line 070 Column. 4 of Balance sheet Cash funds usage of which is limited	(691)	0,0

VII. Provisions and reserves

Categories of provisions and reserves	Code of line	Balance at the beginning of the year	Increases for reporting year		Used in the reporting year	Reversed used amount in the reporting year	Amount of expected reimbursement of costs by other party taken into account during estimation of security	Balance at the end of the year
			Accrued (created)	Additional deductions				
1	2	3	4	5	6	7	8	9
Provisions for payments of employees vacations	710	12273,0	26582,0	0,0	25225,0	0,0	0,0	13630,0
Provisions of future payments towards additional pension support	720	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Provisions of future payments towards meeting of guarantee obligations	730	180,0	0,0	0,0	180,0	0,0	0,0	0,0

1	2	3	4	5	6	7	8	9
Provisions of future costs towards restructuring	740	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Provisions of future costs connected with fulfillment of obligations under onerous contracts	750	0,0	0,0	0,0	0,0	0,0	0,0	0,0
	760	0,0	0,0	0,0	0,0	0,0	0,0	0,0
	770	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Bad debt reserve	775	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Total	780	12453,0	26582,0	0,0	25405,0	0,0	0,0	13630,0

VIII. Inventories

Name of index	Code of line	Book value at the year end	Revaluation during the year	
			Increase in net seling value*	Discounting
1	2	3	4	5
Raw stuff and materials	800	191098,0	0,0	0,0
Purchased semi-finished products and components	810	18216,0	0,0	0,0
Fuel	820	14456,0	0,0	0,0
Containers and packing materials	830	1613,0	0,0	0,0
Building materials	840	0,0	0,0	0,0
Spare parts	850	42248,0	0,0	0,0
Materials used for agricultural needs	860	0,0	0,0	0,0
Rearers and fatteners	870	0,0	0,0	0,0
Low-value and high-wear articles	880	67716,0	0,0	0,0
Goods-in-process	890	132221,0	0,0	0,0
1	2	3	4	5
Finished products	900	113355,0	0,0	0,0
Goods	910	185,0	0,0	0,0
Total	920	581108,0	0,0	0,0

* Determined by p. 28 of Regulation 9 (Standard) of Accounting "Inventories".

Line 920 column 3	Book value of inventories: reflected at net selling value	(921)	0,0
	transferred for processing	(922)	4048,0
	Pledged	(923)	0,0
	transferred for commission	(924)	53431,0
Assets in responsible storage (off-balance account 02)		(925)	0,0

IX. Accounts receivable

Name of index	Code of line	Total at the end of the year	Incl.that by periods of non-repayment		
			Up to 3 months	From 3 to 6 months	From 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works, services	940	801658,0	799370,0	1079,0	1209,0
Other current accounts receivable	950	28824,0	28824,0	0,0	0,0

Bad accounts receivable written off in the reporting year	(951)	309,0
Lines 930 and 950 column 3 Indebtedness with related parties	(952)	0,0

X. Deficiencies and losses resulting from spoilage of values

Name of index	Code of line	Amount
1	2	4
Deficiencies and losses revealed (written off) for the year	960	277,0
Recognized as debt of persons in fault in the reporting year	970	0,0
Amount of deficiencies and losses, on which final decisions as to persons in fault are not made as at the end of the year (off-balance account 072)	980	131,0

XI. Construction contracts

Name of index	Code of line	Amount
1	2	4
Income under construction contracts for the reporting year	1110	0,0
Debt as at the end of reporting year:		
gross debt of customers	1120	0,0
gross debt to customers	1130	0,0
debt on received advances	1140	0,0
Amount of deferred funds at the year end	1150	0,0
Cost of works fulfilled by subcontractors on outstanding construction contracts	1160	0,0

XII. Profit tax

Name of index	Code of line	Amount
1	2	4
Current profit tax	1210	247149,0
Deferred tax assets: as at the beginning of reporting year	1220	113970,0
as at the end of reporting year	1225	174210,0
Deferred tax liabilities: as at the beginning of reporting year	1230	0,0
as at the end of reporting year	1235	293574,0
Reflected in the Income Statement - Total	1240	186909,0
including: current profit tax	1241	247149,0
decrease (increase) in deferred tax assets	1242	-60240,0
increase (decrease) in deferred tax liabilities	1243	0,0
Reflected in the Equity Capital - Total	1250	293574,0
including: current profit tax	1251	0,0
decrease (increase) in deferred tax assets	1252	0,0
increase (decrease) in deferred tax liabilities	1253	293574,0

XIII. Usage of depreciation charges

Name of index	Code of line	Amount
1	2	4
Accrued during reporting year	1300	210280,0
Used throughout the year - Total	1310	0,0
including: construction of objects	1311	0,0
purchasing (manufacturing) and improvement of fixed assets	1312	210120,0
incl. machines and equipment	1313	0,0
purchasing (creation) of intangible assets	1314	48,0
repayment of loans received for capital investments	1315	0,0
	1316	0,0
	1317	0,0

Director ____________ (Signature) Andriy Mykolayovych Korotkov (Name)

Chief Accountant ____________ (Signature) Iryna Volodymyrivna Sokolova (Name)

Seal

MINUTES № 13
of the general stockholders' meetings of
OPENED JOINT-STOCK COMPANY
"INTERPIPE NIZHNYODNIPROVS'KY TUBE-ROLLING PLANT"

Dnipropetrovs'k . 18 March 2008

Head of the Board of directors Korotkov Mykola Andriyovych welcomes those present in the hall and their representatives.

Head of the Board of directors informs that registration of all stockholders and their representatives, which arrived at general meetings, has been conducted by the registrar of the Company – Limited Liability Company"SigmaReyestr ".

Registrar's representative Zorenko Yevgeniya Ivanivna has read out the Minutes as to the results of stockholders' registration, which arrived at the meeting.

Registration commission has conducted the registration of the participants of the general OJSC «INTERPIPE NTRP».stockholders' meetings

Opening time of registration: 11-40

Closing time of registration: 13-40

Registration of the participants was conducted on the basis of the holders' register of OJSC «INTERPIPE NTRP» registered securities, made up at the time of the regular general stockholders' meetings, held 18th March 2008. Register of the holders of registered securities has been made in 5 parts on 254 pages, stamped, numbered and sealed by the registrar of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT» - Limited Liability Company «Sigma Reyestr».

In accordance with the Company's Statute a total number of votes amounts to 53 885 000.

The number of bought out stocks, which are registered on issuer's personal account and do not participate in voting amounts to 43 815.

Registration commission has resolved as follows:

For participation in general stockholders' meetings with voting authority 76 participants have been registered (stockholders and their representatives), which represent51 820 940 votes, amounting to 96,248% stocks with voting authority.

According to article 41 of the «Company law» of Ukraine, the general stockholders' meetings are legally qualified; the quorum for holding the general meetings is available.

Additional information:

In order to resolve the issues of the agenda, which call for ordinary majority of votes, the necessary number of votes shall amount to 25 910 471.

In order to resolve the issues of the agenda, which call for $^3/_4$ of the total number of registered participants' votes, the necessary number of votes shall amount to 38 865 706.

Head of the Board of directors shall inform the stockholders that the

Meetings are declared to be opened.

In accordance with a proposal of the Head of the board, the members of the counting board shall be submitted for approval. The persons who are proposed to be included in the panel of the counting board shall be as follows:

Bezbakh V.Ya., Boiko V.V., Gryb O.Ya., Doroshenko K.O., Doubich O.G., Kirichenko A.A., Koucherenko O.V., Monina N.O., Nedashkivs'ka L.I., Pikoush I.V., Roublevs'ka T.M., Sapunova I.P., Soroka Yu.I., Staroverova L.G.

Head of the board of directors informs that prior to election of the counting board, the votes which participate in the voting procedure, relating to issues submitted for consideration of the general stockholders' meetings, shall be counted by the Registrar. The issue as to approval of the proposed panel of the counting board, i.e. by blanket ballot is proposed to put to the vote. Other proposals voting procedure have not been received. The Registrar is proposed to start counting the votes as to approval of the proposed panel of the counting board.

The voting procedure has been held.

In order to announce the results of the voting the floor is given to Registrar's representative – Zorenko Yevgeniya Ivanivna.

A decision has been made to:

Approve the proposed panel of the counting board of the general OJSC «INTERPIPE NTRP» stockholders' meetings which includes:

Bezbakh V.Ya., Boiko V.V., Gryb O.Ya., Doroshenko K.O., Doubich O.G., Kirichenko A.A., Koucherenko O.V., Monina N.O., Nedashkivs'ka L.I., Pikoush I.V., Roublevs'ka T.M., Sapunova I.P., Soroka Yu.I., Staroverova L.G.

Results of the voting as per the Minutes of Registration Commission responsible for the votes:

"Pro"	-	51 819 282	votes, amounting to	99,9968	%
"Con"	-	unavailable			
"Abstained"	-	1 645	votes, amounting to	0,0032	%
"Did not participate in voting"	-	13	votes, amounting to	0,0000	%

Decision has been made.

The floor has been given to the member of the counting board Pikoush I.V. in order to read out the Minutes №1 of the general OJSC «INTERPIPE NTRP» stockholders' meetings dated 18 March 2008.

Pikoush I.V.: As per the Minutes №1 of the meetings of the counting board of the general OJSC «INTERPIPE NTRP» stockholders' meetings dated 18 March 2008.

A decision has been made to:

Elect Pikoush Iryna V'yacheslavivna to be the head of the counting board.

Elect Nedashkivs'ka Lyudmyla Ivanivna to be the secretary of the counting board.

Head of the board of directors proposes the elected counting board to proceed to counting the votes by voting for the following issues, which are submitted for consideration of the general stockholders' meetings.

Head of the board of directors proposes to elect Gorb Evgen Vasylyovych to be the head of the general stockholders' meetings. Other proposals have not been received. The issue has been put to the vote. The counting board has been proposed to count the votes.

A decision has been made to:

Elect Gorb Evgen Vasylyovych to be the head of the meetings.

Results of the voting as per the Minutes № 2 of the counting commission responsible for the votes:

"Pro"	-	51 818 065	votes, amounting to	99,9945	%
"Con"	-	unavailable		-	
"Abstained"	-	543	votes, amounting to	0,0010	%
"Did not participate in voting"	-	2 332	votes, amounting to	0,0045	%

Decision has been made.

Gorb E.V. has taken up his duties of the head of the meetings.

In accordance with the proposal of the head of the meetings the issue as to election of the secretary of the meetings and the secretariat shall be put to the vote. Head of the meetings proposes to elect Bondarenko L.G. to be the secretary of the meetings and the secretariat, composed of those persons, which had been proposed by organizing committee: Shtan'ko A.V., Khomenko L.B., Shtanko O.V. Other proposals as to candidacy of the secretary of the meetings and those of the secretariat have not been received. The issue has been put to the vote. The counting board has been proposed to count the votes.

A decision has been made to:

Elect Bondarenko Lyudmyla Grygorivna to be the secretary of the meetings and the secretariat which includes:

- Shtan'ko Anna Valeriyivna;
- Khomenko Larysa Borysivna;
- Shtan'ko Olena Valeriyivna.

Results of the voting as per the Minutes № 3 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Head of the meetings has proposed the elected secretary of the meetings and the secretariat to take their seats assigned for this purpose and take up their duties.

In accordance with proposal of the Head of the meetings the panel of editorial board, proposed by organizing committee which includes the stockholder's representative Golikova N.O. and stockholder Skosareva L.P shall be submitted for approval.

Other proposals as to candidacy of the editorial board have not been received. The issue has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

Elect the editorial board which includes:

- Golikova Nataliya Oleksandrivna;
- Skosareva Lyudmyla Pavlivna.

Results of the voting as per the Minutes № 4 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Head of the meetings has proposed the following procedure for consideration of the issues of the agenda and the time-limit for holding the general stockholders' meetings:

1. Approval of the report of the Company's Board of directors as to the results of business activity for 2007 and approval of the main trends of the Company's activity in 2008 (speaker- the Head o the board of directors - Korotkov Andriy Mykolayovych) – up to 20 minutes.
2. Approval of the report and findings of the Company's Audit Committee as to audit results of the Company's financial and business activity for 2007 (speaker - the head of the general meetings Gorb Evgen Vasylyovych) – up to 10 minutes.
3. Approval of the annual financial reports for 2007 and the results of the Company's financial and business activity in 2007 (speaker - the director for finance and economics Nakhod Oleksandr Ivanovych) – up to 15 minutes.
4. Approval of profit distribution procedure, term and dividend payment procedure (speaker-director for finance and economics- Nakhod Oleksandr Ivanovych) – up to 5 minutes.
5. Approval of the main indices of the Company's financial and business activity as of 2008 (speaker – director for finance and economics- Nakhod Oleksandr Ivanovych) - up to 10 minutes.
6. Approval of the limits as to providing the guarantees under liabilities of third persons in 2008 (speaker - director for finance and economics Nakhod Oleksandr Ivanovych) – up to 5 minutes.
7. Recall and election of the members of the Company's Supervisory board (speaker – head of division for legal and contractual work - Golikova Nataliya Oleksandrivna) – up to 5 minutes.
8. Recall and election of the members of the Company's Audit commission (speaker- member of the Board of directors Akhremenko Vitaly Oleksiyovych) – up to 5 minutes.
9. Recall of the Company's Board of directors (speaker – head of the division for legal and contractual work Golikova Nataliya Oleksandrivna) – up to 5 minutes.
10. Increase of the amount of the Company's statutory capital by means of increase in a number of stocks at par value on account of additional fees (speaker - director for finance and economics Nakhod Oleksandr Ivanovych) – up to 5 minutes.
11. Closed (private) floatation of stocks and approval of the Minutes as to closed (private) floatation of stocks. Approval of others investors' listing, amongst which the floatation of stocks is specified, on which the decision for their floatation has been made. Determination of an authorized body and persons and giving them the relevant authorities with closed (private) floatation of stocks (speaker director for finance and economics - Nakhod Oleksandr Ivanovych) – up to 15 minutes.

Authorize the head of the meetings Gorb E.V. to familiarize the participants of the meetings with the report and findings of Audit commission on the basis of declaration received from the head of Audit commission Zhitchenko Valentina Volodymyrovycha, who cannot be personally present at these stockholders' meetings in view of the loss of his close relative.

Time limit of the speakers in debatesup to 3 minutes.

Meetings shall be held without break.
Questions to speakers and proposals shall be submitted to secretariat in writing.

Other proposals as to procedure for reviewing the issues of the agenda and the time-limit for holding the general stockholders' meetings have not been received.

The proposals of the Head of the meetings as to review of the issues of the agenda and the time-limit for holding the general stockholders' meetings have been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

Approve the proposed procedure for reviewing the issues of the agenda and the time-limit for holding the general OJSC «INTERPIPE NTRP» stockholders' meetings

Results of the voting as per the Minutes № 5 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Decision-making on procedural issues has been finished, proceeded to review the issues of the agenda of the general stockholders' meetings.

I. From the first issue of the agenda

LISTENED TO:

Report of the head of the Board of directors Korotkov A.M. concerning the statement of the Company's Board as to results of business activity for 2007 and approval of the main trends of the Company's activity in 2008.

Head of the meetings has proposed the draft decision. Other draft decisions or amendments to it, read out by the Head of the meetings, for this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

1. Approve the report of the Company's Board as to results of the Company's business activity for 2007.
2. Approve the main trends of the Company's activity in 2008.

Results of the voting as per the Minutes № 6 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

II. From the second issue of the agenda

LISTENED TO:

The Head of the meetings Gorb E.V., who familiarized the participants of the meetings with the report and findings of Audit commission as to audit results of the company's financial and business activity.

Head of the meetings has proposed the draft decision for this issue. Other draft decisions or amendments to it, read out by the Head of the meetings, for this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

Approve the report and findings of the Company's Audit commission as to audit results of the Company's financial and business activity for 2007.

Results of the voting as per the Minutes № 7 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

III . From the third issue of the agenda
LISTENED TO:

Report of the director for finance and economics Nakhod O.I. as to annual financial reporting for 2007, results of the Company's financial and business activity in 2007.

Head of the meetings has proposed the draft decision for this issue. Other draft decisions or amendments to it, read out by the head of the meetings, concerning this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

1. Approve the annual financial reporting for 2007.
2. Approve the results of the Company's financial and business activity in 2007.

Results of the voting as per the Minutes № 8 of the counting commission responsible for the votes:

"Pro"	-	51 815 038	votes, amounting to	99,9886	%
"Con"	-	1 878	votes, amounting to	0,0036	%
"Abstained"	-	4 011	votes, amounting to	0,0077	%
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

IV. From the fourth issue of the agenda
LISTENED TO:

Report of the director for finance and economics Nakhod O.I. as to profit distribution procedure, time limit and dividend payment procedure.

Speaker of the meetings has proposed the draft decision for this issue. Other draft decisions or amendments to it, read out by the speaker, for this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

1. Do not distribute net income earned for results of financial and business activity in 2007.
2. Allocations to reserve (insurance) fund shall not be made in connection with the fact that at the time when the stockholders' meetings were held, the Company's reserve (insurance) fund, formed at the rate that exceeds the amount of it specified by the law.
3. Do not approve the deadline and dividend payment procedure in connection with the fact that income to payment fund with participants (dividends) shall not be distributed.

Results of the voting as per the Minutes № 9 of the counting commission responsible for the votes:

"Pro"	-	51 563 296	votes, amounting to	99,5228	%
"Con"	-	12 050	votes, amounting to	0,0233	
"Abstained"	-	245 581	votes, amounting to	0,4738	%
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

V. From the fifth issue of the agenda
LISTENED TO:

Report of the director for finance and economics Nakhod O.I. as to the main trends of the Company's financial and business activity as of 2008.

Speaker of the meetings for this issue. Other draft decisions or amendments to it, read out by the speaker, for this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to (fifth issue of the agenda):

Approve the main trends of the Company's financial and business activity (planned budget) as of 2008:

- net income(earnings) from sales of products - 5 800 million UAH
- cost value of products sold - 4 600 million UAH
- net profit not less than - 600 million UAH

Results of the voting as per the Minutes № 10 of the counting commission responsible for the votes:

"Pro"	-	51 817 078	votes, amounting to	99,9925	%
"Con"	-	981	votes, amounting to	0,0019	%
"Abstained"	-	2 868	votes, amounting to	0,0055	%
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

VI. From the sixth issue of the agenda
LISTENED TO:

Report Nakhod O.I. as to approval of the limits which specify providing guarantees by the company concerning the duties of third persons in 2008.

The speaker has proposed the draft decisions for this issue.

Other draft decisions or amendments to it, read out by the speaker for this issue of the agenda have not been received. The draft decision proposed by the speaker has been put to the vote and counting commission has been proposed to count the votes.

It has been made a decision:

1. Approve the limit as to providing guarantees by the Company in 2008 under liabilities of the third persons at the rate which is equivalent to 1 350 000 000 (one billion three hundred and fifty million) US dollars.

2. Approve that the above mentioned limit, shall be used exceptionally for guarantees, which are provided by the Company in 2008, as well as under the guarantee, which can be valid in 2008.

When calculating the used limit as to providing the guarantees by the Company in 2008, the guarantees, provided by the Company before the date of the general meetings (18 March 2008).should not be taken into consideration

3. Guarantees with compliance of the limit specified can be provided as liabilities for the following companies (persons):

- «INTERPIPE UKRAINA»LTD
- «INTERPIPE MANAGEMENT» LTD
- «INTERPIPE NIKO TUBE»LTD.
- OJSC «INTERPIPE NMPP»;
- «Dniprostahl» LTD.
- INTERPIPE LIMITED;
- STEEL.ONE LIMITED;
- INTERPIPE EUROPE S.A.;
- KLW Wheelco S.A;
- INTERPIPE M.E FZE;
- «INTERPIPE KAZAKHSTAN» LTD.
- «INTERPIPE -M». LTD.

Results of the voting as per the Minutes № 11 of the counting commission responsible for the votes:

"Pro"	-	51 593 365	votes, amounting to	99,5608	%
"Con"	-	100 000	votes, amounting to	0,1930	%
"Abstained"	-	127 562	votes, amounting to	0,2461	%
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

VII. From seventh issue of the agenda
LISTENED TO:
SpeechGolikova N.A. as to recall

The speaker has proposed the draft decisions for this issue.

Head of the meetings has proposed to vote using the list for recall of the members of Supervisory board, elections of nominee candidates to be appointed as members of Supervisory board – for each candidacy individually.

Other proposals for draft decisions and the voting procedure have not been received concerning each issue of the agenda by the secretariat,

Draft decisions have been put to the vote.

The counting commission has been proposed to count the votes.

A decision has been made to:

1.Recall the following members :

- stockholder Korotkova Olga Mykolayivna;
- joint-stock company "RAMELTON HOLDINGS LIMITED" which has changed its name for "INTERPIPE LIMITED" represented by Troyan Mikhailo Mykhailovych;
- Joint-stock company LTD. "Investment company "Kredit-Dnipro-Invest" represented by Bel'dyushkin Kostyantyn Oleksiyovych;

Voting by recall of the members of Supervisory board .

Results of the voting as per the Minutes № 12 of the counting commission responsible for the votes:

"Pro"	-	51 819 267	votes, amounting to	99,9968	%
"Con"	-	unavailable		-	
"Abstained"	-	616	votes, amounting to	0,0012	%
"Did not participate in voting"	-	1 057	votes, amounting to	0,0020	%

Decision has been made.

2. Elect the following stockholders to be the members of Supervisory board:

- stockholder Chernyavs'ky Olexandr Gennadiyovych;
- Joint-stock company "INTERPIPE LIMITED" represented by Khraibe Fadi Zeynovych;
- Joint-stock company LTD. "Investment company "Credit-Dnipro-Invest" represented by Rittner Frank;

Voting for election of the members of Supervisory board for each nominee candidate individually.

The result of voting in accordance with the Minutes № 12 of the meeting of counting commission responsible for counting the votes:

Voting for election of the members of Supervisory board - stockholder Chernyavs'ky Oleksandr Gennadiyovych:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Voting for election of the members of Supervisory board - Joint-stock company "INTERPIPE LIMITED" represented by Khraibe Fadi Zeynovych:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Voting for election of the members of Supervisory board – stockholder Llimited partnership "Investment Company "Credit-Dnipro-Invest" represented by Rittner Frank:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

VIII. From the eight issue of the agenda:
LISTENED TO:

Speech of the member of the board of directors Akhremenko Vitaly Oleksiyovych as to recall and election of the members of the Company's Audit commission

Speaker has proposed the draft decisions for this issue.

Head of the meetings has proposed to vote at first for recall of the member of Audit commission, and then after having received the results of voting for recalls, conduct the voting for election of nominee candidate to be appointed as the member of Audit commission.

Other draft decisions and for this issue and the voting procedure of the agenda have not been received by the secretariat

The proposed draft decisions have been put to the vote.

The counting commission has been proposed to count the votes

A decision has been made to:

1. Recall the following members from the panel of Audit commission:

- stockholder Bukatina Yuliya Anatolyiivna.

Result s of the voting as per the Minutes № 13 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

2. Elect the following stockholder to be the member of Audit commission:

- stockholder Bochanovs'ka Zhanna V'yacheslavivna.

Results of the voting as per the Minutes № 13 of the Counting commission responsible for the votes

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

IX. From the tenth issue of the agenda

LISTENED TO:

Speech of the head of division for legal and contractual work as to recall and election of the members of the Company's Board.

Speaker has proposed the draft decisions for this issue.

Head of the meetings has proposed to vote at first for recalls of the member of the Board, and then after having received the results of voting for recall, conduct the voting for election of nominee candidate to members of the Board.

Other draft decisions and the voting procedure for this issue of the agenda have not been received by the secretariat

The proposed draft decisions have been put to the vote.

Counting commission has been proposed to count the votes.

A decision has been made to:

1.Recall from the panel of the Board:

- Kopayev Evgen Mykhailovych.

Results of the voting as per the Minutes № 14 of the Counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

2. Elect the member to the panel of the Board:

- Kisil Volodymyr Kostyantynovych.

Results of the voting as per the Minutes №14/1 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

X. From the tenth issue of the agenda

LISTENED TO:

Speech of the director for finance and economics Nakhod O.I. concerning the increase of the amount of the Company's statutory capital through increase in a number of stocks of the existing nominal value on account of additional fees.

Speaker has proposed the draft decisions for this issue.

Other draft decisions or amendments to it, read out by the speaker, for this issue of the agenda have not been received. The draft decisions proposed by the speaker have been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

Increase the statutory (aggregate) capital of OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT" to 86 528 750,00 UAH. (eighty six million five hundred twenty eight thousand seven hundred and fifty hryvnya 00 kopecks) through increasing the number of stocks of the existing nominal value on account of additional fees, and issue additionally the Company's stocks in quantitative terms of 346 115 000 (three hundred forty six million and one hundred fifteen thousand) of the current nominal value of each stock with the same value 0,25 UAH (zero hryvnya 25 kopecks) in order to attract investments for further technical development of the Company and replenishment of turnover funds.

Results of the voting as per the Minutes № 15 of the counting commission responsible for the votes

"Pro"	-	51 820 741	votes, amounting to	99,9996	%
"Con"	-	186	votes, amounting to	0,00039	%
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

XI. From the eleventh issue of the agenda
LISTENED TO:

Speech of the director for finance and economics Nakhod O.I. as to closed (private) floatation of stocks and approval of the Minutes of the meeting on closed (private) floatation of stocks. Approval of other investors' list, among which the floatation of stocks is specified, on which a decision for their floatation has been made. Determination of an authorized body and persons as well as granting them the relevant authorities to ensure the closed (private) floatation of stocks»

Speaker has proposed the draft decisions for this issue.

Other draft decisions or amendments to it for this issue of the agenda, read out by the speaker, have not been received. Draft decision proposed by the speaker has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

1. The stocks, on which a decision has been made for their floatation, shall be placed by means of private floatation among persons, which are the stockholders as of the date of commencement of the stock floatation of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT».

2. Do not permit the stock floatation, on which a decision has been made for their floatation among persons, as of the date of commencement of exercising one's preemptive right by the stockholders for purchase of stocks, on which a decision has been made for their floatation, shall not be the stockholders of JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT».

3. Determine an Authorized body of the Company for floatation of stocks – Board of JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT Grant an Authorized body the following authorities:

- approve the results of exercising by stockholders their preemptive right for purchase of stocks offered for floatation;
- approve the results of closed (private) floatation of stocks and reporting for the results of closed (private) floatation of stocks;
- decision making in relation to pre-term expiry date of the closed (private) floatation of stocks (in case the scheduled amount of stocks will be placed ahead of time);
- decision making as to introduction in the Minutes a resolution on closed (private) floatation of stocks (Attachment № 1 to the Minutes of the General stockholders' meetings of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT dated 18.03.2008) changes, relating to commencement and terms of the stock floatation (in case of failure to place the stocks at the time, specified in the decision);
- making decisions as to refusal to place the stocks and the return of money, paid for the stocks;
- in case if it is necessary to make a decision on the issues, relating to closed floatation of stocks held by OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT

The body authorized to place the stocks of the company for exercising authority shall be entitled to attract other governing bodies of the company, namely: Company's Supervisory board, officials, employees, as well as the Registrar of the Company.

4. Determine the persons of the Company authorized to place the stocks:

- Head of the company's board of directors Korotkov Andriy Mykolayovych;
- member of the Board of directors, director for finance and economics Nakhod Oleksandr Ivanovych.

Authorized persons shall grant the following authority in order to:

- personally inform the stockholders of decisions made by the general stockholders' meetings of the company;
- receive applications from stockholders for purchase of stocks;
- take measures to ensure exercising of the stockholders' preemptive right for purchase of

stocks, in accordance with which a decision for their floatation has been made;

- take measures in order to ensure the closed (private) floatation of stocks.

Persons of the company authorized to place the stocks shall be entitled to act either in common or individually. All the documents (legally qualified), which are made (issued, received) by the persons authorized for stock floatation, can be signed by either authorized person. Only in this case they are valid.

Persons authorized to exercise their authority shall be entitled to involve other bodies of the Company, namely: the Company's Supervisory board, officials and employees, as well as the Registrar of the Company.

5..Furnishing of written confirmation by the Company stockholders as to refusal to exercise their preemptive right, after all the stockholders have been personally informed by Authorized persons of the decisions made by these general stockholders' meetings, which are not specified by the terms of floatation.

6. Exercising by the stockholders their preemptive right for purchase of stocks on which a decision has been made as to floatation as well as the closed (private) floatation of stocks (ATTACHMENT №1 to the Minutes of the stockholders' general meetings of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT» dated 18.03.2008).

7. Approve the Minutes of the decision as to closed (private) floatation of stocks using the separate Attachment (Attachment №1 to the Minutes of the stockholders' meetings of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT» dated 18.03.2008).

Results of the voting as per the Minutes №16 of the counting commission responsible for the votes

"Pro"	-	51 820 841	votes, amounting to	99,9998	%
"Con"	-	86	votes, amounting to	0,00019	%
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made

Head of the meetings has given the floor to director for finance and economics Nakhod O.I.in order to reply the written questions of participants of the meetings

Head of the meetings Gorb E.V. has addressed the participants of the meetings with questions

Is everyone satisfied with the answers to your questions? Yes.

Have you got any remarks as to procedures of the meetings? No.

Thanks for your work.

GENERAL STOCKHOLDERS' MEETINGS OF OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT

IS DECLARED TO BE CLOSED

Head of the meetings	(signature)	E.V. Gorb
Secretary of the meetings	(signature)	L.G. Bondarenko

Seal

Attachment №1 to Minutes № 13 of the general stockholders' meetings of OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT" dated 18.03.2008

MINUTES OF RESOLUTION
as to closed (private) floatation of stocks of OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT"

Dnipropetrovs'k 18 March 2008

In accordance with " trading companies" , "securities and stock market" Acts of Ukraine, a decision has been made on closed(private) floatation of stocks of the current nominal value of OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYDNIPROVS'KY TUBE-ROLLING PLANT" (hereinafter referred to as – the Company), which are issued additionally.

Total number of stockholders at the time of holding the meetings, the type and the number of stocks, held by them:

Total number of stockholders as of 18 March 2008 amounts to 4 928 persons, which hold 53 841 185 (fifty three million eight hundred forty-one thousand and one hundred eighty five) common, registered documentary stocks, with nominal value 0,25 UAH (zero Hryvnya twenty five kopecks) each.

43 815 (forty three thousand and eight hundred fifteen) common, registered stocks of the company have been bought out by the Issuer.

Number of stockholders, which participate in the meetings, type and the number of stocks held by them:

76 stockholders and their representatives, which hold 51 820 940 common, registered stocks (votes), amounting to 96,248% of the total number of votes shall be allowed for participation in general stockholders' meetings of the Company on 18.03.2008

Issuer's name and its location

Full issuer's name

OPENED JOINT-STOCK COMPANY
"INTERPIPE NYZHNYDNIPROVS'KY TUBE-ROLLING PLANT"

Short issuer's name

JSC "INTERPIPE NTRP"

Code according to EDRPOU 05393116

Issuer's location

Stoletova Str, 21, Dnipropetrovs'k, Ukraine, 49081.

Communication facilities:

tel. 8 (0562) 35-91-63; 35-83-49
fax. 8 (0562) 35-91-63
e-mail: info@ntrp.interpipe.biz
WWW: www.interpipe.biz

Amount of the Company's statutory (aggregate) capital:

At the time of holding the meetings, the Company's statutory (aggregate) capital amounts to 13 471 250 (thirteen million four hundred seventy one thousand and two hundred fifty) hryvnya, divided into 53 885 000 (fifty three million eight hundred and eighty five thousand) common, registered documentary stocks, with nominal value 0,25 hryvnya. each.

Statutory (aggregate) capital, fully paid, the state portion is absent.

Objectives and subject of the Company's activity:

The main objective of the Company's activity shall be organization of effective trading activity for profit earning.

The subject of the Company's activity shall be:

- production and sales of steel, metal pipes, solid-rolled wheels, ring-type items and tyres, other industrial products, including the customer's own take-back feedstock;
- production and sales of commodities;
- making scientific research, scientific and technical developments and their implementation in production;
- development, manufacture, installation, repairs, start-and-adjustment works and maintenance of nonstandard equipment;
- production, maintenance and sales of software products;

- performance of design, engineering, experimental, working, computing operations in different areas;
- manufacture of agricultural products;
- trade and procurement, marketing and exchange activities;
- commission trade, consignment services, storage services;
- production of thermal energy, its transportation via backbone and local (distribution) heat networks and supply of thermal energy;
- power supply and power transfer;
- supply and transfer of natural gas under adjustable tariffs;
- centralized water supply and sewerage system;
- building industry (research and design works for construction, erection of load-bearing and filler structures, building and installation of engineering and transportation networks);
- rendering services of fixed telephone communication with technical maintenance and operation of telecommunications networks;
- rendering of installation services, technical maintenance of fire-protection outfit and heating systems;
- collection, stockpiling of separate types of waste as secondary raw materials;
- rendering of different services for population and enterprises, including housing & municipal, medical, consulting, expert and legal services;
- medical practice;
- wholesale and retail trade of medicines;
- wholesale and retail trading
- rendering of different everyday services for population;
- realization of training, retraining and extension of employees' and specialists' qualification;
- realization of domestic and international passenger transportations and cargoes by motor, railway and other kinds of transport, rendering of forwarding services;
- collection of solid industrial waste, which contain precious metals and gems and their waste;
- rendering of services for property protection, protection of the Company's property and access control by departmental security охороною, armed with rifled army firearms;
- production, wholesale and retail sales of ready-mixed concrete, solutions, reinforced concrete products and structures;
- manufacture and sales of personal protection equipment;
- tour operator and travel agent's activity;
- rendering of educational services in the area of non-school education;
- collection, stockpiling, utilization, metallurgical reprocessing, transportation, sales of ferrous and nonferrous scrap metal;
- engineering research, design works, engineering works in building industry;
- rendering of services for third-party organizations and enterprises in the area of technical and working expertise, metrological provision, quality control of products and work processes;
- development, production, manufacture, storage, transportation, purchase, forwarding, importation, exportation, distribution, liquidation of drugs, psychotropic substances and precursors;
- rendering of paid services for training in courses and circles
- implementation of cultural and educational activity, rendering of paid services to carry out cultural and public measures;
- therapeutic physical training and sports activity: organization and sports training of professionals and amateurs; the activity for preparation of sportsmen before any sports competitions, recognized in Ukraine.

The Company is engaged in all kinds of activity, which calls for licensing or special authorization only after the license has been obtained or special permit for these kinds of activity.

The Company pursues foreign economic relations activity as an entity of foreign economic relations activity within its purpose and the scope. The company is entitled to perform all export-import operations provided for by the law of Ukraine, as well as make up sales contracts on foreign economic relations activity, supplies, commodities exchange, operations with customer's won take-back feedstock, intermediary, commission, consignment operations, rendering of services and performance of works, storage, transportation, lease and others.

Appointment of the Company officials:

The Company officials are: the head and the members of the Company Supervisory board; head and the members of the company Board of directors; head of audit commission and the chief accountant.

Supervisory board is a collegiate body, represents the interests of stockholders during the break between general meetings, controls and regulates activity of the Board.

Supervisory board shall include:

- Kirichko Oleksandr Ivanovych – head of the Supervisory board;
- Marina Oksana Yuriyivna – deputy head of the Supervisory board;

- Esaulov Gennady Oleksandrovych – member of the Supervisory board;
- Morozov Denys Volodymyrovych – member of the Supervisory board;
- Rittner Frank - member of the Supervisory board;
- Chernyavs'ky Oleksandr Gennadiyovych – member of the Supervisory board;
- Khraibe Fadi Zeynovych – member of the Supervisory board.

Executive body of the Company, which governs its current activity, shall be the Board of directors. The Board of directors includes:

- Korotkov Andriy Mykolayovych – Head of the Board;
- Pol's'ky Georgy Mykolayovych – deputy head of the Board;
- Akhremenko Vitaly Oleksiyovych – member of the Board;
- Besednov Sergiy Victorovych – member of the Board ;
- Gorb Evgen Vasylyovych – member of the Board;
- Kisil Volodymyr kostyantynovych – member of the Board;
- Kozlovs'ky Al'fred Ivanovych – member of the Board;
- Nakhod Oleksandr Ivanovych – member of the Board;
- Sokolova Iryna Volodymyrivna – member of the Board;
- Kosoryga Inna Volodymyrivna – member of the Board;
- Potemkin Oleg Victorovych - member of the Board..

Audit of the Company's financial and economic activity, its enterprise, branches and representative offices shall be conducted by Audit commission. The head of audit commission shall be Zhitchenko Valentin Volodymyrovych.

Chief accountant of the Company shall be – Sokolova Iryna Volodymyrivna.

Floatation of earlier issued securities:

The first issue of stocks amounting to 21 554 000 (twenty one million five hundred and fifty four thousand) common, registered stocks with nominal value 0,25 hryvnya each and the total amount of 5 388 500 (five million three hundred eighty eight thousand and five hundred) hryvnya, the documentary form of issue, the certificate indicating the state registration of securities was issued by the Ministry of Finance of Ukraine dated 4 January 1995 № 2/1/95. In accordance with requirements of the State commission for securities and stock market (hereinafter called as – SCSSM) as to bringing the forms for issue of securities into conformity with current legislation, issue of stocks was re-registered and the Certificate for registration of securities № 142/04/1/98 was received dated 16 July 1998, issued by Dnipropetrovs'k territorial department of the State commission for securities and stock market.

Other issue of stocks amounting to 32 331 000 (thirty two million three hundred and thirty-one thousand) common, registered stocks, with nominal value 0,25 hryvnya each, and the total amount of 8 082 750 (eight million eighty two thousand and seven hundred fifty) hryvnya, documentary form of issue, certificate that indicates registration of securities, issued by the State commission for securities and stock market on18 March 2001 № 164/1/01.

Purpose of additional issue and floatation of stocks

Attraction of investments for further technical development of the Company and replenishment of floating funds.

Funds at the rate of 86 528 750 (eighty six million five hundred twenty eight thousand and seven hundred fifty) hryvnya, which are scheduled to be attracted from floatation of 346 115 000 (three hundred forty-six million and one-hundred fifteen thousand) common, registered stocks with nominal value 0,25 hryvnya., will be used for further technical development of the Company (80%) and replenishment of floating funds (20%).

Total nominal value of stocks, which is scheduled to be placed:

Total nominal value of stocks, which is scheduled to be placed, amounts to 86 528 750 (eighty six million five hundred twenty eight thousand and seven hundred fifty) hryvnya.

Determination of the type and the number of stocks, which is scheduled to be placed:

346 115 000 (three hundred forty-six million and one-hundred fifteen thousand) common, registered stocks is scheduled to be placed.

Nominal value of stock:

Nominal value of one stock shall be - 0,25 hryvnya.

Form of stocks:

Form of stocks – documentary, with issuing of the stock certificate for each stockholder with total nominal value of stocks held by him

Number and percentage of stockholders' votes, which make decisions on stock floatation:

In the voting procedure concerning the decision made on closed (private) floatation of stocks. Determination of authorized body and the persons by granting them the relevant authorities in order to ensure a closed (private) floatation of stocks, approval of the list of other investors, among which the stock floatation is specified, on which a decision for floatation has been made. Approval of the Minutes of resolution on closed (private) floatation of stocks.

In the voting participated – 51 820 940 votes that is equivalent to 100 % votes of stockholders being present at the meetings:

"Pro" - 51 820 841 votes, that amounts to 99,9998 percent from total amount of those present at the poll.

"Con" – 86 votes, that amounts to 0,00019 percent from total amount of those present at the poll.

"Abstained" – not available

"Did not participate in voting" – 13 votes, that amounts to 0,00001 percent from total amount of those present at the poll.

Voting procedure:

Voting at general meetings shall be conducted using an open method, by show of cards.

Voting at general meetings shall be conducted by principle: one stock – one vote.

Term and dividend payment procedure as per the Company Statute:

General stockholders' meetings of the Company determine the amount, terms and the dividend payment procedure. Dividends for stocks shall be paid to stockholders according to the results of calendar year one time a year, proportionally to the number of stocks, held by them, within the amount approved by the general meetings.

The Company shall not be entitled to declare and pay the dividends:

- until all statute (aggregate) capital has been paid;
- in case of reduction of the net assets value to such amount, which is less than the amount of statute (aggregate) capital and reserve (insurance) fund;
- in other cases, specified by the law.

The right to obtain the portion of the profit (dividends), proportional to a portion in statute (aggregate) capital of the Company, can be entitled to persons, who are the stockholders of the Company in the beginning of the term when the dividends are paid.

Dividends shall be paid to legal persons by transfer of funds to their accounts or any other way in accordance with resolution of the general stockholders' meetings. Dividends can be paid to physical persons by transfer of funds to their accounts through the Company's savings-bank, or any other way, specified by resolution of the general stockholders' meetings.

Dividends which have not been received shall be deposited.

Term and procedure for obtaining a written confirmation by the Company's authorized person as to refusal of stockholders to implement their preemptive right (in case if it is specified by the terms of floatation)

The terms of closed (private) floatation of the company stocks do not specify the acceptance of written confirmations from stockholders as to refusal to use their preemptive right for purchase of stocks, which are offered for closed (private) floatation.

Detailed description of the stock floatation procedure and their payment, the terms of the stock owner's refusal to use his preemptive right for purchase of stocks, the terms and procedure for receipt by the Company's authorized persons a written confirmation as to refusal from stockholders.

346 115 000 (three hundred forty six million and one hundred fifteen thousand) common, registered stocks of the Company shall be offered for floatation.

The stocks, on which a decision for their floatation has been made, shall be placed inclusively among the Company's stockholders (in accordance with the Register at the time of commencement of closed (private) floatation.

Among investors which are not the stockholders of JSC "INTERPIPE NTRP» (in accordance with the Register at the time of commencement of the stage for exercising by the stockholders their preemptive right for purchase of stocks), the stocks on which a decision for their floatation has been made, shall not be placed. The stocks shall be placed by the nominal value.

The stocks shall be placed through making the Contract for purchase and sales of stocks –with the first holder (stockholder, who directly receives the stocks in issuer's possession).

Closed (private) floatation of stocks shall be conducted in accordance with the Company's location: Stoletova Str. 21, Dnipropetrovs'k, 49081, Ukraine. Telephone for enquiries: (0562) 35-91-63

Closed (private) floatation of stocks shall be conducted by two stages:

At the first stage of closed (private) floatation of stocks the stockholders' preemptive right for purchase of stocks shall be exercised, specified before their floatation, in quantitative terms, proportional to its portion in statute (aggregate) capital of the Company at the time of commencement of the first stage, i.e. as of 19.05.2008.

All the Company's stockholders during the first stage shall have an equal preemptive right to purchase the stocks, specified before floatation, in quantitative terms proportional to their portion in statute (aggregate) capital at the time of commencement of the first stage.

In order to exercise one's preemptive right for purchase of stocks, specified for floatation, in quantitative terms, proportional to stockholders' portion in statute (aggregate) capital of the Company at the time of commencement of the first stage within the first stage of closed (private) floatation of stocks an

application shall be presented, the contract for purchase and sales of stock be made and not later than the last day of the first stage 100% payment of the stock value shall be effected, which the stock holder wishes to purchase under the contract.

Proportional quantity of stocks shall be calculated as the number of stocks, proportional to stockholder's portion in statute (aggregate) capital at the time of commencement of the first stage, calculated from the total number of stocks, offered for floatation. At the first stage a stockholder may present several applications, but the total number of stocks, he wishes to purchase, including all applications from one stockholder should not exceed the total number, proportional to stockholder's portion in statute (aggregate) capital of the Company at the time of commencement of the stage for exercising one's preemptive right.

Holding of stock which is bought by the stockholder at the time of exercising his preemptive right, in case if it is not an integral number, shall be rounded off to it in accordance with the rules of arithmetic.

Application which allows the stockholder to exercise his preemptive right for appropriate number of stocks shall be made and considered at the time of the stage when the stockholders exercise their preemptive right.

Presentation of written confirmations by the Company's stockholders as to refusal to use their preemptive right shall not be specified by the terms of floatation.

The fact of the stockholder's failure to present both an application with intention to purchase the stocks, and an application as to refusal to purchase them (i.e. use of one's preemptive right) prior to expiry of the stage for stock floatation shall be considered to be the stockholders' refusal to purchase the stocks.

Term of holding the first stage of floatation shall amount to 15 calendar days and be valid from 19 March 2008 to 02 June 2008 inclusively.

From the date, following the date of expiry of the stockholders' preemptive right for purchase of stocks, specified for their floatation (i.e. – the date of expiry of the first stage of floatation), upon stockholder's request the Company's authorized person for stock floatation furnishes information as to the number of stocks, sold within this period..

The stocks, which have not been placed at the first stage of closed (private) floatation shall be subject to floatation at the second stage within declared floatation of 346 115 000 (three hundred forty six million one hundred fifteen thousand) common, registered stocks.

At the second stage the closed (private) floatation of stocks shall be carried out, which are left unsold after preemptive right have been exercised by the stockholders for purchase of stocks for existing stockholders of the Company in a quantity, that exceeds the number of stocks for which the stockholder has exercised his preemptive right.

During the second stage of closed (private) floatation of stocks, the first holder shall present an application, make a contract for purchase and sales of stocks and make 100% payment of stocks at the cost of nominal value not later than the last day of the second stage.

Applications for purchase of stocks during the second stage of closed (private) floatation shall be considered in accordance with procedure of their receipt in conformity with the period, specified by this stage of floatation.

Applications for participation in the second stage, received from the stockholders before the date of the second stage of closed (private) floatation of stocks, shall not be considered.

There are no advantages (under different conditions) of some stockholders over the others for purchase of stocks at the second stage of close (private) floatation.

Since this decision does not specify the possibility of going beyond the declared floatation of 346 115 000 (three hundred forty six million and one hundred fifteen thousand) common, registered stocks, all applications, which are going to be received at the second stage of floatation, shall be considered only within the number of stocks, left after preemptive right has been exercised by the stockholders at the first stage of floatation and does not exceed the amount of the declared closed (private) floatation of stocks. I.e., an Authorized person of the Company for floatation of stocks does not satisfy the stockholders' applications, received at the second stage of floatation after the amount of declared additional floatation of stocks has been exhausted by preceding applicants.

The stockholder's application for purchase of stocks that partly goes beyond the acceptable amount of stock floatation shall be subject to satisfaction within the declared amount of closed (private) floatation of stocks.

The second stage of floatation shall commence the following day after expiry period of the first stage.

Period of the second stage of floatation shall amount to 3 working days and be valid from 3 June 2008 to 5 June 2008 inclusively.

Closed (private) floatation of stocks shall be organized and carried out by the Company's Authorized persons for floatation of stocks.

Location of the Company's Authorized persons for floatation of stocks shall be in accordance with the Company's location.

The stockholders who wish to purchase the stocks (during the first or the second stage of floatation), shall present an Authorized person for floatation of stocks the relevant application.

The application shall state:

- for physical persons: last name, patronymic; individual tax number; details of the document, that certifies the person (passport); place of residence (registration); address for postal notifications (if available); telephone numbers and other communication facilities; bank details (if available); the number of stocks, a person wishes to buy; the number of stocks, which is held by the person at the time of commencement of the first stage of floatation; the date of application;

- for legal persons: full name; identification code as per USCRU-Uniform State Companies' Register of Ukraine (for nonresidents – identification code with certificate of registration or the details of extract from bank/trade/court register or registration certificate), as well as the country of registration; location; address for postal notifications (if available); telephone numbers and other communication facilities; bank details; number of stocks, a person wishes to buy; number of stocks, which is held by the person at the time of commencement of the first stage of floatation; date of application.

The application shall be such one, which has been submitted in time, if it has been submitted within the period of the relevant stage of floatation.

Application shall be received on the following days:

Monday-Friday from 9 to 16-00, break from 12.00 to 13.00

Saturday-Sunday from 11-00 to 14-00

On 3 June 2008 the working hours for reception of applications shall be set from 14-00 to17-00.

Applications for purchase of stocks shall be submitted personally by the stockholder (his representative).

Applications for purchase of stocks, on which a decision has been made for their floatation, shall be registered in a Register of stock floatation, which is maintained by Authorized person for floatation of stocks (or persons under the relevant power of attorney, issued by the Company's Authorized person for floatation of stocks), in accordance with the date and the time for receipt of application regarding which the relevant mark is put in an application, which is certified by the stockholder's signatures (his representative) and authorized person for floatation of stocks.

Applications for purchase of stocks, received by authorized person for floatation of stocks in whatsoever manner other than submitted personally by the stockholder (his representative), as well as applications, presented beyond the specified period of time , shall not be considered and not registered in the Register of stock floatation.

All applications shall be considered in accordance with the order of priority as they are received. For each stage of floatation the stockholder shall present a separate application within the relevant stage.

At the same time with application, the persons (physical or legal persons), who wish to purchase the stocks, should present for consideration by the Company's Authorized person for floatation of stocks (or the persons under the relevant power of attorney, issued by the Company's Authorized person for floatation of stocks), who keeps record of floatation distribution, a questionnaire of the relevant sample, the form of which is specified by the «Regulations on procedure of maintaining a register of securities' holders», approved by Resolution of SCSSM №1000 dated 17.10.2006, and physical persons should present the copies of document, that certify the person (passport) and the certificate issued by the body of state tax administration, the assignment of taxpayer's identification number to physical person (for residents).

Legal person, apart from questionnaire, should present for consideration by the Company's Authorized person for floatation of stocks (or the persons under the relevant power of attorney, issued by the person authorized for floatation of stocks), such documents as the:

- copy of certificate indicating the state registration (re-registration), certified by this legal person;

- copy of statute, certified by the notary's office or the body of legal person's state registration. The copy of statute shall be presented for determination of officials, which are entitled to act on behalf of the legal person without power of attorney. Instead of the copy of statute an extract from statute, certified by the stamp of the legal person with relevant articles can be presented;

- copy of the document, which certifies the appointment of the persons, who are entitled to act on legal person's behalf without power of attorney, certified by the stamp of the legal person;

- certificate from the bank as to opening of (current) account.

Application from physical person shall be signed either personally or by authorized representative of the physical person. In case an application is submitted for consideration by the stockholder's representative, the documents which confirm authority of such representative in accordance with current legislation shall be attached to application,

Application from legal person shall be signed by the manager or the person authorized by him.

An extract from the Statute in the part of manager's authorities and the Order of appointment him as the manager of the Company, institution and organization confirms the manager's authorities.

Should an application presented and other documents mandatory for presentation conform to requirements specified by this decision, the Contract for purchase and sales of stocks shall be made be-

tween the stockholder and the Company, which specifies the full name, identification code as per USCRU, bank and other details (for legal persons) or the last name, name and patronymic, passport details, taxpayer's identification code (for physical persons), addresses, telephone numbers and other communication facilities, quantity, nominal value, the cost of stock acquisition and the total value of stocks, which are expected to be purchased, stock payment procedure, stockholders' responsibility in case of failure to pay for the stocks and other necessary details, and the relevant amount of monetary funds shall be paid under the contract.

The contract of purchase and sales, made at the first stage of floatation, should contain the number of stocks, which does not exceed the number of stocks the stockholder has his preemptive right to, at the time of commencement of the first stage of closed (private) floatation of stocks.

The contracts for purchase and sale of stocks shall be signed by the company's person authorized to place the stocks (or any other persons under relevant power of attorney, issued by the company's official authorized to place the stocks).

Made-up contracts shall be recorded in a Register of stock floatation, which is maintained by the person authorized to place the stocks (or any other persons under relevant power of attorney, issued by the company's official authorized to place the stocks).

Payment for stocks shall be made by the stockholders in accordance with sales contracts made in conformity with terms and conditions set forth in this decision. The stocks shall be paid under nominal value exceptionally for monetary funds.

Payment for stocks can be made both in the national currency of Ukraine (hryvnya) and foreign currency in conformity with exchange rate of the National Bank of Ukraine at the time the contract for purchase and sale of stocks is made with the Company in accordance with current legislation of Ukraine, applicable at the time of payment. Regardless the form of deposit made, the value of stock shall be expressed in hryvnya.

Bank details of the Company for transfer of funds for the stocks:

- JSC "INTERPIPE NTRP" account in terms of hryvnya - USCRU code 05393116,
№ 2600230000324 in the Bank «Credit Dnipro», Dnipropetrovs'k, code MFO 305749;

- JSC "INTERPIPE NTRP" account in Russian roubles, US dollars and Euro USCRU code 05393116, № 2600330000325 in the Bank «Credit Dnipro», Dnipropetrovs'k, code MFO 305749.

<u>Details for EURO transfer:</u>
- Bank «Credit-Dnipro»; BENEFICIARY: JSC «INTERPIPE NTRP»;
BENEFICIARY'S BANK: CREDIT-DNEPR BANK,
Dnepropetrovsk, Ukraine, SWIFT: CRDEUA2N ACC: 400/8870495/01
CORRESPONDENT BANK: COMMERZBANK AG,
Frankfurt-Am-Main, Germany SWIFT: COBADEFF

<u>Details for US dollars transfer:</u>
- Bank «Credit -Dnipro»; BENEFICIARY: JSC «INTERPIPE NTRP»;
BENEFICIARY'S BANK: CREDIT-DNEPR BANK,
Dnepropetrovsk, Ukraine,49600, Lenin str., 17
SWIFT: CRDEUA2N ACC: 36129383
CORRESPONDENT BANK: CITIBANK N. A.,
111 Wall str., NY 10043 New York, USA SWIFT: CITIUS33

<u>Details for transfer of Russian roubles:</u>
- Bank «Credit-Dnipro»; BENEFICIARY: JSC «INTERPIPE NTRP
Beneficiary's bank: «CREDIT-DNIPRO, 49600, Ukraine, Dnipropetrovs'k, Lenin Str, 17; OKPO 14352406; MFO 305749 SWIFT: CRDEUA2N
1) account: 30231810600000756801
Correspondent Bank: AKB «PROMSVYAZ BANK», Moscow, Russia
Account 30101810600000000119 в OPERU GU TB RF
BIK 044583119, ID code 7744000912

Purpose of payment «Deposit to be paid for additionally issued common, registered stocks of JSC "INTERPIPE NTRP" in accordance with the contract for purchase and sales of stocks №__ dated „__"____ 200_».

Money shall be paid in at the rate of 100% of stock value, which the stockholder wishes to purchase (as per the contract made for purchase and sales of stocks). Money under the contract for purchase and sales of stocks is to be paid by the stockholder and charged to Company's account not later than at the first stage until 16:00 p.m. 02.06.2008;

A the second stage - until 16:00 p.m. of the banking day following the day the contract for purchase and sales of stocks is made, but not later than at 16.00 p.m. 05.06.2008.

The fact of payment for stocks shall be considered as charging within the specified term to Company's account 100% of the stock value, in accordance with the contract for purchase and sales.

The persons, whose payment charged to Company's account has been received with non-compliance of the terms and dates of payment, shall not be considered as those who had purchased the

stocks and the contract for purchase and sales of stocks with them shall be considered to be terminated.

Funds, which the Company has received from persons with violation of the terms and dates of payment shall be returned to persons in accordance with a procedure specified by the contract for purchase and sales of the stocks within fifteen days from the date these funds have been charged to Company's account.

Should any person who wishes to purchase the stocks fails to comply with the terms and dates of payment, the Company shall be entitled to sell these stocks for other stockholders at the second stage of closed (private) floatation of stocks. The number of stocks unsold within the first stage of stock floatation shall be calculated considering the stocks unpaid.

At the second stage of closed (private) floatation, the stocks subject to floatation shall be placed as follows:

- unissued stocks within the first stage of closed (private) floatation;

- in conformity with which at the first stage the contracts for purchase and sales have been made, but which have not been paid, or been paid with non-compliance of the terms and dates of payment, specified by the contract for purchase and sales of stocks.

For confirmation of payment the temporary certificates shall be issued for stockholders. The temporary certificate shall be given for a stockholder (his representative) only after an overall value of stocks have been charged under the contract of purchase and sales within the specified date to Company's account. In order to receive the temporary certificate, a stockholder should present the Company's person authorized for stock floatation (or persons under the relevant power of attorney, issued by the Company's person authorized for stock floatation) a copy of the document, which confirms payment of an overall value of stocks under the contract for purchase and sales of stocks.

The results of additionally issued stock floatation and the report of the results on closed (private) floatation shall be approved by the Company's body authorized for stock floatation–JSC "INTERPIPE NTRP" Board.

In case of full pre-term floatation of the scheduled amount of stocks, JSC "INTERPIPE NTRP" Board shall take a decision on pre-term expiry of the closed (private) floatation of stocks and approval of the results (but not earlier than 03.06.2008).

In case of failure to place the stocks of the declared quantity among the Company's stockholders within the specified terms, the results of floatation shall be confirmed by JSC "INTERPIPE NTRP" Board in accordance with a level of the amount reached at the time of expiry of the closed (private) floatation.

Exceeding of the scheduled amount of stocks shall not be permitted by the terms of floatation.

After approval of the results of stock floatation and the report of the results of closed (private) stock floatation, the state registration of changes to Statute, related to increase of the Company's statute (aggregate) capital, registration in the State Commission fro securities and Stock market, the report of the results of closed (private) stock floatation and the receipt of Registration Certificate of stock issue by the Company. the following introduction of the relevant details concerning the stockholders, which have purchased the stocks being placed in the register of the holders of the company's registered securities, the stock certificate shall be provided for these stockholders. The stock certificate shall confirm the right of property for Company's stocks.

Term of the funds' return in case of refusal to accept the issue of stocks

The decision as to refusal to increase the statute (aggregate) capital of the Company by increasing the number of stocks of the current nominal value on account of additional fees and return of the funds, paid for the stocks can be accepted by the Company's body authorized to place the stocks– JSC «INTERPIPE NTRP» Board of directors.

This decision can be approved only before the date of the Report registration in the State commission for securities and stock market as to the results of closed (private) floatation of stocks.

In case of refusal to place the stocks, on which a decision has been made for their floatation, a closed (private) floatation shall be considered as such one, that did not occur, and the contracts for purchase and sales of stocks, made with the Company, on which a decision has been made for their floatation, shall be considered to be terminated.

The Company should return the funds to persons in monetary form which had been paid in the course of stock floatation not later than thirty calendar days from the date this decision has been made as to refusal to increase the statute (aggregate) capital on account of additional fees by means of closed (private) floatation of stocks of the current nominal value.

Notification procedure as to increase of the statute capital

The Company's stockholders (in accordance with a Register as of 18.03.2008) as to resolution made at the general meetings, namely the decision made as to increase of the amount of statute (aggregate) company's capital on account of additional fees and closed (private) floatation of stocks, issued additionally shall be personally informed. They shall be notified by sending them personal written notices not later than 5 (five) working days after the date of receipt of the resolution as to increase of the statute (aggregate) capital, i.e. not later than 25.03.2008.

The notification as to increase of the statute (aggregate) company's capital not later than 15

working days before the commencement of the term for exercising of the stockholders preemptive right for purchase of stocks, specified for floatation, shall be published in the official publication of the State commission for securities and stock market.

Rights of privileged stock owners

The Company does not issue bearer and privileged stocks.

In accordance with the Minutes № 13 as to results of the voting at general JSC "INTERPIPE NTRP" stockholders' meetings dated 18 March 2008 the number of votes, which voted for resolution as to increase of the statute capital on account of additional fees shall be:

"Pro"	-	51 820 741	votes, amounting to	99,9996	%
"Con"	-	186	votes, amounting to	0,00039	%
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

In accordance with the Minutes № 13 as to results of the voting at general JSC "INTERPIPE NTRP" stockholders' meetings dated 18 March 2008 the number of votes, which voted for resolution as to closed (private) floatation of additionally issued stocks, , shall be:

"Pro"	-	51 820 841	votes, amounting to	99,9998	%
"Con"	-	86	votes, amounting to	0,00019	%
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Head of the Board of directors	(signature)	A.M.Korotkov
Head of the stockholders' meetings	(signature)	E.V. Gorb
Secretary of the stockholders meetings	(signature)	L.G. Bondarenko

Seal

INTERPIPE

RECEIVED
2009 JAN 22 A 7:02

№ 91-670 dtd «24» 11 2008y.

To Your № _______ dtd «____»_____________ 200__y.

November 21, 2008

Committee of shares and fund stock
Department of corporate financing
Department of international corporate financing
Office 3045 (stop 3-4)
450 fifth floor
Washington, Columbia District 20549
USA

As to: OPEN JOINT STOCK COMPAMY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
Exception to the rule12g3-2(b)
File № 82-4814

Dear Sir,

In accordance with the rule 12g3-2(b)(1)(iii) and on behalf of OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" (hereinafter refereed as "the Company" there are document are sent to your attention, that are mentioned in Attachment A to this letter.

This information is given taking into consideration that fact that such information and documents will not be considered as "registered" at SEC or by any other method will not fall under action of liabilities of Section 18 of Law about shares and stocks of 1934 (hereinafter referred as "Law about Stock"), and also this letter or any other documents and information don't have an aim to define that Company is under Law about Stock.

If you have any questions, please, address Nakhod Alexander Ivanovich by the phone (380-0562) 34-69-77, or Bondarenko Ludmila Grigorevna - (380-0562) 35-91-63 in Dnepropetrovsk, Ukraine.

Please, confirm reception of this letter and materials that are attached to it by means of marking the date on the copy of the letter by fax of the OJSC "INTERPIPE NTRP" [+380 562 35-91-63].

Thank you for attention

Kindly,
And from behalf of

OPEN JOINT STOCK COMPANY
INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT

Nakhod Alexander Ivanovich
Director of Finances and Economics

OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT"
21, Stoletova str., Dnepropetrovsk, Ukraine, 49081. Tel.: +38 (0562) 349 099. Fax: +38 (0562) 349 108
www.interpipe.biz e-mail: info@ntrp.interpipe.biz
Acc: 2600930000321, Beneficiary's bank: CREDIT-DNEPR BANK, Dnepropetrovsk, Ukraine

ATTACHMENT A

Information, promulgated by the OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" or tendered to the shareholders

1. Document: Notification about holding of the extraordinary general meetings of shareholders of OJSC "INTERPIPE NTRP" held on March 18, 2008 (Attachment 1):

Date: (I): Open ad notam of the shareholders according to the article 8 of the "Joint-stock company authority" paragraph 8.2 "General meetings of the shareholders" subparagraph 8.2.7. of the "INTERPIPE NTRP" Statute;

(II) Published:

- January 26, 2008 in the newspaper "Zorya" № 9 (20727);
- January 25, 2008 in the newspaper "Bulletin of the State committee on securities and stock market" №16;

(III) According to the current legislation of Ukraine, on March 26, 2008, to the SCSSM of Ukraine was presented amounting to the packet of documents, which was tendered for the stock issues registration.

2. Document: Special information on the issuer – "Bulletin on contracting of loan to the amount, which exceeds 25 percent of the issuer's asset" – contracting of the first tranche loan (Attachment 2).

Дата: (I) February 28, 2008 promulgated in the news of available informational base at: www.stockmarket.gov.ua

(II) Published on March 03, 2008 in the newspaper "Bulletin of the State committee on securities and stock market" № 42;

(III) Presented to the Dnipropetrovs'k regional administration of the SCSSM of Ukraine on March 06, 2008 as a notification on rising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of special information promulgation in the news of the available information base on February 29, 2008.

3. Document: Special information on the issuer – "Bulletin on contracting of loan to the amount, which exceeds 25 percent of the issuer's asset" – contracting of the second tranche loan (Attachment 3).

Date: (I) On March 03, 2008 promulgated in the news of the available information base at: www.stockmarket.gov.ua

(II) Published on March 05 in the newspaper "Bulletin of the State committee on securities and stock market" № 44;

(III) Presented to the Dnipropetrovs'k regional administration of the SCSSM of Ukraine on March 06, 2008 as a notification on rising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of special information promulgation in the news of the available information base on March 03, 2008.

4. Document: Notification on submitting of the additional questions to the agenda of the shareholders ordinary general meetings of OJSC "INTERPIPE NTRP" held on March 18, 2008 (Attachment 4).

Date: (I) Open ad notam of the shareholders according to the article 8 of the "Joint-stock company authority" paragraph 8.2 "General meetings of the shareholders" subparagraph 8.2.7. of the "INTERPIPE TRP" Statute;

(II) Published:

- March 4, 2008 in the newspaper "Zorya" № 25 (20743);
- March 03, 2008 in the newspaper "Bulletin of the State committee on securities and stock market" №42;

(III) According to the current legislation of Ukraine, on March 26, 2008, to the SCSSM of Ukraine was presented amounting to the packet of documents, which was tendered for the stock issues registration.

5. Document: Special information on the issuer – "Bulletin on contracting of loan to the amount, which exceeds 25 percent of the issuer's asset" – contracting of the third tranche loan (Attachment 5).

Date: (I) On March 06, 2008 promulgated in the news of the available information base at: www.stockmarket.gov.ua

(II) Published on March 10, 2008 in the newspaper "Bulletin of the State committee on securities and stock market" № 47;

(III) Presented to the Dnipropetrovs'k regional administration of the SCSSM of Ukraine on March 13, 2008 as a notification on rising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of special information promulgation in the news of the available information base on March 11, 2008.

6. Document: Protocol № 13 of the ordinary general meetings of shareholders of OJSC "INTERPIPE NTRP" held on March 18, 2008 (Attachment 6).

Date: (I) open on demand of the shareholders;

(II) Presented to the Dnipropetrovs'k regional administration of the SCSSM of Ukraine on March 14, 2008 as a part of an annual report of OJSC "INTERPIPE NTRP" for the year 2007;

(III) According to the demands of the current legislation of Ukraine, on August 15, 2008 the protocol is given to the registrar of OJSC "INTERPIPE NTRP" – to the limited liability company "Sigma-Reyestr" amounting to the packet of documents, which are tendered for the replenishment of the register system of OJSC "INTERPIPE NTRP" by means of insertion of information about the owners and securities, bought by them in the result of the closed (private) stock floatation of the OJSC "INTERPIPE NTRP".

7. Document: Protocol of decision about the closed (private) stock floatation of the OJSC "INTERPIPE NTRP", approved by separate attachment (Attachment #1) to the Protocol #13 of the ordinary general meetings of the shareholders of OJSC "INTERPIPE NTRP" held on March 18, 2008 (Attachment 7).

Date: (I) Open on demand of the shareholders;

(II) Presented to the shareholders at the general meeting of shareholders of PJSC "INTERPIPE NTRP" on March 18, 2008;

(III) According to the current legislation of Ukraine, on March 26, 2008, to the SCSSM of Ukraine was presented amounting to the packet of documents, which was tendered for the stock issues registration;

(IV) According to the demands of the current legislation of Ukraine, on August 15, 2008 the protocol is given to the registrar of OJSC "INTERPIPE NTRP" – to the limited liability company "Sigma-Reyestr" amounting to the packet of documents, which are tendered for the replenishment of the register system of OJSC "INTERPIPE NTRP" by means of insertion of information about the owners and securities, bought by them in the result of the closed (private) stock floatation of the OJSC "INTERPIPE NTRP".

8. Document: Special information on the issuer – "Bulletin on the change of functionaries" (Attachment 8).

Date: (I) On March 19, 2008 promulgated in the news of the available information base at: www.stockmarket.gov.ua

(II) Published on March 21 in the newspaper "Bulletin of the State committee on securities and stock market" № 56;

(III) Presented to the Dnipropetrovs'k regional administration of the SCSSM of Ukraine on March 25, 2008 as a notification on rising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of special information promulgation in the news of the available information base on March 20, 2008.

9. Document: Special information on the issuer – "Bulletin on decision-making on securities floatation to the amount, which exceeds 25 percent of the statutory capital" (Attachment 9).

Date: (I) On March 19, 2008 promulgated in the news of the available information base at: www.stockmarket.gov.ua

(II) Published on March 21, 2008 in the newspaper "Bulletin of the State committee on securities and stock market" № 56;

(III) Presented to the Dnipropetrovs'k regional administration of the SCSSM of Ukraine on March 25, 2008 as a notification on rising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of special information promulgation in the news of the available information base on March 20, 2008.

10. Document: Auditor's conclusion from March 21, 2008 of the independent auditor - LLC "Auditor company "Control-Audit" as to the financial reports of OJSC "INTERPIPE NTRP" as of December 31, 2007 drawn up according to the demands of the Provision as to preparation of the auditor's conclusions, which are presented to the SCSSM within information disclosure by the issuers and professional participants of the stock market (Attachment 10).

Date: (I) according to the current legislation of Ukraine, on March 26, 2008, to the SCSSM of Ukraine was presented amounting to the packet of documents, which was tendered for the stock issues registration.

11. Document: Special information on the issuer – "Bulletin on contracting of loan to the amount, which exceeds 25 percent of the issuer's asset" – contracting of the forth tranche loan (Attachment 11).

Date: (I) On March 28, 2008 promulgated in the news of the available information base at: www.stockmarket.gov.ua

(II) Published on March 31,2008 in the newspaper "Bulletin of the State committee on securities and stock market" № 62;

(III) Presented to the Dnipropetrovs'k regional administration of the SCSSM of Ukraine on April 4, 2008 as a notification on rising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of special information promulgation in the news of the available information base on April 1, 2008.

12. Document: Annual report of OJSC "INTERPIPE NTRP" for the year 2007 (Attachment 12).

Date: (I) Open on demand of the shareholders;

(II) On April 17, 2008 promulgated in the available informational base of SCSSM at: www.stockmarket.gov.ua

(III) Registered by Dnipropetrovs'k regional administration of SCSSM of Ukraine on May 14, 2008.

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of promulgation of the annual report in the news of the available information base on May 6, 2008.

13. Document: Notification on increase of the statutory (compound) capital of OJSC "INTERPIPE NTRP" (Attachment 13).

Date: (I) Open ad notam of the shareholders according to the current legislation of Ukraine;

(II) Published on April 21, 2008 in the newspaper "Bulletin of the State Committee on securities and stock market" № 77;

(III) According to the current legislation of Ukraine, on June 24, 2008, to the SCSSM of Ukraine was presented amounting to the packet of documents, which was tendered for the registration of the closed (private) stocks floatation.

14. Document: Annual issuer's information for 2007 of OJSC "INTERPIPE NTRP" (Attachment 14).

Date: (I) open ad notam of the shareholders;

(II) According to the demands of the current legislation of Ukraine, on April 22, 2004 was published in the newspaper "Bulletin of the SCSSM" № 78;

(III) On May 13, 2008 the copy of newspaper "Bulletin of SCSSM" from April 22, 2008 № 78, where the annual issuer's information of year 2007 is published, is tendered to the SCSSM of Ukraine;

(IV) On May 14, 2008, copies of pages of newspaper "Bulletin of SCSSM" from April 22, 2007 № 78, where the annual issuer's information for year 2007 is published, are presented to the Dnipropetrovs'k regional administration of SCSSM of Ukraine.

15. Document: Auditor's conclusion of the independent auditor - LLC "Auditor Company «Control-Audit» as to the financial reports of OJSC "INTERPIPE NTRP" as of December 31, 2007 (Attachment 15)

Date: (I) open ad notam of the shareholders;

(II) On April 17, 2008 promulgated as a part of the annual report for year 2007 in the available informational base of SCSSM of Ukraine at: www.stockmarket.gov.ua

(III) Presented to Dnipropetrovs'k regional administration of SCSSM of Ukraine from May 14, 2008 as a part of the annual report of OJSC "INTERPIPE NTRP" for year 2007.

16. Document: Balance of OJSC "INTERPIPE NTRP" as of December 12, 2007 (Attachment 16).

Date: ***(I)*** open ad notam of the shareholders;

(II) On April 17, 2008 promulgated as a part of the annual report for year 2007 in an available informational base of SCSSM of Ukraine at: www.stockmarket.gov.ua

(III) presented to the shareholders on March 18, 2008 at the general meeting of the shareholders of OJSC "INTERPIPE NTRP";

(IV) According to the current legislation of Ukraine form March 26, 2008 presented to SCSSM amounting to the packet of documents, which were tendered for the stock issue registration;

(V) Presented to Dnipropetrovs'k regional administration of SCSSM of Ukraine from May 14, 2008 as a part of the annual report of OJSC "INTERPIPE NTRP" for year 2007;

(VI) To the fulfillment of demands of the Article 14 of the Law of Ukraine "On accounting and financial reporting in Ukraine" as to the promulgation of the annual financial reporting and consolidated reporting, published in the newspaper "Bulletin of SCSSM" from May 12, 2008 № 89;

(VII) To the fulfillment of demands of the Article 14 of the Law of Ukraine "On accounting and financial reporting in Ukraine" as to the promulgation of the annual financial reporting and consolidated reporting of May 06, 2008 presented to the Unified State Registration Center to the state registrar Medvedeva V.O.

17. Document: Financial results report for year 2007 (Attachment 17).

Date: ***(I)*** open on demand of shareholders;

(II) On April 17, 2008 promulgated as a part of the annual report for year 2007 in an available informational base of SCSSM of Ukraine at: www.stockmarket.gov.ua

(III) presented to the shareholders on March 18, 2008 at the general meeting of the shareholders of OJSC "INTERPIPE NTRP";

(IV) According to the current legislation of Ukraine form March 26, 2008 presented to SCSSM amounting to the packet of documents, which were tendered for the stock issue registration;

(V) Presented to Dnipropetrovs'k regional administration of SCSSM of Ukraine from May 14, 2008 as a part of the annual report of OJSC "INTERPIPE NTRP" for year 2007;

(VI) To the fulfillment of demands of the Article 14 of the Law of Ukraine "On accounting and financial reporting in Ukraine" as to the promulgation of the annual financial reporting and consolidated reporting, published in the newspaper "Bulletin of SCSSM" from May 12, 2008 № 89;

(VII) To the fulfillment of demands of the Article 14 of the Law of Ukraine "On accounting and financial reporting in Ukraine" as to the promulgation of the annual financial reporting and consolidated reporting of May 06, 2008 presented to the Unified State Registration Center to the state registrar Medvedeva V.O.

18. Document: Report on cash assets flow for year 2007 (Attachment 18).

Date: ***(I)*** open on demand of the shareholders;

(II) On April 17, 2008 promulgated as a part of the annual report for year 2007 in an available informational base of SCSSM of Ukraine at: www.stockmarket.gov.ua

(III) presented to the shareholders on March 18, 2008 at the general meeting of the shareholders of OJSC "INTERPIPE NTRP";

(IV) According to the current legislation of Ukraine form March 26, 2008 presented to SCSSM amounting to the packet of documents, which were tendered for the stock issue registration;

(V) Presented to Dnipropetrovs'k regional administration of SCSSM of Ukraine from May 14, 2008 as a part of the annual report of OJSC "INTERPIPE NTRP" for year 2007;

(VI) To the fulfillment of demands of the Article 14 of the Law of Ukraine "On accounting and financial reporting in Ukraine" as to the promulgation of the annual financial reporting and consolidated reporting, published in the newspaper "Bulletin of SCSSM" from May 12, 2008 № 89.

19. Document: Report on the owned capital for year 2007 (Attachment 19).

Date: ***(I)*** open on demand of the shareholders;

(II) On April 17, 2008 promulgated as a part of the annual report for year 2007 in an available informational base of SCSSM of Ukraine at: www.stockmarket.gov.ua

(III) presented to the shareholders on March 18, 2008 at the general meeting of the shareholders of OJSC "INTERPIPE NTRP";

(IV) According to the current legislation of Ukraine form March 26, 2008 presented to SCSSM amounting to the packet of documents, which were tendered for the stock issue registration;

(V) Presented to Dnipropetrovs'k regional administration of SCSSM of Ukraine from May 14, 2008 as a part of the annual report of OJSC "INTERPIPE NTRP" for year 2007;

(VI) To the fulfillment of demands of the Article 14 of the Law of Ukraine "On accounting and financial reporting in Ukraine" as to the promulgation of the annual financial reporting and consolidated reporting, published in the newspaper "Bulletin of SCSSM" from May 12, 2008 № 89.

20. Document: Marks to the annual financial reporting for year 2007 (Attachment 20).

Date: (I) open on demand of the shareholders;

(II) On April 17, 2008 promulgated as a part of the annual report for year 2007 in an available informational base of SCSSM of Ukraine at: www.stockmarket.gov.ua

(III) presented to the shareholders on March 18, 2008 at the general meeting of the shareholders of OJSC "INTERPIPE NTRP";

(IV) According to the current legislation of Ukraine form March 26, 2008 presented to SCSSM amounting to the packet of documents, which were tendered for the stock issue registration;

(V) Presented to Dnipropetrovs'k regional administration of SCSSM of Ukraine from May 14, 2008 as a part of the annual report of OJSC "INTERPIPE NTRP" for year 2007;

(VI) To the fulfillment of demands of the Article 14 of the Law of Ukraine "On accounting and financial reporting in Ukraine" as to the promulgation of the annual financial reporting and consolidated reporting, published in the newspaper "Bulletin of SCSSM" from May 12, 2008 № 89.

21. Document: Special information on the issuer – "Information on the change of shareholders, who own 10 and more percent of voting shares" (Attachment 21).

Date: (I) On May 19, 2008 promulgated in the news of an available informational base of SCSSM of Ukraine at: www.stockmarket.gov.ua;

(II) Published on May 21, 2008 in the newspaper "Bulletin of SCSSM" № 96;

(III) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of special information promulgation in the news of the available information base on May 20, 2008.

22. Document: Special information on the issuer – "Information on the change of shareholders, who own 10 and more percent of voting shares" (Attachment 22).

Date: (I) On May 20, 2008 promulgated in the news of an available informational base of SCSSM of Ukraine at: www.stockmarket.gov.ua;

(II) Published on May 23, 2008 in the newspaper "Bulletin of SCSSM" № 98;

(III) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of promulgation of the special information in the news of the available information base on May 21, 2008.

23. Document: Notification about holding the special general meeting of the shareholders of OJSC "INTERPIPE NTRP", which were held on June 18, 2008 (Attachment 23).

Date: (I) open ad notam of the shareholders according to the Article 8 "Joint-stock company authorities" paragraph 8.2 "General meetings of the shareholders" subparagraph 8.2.7. of the OJSC "INTERPIPE NTRP" Statute;

(II) Published:

- on April 22, 2008 in the newspaper "Zorya" № 45 (20763);
- on April 21, 2008 in the newspaper "Bulletin of the SCSSM" № 77;

(III) According to the current legislation of Ukraine from June 24, 2008 presented to the SCSSM of Ukraine amounting to the packet of documents, which were tendered for the registration of report on the results of the closed (private) stock floatation.

24. Document: Notification on submitting of the additional questions to the agenda of special general meeting of shareholders of OJSC "INTERPIPE NTRP" held on June 18, 2008 (Attachment 24).

Date: (I) ad notam of the shareholders published:

- on June 03, 2008 in the newspaper "Zorya" № 60 (20778);
- on June 04, 2008 in the newspaper "Bulletin of the SCSSM" № 106.

25. Document: Protocol № 9 of special general meeting of shareholders of OJSC "INTERPIPE NTRP" held on June 18, 2008 (Attachment 25).

Date: (I) open on demand of the shareholders.

26. Document: Special information on the issuer – "Bulletin on the issuer's decision about foundation, cessation of his branches, representations" (Attachment 26).

Date: (I) On June 19, 2008 promulgated in the news of available informational base at: www.stockmarket.gov.ua

(II) Published on June 23, 2008 in newspaper "Bulletin of the SCSSM" № 119;

(III) Presented to the Dnipropetrovs'k regional administration of SCSSM of Ukraine on June 25, 2008 as a notification on arising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of promulgation of the special information in the news of the available information base on June 23, 2008.

27. Document: Special information on the issuer – "Bulletin on contracting of loan to the amount, which exceeds 25 percent of the issuer's asset" – contracting of the fifth tranche loan (Attachment 27).

Date: (I) On June 20, 2008 promulgated in the news of available informational base at: www.stockmarket.gov.ua

(II) Published on June 23, 2008 in newspaper "Bulletin of the SCSSM" № 119;

(III) Presented to the Dnipropetrovs'k regional administration of SCSSM of Ukraine on June 25, 2008 as a notification on arising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of promulgation of the special information in the news of the available information base on June 23, 2008.

28. Document: OJSC "INTERPIPE NTRP" Statute (Attachment 28).

Date: (I) re-registered by means of publishing it in the new edition on June 24, 2008 by state registrar Executive committee of Dnipropetrovs'k city council of Dnipropetrovs'k region by Medvedeva V.O., record number 12241050016001344;

(II) open on demand of the shareholders;

(III) According to the current legislation of Ukraine from June 24, 2008 presented to the SCSSM of Ukraine amounting to the packet of documents, which were tendered for the registration of report on the results of the closed (private) stock floatation;

(IV) According to the demands of the current legislation of Ukraine, on August 15, 2008 given to the registrar of OJSC "INTERPIPE NTRP" – limited liability company "Sigma-Reyestr" amounting to the packet of documents, which are tendered for the replenishment of the register system of OJSC "INTERPIPE NTRP" by means of insertion of information about the owners and securities, bought by them in the result of the closed (private) stock floatation of the OJSC "INTERPIPE NTRP".

29.Document: Balance of OJSC "INTERPIPE NTRP" as of March 31, 2008 (Attachment 29).

Date: (I) open on demand of the shareholders;

(II) According to the current legislation of Ukraine from June 24, 2008 presented to the SCSSM of Ukraine amounting to the packet of documents, which were tendered for the registration of report on the results of the closed (private) stock floatation.

30. Document: Report on the financial results for the first quarter of year 2008 (Attachment 30).

Date: (I) open on demand of the shareholders;

(II) According to the current legislation of Ukraine from June 24, 2008 presented to the SCSSM of Ukraine amounting to the packet of documents, which were tendered for the registration of report on the results of the closed (private) stock floatation.

31. Document: Special information on the issuer – "Bulletin on contracting of loan to the amount, which exceeds 25 percent of the issuer's asset" – contracting of the sixth tranche loan (Attachment 31).

Date: (I) On July 1, 2008 promulgated in the news of available informational base at: www.stockmarket.gov.ua

(II) Published on July 4, 2008 in newspaper "Bulletin of the SCSSM" № 128;

(III) Presented to the Dnipropetrovs'k regional administration of SCSSM of Ukraine on July 9, 2008 as a notification on arising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of promulgation of the special information in the news of the available information base on July 2, 2008.

32. Document: Special information on the issuer – "Bulletin on contracting of loan to the amount, which exceeds 25 percent of the issuer's asset" – contracting of the seventh tranche loan (Attachment 32).

Date: (I) On August 20, 2008 promulgated in the news of available informational base at: www.stockmarket.gov.ua

(II) Published on August 22, 2008 in newspaper "Bulletin of the SCSSM" № 163;

(III) Presented to the Dnipropetrovs'k regional administration of SCSSM of Ukraine on September 2, 2008 as a notification on arising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of promulgation of the special information in the news of the available information base on August 28, 2008.

33. Document: Special information on the issuer – "Information on the change of shareholders, who own 10 and more percent of voting shares" (Attachment 33).

Date: (I) On September 23, 2008 promulgated in the news of available informational base at: www.stockmarket.gov.ua

(II) Published on September 26, 2008 in newspaper "Bulletin of the SCSSM" № 187;

(III) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of promulgation of the special information in the news of the available information base on September 24, 2008.

34. Document: Special information on the issuer – "Notifications about taking decision and buying of own shares" (Attachment 34).

Date: (I) On October 08, 2008 promulgated in the news of available informational base at: www.stockmarket.gov.ua

(II) Published on October 10, 2008 in newspaper "Bulletin of the SCSSM" № 197;

(III) Presented to the Dnipropetrovs'k regional administration of SCSSM of Ukraine on October 15, 2008 as a notification on arising of the special information from the issuer;

(IV) According to the current legislation of Ukraine the subsidiary enterprise "Stock exchange PFTS" was notified about the fact of promulgation of the special information in the news of the available information base on October 08, 2008.

35. Document: Notification to shareholders about gaining their own shares (Attachment 35).

Date: (i) in accordance to point 2.4 "Statement about gaining, sailing and cancelling of their own issuance by stock companies" approved by Decision of Governmental Committee of stock and fund stock № 954 from 19 September 2006, was informed to shareholders.

36. Document: Notification about holding the special general meeting of the shareholders of OJSC "INTERPIPE NTRP", which will hold on December 25, 2008 (Attachment 36).

Date: (I) open ad notam of the shareholders according to the Article 8 "Joint-stock company authorities" paragraph 8.2 "General meetings of the shareholders" subparagraph 8.2.7. of the OJSC "INTERPIPE NTRP" Statute;

(II) Published:

- on November 04, 2008 in the newspaper "Zorya" № 123;
- on November 05, 2008 in the newspaper "Bulletin of the SCSSM" № 215;

37. Document: Information of the registrar (Attachment 37).

Date: (I) open on demand of the shareholders;

(II) On April 17, 2008 promulgated in the available informational base of the SCSSM at: www.stockmarket.gov.ua

(III) Presented to Dnipropetrovs'k regional administration of SCSSM of Ukraine from May 14, 2008 as a part of the annual report of OJSC "INTERPIPE NTRP" for year 2007;

(IV) According to the demand of the current legislation of Ukraine on April 22, 2004 published in the newspaper "Bulletin on the SCSSM" № 78.

38. Document: Information on the USA shareholders and the latest securities issues floatation (Attachment 38).

Date: (I) open ad notam of the shareholders;

(II) "Information on securities issues floatation" is included to the annual report of OJSC "INTERPIPE TRP" for year 2007 and presented to the Dnipopetrovs'k regional administration of SCSSM of Ukraine on May 14, 2008;

(III) On April 17, 2008 promulgated in the available informational base of the SCSSM at: www.stockmarket.gov.ua as a part of the annual report of OJSC "INTERPIPE NTRP" for year 2007.

Attachment 1

File No.82-4814

"Zorya" Newspaper, dated 26.01.2008 No.9(20727)

Dear shareholders!
Open Joint Stock Company "INTERPIPE NIZHNEDNEPROVSKIY TUBE ROLLING PLANT"
informs you about convening of a general shareholders meeting,
which will be held on March 18, 2008 at 14.oo, in Conference hall of Plant management
(second floor of 9-storied engineering building)
according to address: Dnepropetrovsk, ul.Stoletova, 21
(final trolleybus stop of rout No 15)

AGENDA:

1. Approval of Report of the Company's Board about the results of activity for the year of 2007, approval of the main directions of the Company's activity for the year of 2008.
2. Approval of Report and Conclusions of Revision Committee of the Company about the results of inspections of financial-and-economic activity of the Company for the year of 2007.
3. Approval of annual financial statements for the year of 2007, results of financial-and-economic activity of the Company for the year of 2007.
4. Approval of order of distribution of profit, terms and procedure of dividends payment.
5. Approval of the main indices of the financial-and-economic activity of the Company for the year of 2008.
6. Approval of limits for granting guarantees on obligations of the third persons in the year of 2008.
7. Recall and election of members of the Company's supervisory Board.
8. Recall and election of members of the Company's Revision committee.

Registration will be fulfilled according to place of the meeting holding – 18.March, 2008 from 11-40 till 13-40.

For participation in the meeting it is necessary to have:

- To the shareholders – a document, identifying a person (passport) and a document, confirming an ownership of shares.
- To the representatives of shareholders – Power of Attorney, drawn up in accordance with acting legislation in force or any other document, certifying the power of the representative; a document, identifying a person (passport), as well as a document, confirming an ownership of shares.

The shareholders can look through the information, connected with the agenda of the meeting personally according to the address : Dnepropetrovsk, ul.Stoletova, 21 according to Ukrainian legislation in force.

Additional information one can get by phones:

+38(0562) 35-83-47; 35-83-49

Board of OJSC "INTERPIPE NTRP"

"Information of Governmental Committee of stock and fund market" Newspaper, dated 25.01.2008 No.16

Dear shareholders!
Open Joint Stock Company "INTERPIPE NIZHNEDNEPROVSKIY TUBE ROLLING PLANT"
informs you about convening of a general shareholders meeting,
which will be held on March 18, 2008 at 14.oo, in Conference hall of Plant management
(second floor of 9-storied engineering building)
according to address: Dnepropetrovsk, ul.Stoletova, 21
(final trolleybus stop of rout No 15)

AGENDA:

1. Approval of Report of the Company's Board about the results of activity for the year of 2007, approval of the main directions of the Company's activity for the year of 2008.
2. Approval of Report and Conclusions of Revision Committee of the Company about the results of inspections of financial-and-economic activity of the Company for the year of 2007.
3. Approval of annual financial statements for the year of 2007, results of financial-and-economic activity of the Company for the year of 2007.
4. Approval of order of distribution of profit, terms and procedure of dividends payment.
5. Approval of the main indices of the financial-and-economic activity of the Company for the year of 2008.
6. Approval of limits for granting guarantees on obligations of the third persons in the year of 2008.
7. Recall and election of members of the Company's supervisory Board.
8. Recall and election of members of the Company's Revision committee.

Registration will be fulfilled according to place of the meeting holding – 18.March, 2008 from 11-40 till 13-40.

For participation in the meeting it is necessary to have:

- To the shareholders – a document, identifying a person (passport) and a document, confirming an ownership of shares.
- To the representatives of shareholders – Power of Attorney, drawn up in accordance with acting legislation in force or any other document, certifying the power of the representative; a document, identifying a person (passport), as well as a document, confirming an ownership of shares.

The shareholders can look through the information, connected with the agenda of the meeting personally according to the address : Dnepropetrovsk, ul.Stoletova, 21 according to Ukrainian legislation in force.

Additional information one can get by phones:

+38(0562) 35-83-47, 35-83-49

Board of OJSC "INTERPIPE NTRP"

Attachment 2

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 11, CITY FORUM, 7th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 10,9% p.a..

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On February 27, 2008, OJSC "INTERPIPE NTP" received the tranche to the amount of USD 17 800 000,00 (seventeen million eight hundred thousand US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 4,5%.

Tranche amount/loan amount ratio (percent) – 8,9 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at December 31, 2007) is equal to UAH 1 823 263 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 50,63%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board — A.M.Korotkov

Signature

Seal

28.02.2008
(date)

Attachment 3

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 11, CITY FORUM, 7th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 10,9% p.a..

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On February 29, 2008 OJSC "INTERPIPE NTP" received the second tranche to the amount of USD 10 000 000,00 (ten million US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 2,5%.

Tranche amount/loan amount ratio (percent) – 5,0 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at December 31, 2007) is equal to UAH 1 823 263 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 50,63%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board — A.M.Korotkov

Signature

Seal

29.02.2008
(date)

22 A 7:03

Attachment 4

File No.82-4814

"Zorya" Newspaper, dated 04.03.2008 No.25(20743)

To the attention of shareholders of
OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"!

In accord with Article 43 of the Law of Ukraine "On Economic Societies", by request of the shareholder having more than 10% of votes, the additional items are included into the agenda of regular General Meeting of shareholders of OJSC "INTERPIPE NTP" to be held on March 18, 2008 at 14:00 in the Conference hall of the Plant's office (2nd storey in 9-storeyed engineering building) at the address: 21 Stoletov St., Dnipropetrovsk (terminal point of trolleybus service No. 15):

9. Recalling and election of members of the Board.

10. Addition of the amount of the Authorized (aggregate) capital of the Company by increasing the number of shares of existing par value at the expense of additional contributions.

11. Private placement of shares and approval of the minutes of resolution on private placement of shares. Approval of the list of other investors, at which the shares are to be placed, according to the resolution passed. Assignment of the authorized body and persons in charge, and granting powers thereto, regarding private placement of shares

Information for p.10 of the agenda (as per Article 40 of the Law of Ukraine "On Economic Societies"):

Motives of increase of the authorized (aggregate) capital are: attraction of investments for replenishment of current assets and further technical development of the Company.

Method of increasing the authorized capital consists in increase of the quantity of shares of existing par value at the expense of additional contributions by means of private placement.

Information about quantity of shares proposed for placement – 346 115 000 (three hundred forty six million one hundred fifty thousand) ordinary registered shares in documentary form.

Total value of shares meant for placement is UAH 86 528 750,00 (eighty six million five hundred twenty eight thousand seventy hundred fifty hryvnas).

Par value of one share is UAH 0,25 (25 kopecks).

Rights of shareholders in case of additional issue of shares: the Company's shareholders have preferential right for purchasing shares, in respect of which a resolution on private placement is passed, in quantities pro rata to their part in the authorized (aggregate) capital of the Company as at the date of the 1st stage of placement period, in accord with the current legislation of Ukraine.

The shares shall be placed in two stages:

1st stage: commenced on May 19, 2008, ended on June 02, 2008.

2nd stage: commenced on June 03, 2008, ended on June 05, 2008.

Final dates of commencement and completion of private placement of shares shall be defined at the General Meeting of shareholders.

Draft revisions to the Company's statute connected with increase in the authorized (aggregate) capital are as follows:

It is proposed to set forth the following paragraphs of Article 5 of the Company's Statute in revised version:

"p.5.1. The Authorized (aggregate) capital of the Company is equal to UAH 100 000 000 (one hundred million hryvnas).

p.5.2. The Authorized (aggregate) capital is divided into 400 000 000 (four hundred million) ordinary registered shares of par value UAH 0,25 each."

Procedure of reimbursing shareholders for losses connected with increase of the authorized (aggregate) capital:

No losses connected with increase of the authorized (aggregate) capital of the Company are foreseen.

(Announcement on the agenda of the said regular general meeting of shareholders was published in the newspapers "Vidomosti DKCPFR" – Bulletin of the State Committee for Securities and Stock Market – No.16 as of 25.01.2008, and "Zorya" No.9(20727) as of 26.01.2008).

Additional information can be obtained by phone: +38(0562) 35-83-47.

The Board of OJSC "INTERPIPE NTRP"

"Information of Governmental Committee of stock and fund market" Newspaper, dated 03.03.2008 No.42

To the attention of shareholders of
OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"!

In accord with Article 43 of the Law of Ukraine "On Economic Societies", by request of the shareholder having more than 10% of votes, the additional items are included into the agenda of regular General Meeting of shareholders of OJSC "INTERPIPE NTP" to be held on March 18, 2008 at 14:00 in the Conference hall of the Plant's office (2nd storey in 9-storeyed engineering building) at the address: 21 Stoletov St., Dnipropetrovsk (terminal point of trolleybus service No. 15):

9. Recalling and election of members of the Board.
10. Addition of the amount of the Authorized (aggregate) capital of the Company by increasing the number of shares of existing par value at the expense of additional contributions.
11. Private placement of shares and approval of the minutes of resolution on private placement of shares. Approval of the list of other investors, at which the shares are to be placed, according to the resolution passed. Assignment of the authorized body and persons in charge, and granting powers thereto, regarding private placement of shares

Information for p.10 of the agenda (as per Article 40 of the Law of Ukraine "On Economic Societies"):

Motives of increase of the authorized (aggregate) capital are: attraction of investments for replenishment of current assets and further technical development of the Company.

Method of increasing the authorized capital consists in increase of the quantity of shares of existing par value at the expense of additional contributions by means of private placement.

Information about quantity of shares proposed for placement – 346 115 000 (three hundred forty six million one hundred fifty thousand) ordinary registered shares in documentary form.

Total value of shares meant for placement is UAH 86 528 750,00 (eighty six million five hundred twenty eight thousand seventy hundred fifty hryvnas).

Par value of one share is UAH 0,25 (25 kopecks).

Rights of shareholders in case of additional issue of shares: the Company's shareholders have preferential right for purchasing shares, in respect of which a resolution on private placement is passed, in quantities pro rata to their part in the authorized (aggregate) capital of the Company as at the date of the 1st stage of placement period, in accord with the current legislation of Ukraine.

The shares shall be placed in two stages:

1st stage: commenced on May 19, 2008, ended on June 02, 2008.

2nd stage: commenced on June 03, 2008, ended on June 05, 2008.

Final dates of commencement and completion of private placement of shares shall be defined at the General Meeting of shareholders.

Draft revisions to the Company's statute connected with increase in the authorized (aggregate) capital are as follows:

It is proposed to set forth the following paragraphs of Article 5 of the Company's Statute in revised version:

"p.5.1. The Authorized (aggregate) capital of the Company is equal to UAH 100 000 000 (one hundred million hryvnas).

p.5.2. The Authorized (aggregate) capital is divided into 400 000 000 (four hundred million) ordinary registered shares of par value UAH 0,25 each."

Procedure of reimbursing shareholders for losses connected with increase of the authorized (aggregate) capital:

No losses connected with increase of the authorized (aggregate) capital of the Company are foreseen.

(Announcement on the agenda of the said regular general meeting of shareholders was published in the newspapers "Vidomosti DKCPFR" – Bulletin of the State Committee for Securities and Stock Market – No.16 as of 25.01.2008, and "Zorya" No.9(20727) as of 26.01.2008).

Additional information can be obtained by phone: +38(0562) 35-83-47.

The Board of OJSC "INTERPIPE NTRP"

Attachment 5

File No.82-4814

2009 JAN 22

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 11, CITY FORUM, 7th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 10,9% p.a..

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On March 05, 2008 OJSC "INTERPIPE NTP" received the third tranche to the amount of USD 25 000 000,00 (twenty five million US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 6,3%.

Tranche amount/loan amount ratio (percent) –12,5 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at December 31, 2007) is equal to UAH 1 823 263 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 50,63%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board — A.M.Korotkov

Signature

Seal — 05.03.2008 (date)

Attachment 15

File No.82-4814

RECEIVED

2008 JUN 22 A 7:10

LLC Auditing Company "Control-Audit"
49600, Dnepropetrovsk, Lenina Embankment Street, 29-a
Enterprise Code (ZKPO) 34588637
s/a 260070442501 branch "Dnepropetrovsk Regional Directorate"
Open Joint-Stock Company (OJSC) "Finance & Credit", Dnepropetrovsk,
MFO 307231.

No. 10 - 01/02
19 March 2008

To: Corporate Head
OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNYODNIPROVS'KYI TUBE-ROLLING PLANT"

Mr. Korotkov A.M.

State Committee on Securities and Stock Market (SCSSM)

INDEPENDENT AUDITOR CONCLUSION REGARDING FINANCIAL STATEMENTS OF THE OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNYODNIPROVS'KYI TUBE-ROLLING PLANT" (OJSC "INTERPIPE NTRP") AS OF 31.12.2007

We have audited the consolidated financial statements of the OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNYODNIPROVS'KYI TUBE-ROLLING PLANT" (hereinafter referred to as "Company"), which include the statement of balance as of 31 December 2007, statement on incomes and expenditures, cash flow statement, equity capital statement for the year preceding the date as indicated above, description of essential aspects of the accounting policies and other explanatory notes.

OJSC "INTERPIPE NTRP" management bears responsibility for the accuracy and completeness of the information, as provided to the auditor and for the preparation of the financial statements. The management range of responsibility encompasses: development, incorporation and implementation of the internal control associated with the preparation and accurate presentation of the information in financial statements that will not have essential distortions due to fraud or errors; selection and implementation of the relevant accounting policies, as well as accounting estimates corresponding to given circumstances.

Our area of responsibility is providing conclusion as to the financial statements, based on the results of the completed audit.

The audit has been performed in accordance with the International Auditing Standards Securing Assurance and Ethics applicable in Ukraine.

These standards require our adherence to ethic requirements, as well as planning and performance of the audit to obtain sufficient assurance as to the financial statements having no essential distortions.

The audit provides for execution of auditing procedures to obtain auditor's proofs regarding the sums and disclosures in the financial statements. The procedures selection depends on the auditor's judgment. In addition to others, these procedures include the assessment of risks relative to essential distortions of financial statements due to fraud or errors.

While performing the assessment of these risks, the auditor considers the aspects of the internal control associated with preparation and accurate presentation of the financial statements, with the objective of working out the auditing procedures according to the circumstances, rather than expressing speculations regarding the effectiveness of the economic entity's internal control. The audit also includes the assessment of the conformity of the accounting policies utilized, acceptability of the accounting estimates made by the managing personnel and general presentation of the financial statements.

We believe that auditor's proofs obtained during the audit, provide for a well-grounded confidence in as far as expressing our opinion is concerned.

The "Company" does not reveal the information regarding operations with its counterparts, such as: listing of counterparts, essence of the relationship, types of operations and accounting thereof, methods of assets and obligations evaluation.

As indicated in the explanatory notes, the "Company" has accomplished revaluation of the capital assets as of 01 January 2007 according to the methods in conformity with the Provisions of International Financial Reporting Standards (IFRS). At the same time, changes have been made into the method of capital assets depreciation assessment and into the period of appropriation of reserve sums additional assessment as far as depreciation on income increase is concerned.

In this connection adjustment has been made in the indexes of capital assets revalued value and of balance revaluation reserve, to the IFRS reporting indexes, which led to distortions in the statement on incomes and expenditures indexes for the reporting year and in opening balance of the undistributed profit.

In our opinion, except for the impact of the issue as indicated above, the financial statements reflect truthfully, with consideration to all essential aspects, the financial condition of the OJSC "INTERPIPE NIZHNYODNIPROVS'KYI TUBE-ROLLING PLANT" as of 31 December 2007, an also the financial results of activities for the past year as of the date as indicated, in conformity with Ukraine National bookkeeping standards and with the requirements of existing legislation.

Without making any reservations in this conclusion, in the paragraphs to follow we draw attention to the additional information, submittal of which is stipulated by the requirements of the SCSSM resolution regarding preparation of the audit conclusions, which are submitted to the State Committee on Securities and Stock Market while revealing the emitter's information, and by the stock market professional participants as per resolution No. 1528 dated 19 December 2006.

The "Company's" financial statement has been prepared in conformity with the conceptual requirements, based on the National Regulations (Standard) of Bookkeeping (NRSB)provision No. 1 "General requirements to the financial reporting", which identify the purpose, composition and principles of financial statements preparation and requirements as to its elements' recognition and disclosure.

Information on assets in as far as noncurrent tangible and intangible assets, long-term financial investments, stock, accounts receivable, cash and future period expenditures are concerned, has been disclosed in the financial statement in all essential aspects, according to existing NR(S)B.

Incomplete outlay has been assessed in the amount of costs incurred, and consists of capital investments into construction, manufacture, renovation (modernization), acquisition of the noncurrent tangible assets objects, which on the date of the balance sheet have not been commissioned, and advance payments for funding purposes.

Capital assets for the beginning of the period have been reflected as per their cost, with consideration to the sums of indexations that were introduced by the Ukraine cabinet of Ministers due to the inflation.

In 2007 the Company performed revaluation of the capital assets in order to determine fair cost thereof, and also changed method of depreciation accrual to straight-line, having identified the useful life.

Indexes of capital assets revalued price and balance of the revaluation reserve have been adjusted to the IFRS reporting indexes, which led to distortions of statement indexes regarding the reporting year incomes and expenditures, and opening balance of the undistributed profit.

Financial investments have been registered as "other financial investments" and reflected in the balance sheet at cost price.

Deferred tax assets have been acknowledged from temporary differences in their most part while calculating the capital assets book value, which will probably lead to decrease of the taxable income in future periods.

The balance sheet article "Stock" reflects the assets retained for consumption during regular operation cycle: for production, work performance and providing services, for further sales and also for administration needs. The stock has been properly classified for reporting purposes. The stocks are reflected as per net realizable value, if the price has decreased due to damage or because they are obsolete.

Stocks evaluation during acknowledgement is the acquisition cost.

Assessment of stocks retirement into production has been changed, and it is made in accordance with first-in, first-out method (FIFO). These changes have been applied to operations from the moment of their introduction.

Accounts receivable have been differentiated into long-term and current ones. Current accounts receivable have been reflected in the balance sheet, less allowance for doubtful accounts.

Article "Long-term accounts receivable" reflects amounts owed by physical persons with the maturity date of more than 12 months since the balance sheet date.

The Company does not reveal the information regarding its operations with counteragents.

Article "Other current assets" shows amounts of tax liabilities and tax credit from the value-added tax (VAT).

All-in-all, the information regarding liabilities has been revealed in all essential aspects, in conformity with existing NRSB. Obligations in the statements have been differentiated into long-term and current ones. Long-term financial liabilities have been included into the long-term obligations. There is interest charged by long-term financial liabilities, which have been acknowledged as financial charges within the reporting period, when they were charged. Charges related to crediting organization have been acknowledged as future period charges.

Current liabilities consist of liabilities to banks under loans, accounts payable to goods and services vendors, bills payable, salaries and wages, social insurance and settlements of budgetary payments associated with operations, and also liability related to settlements with shareholders related to dividend. In the balance sheet liabilities have been reflected as maturity value.

Provisions have been made for operating cost recoveries related to payment of vacation allowances.

Information on the equity capital has been disclosed, and in total it is in conformity with existing Ukraine NRSB.

Equity capital reflected in balance sheet in the amount of 13471 thousand UAH, is in conformity with the equity capital approved by the Articles of Association and has been fully paid-up.

Equity issue, as emitted by the Company is verified by the Certificate of equity issue registration No. 164/1/01 dated 18 April 2001 (regular registered stock, fifty-three million eight hundred eighty-five thousand each, at face value of twenty-five kopecks per share, issued as a definitive security).

During the reporting period the operation related to redemption of Company's own shares was implemented. The Company arranges redemption of its own stocks with the objective of further sales thereof, within the term of no longer than one year since the date of acquisition. Within the period established by the Supervisory board a total of 43815 regular registered shares for an overall amount of 10953.75 UAH have been redeemed from the shareholders, with the total redemption value of 9025890.00 UAH.

The extraordinary general meeting, which took place on 18 March 2008, approved the Company's financial reporting for the year 2007. The profit was not used for dividend payout purposes. The resolution was adopted to increase the size of the equity capital by increasing the quantity of shares at existing face value, at the expense of additional payments, and closed (private) stocks investment.

The amount of the mature provident (security) reserve on the date of the balance sheet surpasses the amount of the reserve as stipulated by the Law.

Revenue recognition (incomes and expenditures) and usage thereof is accomplished in compliance with the established relevant bookkeeping standards and the Articles of Association.

The value of net assets as of the reporting date of 31 December 2007 exceeds the value of the equity capital, which is in compliance with the legislation requirements.

The Company notified about the events that had taken place regarding:

- changes of shareholders possessing 10 and more percent of voting stock;
- changes in the Company's officers composition;

- arriving at decision on redemption of shares;
- obtaining credit in the amount that surpasses 25 percent of the emitter's assets;
- obtaining loan in the amount that surpasses 25 percent of the emitter's assets;
- decision on placement of securities in the amount that surpasses 25 percent of the equity capital.

Director of
LLC "Auditing Company "Control – Audit" (signature) V.V. Zinkevich

Auditor
Certificate series "A" No. 001067 dated 24.03.1994,
issued by Ukraine Chamber of Auditors (UCA),
resolution No. 13, validity of which extended through 24.03.2008
(UCA resolution No. 120 dated 27.02.2003) (signature) T.I. Balaba

Seal

49600, Dnepropetrovsk,
Lenina Embankment Street, 29-a
certificate of admission to the register of auditing
entities No. 3860, issued by resolution of
Ukraine Chamber of Auditors No. 166/5
dated 28 September 2006, valid through 28 September 2011.
Auditing Service Agreement
No. 10 – 03/530061745 dated 09 October 2006,
Appendix to the Agreement No. 03/07 dated 04.04.2007

Attachment 16

File No.82-4814

			CODES
		Date	31.12.2007
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private ownership	by KFV	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	Thousand UAH	Check sum	
Address	21 Stoletov St., Industrialny district, Dnipropetrovsk, 49081, Dnipropetrovsk region, Ukraine		

BALANCE-SHEET (CONSOLIDATED)
AS AT DECEMBER 31, 2007

Form No. 1 Code by DCUD 1801001

Assets	Code of line	As at the beginning of reporting period	As at the end of reporting period
1	2	3	4
I. Non-current assets			
Intangible assets:			
depreciated cost	010	174,0	3 123,0
initial cost	011	499,0	3 493,0
accumulated depreciation	012	325,0	370,0
Construction in progress	020	23 731,0	74 592,0
Fixed assets:			
depreciated cost	030	419 280,0	1 462 307,0
initial cost	031	1 284 451,0	1 892 320,0
wear and tear	032	865 171,0	430 013,0
Long-term biological assets:			
fair (depreciated) value	035	0,0	0,0
initial cost	036	0,0	0,0
accumulated depreciation	037	0,0	0,0
Long-term financial investments:			
accounted by the method of participation in capital of other companies	040	33 832,0	0,0
other financial investments	045	8 794,0	339,0
Long-term accounts receivable	050	454,0	331,0
Deferred tax assets	060	113 970,0	174 210,0
Other non-current assets	070	0,0	0,0
Total for Section I	**080**	**600 235,0**	**1 714 902,0**
II. Current assets			
Production reserves	100	196 775,0	335 347,0
Current biological assets	110	0,0	0,0
Production in progress	120	95 978,0	132 221,0
Finished products	130	107 151,0	113 355,0
Goods	140	365,0	185,0
Notes receivable	150	0,0	0,0
Accounts receivable for goods, works, services:			
net selling value	160	667 382,0	801 658,0
initial value	161	667 422,0	801 658,0
bad debt reserve	162	40,0	0,0
Receivables on settlements:			

1	2	3	4
with budget	170	157 655,0	112 834,0
on advances made	180	26 183,0	213 640,0
on accrued revenues	190	15,0	89,0
on internal payments	200	0,0	0,0
Other current receivables	210	27 036,0	28 767,0
Current financial investments	220	0,0	0,0
Cash and cash equivalents:			
in national currency	230	76 589,0	966,0
in foreign currency	240	27,0	11 750,0
Other current assets	250	40 253,0	125 743,0
Total for Section II	**260**	**1 395 409,0**	**1 876 555,0**
III. Deferred charges	**270**	**441,0**	**10 963,0**
Balance	**280**	**1 996 085,0**	**3 602 420,0**

Liabilities	Code of line	As at the beginning of reporting period	As at the end of reporting period
1	2	3	4
I. Equity capital			
Authorized capital	300	13 471,0	13 471,0
Share capital	310	0,0	0,0
Additional laid-down capital	320	37 181,0	37 181,0
Other additional capital	330	304 788,0	1 045 389,0
Reserve capital	340	20 015,0	20 015,0
Retained profit (outstanding loss)	350	725 682,0	717 222,0
Unpaid capital	360	(0,0)	(0,0)
Withdrawn capital	370	(0,0)	(9 026,0)
Total for Section I	**380**	**1 101 137,0**	**1 824 252,0**
II. Provision of such expenditures and payments			
Provision of staff remuneration	400	12 142,0	13 536,0
Other provisions	410	311,0	94,0
Inserted line – amount of insurance reserves	415	0,0	0,0
Inserted line – amount of re-insurers shares in the insurance reserves	416	0,0	0,0
Special-purpose financing	420	0,0	0,0
Total for Section II	**430**	**12 453,0**	**13 630,0**
III. Long-term liabilities			
Long-term bank loans	440	0,0	61 105,0
Other long-term financial liabilities	450	0,0	681 750,0
Deferred tax liabilities	460	0,0	293 574,0
Other long-term liabilities	470	0,0	0,0
Total for Section III	**480**	**0,0**	**1 036 429,0**
IV. Current liabilities			
Short-term bank loans	500	438 355,0	7 793,0
Current debt on long-term liabilities	510	0,0	0,0
Notes issued	520	1 306,0	62 198,0
Accounts payable for goods, works, services	530	146 818,0	212 641,0
Current liabilities towards settlements:			
on advances received	540	203 445,0	353 412,0
with budget	550	3 006,0	5 324,0
on off-budget payments	560	1 628,0	2 381,0
on insurance	570	4 859,0	6 037,0
on labor remuneration	580	11 242,0	13 363,0
with participants	590	53 428,0	6 239,0
on internal settlements	600	0,0	0,0
Other current liabilities	610	18 408,0	58 721,0
Total for Section IV	**620**	**882 495,0**	**728 109,0**
V. Deferred incomes	**630**	**0,0**	**0,0**
Balance	**640**	**1 996 085,0**	**3 602 420,0**

Notes:

The reporting year for drawing up financial statements is a calendar year.

Financial statements provided are based on principles and methods of information disclosure regulated by the National Provisions (Standards) of Business Accounting, which are used since January 2000.

Basic assumptions are the principles of accruals and continuity.

Financial statements of the Company are consolidated by means of inclusion of items of financial records of "Lime Factory" Ltd.

Elements of financial statements are calculated as based on the initial value (except the item "Fixed assets").

Assets are recognized in the amount of funds or fair value of other expenditures for their acquisition.

Liabilities are recognized in the amount of proceeds obtained in exchange for the liability.

Assets and liabilities in the balance sheet are divided into long-term and current ones.

Accounting of the Company's assets is classified as follows:

- non-current assets;
- long-term financial investments;
- reserves;
- accounts receivable;
- cash funds.

As from January 01, 2007, the amendments below have been made to the Company's accounting policy:

- depreciation is accrued with the use of linear method, in accord with Regulation (Standard) of Accounting No.7;
- disposal of reserves for production is evaluated at cost of "first-in" reserves (FIFO method);
- taking into account the fact that it is not possible to calculate the amount of revision on transactions of past periods (for adjustment of input balances of indices), amendments to accounting policy were used for transactions performed after changing the accounting policy (Regulation (Standard) of Accounting No.6, p. 13).

Fixed assets are recognized as assets at their initial value.

Initial value of fixed assets increased by amount of costs related to the object improvement (modernization, re-equipment, reconstruction etc.).

Renewal and repair of assets are reflected as costs in the Income Statement as these costs are incurred.

In accord with the accounting policy, cost parameters of objects included into low-value non-current tangible assets are defined (1000 UAH).

As at the beginning of the period, fixed assets were accounted at their initial value taking into account obligatory indexation, and at the end of the period they were entered in the books at revalued price.

For approximation of reporting indices under R(S)A and IAS, the Company performed revaluation of fixed assets using elimination method as per IFRS.

Balances of reserves were adjusted in amounts accounted in IAS.

Revaluation, as at 01.01.2007, was performed by Scientific-Production Company "Progress" Ltd., as based on Certificate No. 4018/05 of the Subject of Evaluating Activity as of 11.08.2005.

By the balance-sheet date, the Company did not evaluate the indices of probable decreasing in the asset useful life.

Profit and losses from retirement of fixed assets are reflected in the Income Statement.

Cost of incomplete capital investments is calculated as per expenses incurred.

Intangible assets are reflected in balance sheet at original cost thereof, less depreciation. Intangible assets' depreciation is accrued during their useful life, established on the date of the asset recognition using straight-line method.

Long-term financial investments are included in balance sheet at their initial value.

Amount of deferred tax asset is recognized, to a great extent, on temporary differences in calculation of book value of the fixed assets in business and tax accounting, which are probably to be taxable as profit. Deferred tax assets and deferred tax liabilities are calculated in accord with IAS requirements, not conflicting with those of R(S)A.

Inventory holdings are recorded at their cost.

Evaluation of reserves at their acquisition is made as per their initial value.

Reserve withdrawal is evaluated by FIFO method.

Transport and procurement costs are reflected in separate sub-accounts. If the category of reserves cannot be defined, the said transport and procurement costs at the end of the month are distributed by categories of reserves according to R(S)A No. 9.

In accord with adopted accounting policy, as based on the principle of due diligence and the level of data materiality, current low-value quick-wearing articles are the objects regardless of their service life which cost is less than 300 UAH. Cost of low-value quick-wearing articles when they are put in operation is withdrawn from the asset structure.

Stocks of finished products are reflected at their production prime cost.

Cost of production in progress includes direct costs and production overheads.

Accounts receivable for goods, works, services are reflected in balance sheet at their net selling value.

Amount of bad debt reserve is determined as based on the accounts receivable classification.

Monetary funds include cash funds; funds in settlement accounts and demand deposits; amounts in foreign currencies converted into UAH at the NBU rate as at the date of report drawing up.

Liabilities are reflected in balance sheet under recognition of assets or costs as a result of past operations and events, and they are classified as follows:

- provision of future expenditures and payments;
- long-term bank loans, other long-term financial liabilities, deferred tax liabilities, other long-term liabilities;
- short-term bank loans; notes issued; accounts payable for goods, works, services;
- current liabilities from settlements on received advances, with budget, on off-budget payments, on insurance, on labor remuneration, with participants, other current liabilitiies.

Provisions of future expenditures and payments are reflected in accord with their purpose and calculated by reserves allocated for vacation payments.

Equity capital is determined by the authorized capital and reserve funds, by amount of income from issue and other additional capital.

Other additional capital is accounted by revaluation reserve.

Amount of withdrawn capital is calculated by actual cost of shares issued by the Company and redeemed from shareholders.

Transactions of related parties are reflected in financial records at the level of INTERPIPE group.

Director	(Signature)	Andriy Mykolayovych Korotkov (Name)
Chief Accountant	(Signature)	Iryna Volodymyrivna Sokolova (Name)

Seal

Attachment 17

File No.82-4814

			CODES
		Date	31.12.2007
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATУУ	1210137200
Form of ownership	Private property	by KFV	10
Public authority	Open joint-stock companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	Thousand UAH	Check sum	

INCOME STATEMENT (CONSOLIDATED) FOR THE YEAR 2007

I. FINANCIAL RESULTS Form No.2 Code by DCUD 1801003

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from selling products (goods, works, services)	010	5 076 193,0	4 115 223,0
Value added tax	015	(361 444,0)	(284 811,0)
Excise tax	020	(0,0)	(0,0)
	025	(0,0)	(0,0)
Other deductions from income	030	(20 955,0)	(18 190,0)
Net income (proceeds) from selling products (goods, works, services)	035	4 693 794,0	3 812 222,0
Prime cost of sold products (goods, works, services)	040	(3 609 596,0)	(2 612 544,0)
Gross profit: profit	050	1 084 198,0	1 199 678,0
loss	055	(0,0)	(0,0)
Other operating incomes	060	1 242 089,0	725 261,0
Administrative costs	070	(148 569,0)	(175 719,0)
Sales costs	080	(313 081,0)	(262 921,0)
Other operating costs	090	(1 268 900,0)	(696 218,0)
Financial result from operating activity: profit	100	595 737,0	790 081,0
loss	105	(0,0)	(0,0)
Income from participation in capital	110	0,0	9 356,0
Other financial incomes	120	0,0	0,0
Other incomes	130	303 037,0	660 117,0
Financial costs	140	(52 982,0)	(18 457,0)
Losses from participation in capital	150	(0,0)	(0,0)
Other costs	160	(225 585,0)	(668 221,0)
Financial results from ordinary activity before tax: profit	170	620 207,0	772 876,0
loss	175.	(0,0)	(0,0)
Tax on profit from ordinary activity	180	(186 909,0)	(208 588,0)
Tax income regarding profit from ordinary activity	185	0,0	0,0
Financial results from ordinary activity: profit	190	433 298,0	564 288,0
loss	195	(0,0)	(0,0)
Extraordinary: incomes	200	0,0	0,0
costs	205	(0,0)	(0,0)
Taxes on extraordinary profit	210	(0,0)	(0,0)
Net: profit	**220**	**433 298,0**	**564 288,0**
loss	**225**	**(0,0)**	**(0,0)**

II. ELEMENTS OF OPERATING COSTS

Name of index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	3 168 752,0	2 394 059,0
Labor remuneration expenses	240.	204 361,0	173 590,0
Deductions to social events	250	78 575,0	67 143,0
Depreciation	260	208 561,0	42 945,0
Other operating costs	270	505 380,0	434 294,0
Total	280	4 165 629,0	3 112 031,0

III. CALCULATION OF SHARE PROFITABILITY INDICES

Name of item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	53 883 778,0	53 885 000,0
Adjusted average annual quantity of ordinary shares	310	53 883 778,0	53 885 000,0
Net profit (loss) per one ordinary share	320	8,0	10,50
Adjusted net profit (loss) per one ordinary share	330	8,0	10,50
Dividends per one ordinary share	340	10,78	18,37

Notes:

Income is recognized in accord with the principle of accruals and continuity.

Income from selling products is recognized at shipment of products. .

Income from rendering services is recognized by way of evaluating the degree of transaction completion by examination of the work fulfilled.

Recognized incomes are classified into

1) income from selling products, goods, works, services:
- other operating incomes;
- financial incomes;
- other incomes.

2) extraordinary incomes.

Costs are recognized in profit and loss statement, as based on direct relation between costs incurred and profits obtained.

Costs are recognized also in the events when future economic benefits cease to comply with the requirements for their disclosure as an asset in the Company's balance sheet.

Costs on interest for loans obtained for securing economic activity in the year 2007 are recognized by the Company as financial costs, as based on priority of costs' materiality.

Director _______________ Andriy Mykolayovych Korotkov

(Signature) (Name)

Chief Accountant _______________ Iryna Volodymyrivna Sokolova

(Signature) (Name)

Seal

Attachment 18

File No.82-4814

			CODES
		Date	31.12.2007
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	**by EDRPOU**	05393116
Territory	Dnipropetrovsk region, Industrialny district	**by KOATУУ**	1210137200
Form of ownership	Private ownership	**by KFV**	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**	6024
Branch	Tube production	**by ZKGNG**	12140
Kind of economic activity	Steel tube production	**by KVED**	27.22.0
Unit of measurement	Thousand UAH	**Check sum**	

CASH FLOW STATEMENT (consolidated)
FOR THE YEAR 2007

Form No. 3 Code by DCUD 1801004

Item	Code	For reporting period		For previous period	
		Receipts	Expenditures	Receipts	Expenditures
1	2	3	4	5	6
I. Cash flow operating activity					
Profit (loss) from ordinary activity before tax	010	620 207,0	0,0	772 876,0	0,0
Adjustment for: depreciation of non-current assets	020	208 561,0	X	42 945,0	X
increase (decrease) in provisions	030	1 488,0	311,0	1 962,0	0,0
profit (loss) from unrealized exchange differences	040	876,0	951,0	158,0	352,0
profit (loss) from non-operating activity	050	0,0	77 452,0	0,0	1 252,0
Interest expenditures	060	52 982,0	X	18 457,0	X
Profit (loss) from operating activity prior to changes in net current assets	070	805 400,0	0,0	834 794,0	0,0
Decrease (increase) in: current assets	080	0,0	370 626,0	0,0	246 729,0
deferred charges	090	0,0	10 522,0	6 235,0	0,0
Increase (decrease) in: current liabilities	100	15 039,0	0,0	5 201,0	0,0
deferred incomes	110	0,0	0,0	0,0	0,0
Cash flows from operating activity	120	439 291,0	0,0	599 501,0	0,0
Paid: interest	130	X	27 352,0	X	17 133,0
profit taxes	140	X	33 920,0	X	159 968,0
Net cash flow prior to extraordinary events	150	378 019,0	0,0	422 400,0	0,0
Cash flow from extraordinary events	160	0,0	0,0	0,0	0,0
Net cash flow from operating activity	170	378 019,0	0,0	422 400,0	0,0
II. Cash flow from investment activity					
Realization of: financial investments	180	51 162,0	X	817 755,0	X
non-current assets	190	882,0	X	2 831,0	X
property units	200	0,0	0,0	0,0	0,0
Received: interest	210	1 806,0	X	0,0	X
dividends	220	0,0	X	0,0	X
Other proceeds	230	0,0	X	0,0	X
Purchasing of: financial investments	240	X	12,0	X	407 710,0
non-current assets	250	X	74 506,0	X	32 321,0
property units	260	X	0,0	X	0,0
Other payments	270	X	156 999,0	X	215 375,0

1	2	3	4	5	6
Net cash flow prior to extraordinary events	280	0,0	177 667,0	165 180,0	0,0
Cash flow from extraordinary events	290	0,0	0,0	0,0	0,0
Net cash flow from investment activity	300	0,0	177 667,0	165 180,0	0,0
III. Cash flow from financial activity					
Equity receipts	310	0,0	X	0,0	X
Obtained loans	320	1 991 315,0	X	2 145 640,0	X
Other receipts	330	1 151 492,0	X	1 633 931,0	X
Repayment of loans	340	X	1 546 537,0	X	2 247 885,0
Paid dividends	350	X	623 189,0	X	936 708,0
Other payments	360	X	1 237 408,0	X	1 621 973,0
Net cash flow prior to extraordinary events	370	0,0	264 327,0	0,0	1 026 995,0
Cash flow from extraordinary events	380	0,0	0,0	0,0	0,0
Net cash flow from financial activity	390	0,0	264 327,0	0,0	1 026 995,0
Net cash flow for reporting period	400	0,0	63 975,0	0,0	439 415,0
Balance of funds at the year beginning	410	76 616,0	X	515 837,0	X
Effect of exchange rates on balance of funds	420	951,0	876,0	352,0	158,0
Balance of funds at the year end	430	12 716,0	X	76 616,0	X

Notes: Cash flows are formed of payments in the national currency of Ukraine and foreign currency including:
- US dollars;
- EURO;
- Russian roubles.

Non-monetary financial transactions were not performed.
Other proceeds and financial payments – contracts of guarantee under loan agreement.

Director ______________ Andriy Mykolayovych Korotkov
(Signature) (Name)

Chief Accountant ______________ Iryna Volodymyrivna Sokolova
(Signature) (Name)

Seal

Attachment 19

File No.82-4814

Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"		CODES
		Date	31.12.2007
		by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private ownership	by KFV	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	Thousand UAH	Check sum	

STATEMENT OF OWNERS' EQUITY (CONSOLIDATED) FOR THE YEAR 2007

Form No. 4 Code by DCUD 1801005

Item	Code of line	Authorized capital	Share capital	Additional laid-down capital	Other additional capital	Reserve capital	Retained income	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as at the beginning of the year	010	13 471,0	0,0	37 181,0	451 645,0	20 015,0	581 361,0	0,0	0,0	1 103 673,0
Adjustment:										
Changing of accounting policy	020	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Error correction	030	0,0	0,0	0,0	-146 857.0	0,0	144 321,0	0,0	0,0	-2 536,0
Other changes	040	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Adjusted balance as at the beginning of the year	050	13 471,0	0,0	37 181,0	304 788,0	20 015,0	725 682,0	0,0	0,0	1 101 137,0
Asset revaluation:										
Revaluation of fixed assets	060	0,0	0,0	0,0	1 154 416,0	0,0	0,0	0,0	0,0	1 154 416,0
Discounting of fixed assets	070	(0,0)	(0,0)	(0,0)	(18 630,0)	(0,0)	(0,0)	(0,0)	(0,0)	(18 630,0)

1	2	3	4	5	6	7	8	9	10	11
Revaluation of construction in progress	080	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Discounting of construction in progress	090	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)
Revaluation of intangible assets	100	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Discounting of intangible assets	110	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)	(0,0)
	120	0,0	0,0	0,0	-139 122,0	0,0	139 122,0	0,0	0,0	0,0
Net profit (loss) for reporting period	130	0,0	0,0	0,0	0,0	0,0	433 298,0	0,0	0,0	433 298,0
Allocation of profits:										
Payments to owners (dividends)	140	0,0	0,0	0,0	0,0	0,0	-580 880,0	0,0	0,0	-580 880,0
Allocation of profit to Authorized Capital	150	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Deductions to reserve capital	160	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
	170	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Contributions of participants:										
Capital contributions	180	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Repayment of debt from the capital	190	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
	200	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Capital withdrawal:										
Redemption of shares	210	0,0	0,0	0,0	0,0	0,0	0,0	0,0	-9 026,0	-9 026,0
Reselling of redeemed shares	220	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Annulment of redeemed shares	230	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Withdrawal of the part of capital	240	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Decrease in par value of shares	250	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other changes in capital:										
Writing off non-reimbursed losses	260	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Assets obtained free of charge	270	0,0	0,0	0,0	498,0	0,0	0,0	0,0	0,0	498,0
	280	0,0	0,0	0,0	-293 821,0	0,0	0,0	0,0	0,0	-293 821,0
Total changes in capital	290	0,0	0,0	0,0	740 601,0	0,0	-8460,0	0,0	-9 026,0	723 115,0
Balance as at the end of the year	300	13 471,0	0,0	37 181,0	1 045 389,0	20 015,0	717 222,0	0,0	-9 026,0	1 824 252,0

Notes:

1. No additional issue of the Company's shares was made in the reporting period.

2. Below represented are the shares in the structure of the Authorized (Aggregate) Capital in accord with certain kinds and categories:

2.1. Quantity of issued shares is 53 885 000 ordinary registered shares fully paid at value not less than par value thereof;

2.2. Par value of one share is 0,25 UAH.

2.3. Throughout the reporting period the following changes were made to quantity of outstanding shares: In accord with decision of the Supervisory Council of the Company (Minutes No. 187 as of July 23, 2007) OJSC "INTERPIPE NTP" performed the transaction on redeeming its own shares. Redemption of own shares by the Company was effected with the purpose of further selling during the period not exceeding one year from the date of purchasing thereof. Within the period specified by the Supervisory Council, 43 815 ordinary registered shares of aggregate par value 10 953,75 UAH, and total redemption value of 9 025 890,00 UAH, were redeemed from shareholders.

2.4. The Company's shareholders have the right to:- take part in management of the Company's affairs subject to procedure stipulated by the Statute;

- take part in distribution of the Company's profit and obtain a part thereof (dividends). Right to obtain the part of profit (dividends) pro rata to the share of each participant shall be conferred to persons being the Company's shareholders as at the date of beginning of the dividend payment period);
- obtain all information on their personal accounts, as well as the information on the Company's activity. Upon request of the participant, the Company shall provide him/her with annual balance sheets, reports on the Company's activity, and minutes of the meetings for examination;
- be withdrawn from the Company as stipulated by the law;
- obtain the part of the Company's property value in the event of its liquidation pro rata to par value of Company's shares belonging thereto;
- sell, grant as a gift, exchange, pledge, devolve, make a will towards all shares owned by them or any part thereof;
- enjoy priority right to purchasing the Company's shares of future issues;
- transfer control of their shares (including voting right) to other person;
- enjoy any other rights always in compliance with the current legislation.

2.5. There are no shares belonging to the Company itself, its branches and associated enterprises.

2.6. Founders of the Company are the State represented by the State Property Fund of Ukraine and organization of leaseholders of the Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht, registered by the order of the Executive Committee of the Dnipropetrovsk Municipal Council of People's Deputies on December 30, 1992 No. 1205-p. As at 31.12.2007, the State Property Fund of Ukraine has no ordinary registered shares of the Company in its ownership; labor collective owns 2 324 899 ordinary registered shares comprising 4,31 % of the Authorized (Aggregate) Capital.

2.7. As at 31.12.2007, members of the executive organ of the Company own 2 015 688 shars comprising 3,74 % of the Authorized (Aggregate) Capital. List of persons which share in the Authorized (Aggregate) Capital exceeds 5 %:

- OJSC "Interregional Stock Union" (nominee holder).

3. There are no shares reserved for issue in accord with options and other contracts.

4. Since preference shares were not issued, no dividends were paid thereon.

5. There are no dividends included (not included) into the structure of liabilities which were foreseen but actually not approved in the reporting period.

Director	______________ (Signature)	Andriy Mykolayovych Korotkov (Name)
Chief Accountant	______________ (Signature)	Iryna Volodymyrivna Sokolova (Name)

Seal

III. Capital investments

Name of index	Code of line	For the year	As at the end of the year
1	2	3	4
Capital construction	280	56715,0	64961,0
Purchasing (manufacturing) of fixed assets	290	6094,0	2783,0
Purchasing (manufacturing) of other non-current tangible assets	300	672,0	162,0
Purchasing (creation) of intangible assets	310	7092,0	1650,0
Formation of basic herd	320	0,0	0,0
Other	330	0,0	0,0
Total	340	70573,0	69556,0

IV. Financial investments

Name of index	Code of line	For the year	As at the end of the year	
			Long-term investments	Current investments
1	2	3	4	5
A. Financial investments by the method of participation in capital of: Associated enterprises	350	0,0	0,0	0,0
Branch establishments	360	0,0	0,0	0,0
Joint activity	370	0,0	0,0	0,0
Б. Other financial investments into: shares in the authorized capital of other enterprises	380	-8455,0	339,0	0,0
shares	390	0,0	0,0	0,0
bonds	400	0,0	0,0	0,0
others	410	0,0	0,0	0,0
Total (section A + section Б)	420	-8455,0	339,0	0,0

Line 045 column 4 of Balance sheet	Other long-term financial investments are reflected: at cost	(421)	339,0
	at fair value	(422)	0,0
	at depreciated cost	(423)	0,0
Line 220 column 4 of Balance sheet	Current financial investments are reflected: at cost	(424)	0,0
	at fair value	(425)	0,0
	at depreciated cost	(426)	0,0

V. Incomes and expenditures

Name of index	Code of line	Incomes	Expenditures
1	2	3	4
A. Other operating incomes and expenditures Operating lease of assets	440	4351,0	0,0
Operating exchange difference	450	21713,0	13551,0
Selling of other current assets	460	106977,0	83810,0
Penalties, fines, forfeits	470	150,0	46737,0
Maintenance of housing, communal and social objects	480	4214,0	2959,0
Other operating incomes and expenditures	490	1104684,0	1121843,0
including: deductions to reserve of bad debts	491	X	0,0

1	2	3	4
non-productive costs and expenditures	492	X	0,0
Б. Incomes and costs from participation in capital under investments in: Associated enterprises	500	0,0	0,0
Branch establishments	510	0,0	0,0
Joint activity	520	0,0	0,0
B. Other financial incomes and expenditures Dividends	530	0,0	X
Interest	540	X	52982,0
Financial lease of assets	550	0,0	0,0
Other financial incomes and expenditures	560	0,0	0,0
Г. Other incomes and expenditures Selling of financial investments	570	50952,0	42299,0
Selling of non-current assets	580	5105,0	518,0
Selling of property units	590	0,0	0,0
Non-operating exchange difference	600	0,0	0,0
Assets obtained free of charge	610	732,0	X
Non-current assets writing-off	620	X	380,0
Other incomes and expenditures	630	246248,0	182388,0

Barter transactions with products (goods, works, services) (631) 0,0

Part of income from selling products (goods, works, services) on barter contracts with related parties (632) 0 %

VI. Cash funds

Name of index	Code of line	As at the end of the year
1	2	3
Funds in cash	640	22,0
Current account with the bank	650	12694,0
Other bank accounts (letters of credit, cheque-books)	660	0,0
Cash funds in transit	670	0,0
Cash equivalents	680	0,0
Total	690	12716,0

Line 070 Column. 4 of Balance sheet Cash funds usage of which is limited (691) 0,0

VII. Provisions and reserves

Categories of provisions and reserves	Code of line	Balance at the beginning of the year	Increases for reporting year		Used in the reporting year	Reversed used amount in the reporting year	Amount of expected reimbursement of costs by other party taken into account during estimation of security	Balance at the end of the year
			Accrued (created)	Additional deductions				
1	2	3	4	5	6	7	8	9
Provisions for payments of employees vacations	710	12273,0	26582,0	0,0	25225,0	0,0	0,0	13630,0
Provisions of future payments towards additional pension support	720	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Provisions of future payments towards meeting of guarantee obligations	730	180,0	0,0	0,0	180,0	0,0	0,0	0,0

1	2	3	4	5	6	7	8	9
Provisions of future costs towards restructuring	740	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Provisions of future costs connected with fulfillment of obligations under onerous contracts	750	0,0	0,0	0,0	0,0	0,0	0,0	0,0
	760	0,0	0,0	0,0	0,0	0,0	0,0	0,0
	770	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Bad debt reserve	775	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Total	780	12453,0	26582,0	0,0	25405,0	0,0	0,0	13630,0

VIII. Inventories

Name of index	Code of line	Book value at the year end	Revaluation during the year	
			Increase in net seling value*	Discounting
1	2	3	4	5
Raw stuff and materials	800	191098,0	0,0	0,0
Purchased semi-finished products and components	810	18216,0	0,0	0,0
Fuel	820	14456,0	0,0	0,0
Containers and packing materials	830	1613,0	0,0	0,0
Building materials	840	0,0	0,0	0,0
Spare parts	850	42248,0	0,0	0,0
Materials used for agricultural needs	860	0,0	0,0	0,0
Rearers and fatteners	870	0,0	0,0	0,0
Low-value and high-wear articles	880	67716,0	0,0	0,0
Goods-in-process	890	132221,0	0,0	0,0
1	2	3	4	5
Finished products	900	113355,0	0,0	0,0
Goods	910	185,0	0,0	0,0
Total	920	581108,0	0,0	0,0

* Determined by p. 28 of Regulation 9 (Standard) of Accounting "Inventories".

Line 920 column 3	Book value of inventories: reflected at net selling value	(921)	0,0
	transferred for processing	(922)	4048,0
	Pledged	(923)	0,0
	transferred for commission	(924)	53431,0
Assets in responsible storage (off-balance account 02)		(925)	0,0

IX. Accounts receivable

Name of index	Code of line	Total at the end of the year	Incl.that by periods of non-repayment		
			Up to 3 months	From 3 to 6 months	From 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works, services	940	801658,0	799370,0	1079,0	1209,0
Other current accounts receivable	950	28824,0	28824,0	0,0	0,0

Bad accounts receivable written off in the reporting year	(951)	309,0
Lines 930 and 950 column 3 Indebtedness with related parties	(952)	0,0

X. Deficiencies and losses resulting from spoilage of values

Name of index	Code of line	Amount
1	2	4
Deficiencies and losses revealed (written off) for the year	960	277,0
Recognized as debt of persons in fault in the reporting year	970	0,0
Amount of deficiencies and losses, on which final decisions as to persons in fault are not made as at the end of the year (off-balance account 072)	980	131,0

XI. Construction contracts

Name of index	Code of line	Amount
1	2	4
Income under construction contracts for the reporting year	1110	0,0
Debt as at the end of reporting year:		
gross debt of customers	1120	0,0
gross debt to customers	1130	0,0
debt on received advances	1140	0,0
Amount of deferred funds at the year end	1150	0,0
Cost of works fulfilled by subcontractors on outstanding construction contracts	1160	0,0

XII. Profit tax

Name of index	Code of line	Amount
1	2	4
Current profit tax	1210	247149,0
Deferred tax assets: as at the beginning of reporting year	1220	113970,0
as at the end of reporting year	1225	174210,0
Deferred tax liabilities: as at the beginning of reporting year	1230	0,0
as at the end of reporting year	1235	293574,0
Reflected in the Income Statement - Total	1240	186909,0
including: current profit tax	1241	247149,0
decrease (increase) in deferred tax assets	1242	-60240,0
increase (decrease) in deferred tax liabilities	1243	0,0
Reflected in the Equity Capital - Total	1250	293574,0
including: current profit tax	1251	0,0
decrease (increase) in deferred tax assets	1252	0,0
increase (decrease) in deferred tax liabilities	1253	293574,0

XIII. Usage of depreciation charges

Name of index	Code of line	Amount
1	2	4
Accrued during reporting year	1300	210280,0
Used throughout the year - Total	1310	0,0
including: construction of objects	1311	0,0
purchasing (manufacturing) and improvement of fixed assets	1312	210120,0
incl. machines and equipment	1313	0,0
purchasing (creation) of intangible assets	1314	48,0
repayment of loans received for capital investments	1315	0,0
	1316	0,0
	1317	0,0

Director ____________ Andriy Mykolayovych Korotkov
(Signature) (Name)

Chief Accountant ____________ Iryna Volodymyrivna Sokolova
(Signature) (Name)

Seal

Attachment 20

File No.82-4814

			CODES
		Date	31.12.2007
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private ownership	by KFV	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	**Thousand UAH**	Check sum	
Average annual number of employees	8 415		

NOTES TO ANNUAL FINANCIAL STATEMENTS (CONSOLIDATED) FOR THE YEAR 2007

I. Intangible assets

Form No. 5 Code by DCUD 1801008

Groups of intangible assets	Code of line	Balance at the beginning of the year		Received during the year	Revaluation (increase in value +, discount -) of:		Withdrawn during the year		Depreciation accrued for the year	Losses from decrease in useful life for the year	Other changes throughout the year in:		Balance at the end of the year	
		Original (revalued) cost	Accumulated depreciation		Original (revalued) cost	Accumulated depreciation	Original (revalued) cost	Accumulated depreciation			Original (revalued) cost	Accumulated depreciation	Original (revalued) cost	Accumulated depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Right to use natural resources	010	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to use property	020	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to trademarks for goods and services	030	25,0	15,0	0,0	0,0	0,0	0,0	0,0	3,0	0,0	0,0	0,0	25,0	18,0
Rights to industrial property subjects	040	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Copyrights and related rights	050	467,0	307,0	3 001,0	0,0	0,0	0,0	0,0	45,0	0,0	0,0	0,0	3 468,0	352,0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
	060	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other intangible assets	070	7,0	3,0	0,0	0,0	0,0	7,0	6,0	3,0	0,0	0,0	0,0	0,0	0,0
Total	**080**	**499,0**	**325,0**	**3 001,0**	**0,0**	**0,0**	**7,0**	**6,0**	**51,0**	**0,0**	**0,0**	**0,0**	**3 493,0**	**370,0**

Line 080 column 14	cost of intangible assets concerning which there is a restriction of the right of ownership	(081)	0,0
	cost of intangible assets pledged	(082)	0,0
	cost of intangible assets created by the enterprise	(083)	0,0
Line 080 column 5	cost of intangible assets received at the expense of target allocations	(084)	0,0
Line 080 column 15	accumulated depreciation of intangible assets for which there is a restriction of the right of ownership	(085)	0,0

II. Fixed assets

Groups of tangible assets	Code of line	Balance at the beginning of the year		Received during the year	Revaluation (increase in value +, discount -) of		Withdrawn during the year		Depreciation accrued during the year	Losses from decrease in useful life	Other changes during the year in:		Balance at the end of the year		Including: received on terms of financial lease		Including: granted on operative lease	
		original (revalued) cost	wear and tear		original (revalued) cost	wear and tear	original (revalued) cost	wear and tear			original (revalued) cost	wear and tear	original (revalued) cost	wear and tear	original (revalued) cost	wear and tear	original (revalued) cost	wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Plots of land	100	3702,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	3702,0	0,0	0,0	0,0	0,0	0,0
Capital outlays for land reclamation	110	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Buildings, structures and transmitting terminals	120	507332,0	294397,0	3346,0	-229776,0	-252668,0	93,0	20,0	39870,0	0,0	-117,0	-19,0	280692,0	81560,0	0,0	0,0	0,0	0,0
Machines and equipment	130	700730,0	522905,0	5818,0	816695,0	-365289,0	529,0	56,0	156373,0	0,0	-169,0	-3,0	1522545,0	313930,0	3398,0	1244,0	0,0	0,0
Means of transport	140	19379,0	16351,0	147,0	17103,0	-7737,0	115,0	66,0	8568,0	0,0	0,0	0,0	36514,0	17116,0	1714,0	751,0	0,0	0,0
Tools, devices, inventory (furniture)	150	20204,0	12426,0	1410,0	-5898,0	-9789,0	223,0	108,0	2278,0	0,0	0,0	0,0	15493,0	4807,0	1532,0	154,0	0,0	0,0
Work and productive livestock	160	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Perennials	170	677,0	451,0	0,0	0,0	0,0	0,0	0,0	100,0	0,0	0,0	0,0	677,0	551,0	0,0	0,0	0,0	0,0
Other fixed assets	180	31498,0	18173,0	5818,0	-3858,0	-8114,0	2518,0	1515,0	2815,0	0,0	-62,0	-31,0	30878,0	11328,0	376,0	172,0	0,0	0,0
Library funds	190	15,0	9,0	10,0	0,0	0,0	0,0	0,0	12,0	0,0	0,0	0,0	25,0	21,0	0,0	0,0	0,0	0,0
Low-value non-current tangible assets	200	914,0	459,0	289,0	0,0	0,0	22,0	22,0	162,0	0,0	0,0	-2,0	1181,0	597,0	0,0	0,0	0,0	0,0
Temporary (non-title) buildings	210	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Natural resources	220	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Inventory containers	230	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rented articles	240	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other non-current tangible assets	250	0,0	0,0	267,0	0,0	0,0	0,0	0,0	51,0	0,0	346,0	52,0	613,0	103,0	0,0	0,0	0,0	0,0
Total	**260**	**1284451,0**	**865171,0**	**17105,0**	**594266,0**	**-643597,0**	**3500,0**	**1787,0**	**210229,0**	**0,0**	**-2,0**	**-3,0**	**1892320,0**	**430013,0**	**7020,0**	**2321,0**	**0,0**	**0,0**

Line 260 column 14 cost of fixed assets concerning which there is a restriction of the right of ownership as per the current legislation	(261)	0,0
cost of fixed assets pledged	(262)	1827378,0
residual cost of fixed assets temporarily not used (conservation, reconstruction etc)	(263)	0,0
residual cost of fixed assets withdrawn from operation for sale	(264)	0,0
original (revalued) cost of fully depreciated fixed assets	(265)	4903,0
Line 260 column 5 cost of fixed assets acquired at the expense of target financing	(266)	0,0
Cost of fixed assets taken on operative lease	(267)	256,0
Line 260 column 15 wear and tear of fixed assets for which restrictions of the right of ownership exist	(268)	0,0

Attachment 21

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information about changing the holders of shares to which 10 and more percent of voting shares belong

2. Text of the Notice

<u>**Contents of information:**</u>

On May 19, 2008 the issuer received the information that in accounts of holders of 10 and more percent of shares of OJSC "INTERPIPE NTP" the following changes occurred:

Legal person "INTERPIPE LIMITED" located at the address: Cyprus, Nikosia, Florinsis 11, City Forum 7th floor, P.C.1065, Reg. No. HE 170535, has purchased the shareholding, and is the holder of 31,922% of shares of OJSC "INTERPIPE NTP" with voting right.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

Signature

Seal

19.05.2008
(date)

Attachment 22

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information about changing the holders of shares to which 10 and more percent of voting shares belong

2. Text of the Notice

Contents of information:

On May 20, 2008 the issuer received the information that in accounts of holders of 10 and more percent of shares of OJSC "INTERPIPE NTP" the following changes occurred:

Legal person "INTERPIPE LIMITED" located at the address: Cyprus, Nicosia, Florinsis 11, City Forum 7th floor, P.C.1065, Reg. No. HE 170535, has sold the part of shares, and is the holder of 20,703% of shares in OJSC "INTERPIPE NTP" with voting right.

Legal person "INTERPIPE UKRAINE" Ltd., located at: 1-A Pisarzhevsky St., Dnipropetrovsk, 49005, Ukraine, Code EDRPOU 33668606, has purchased the shareholding and is the holder of 12,0627% of shares in OJSC "INTERPIPE NTP" with voting right.:

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board — A.M.Korotkov

Signature

Seal

20.05.2008
(date)

Attachment 23

File No.82-4814

"Zorya" Newspaper, dated 22.04.2008 No.45 (20763)

Dear shareholders!

OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
informs about convocation of extraordinary general meeting of shareholders
to be held on June 18, 2008 at 14-00 in the Conference hall of the Plant's office
(2nd storey of 9-storeyed engineering building) at the address:
21 Stoletov St., Dnipropetrovsk (terminal point of trolleybus service No. 15)

The agenda:

1. Making amendments and additions to the Company's Statute.

Registration shall be made at the place of the meeting – on June 18, 2008 from 11-40 to 13-40.

For participation in the meeting of shareholders, the following documents are required:

- for shareholders - identity card (passport) and document proving the share ownership.
- for representatives of shareholders – power of attorney executed in accord with the current legislation or other document stating the representative's authority, and identity card (passport), as well as document proving the share ownership.

Materials related to the agenda shall be available to shareholders, and they can review them personally, at the address: 21 Stoletov St., Dnipropetrovsk, in compliance with the current legislation of Ukraine.

Additional information can be obtained by phones: +38(0562) 35-83-47, 35-83-49.

The Board of OJSC "INTERPIPE NTP"

"Information of Governmental Committee of stock and fund market" Newspaper, dated 21.04.2008 No.77

Dear shareholders!

OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
informs about convocation of extraordinary general meeting of shareholders
to be held on June 18, 2008 at 14-00 in the Conference hall of the Plant's office
(2nd storey of 9-storeyed engineering building) at the address:
21 Stoletov St., Dnipropetrovsk (terminal point of trolleybus service No. 15)

The agenda:

1. Making amendments and additions to the Company's Statute.

Registration shall be made at the place of the meeting – on June 18, 2008 from 11-40 to 13-40.

For participation in the meeting of shareholders, the following documents are required:

- for shareholders - identity card (passport) and document proving the share ownership.
- for representatives of shareholders – power of attorney executed in accord with the current legislation or other document stating the representative's authority, and identity card (passport), as well as document proving the share ownership.

Materials related to the agenda shall be available to shareholders, and they can review them personally, at the address: 21 Stoletov St., Dnipropetrovsk, in compliance with the current legislation of Ukraine.

Additional information can be obtained by phones: +38(0562) 35-83-47, 35-83-49.

The Board of OJSC "INTERPIPE NTP"

Attachment 24

File No.82-4814

"Zorya" Newspaper, dated 03.06.2008 No.60 (20778)

To the attention of shareholders of
OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"

In accord with Article 43 of the Law of Ukraine "On Economic Societies", by request of the shareholder having more than 10% of votes, the additional items are included into the agenda of extraordinary General Meeting of shareholders of OJSC "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" to be held on June 18, 2008 at 14:00 in the Conference hall of the Plant's office (2nd storey of 9-storeyed engineering building) at the address: 21 Stoletov St., Dnipropetrovsk (terminal point of trolleybus service No. 15):

2. Liquidation of separate subdivision "Trading House".

(Announcement on the agenda of the said extraordinary general meeting of shareholders was published in the newspapers "Vidomosti DKCPFR" – Bulletin of the State Committee for Securities and Stock Market – No.77 as of April 21, 2008, and "Zorya" No.45 as of April 22, 2008).

Additional information can be obtained by phone: +38(0562) 35-83-47.

The Board of OJSC "INTERPIPE NTP"

"Information of Governmental Committee of stock and fund market" Newspaper, dated 04.06.2008 No.106

To the attention of shareholders of
OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"

In accord with Article 43 of the Law of Ukraine "On Economic Societies", by request of the shareholder having more than 10% of votes, the additional items are included into the agenda of extraordinary General Meeting of shareholders of OJSC "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" to be held on June 18, 2008 at 14:00 in the Conference hall of the Plant's office (2nd storey of 9-storeyed engineering building) at the address: 21 Stoletov St., Dnipropetrovsk (terminal point of trolleybus service No. 15):

2. Liquidation of separate subdivision "Trading House".

(Announcement on the agenda of the said extraordinary general meeting of shareholders was published in the newspapers "Vidomosti DKCPFR" – Bulletin of the State Committee for Securities and Stock Market – No.77 as of April 21, 2008, and "Zorya" No.45 as of April 22, 2008).

Additional information can be obtained by phone: +38(0562) 35-83-47.

The Board of OJSC "INTERPIPE NTP"

Attachment 25

File No.82-4814

MINUTES No. 9
of extraordinary general meeting of shareholders of
OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"

Dnipropetrovsk June 18, 2008

The Chairman of the Board Mr. Andriy Mykolayovych Korotkov welcomes shareholders and their representatives present.

The Chairman of the Board informs that registration of all shareholders and their representatives who arrived at extraordinary general meeting was performed by the Company's Registrar, namely, "Sigma Register" Limited Liability Company.

Representative of the Registrar Mrs. Yevgeniya Ivanivna Zorenko announced the Minutes on results of registration of shareholders arrived at the meeting.

The Registration Committee has duly performed registration of participants of extraordinary general meeting of shareholders of OJSC "INTERPIPE NTP".

Registration began at: 11-40

Registration ended at: 13-40

The participants were registered on the basis of the register of owners of registered securities of OJSC "INTERPIPE NTP" drawn up as at the date of holding the extraordinary general meeting of shareholders on June 18, 2008. The register of owners of registered securities was executed in 5 parts on 256 sheets, stitched, numbered and sealed with the seal of "Sigma Register" Limited Liability Company, the registrar of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT".

According to the Company's Statute, total number of votes is 53 885 000.

The Registration Committee has ascertained that:

For participation in extraordinary general meeting of shareholders with the right to vote 33 participants (shareholders and representatives thereof) were registered, who represent 45 522 320 votes, making 84,48 % of total number of votes.

According to Article 41 of the Ukrainian Law "On Economic Societies", the extraordinary general meeting of shareholders is legally qualified and there is a quorum present for holding the general meeting.

Additional information:

For solving the items of agenda which require simple majority of votes the required number of votes is 22 761 161.

For solving the items of agenda which require $^3/_4$ of total number of votes of registered participants, the required number of votes is 34 141 741.

The Chairman of the Board announces to shareholders that

the meeting is declared opened.

The Chairman of the Board motioned to submit for approval the membership of the Returning Board. It was suggested to elect the following persons to the Returning Board:

V.Ya. Bezbakh, V.V. Boyko, O. Ya. Grib, K. O. Doroshenko, O. G. Dubich, A. A. Kirichenko, O.V.Kucherenko, L.I. Nedashkivs'ka, T. M. Rublevska, S. V. Tylnyi, I. P. Sapunova, Yu. I. Soroka, L.G.Staroverova.

The Chairman of the Board brings to the notice of the attendance that before the Returning Board is elected, the votes on the issues to be considered at the extraordinary general meeting of shareholders are counted by the Registrar. It was motioned to put to the vote the issue of approval of suggested Returning Board members by blanket ballot. There were no other motions as to the voting procedure. The Registrar was suggested to proceed to work on counting of votes as to the suggested membership of the Returning Board.

The voting took place.

Representative of the Registrar Mrs. Yevgeniya Ivanivna Zorenko was let have the floor to read out the voting results.

It was resolved

To approve the suggested membership of the Returning Board of extraordinary general meeting of shareholders of OJSC "INTERPIPE NTP" including the persons below:

V.Ya. Bezbakh, V.V. Boyko, O. Ya. Grib, K. O. Doroshenko, O. G. Dubich, A. A. Kirichenko, O.V.Kucherenko, L.I. Nedashkivs'ka, T. M. Rublevska, S. V. Tylnyi, I. P. Sapunova, Yu. I. Soroka, L.G.Staroverova.

Voting results according to the Minutes of the votes counting by the Registration Committee:

"Pro"	-	45 522 320	votes, amounting to	100	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	unavailable			

The resolution is passed.

Mr. S. V. Tylnyi, Member of the Returning Board, was let have the floor to read out Minutes No.1 of the Returning Board of the extraordinary general meeting of shareholders of OJSC "INTERPIPE NTP" as of June 18, 2008.

Mr. S. V. Tylnyi: According to the Minutes No.1 of the Returning Board of the extraordinary general meeting of shareholders of OJSC "INTERPIPE NTP" as of June 18, 2008.

Resolved:

Mr. Sergiy Vasylyovych Tylnyi be elected Chairman of the Returning Board.

Mrs. Lyudmila Ivanivna Nedashkivs'ka be elected Secretary of the Returning Board.

The Chairman of the Board suggested that the elected Returning Board proceeds to work on counting of votes when voting for further issues to be considered at the extraordinary general meeting of shareholders.

It was motioned by the Chairman of the Board to elect Mr. Yevgen Vasylyovych Gorb the Chairman of the extraordinary general meeting of shareholders. No other motions followed. The issue was put to vote. The Returning Board was suggested to count the votes.

Resolved:

That Mr. Yevgen Vasylyovych Gorb be elected Chairman of the Meeting.

Voting results according to the Minutes No.2 of the votes counting by the Returning Board:

"Pro"	-	45 522 320	votes, amounting to	100	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	unavailable			

The resolution is passed.

Mr. Ye. V. Gorb proceeded to perform functions of the Chairman of the Meeting.

The Chairman of the Meeting motioned to put to vote the issue of electing the Secretary and Secretariat of the Meeting. The Chairman of the Meeting proposed to elect Mrs. L.G.Bondarenko the Secretary of the Meeting, with a Secretariat composed of the following members, as suggested by the Organization Committee: A. V. Shtanko, L.B.Khomenko, O. V. Shtanko. No other motions as to the Secretary of the Meeting and Secretariat candidatures followed. The issue was put to vote. The Returning Board was suggested to count the votes.

Resolved:

That Mrs. Lyudmila Grygorivna Bondarenko be elected Secretary of the Meeting, with a Secretariat membership as motioned:

- Anna Valerivna Shtanko;
- Larysa Borysivna Khomenko;
- Olena Valerivna Shtanko.

Voting results according to the Minutes No.3 of the votes counting by the Returning Board:

"Pro"	-	45 522 320	votes, amounting to	100	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	unavailable			

The resolution is passed.

The Chairman of the Meeting offered the elected Secretary and Secretariat to take the specially allocated places and proceed to performing their functions.

The Chairman of the Meeting motioned to put to approval the following membership of the Drafting Committee as suggested by the Organization Committee: Mrs. N. O. Golikova, representative of shareholder, Mrs. L.P.Skosareva, shareholder.

No other motions as to the Drafting Committee candidatures followed. The issue was put to vote. The Returning Board was suggested to count the votes.

Resolved:

That the Drafting Committee be elected in the following membership:

- Mrs. Natalia Oleksandrivna Golikova;
- Mrs. Lyudmila Pavlivna Skosareva.

Voting results according to the Minutes No.4 of the votes counting by the Returning Board:

"Pro"	-	45 522 320	votes, amounting to	100	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	unavailable			

The resolution is passed.

The Chairman of the Meeting offered the following procedure of considering the items of agenda and regulations of extraordinary general meeting of shareholders:

1. Making amendments and additions to the Company's Statute (reporter: Mrs. Natalia Oleksandrivna Golikova, Head of Department for legal and contractual work) – up to 5 minutes.
2. Liquidation of separate subdivision "Trading House" of OJSC "INTERPIPE NTP" (reporter: Mr. Oleksandr Ivancvych Nakhod, Finance and Economy Director) – up to 5 minutes.

Debate speeches – up to 3 minutes.

The meeting shall be held without any breaks.

Questions to the reporters and motions to be submitted to the Secretariat in writing.

No other motions as to the procedure of consideration of items of the agenda and regulations of the general meeting of shareholders followed.

The Chairman's motion as to the procedure of considering items of the agenda and regulations of the general meeting of shareholders was put to vote. The Returning Board was offered to proceed to the counting of votes

Resolved:

That the suggested procedure of considering items of the agenda and regulations of the extraordinary general meeting of shareholders of OJSC "INTERPIPE NTP" be approved.

Voting results according to the Minutes No.5 of the votes counting by the Returning Board:

"Pro"	-	45 522 320	votes, amounting to	100	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	unavailable			

The resolution is passed.

Passing of resolutions on procedural matters was completed, and the meeting proceeded to considering the items of agenda of the general meeting of shareholders.

<u>I. First agenda item</u>

LISTENED TO:

Speech of Mrs. N. O. Golikova, Head of Department for legal and contractual work, on making amendments and additions to the Company's Statute.

The reporter Mrs. N. O. Golikova offered a draft resolution on the said item.

No other draft resolutions or amendments to draft resolution, announced by the reporter, followed as to this item of agenda. The draft resolution motioned by the reporter was put to vote. The Returning Board was offered to count the votes.

RESOLVED:

1. To make to the Statute of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" the amendments and additions as below and to approve them:

Paragraphs below in Article 5 of the Company's Statute shall be stated in revised version:

5.1. The Authorized (aggregate) capital of the Company shall be equal to 100 000 000 (one hundred million) UAH.

5.2. The Authorized (aggregate) capital shall be divided into 400 000 000 (four hundred million) ordinary registered shares of 0,25 UAH par value each

2. To commit the Chairman of the Meeting Mr. Ye. V. Gorb to sign the approved amendments to the Statute of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" (by stating it in revised version).

Voting results according to the Minutes No.6 of the votes counting by the Returning Board:

"Pro"	-	45 522 320	votes, amounting to	100	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	unavailable			

The resolution is passed.

<u>II. Second Item of the Agenda</u>

LISTENED TO:

Speech of Mr. O. I. Nakhod, Finance and Economy Director, on liquidation of separate subdivision "Trading House" of OJSC "INTERPIPE NTP".

The reporter offered a draft resolution on the said item. No other draft resolutions or amendments to draft resolution, announced by the reporter, followed as to this item of agenda. The draft resolution motioned by the reporter was put to vote. The Returning Board was offered to count the votes.

RESOLVED:

1. To liquidate the SEPARATE SUBDIVISION "TRADING HOUSE" OF OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT".

2. To commit Mrs. Natalia Leonidivna Novokreschena, Director of SEPARATE SUBDIVISION "TRADING HOUSE" OF OJSC "INTERPIPE NTP" to take appropriate measures connected with liquidation.

Voting results according to the Minutes No.7 of the votes counting by the Returning Board:

"Pro"	-	45 522 320	votes, amounting to	100	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	unavailable			

The resolution is passed.

The Chairman of the meeting gives the floor to Mrs. L. G. Bondarenko, Head of Investment Department, for answering the written questions of the meeting participants.

The Chairman of the meeting Mr. Ye. V. Gorb puts the following questions to the meeting participants:

Are you satisfied with answers on your questions? Yes.

Have you any remarks concerning procedure of holding the meeting? No.

Thank you for the work done.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" IS

DECLARED CLOSED

Chairman of Shareholders' Meeting ______(signature)______ Ye. V. Gorb

Secretary of Shareholders' Meeting ______(signature)______ L. G. Bondarenko

Seal

Attachment 6

File No.82-4814

2009 ... 22 A 7:04

MINUTES № 13
of the general stockholders' meetings of
OPENED JOINT-STOCK COMPANY
"INTERPIPE NIZHNYODNIPROVS'KY TUBE-ROLLING PLANT"

Dnipropetrovs'k 18 March 2008

Head of the Board of directors Korotkov Mykola Andriyovych welcomes those present in the hall and their representatives.

Head of the Board of directors informs that registration of all stockholders and their representatives, which arrived at general meetings, has been conducted by the registrar of the Company – Limited Liability Company"SigmaReyestr ".

Registrar's representative Zorenko Yevgeniya Ivanivna has read out the Minutes as to the results of stockholders' registration, which arrived at the meeting.

Registration commission has conducted the registration of the participants of the general OJSC «INTERPIPE NTRP».stockholders' meetings

Opening time of registration: 11-40

Closing time of registration: 13-40

Registration of the participants was conducted on the basis of the holders' register of OJSC «INTERPIPE NTRP» registered securities, made up at the time of the regular general stockholders' meetings, held 18th March 2008. Register of the holders of registered securities has been made in 5 parts on 254 pages, stamped, numbered and sealed by the registrar of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT» - Limited Liability Company «Sigma Reyestr».

In accordance with the Company's Statute a total number of votes amounts to 53 885 000.

The number of bought out stocks, which are registered on issuer's personal account and do not participate in voting amounts to 43 815.

Registration commission has resolved as follows:

For participation in general stockholders' meetings with voting authority 76 participants have been registered (stockholders and their representatives), which represent51 820 940 votes, amounting to 96,248% stocks with voting authority.

According to article 41 of the «Company law» of Ukraine, the general stockholders' meetings are legally qualified; the quorum for holding the general meetings is available.

Additional information:

In order to resolve the issues of the agenda, which call for ordinary majority of votes, the necessary number of votes shall amount to 25 910 471.

In order to resolve the issues of the agenda, which call for $^3/_4$ of the total number of registered participants' votes, the necessary number of votes shall amount to 38 865 706.

Head of the Board of directors shall inform the stockholders that the

Meetings are declared to be opened.

In accordance with a proposal of the Head of the board, the members of the counting board shall be submitted for approval. The persons who are proposed to be included in the panel of the counting board shall be as follows:

Bezbakh V.Ya., Boiko V.V., Gryb O.Ya., Doroshenko K.O., Doubich O.G., Kirichenko A.A., Koucherenko O.V., Monina N.O., Nedashkivs'ka L.I., Pikoush I.V., Roublevs'ka T.M., Sapunova I.P., Soroka Yu.I., Staroverova L.G.

Head of the board of directors informs that prior to election of the counting board, the votes which participate in the voting procedure, relating to issues submitted for consideration of the general stockholders' meetings, shall be counted by the Registrar. The issue as to approval of the proposed panel of the counting board, i.e. by blanket ballot is proposed to put to the vote. Other proposals voting procedure have not been received. The Registrar is proposed to start counting the votes as to approval of the proposed panel of the counting board.

The voting procedure has been held.

In order to announce the results of the voting the floor is given to Registrar's representative – Zorenko Yevgeniya Ivanivna.

A decision has been made to:

Approve the proposed panel of the counting board of the general OJSC «INTERPIPE NTRP» stockholders' meetings which includes:

Bezbakh V.Ya., Boiko V.V., Gryb O.Ya., Doroshenko K.O., Doubich O.G., Kirichenko A.A., Koucherenko O.V., Monina N.O., Nedashkivs'ka L.I., Pikoush I.V., Roublevs'ka T.M., Sapunova I.P., Soroka Yu.I., Staroverova L.G.

Results of the voting as per the Minutes of Registration Commission responsible for the votes:

"Pro"	-	51 819 282	votes, amounting to	99,9968	%
"Con"	-	unavailable			
"Abstained"	-	1 645	votes, amounting to	0,0032	%
"Did not participate in voting"	-	13	votes, amounting to	0,0000	%

Decision has been made.

The floor has been given to the member of the counting board Pikoush I.V. in order to read out the Minutes №1 of the general OJSC «INTERPIPE NTRP» stockholders' meetings dated 18 March 2008.

Pikoush I.V.: As per the Minutes №1 of the meetings of the counting board of the general OJSC «INTERPIPE NTRP» stockholders' meetings dated 18 March 2008.

A decision has been made to:

Elect Pikoush Iryna V'yacheslavivna to be the head of the counting board.

Elect Nedashkivs'ka Lyudmyla Ivanivna to be the secretary of the counting board.

Head of the board of directors proposes the elected counting board to proceed to counting the votes by voting for the following issues, which are submitted for consideration of the general stockholders' meetings.

Head of the board of directors proposes to elect Gorb Evgen Vasylyovych to be the head of the general stockholders' meetings. Other proposals have not been received. The issue has been put to the vote. The counting board has been proposed to count the votes.

A decision has been made to:

Elect Gorb Evgen Vasylyovych to be the head of the meetings.

Results of the voting as per the Minutes № 2 of the counting commission responsible for the votes:

"Pro"	-	51 818 065	votes, amounting to	99,9945	%
"Con"	-	unavailable		-	
"Abstained"	-	543	votes, amounting to	0,0010	%
"Did not participate in voting"	-	2 332	votes, amounting to	0,0045	%

Decision has been made.

Gorb E.V. has taken up his duties of the head of the meetings.

In accordance with the proposal of the head of the meetings the issue as to election of the secretary of the meetings and the secretariat shall be put to the vote. Head of the meetings proposes to elect Bondarenko L.G. to be the secretary of the meetings and the secretariat, composed of those persons, which had been proposed by organizing committee: Shtan'ko A.V., Khomenko L.B., Shtanko O.V. Other proposals as to candidacy of the secretary of the meetings and those of the secretariat have not been received. The issue has been put to the vote. The counting board has been proposed to count the votes.

A decision has been made to:

Elect Bondarenko Lyudmyla Grygorivna to be the secretary of the meetings and the secretariat which includes:

- Shtan'ko Anna Valeriyivna;
- Khomenko Larysa Borysivna;
- Shtan'ko Olena Valeriyivna.

Results of the voting as per the Minutes № 3 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Head of the meetings has proposed the elected secretary of the meetings and the secretariat to take their seats assigned for this purpose and take up their duties.

In accordance with proposal of the Head of the meetings the panel of editorial board, proposed by organizing committee which includes the stockholder's representative Golikova N.O. and stockholder Skosareva L.P shall be submitted for approval.

Other proposals as to candidacy of the editorial board have not been received. The issue has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

Elect the editorial board which includes:

- Golikova Nataliya Oleksandrivna;
- Skosareva Lyudmyla Pavlivna.

Results of the voting as per the Minutes № 4 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Head of the meetings has proposed the following procedure for consideration of the issues of the agenda and the time-limit for holding the general stockholders' meetings:

1. Approval of the report of the Company's Board of directors as to the results of business activity for 2007 and approval of the main trends of the Company's activity in 2008 (speaker- the Head o the board of directors - Korotkov Andriy Mykolayovych) – up to 20 minutes.
2. Approval of the report and findings of the Company's Audit Committee as to audit results of the Company's financial and business activity for 2007 (speaker - the head of the general meetings Gorb Evgen Vasylyovych) – up to 10 minutes.
3. Approval of the annual financial reports for 2007 and the results of the Company's financial and business activity in 2007 (speaker - the director for finance and economics Nakhod Oleksandr Ivanovych) – up to 15 minutes.
4. Approval of profit distribution procedure, term and dividend payment procedure (speaker-director for finance and economics- Nakhod Oleksandr Ivanovych) – up to 5 minutes.
5. Approval of the main indices of the Company's financial and business activity as of 2008 (speaker – director for finance and economics- Nakhod Oleksandr Ivanovych) - up to 10 minutes.
6. Approval of the limits as to providing the guarantees under liabilities of third persons in 2008 (speaker - director for finance and economics Nakhod Oleksandr Ivanovych) – up to 5 minutes.
7. Recall and election of the members of the Company's Supervisory board (speaker – head of division for legal and contractual work - Golikova Nataliya Oleksandrivna) – up to 5 minutes.
8. Recall and election of the members of the Company's Audit commission (speaker- member of the Board of directors Akhremenko Vitaly Oleksiyovych) – up to 5 minutes.
9. Recall of the Company's Board of directors (speaker – head of the division for legal and contractual work Golikova Nataliya Oleksandrivna) – up to 5 minutes.
10. Increase of the amount of the Company's statutory capital by means of increase in a number of stocks at par value on account of additional fees (speaker - director for finance and economics Nakhod Oleksandr Ivanovych) – up to 5 minutes.
11. Closed (private) floatation of stocks and approval of the Minutes as to closed (private) floatation cf stocks. Approval of others investors' listing, amongst which the floatation of stocks is speci-

fied, on which the decision for their floatation has been made. Determination of an authorized body and persons and giving them the relevant authorities with closed (private) floatation of stocks (speaker director for finance and economics - Nakhod Oleksandr Ivanovych) – up to 15 minutes.

Authorize the head of the meetings Gorb E.V. to familiarize the participants of the meetings with the report and findings of Audit commission on the basis of declaration received from the head of Audit commission Zhitchenko Valentina Volodymyrovycha, who cannot be personally present at these stockholders' meetings in view of the loss of his close relative.

Time limit of the speakers in debatesup to 3 minutes.
Meetings shall be held without break.
Questions to speakers and proposals shall be submitted to secretariat in writing.

Other proposals as to procedure for reviewing the issues of the agenda and the time-limit for holding the general stockholders' meetings have not been received.

The proposals of the Head of the meetings as to review of the issues of the agenda and the time-limit for holding the general stockholders' meetings have been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

Approve the proposed procedure for reviewing the issues of the agenda and the time-limit for holding the general OJSC «INTERPIPE NTRP» stockholders' meetings

Results of the voting as per the Minutes № 5 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Decision-making on procedural issues has been finished, proceeded to review the issues of the agenda of the general stockholders' meetings.

I. From the first issue of the agenda

LISTENED TO:

Report of the head of the Board of directors Korotkov A.M. concerning the statement of the Company's Board as to results of business activity for 2007 and approval of the main trends of the Company's activity in 2008.

Head of the meetings has proposed the draft decision. Other draft decisions or amendments to it, read out by the Head of the meetings, for this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

1. Approve the report of the Company's Board as to results of the Company's business activity for 2007.

2. Approve the main trends of the Company's activity in 2008.

Results of the voting as per the Minutes № 6 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

II. From the second issue of the agenda

LISTENED TO:

The Head of the meetings Gorb E.V., who familiarized the participants of the meetings with the report and findings of Audit commission as to audit results of the company's financial and business activity.

Head of the meetings has proposed the draft decision for this issue. Other draft decisions or amendments to it, read out by the Head of the meetings, for this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

Approve the report and findings of the Company's Audit commission as to audit results of the Company's financial and business activity for 2007.

Results of the voting as per the Minutes № 7 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

III . From the third issue of the agenda
LISTENED TO:

Report of the director for finance and economics Nakhod O.I. as to annual financial reporting for 2007, results of the Company's financial and business activity in 2007.

Head of the meetings has proposed the draft decision for this issue. Other draft decisions or amendments to it, read out by the head of the meetings, concerning this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

1. Approve the annual financial reporting for 2007.
2. Approve the results of the Company's financial and business activity in 2007.

Results of the voting as per the Minutes № 8 of the counting commission responsible for the votes:

"Pro"	-	51 815 038	votes, amounting to	99,9886	%
"Con"	-	1 878	votes, amounting to	0,0036	%
"Abstained"	-	4 011	votes, amounting to	0,0077	%
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

IV. From the fourth issue of the agenda
LISTENED TO:

Report of the director for finance and economics Nakhod O.I. as to profit distribution procedure, time limit and dividend payment procedure.

Speaker of the meetings has proposed the draft decision for this issue. Other draft decisions or amendments to it, read out by the speaker, for this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

1. Do not distribute net income earned for results of financial and business activity in 2007.
2. Allocations to reserve (insurance) fund shall not be made in connection with the fact that at the time when the stockholders' meetings were held, the Company's reserve (insurance) fund, formed at the rate that exceeds the amount of it specified by the law.

3. Do not approve the deadline and dividend payment procedure in connection with the fact that income to payment fund with participants (dividends) shall not be distributed.

Results of the voting as per the Minutes № 9 of the counting commission responsible for the votes:

"Pro"	-	51 563 296	votes, amounting to	99,5228	%
"Con"	-	12 050	votes, amounting to	0,0233	
"Abstained"	-	245 581	votes, amounting to	0,4738	%
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

V. From the fifth issue of the agenda

LISTENED TO:

Report of the director for finance and economics Nakhod O.I. as to the main trends of the Company's financial and business activity as of 2008.

Speaker of the meetings for this issue. Other draft decisions or amendments to it, read out by the speaker, for this issue of the agenda have not been received. The proposed draft decision has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to (fifth issue of the agenda):

Approve the main trends of the Company's financial and business activity (planned budget) as of 2008:

- net income(earnings) from sales of products - 5 800 million UAH
- cost value of products sold - 4 600 million UAH
- net profit not less than - 600 million UAH

Results of the voting as per the Minutes № 10 of the counting commission responsible for the votes:

"Pro"	-	51 817 078	votes, amounting to	99,9925	%
"Con"	-	981	votes, amounting to	0,0019	%
"Abstained"	-	2 868	votes, amounting to	0,0055	%
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

VI. From the sixth issue of the agenda

LISTENED TO:

Report Nakhod O.I. as to approval of the limits which specify providing guarantees by the company concerning the duties of third persons in 2008.

The speaker has proposed the draft decisions for this issue.

Other draft decisions or amendments to it, read out by the speaker for this issue of the agenda have not been received. The draft decision proposed by the speaker has been put to the vote and counting commission has been proposed to count the votes.

It has been made a decision:

1. Approve the limit as to providing guarantees by the Company in 2008 under liabilities of the third persons at the rate which is equivalent to 1 350 000 000 (one billion three hundred and fifty million) US dollars.

2. Approve that the above mentioned limit, shall be used exceptionally for guarantees, which are provided by the Company in 2008, as well as under the guarantee, which can be valid in 2008.

When calculating the used limit as to providing the guarantees by the Company in 2008, the guarantees, provided by the Company before the date of the general meetings (18 March 2008).should not be taken into consideration

3. Guarantees with compliance of the limit specified can be provided as liabilities for the following companies (persons):

- «INTERPIPE UKRAINA»LTD
- «INTERPIPE MANAGEMENT» LTD

- «INTERPIPE NIKO TUBE»LTD.
- OJSC «INTERPIPE NMPP»;
- «Dniprostahl» LTD.
- INTERPIPE LIMITED;
- STEEL.ONE LIMITED;
- INTERPIPE EUROPE S.A.;
- KLW Wheelco S.A;
- INTERPIPE M.E FZE;
- «INTERPIPE KAZAKHSTAN» LTD.
- «INTERPIPE -M». LTD.

Results of the voting as per the Minutes № 11 of the counting commission responsible for the votes:

"Pro"	-	51 593 365	votes, amounting to	99,5608	%
"Con"	-	100 000	votes, amounting to	0,1930	%
"Abstained"	-	127 562	votes, amounting to	0,2461	%
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

VII. From seventh issue of the agenda
LISTENED TO:
SpeechGolikova N.A. as to recall

The speaker has proposed the draft decisions for this issue.

Head of the meetings has proposed to vote using the list for recall of the members of Supervisory board, elections of nominee candidates to be appointed as members of Supervisory board – for each candidacy individually.

Other proposals for draft decisions and the voting procedure have not been received concerning each issue of the agenda by the secretariat,

Draft decisions have been put to the vote.

The counting commission has been proposed to count the votes.

A decision has been made to:

1.Recall the following members :
- stockholder Korotkova Olga Mykolayivna;
- joint-stock company "RAMELTON HOLDINGS LIMITED" which has changed its name for "INTERPIPE LIMITED" represented by Troyan Mikhailo Mykhailovych;
- Joint-stock company LTD. "Investment company "Kredit-Dnipro-Invest" represented by Bel'dyushkin Kostyantyn Oleksiyovych;

Voting by recall of the members of Supervisory board .

Results of the voting as per the Minutes № 12 of the counting commission responsible for the votes:

"Pro"	-	51 819 267	votes, amounting to	99,9968	%
"Con"	-	unavailable		-	
"Abstained"	-	616	votes, amounting to	0,0012	%
"Did not participate in voting"	-	1 057	votes, amounting to	0,0020	%

Decision has been made.

2. Elect the following stockholders to be the members of Supervisory board:
- stockholder Chernyavs'ky Olexandr Gennadiyovych;
- Joint-stock company "INTERPIPE LIMITED" represented by Khraibe Fadi Zeynovych;
- Joint-stock company LTD. "Investment company "Credit-Dnipro-Invest" represented by Rittner Frank;

Voting for election of the members of Supervisory board for each nominee candidate individually.

The result of voting in accordance with the Minutes № 12 of the meeting of counting commission responsible for counting the votes:

Voting for election of the members of Supervisory board - stockholder Chernyavs'ky Oleksandr Gennadiyovych:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Voting for election of the members of Supervisory board - Joint-stock company "INTERPIPE LIMITED" represented by Khraibe Fadi Zeynovych:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Voting for election of the members of Supervisory board – stockholder Llimited partnership "Investment Company "Credit-Dnipro-Invest" represented by Rittner Frank:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

VIII. From the eight issue of the agenda:

LISTENED TO:

Speech of the member of the board of directors Akhremenko Vitaly Oleksiyovych as to recall and election of the members of the Company's Audit commission

Speaker has proposed the draft decisions for this issue.

Head of the meetings has proposed to vote at first for recall of the member of Audit commission, and then after having received the results of voting for recalls, conduct the voting for election of nominee candidate to be appointed as the member of Audit commission.

Other draft decisions and for this issue and the voting procedure of the agenda have not been received by the secretariat

The proposed draft decisions have been put to the vote.

The counting commission has been proposed to count the votes

A decision has been made to:

1. Recall the following members from the panel of Audit commission:

- stockholder Bukatina Yuliya Anatolyiivna.

Result s of the voting as per the Minutes № 13 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

2. Elect the following stockholder to be the member of Audit commission:

- stockholder Bochanovs'ka Zhanna V'yacheslavivna.

Results of the voting as per the Minutes № 13 of the Counting commission responsible for the votes

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

<u>IX. From the tenth issue of the agenda</u>

LISTENED TO:

Speech of the head of division for legal and contractual work as to recall and election of the members of the Company's Board.

Speaker has proposed the draft decisions for this issue.

Head of the meetings has proposed to vote at first for recalls of the member of the Board, and then after having received the results of voting for recall, conduct the voting for election of nominee candidate to members of the Board.

Other draft decisions and the voting procedure for this issue of the agenda have not been received by the secretariat

The proposed draft decisions have been put to the vote.

Counting commission has been proposed to count the votes.

A decision has been made to:

1.Recall from the panel of the Board:

- Kopayev Evgen Mykhailovych.

Results of the voting as per the Minutes № 14 of the Counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Dеcision has been made.

2. Elect the member to the panel of the Board:

- Kisil Volodymyr Kostyantynovych.

Results of the voting as per the Minutes №14/1 of the counting commission responsible for the votes:

"Pro"	-	51 820 927	votes, amounting to	99,99999	%
"Con"	-	unavailable			
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

X. From the tenth issue of the agenda

LISTENED TO:

Speech of the director for finance and economics Nakhod O.I. concerning the increase of the amount of the Company's statutory capital through increase in a number of stocks of the existing nominal value on account of additional fees.

Speaker has proposed the draft decisions for this issue.

Other draft decisions or amendments to it, read out by the speaker, for this issue of the agenda have not been received. The draft decisions proposed by the speaker have been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

Increase the statutory (aggregate) capital of OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT" to 86 528 750,00 UAH. (eighty six million five hundred twenty eight thousand seven hundred and fifty hryvnya 00 kopecks) through increasing the number of stocks of the existing nominal value on account of additional fees, and issue additionally the Company's stocks in quantitative terms of 346 115 000 (three hundred forty six million and one hundred fifteen thousand) of the current nominal value of each stock with the same value 0,25 UAH (zero hryvnya 25 kopecks) in order to attract investments for further technical development of the Company and replenishment of turnover funds.

Results of the voting as per the Minutes № 15 of the counting commission responsible for the votes

"Pro"	-	51 820 741	votes, amounting to	99,9996	%
"Con"	-	186	votes, amounting to	0,00039	%
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

XI. From the eleventh issue of the agenda
LISTENED TO:

Speech of the director for finance and economics Nakhod O.I. as to closed (private) floatation of stocks and approval of the Minutes of the meeting on closed (private) floatation of stocks. Approval of other investors' list, among which the floatation of stocks is specified, on which a decision for their floatation has been made. Determination of an authorized body and persons as well as granting them the relevant authorities to ensure the closed (private) floatation of stocks»

Speaker has proposed the draft decisions for this issue.

Other draft decisions or amendments to it for this issue of the agenda, read out by the speaker, have not been received. Draft decision proposed by the speaker has been put to the vote. The counting commission has been proposed to count the votes.

A decision has been made to:

1. The stocks, on which a decision has been made for their floatation, shall be placed by means of private floatation among persons, which are the stockholders as of the date of commencement of the stock floatation of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT».

2. Do not permit the stock floatation, on which a decision has been made for their floatation among persons, as of the date of commencement of exercising one's preemptive right by the stockholders for purchase of stocks, on which a decision has been made for their floatation, shall not be the stockholders of JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT».

3. Determine an Authorized body of the Company for floatation of stocks – Board of JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT Grant an Authorized body the following authorities:

- approve the results of exercising by stockholders their preemptive right for purchase of stocks offered for floatation;
- approve the results of closed (private) floatation of stocks and reporting for the results of closed (private) floatation of stocks;
- decision making in relation to pre-term expiry date of the closed (private) floatation of stocks (in case the scheduled amount of stocks will be placed ahead of time);
- decision making as to introduction in the Minutes a resolution on closed (private) floatation of stocks (Attachment № 1 to the Minutes of the General stockholders' meetings of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT dated 18.03.2008) changes, relating to commencement and terms of the stock floatation (in case of failure to place the stocks at the time, specified in the decision);
- making decisions as to refusal to place the stocks and the return of money, paid for the stocks;

- in case if it is necessary to make a decision on the issues, relating to closed floatation of stocks held by OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT

The body authorized to place the stocks of the company for exercising authority shall be entitled to attract other governing bodies of the company, namely: Company's Supervisory board, officials, employees, as well as the Registrar of the Company.

4. Determine the persons of the Company authorized to place the stocks:

- Head of the company's board of directors Korotkov Andriy Mykolayovych;
- member of the Board of directors, director for finance and economics Nakhod Oleksandr Ivanovych.

Authorized persons shall grant the following authority in order to:

- personally inform the stockholders of decisions made by the general stockholders' meetings of the company;
- receive applications from stockholders for purchase of stocks;
- take measures to ensure exercising of the stockholders' preemptive right for purchase of stocks, in accordance with which a decision for their floatation has been made;
- take measures in order to ensure the closed (private) floatation of stocks.

Persons of the company authorized to place the stocks shall be entitled to act either in common or individually. All the documents (legally qualified), which are made (issued, received) by the persons authorized for stock floatation, can be signed by either authorized person. Only in this case they are valid.

Persons authorized to exercise their authority shall be entitled to involve other bodies of the Company, namely: the Company's Supervisory board, officials and employees, as well as the Registrar of the Company.

5..Furnishing of written confirmation by the Company stockholders as to refusal to exercise their preemptive right, after all the stockholders have been personally informed by Authorized persons of the decisions made by these general stockholders' meetings, which are not specified by the terms of floatation.

6. Exercising by the stockholders their preemptive right for purchase of stocks on which a decision has been made as to floatation as well as the closed (private) floatation of stocks (ATTACHMENT №1 to the Minutes of the stockholders' general meetings of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT» dated 18.03.2008).

7. Approve the Minutes of the decision as to closed (private) floatation of stocks using the separate Attachment (Attachment №1 to the Minutes of the stockholders' meetings of OPENED JOINT-STOCK COMPANY «INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT» dated 18.03.2008).

Results of the voting as per the Minutes №16 of the counting commission responsible for the votes

"Pro"	-	51 820 841	votes, amounting to	99,9998	%
"Con"	-	86	votes, amounting to	0,00019	%
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made

Head of the meetings has given the floor to director for finance and economics Nakhod O.I.in order to reply the written questions of participants of the meetings

Head of the meetings Gorb E.V. has addressed the participants of the meetings with questions

Is everyone satisfied with the answers to your questions? Yes.

Have you got any remarks as to procedures of the meetings? No.

Thanks for your work.

GENERAL STOCKHOLDERS' MEETINGS OF OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT

IS DECLARED TO BE CLOSED

Head of the meetings	(signature)	E.V. Gorb
Secretary of the meetings	(signature)	L.G. Bondarenko

Seal

Attachment 7

File No.82-4814

Attachment №1 to Minutes № 13 of the general stockholders' meetings of OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT" dated 18.03.2008

MINUTES OF RESOLUTION
as to closed (private) floatation of stocks of
OPENED JOINT-STOCK COMPANY
"INTERPIPE NYZHNYODNIPROVS'KY TUBE-ROLLING PLANT"

Dnipropetrovs'k 18 March 2008

In accordance with " trading companies" , "securities and stock market" Acts of Ukraine, a decision has been made on closed(private) floatation of stocks of the current nominal value of OPENED JOINT-STOCK COMPANY "INTERPIPE NYZHNYDNIPROVS'KY TUBE-ROLLING PLANT" (hereinafter referred to as – the Company), which are issued additionally.

Total number of stockholders at the time of holding the meetings, the type and the number of stocks, held by them:

Total number of stockholders as of 18 March 2008 amounts to 4 928 persons, which hold 53 841 185 (fifty three million eight hundred forty-one thousand and one hundred eighty five) common, registered documentary stocks, with nominal value 0,25 UAH (zero Hryvnya twenty five kopecks) each.

43 815 (forty three thousand and eight hundred fifteen) common, registered stocks of the company have been bought out by the Issuer.

Number of stockholders, which participate in the meetings, type and the number of stocks held by them:

76 stockholders and their representatives, which hold 51 820 940 common, registered stocks (votes), amounting to 96,248% of the total number of votes shall be allowed for participation in general stockholders' meetings of the Company on 18.03.2008

Issuer's name and its location
Full issuer's name
OPENED JOINT-STOCK COMPANY
"INTERPIPE NYZHNYDNIPROVS'KY TUBE-ROLLING PLANT"
Short issuer's name
JSC "INTERPIPE NTRP"
Code according to EDRPOU 05393116
Issuer's location
Stoletova Str, 21, Dnipropetrovs'k, Ukraine, 49081.
Communication facilities:
tel. 8 (0562) 35-91-63; 35-83-49
fax. 8 (0562) 35-91-63
e-mail: info@ntrp.interpipe.biz
WWW: www.interpipe.biz

Amount of the Company's statutory (aggregate) capital:

At the time of holding the meetings, the Company's statutory (aggregate) capital amounts to 13 471 250 (thirteen million four hundred seventy one thousand and two hundred fifty) hryvnya, divided into 53 885 000 (fifty three million eight hundred and eighty five thousand) common, registered documentary stocks, with nominal value 0,25 hryvnya. each.

Statutory (aggregate) capital, fully paid, the state portion is absent.

Objectives and subject of the Company's activity:

The main objective of the Company's activity shall be organization of effective trading activity for profit earning.

The subject of the Company's activity shall be:

- production and sales of steel, metal pipes, solid-rolled wheels, ring-type items and tyres, other industrial products, including the customer's own take-back feedstock;
- production and sales of commodities;
- making scientific research, scientific and technical developments and their implementation in production;
- development, manufacture, installation, repairs, start-and-adjustment works and maintenance of nonstandard equipment;
- production, maintenance and sales of software products;
- performance of design, engineering, experimental, working, computing operations in different areas;
- manufacture of agricultural products;
- trade and procurement, marketing and exchange activities;
- commission trade, consignment services, storage services;
- production of thermal energy, its transportation via backbone and local (distribution) heat networks and supply of thermal energy;
- power supply and power transfer;
- supply and transfer of natural gas under adjustable tariffs;
- centralized water supply and sewerage system;
- building industry (research and design works for construction, erection of load-bearing and filler structures, building and installation of engineering and transportation networks);
- rendering services of fixed telephone communication with technical maintenance and operation of telecommunications networks;
- rendering of installation services, technical maintenance of fire-protection outfit and heating systems;
- collection, stockpiling of separate types of waste as secondary raw materials;
- rendering of different services for population and enterprises, including housing & municipal, medical, consulting, expert and legal services;
- medical practice;
- wholesale and retail trade of medicines;
- wholesale and retail trading
- rendering of different everyday services for population;
- realization of training, retraining and extension of employees' and specialists' qualification;
- realization of domestic and international passenger transportations and cargoes by motor, railway and other kinds of transport, rendering of forwarding services;
- collection of solid industrial waste, which contain precious metals and gems and their waste;
- rendering of services for property protection, protection of the Company's property and access control by departmental security охороною, armed with rifled army firearms;
- production, wholesale and retail sales of ready-mixed concrete, solutions, reinforced concrete products and structures;
- manufacture and sales of personal protection equipment;
- tour operator and travel agent's activity;
- rendering of educational services in the area of non-school education;
- collection, stockpiling, utilization, metallurgical reprocessing, transportation, sales of ferrous and nonferrous scrap metal;
- engineering research, design works, engineering works in building industry;
- rendering of services for third-party organizations and enterprises in the area of technical and working expertise, metrological provision, quality control of products and work processes;
- development, production, manufacture, storage, transportation, purchase, forwarding, importation, exportation, distribution, liquidation of drugs, psychotropic substances and precursors;
- rendering of paid services for training in courses and circles
- implementation of cultural and educational activity, rendering of paid services to carry out cultural and public measures;
- therapeutic physical training and sports activity: organization and sports training of professionals and amateurs; the activity for preparation of sportsmen before any sports competitions, recognized in Ukraine.

The Company is engaged in all kinds of activity, which calls for licensing or special authorization only after the license has been obtained or special permit for these kinds of activity.

The Company pursues foreign economic relations activity as an entity of foreign economic relations activity within its purpose and the scope. The company is entitled to perform all export-import opera-

tions provided for by the law of Ukraine, as well as make up sales contracts on foreign economic relations activity, supplies, commodities exchange, operations with customer's won take-back feedstock, intermediary, commission, consignment operations, rendering of services and performance of works, storage, transportation, lease and others.

Appointment of the Company officials:

The Company officials are: the head and the members of the Company Supervisory board; head and the members of the company Board of directors; head of audit commission and the chief accountant.

Supervisory board is a collegiate body, represents the interests of stockholders during the break between general meetings, controls and regulates activity of the Board.

Supervisory board shall include:

- Kirichko Oleksandr Ivanovych – head of the Supervisory board;
- Marina Oksana Yuriyivna – deputy head of the Supervisory board;
- Esaulov Gennady Oleksandrovych – member of the Supervisory board;
- Morozov Denys Volodymyrovych – member of the Supervisory board;
- Rittner Frank - member of the Supervisory board;
- Chernyavs'ky Oleksandr Gennadiyovych – member of the Supervisory board;
- Khraibe Fadi Zeynovych – member of the Supervisory board.

Executive body of the Company, which governs its current activity, shall be the Board of directors. The Board of directors includes:

- Korotkov Andriy Mykolayovych – Head of the Board;
- Pol's'ky Georgy Mykolayovych – deputy head of the Board;
- Akhremenko Vitaly Oleksiyovych – member of the Board;
- Besednov Sergiy Victorovych – member of the Board ;
- Gorb Evgen Vasylyovych – member of the Board;
- Kisil Volodymyr kostyantynovych – member of the Board;
- Kozlovs'ky Al'fred Ivanovych – member of the Board;
- Nakhod Oleksandr Ivanovych – member of the Board;
- Sokolova Iryna Volodymyrivna – member of the Board;
- Kosoryga Inna Volodymyrivna – member of the Board;
- Potemkin Oleg Victorovych - member of the Board..

Audit of the Company's financial and economic activity, its enterprise, branches and representative offices shall be conducted by Audit commission. The head of audit commission shall be Zhitchenko Valentin Volodymyrovych.

Chief accountant of the Company shall be – Sokolova Iryna Volodymyrivna.

Floatation of earlier issued securities:

The first issue of stocks amounting to 21 554 000 (twenty one million five hundred and fifty four thousand) common, registered stocks with nominal value 0,25 hryvnya each and the total amount of 5 388 500 (five million three hundred eighty eight thousand and five hundred) hryvnya, the documentary form of issue, the certificate indicating the state registration of securities was issued by the Ministry of Finance of Ukraine dated 4 January 1995 № 2/1/95. In accordance with requirements of the State commission for securities and stock market (hereinafter called as – SCSSM) as to bringing the forms for issue of securities into conformity with current legislation, issue of stocks was re-registered and the Certificate for registration of securities № 142/04/1/98 was received dated 16 July 1998, issued by Dnipropetrovs'k territorial department of the State commission for securities and stock market.

Other issue of stocks amounting to 32 331 000 (thirty two million three hundred and thirty-one thousand) common, registered stocks, with nominal value 0,25 hryvnya each, and the total amount of 8 082 750 (eight million eighty two thousand and seven hundred fifty) hryvnya, documentary form of issue, certificate that indicates registration of securities, issued by the State commission for securities and stock market on18 March 2001 № 164/1/01.

Purpose of additional issue and floatation of stocks

Attraction of investments for further technical development of the Company and replenishment of floating funds.

Funds at the rate of 86 528 750 (eighty six million five hundred twenty eight thousand and seven hundred fifty) hryvnya, which are scheduled to be attracted from floatation of 346 115 000 (three hundred forty-six million and one-hundred fifteen thousand) common, registered stocks with nominal value 0,25 hryvnya., will be used for further technical development of the Company (80%) and replenishment of floating funds (20%).

Total nominal value of stocks, which is scheduled to be placed:

Total nominal value of stocks, which is scheduled to be placed, amounts to 86 528 750 (eighty six million five hundred twenty eight thousand and seven hundred fifty) hryvnya.

Determination of the type and the number of stocks, which is scheduled to be placed:

346 115 000 (three hundred forty-six million and one-hundred fifteen thousand) common, registered stocks is scheduled to be placed.

Nominal value of stock:

Nominal value of one stock shall be - 0,25 hryvnya.

Form of stocks:

Form of stocks – documentary, with issuing of the stock certificate for each stockholder with total nominal value of stocks held by him

Number and percentage of stockholders' votes, which make decisions on stock floatation:

In the voting procedure concerning the decision made on closed (private) floatation of stocks. Determination of authorized body and the persons by granting them the relevant authorities in order to ensure a closed (private) floatation of stocks, approval of the list of other investors, among which the stock floatation is specified, on which a decision for floatation has been made. Approval of the Minutes of resolution on closed (private) floatation of stocks.

In the voting participated – 51 820 940 votes that is equivalent to 100 % votes of stockholders being present at the meetings:

"Pro" - 51 820 841 votes, that amounts to 99,9998 percent from total amount of those present at the poll.

"Con" – 86 votes, that amounts to 0,00019 percent from total amount of those present at the poll.

"Abstained" – not available

"Did not participate in voting" – 13 votes, that amounts to 0,00001 percent from total amount of those present at the poll.

Voting procedure:

Voting at general meetings shall be conducted using an open method, by show of cards.

Voting at general meetings shall be conducted by principle: one stock – one vote.

Term and dividend payment procedure as per the Company Statute:

General stockholders' meetings of the Company determine the amount, terms and the dividend payment procedure. Dividends for stocks shall be paid to stockholders according to the results of calendar year one time a year, proportionally to the number of stocks, held by them, within the amount approved by the general meetings.

The Company shall not be entitled to declare and pay the dividends:

- until all statute (aggregate) capital has been paid;
- in case of reduction of the net assets value to such amount, which is less than the amount of statute (aggregate) capital and reserve (insurance) fund;
- in other cases, specified by the law.

The right to obtain the portion of the profit (dividends), proportional to a portion in statute (aggregate) capital of the Company, can be entitled to persons, who are the stockholders of the Company in the beginning of the term when the dividends are paid.

Dividends shall be paid to legal persons by transfer of funds to their accounts or any other way in accordance with resolution of the general stockholders' meetings. Dividends can be paid to physical persons by transfer of funds to their accounts through the Company's savings-bank, or any other way, specified by resolution of the general stockholders' meetings.

Dividends which have not been received shall be deposited.

Term and procedure for obtaining a written confirmation by the Company's authorized person as to refusal of stockholders to implement their preemptive right (in case if it is specified by the terms of floatation)

The terms of closed (private) floatation of the company stocks do not specify the acceptance of written confirmations from stockholders as to refusal to use their preemptive right for purchase of stocks, which are offered for closed (private) floatation.

Detailed description of the stock floatation procedure and their payment, the terms of the stock owner's refusal to use his preemptive right for purchase of stocks, the terms and procedure for receipt by the Company's authorized persons a written confirmation as to refusal from stockholders.

346 115 000 (three hundred forty six million and one hundred fifteen thousand) common, registered stocks of the Company shall be offered for floatation.

The stocks, on which a decision for their floatation has been made, shall be placed inclusively among the Company's stockholders (in accordance with the Register at the time of commencement of closed (private) floatation.

Among investors which are not the stockholders of JSC "INTERPIPE NTRP» (in accordance with the Register at the time of commencement of the stage for exercising by the stockholders their preemptive right for purchase of stocks), the stocks on which a decision for their floatation has been made, shall not be placed. The stocks shall be placed by the nominal value.

The stocks shall be placed through making the Contract for purchase and sales of stocks –with the first holder (stockholder, who directly receives the stocks in issuer's possession).

Closed (private) floatation of stocks shall be conducted in accordance with the Company's location: Stoletova Str. 21, Dnipropetrovs'k, 49081, Ukraine. Telephone for enquiries: (0562) 35-91-63

Closed (private) floatation of stocks shall be conducted by two stages:

At the first stage of closed (private) floatation of stocks the stockholders' preemptive right for purchase of stocks shall be exercised, specified before their floatation, in quantitative terms, proportional to its portion in statute (aggregate) capital of the Company at the time of commencement of the first stage, i.e. as of 19.05.2008.

All the Company's stockholders during the first stage shall have an equal preemptive right to purchase the stocks, specified before floatation, in quantitative terms proportional to their portion in statute (aggregate) capital at the time of commencement of the first stage.

In order to exercise one's preemptive right for purchase of stocks, specified for floatation, in quantitative terms, proportional to stockholders' portion in statute (aggregate) capital of the Company at the time of commencement of the first stage within the first stage of closed (private) floatation of stocks an application shall be presented, the contract for purchase and sales of stock be made and not later than the last day of the first stage 100% payment of the stock value shall be effected, which the stock holder wishes to purchase under the contract.

Proportional quantity of stocks shall be calculated as the number of stocks, proportional to stockholder's portion in statute (aggregate) capital at the time of commencement of the first stage, calculated from the total number of stocks, offered for floatation. At the first stage a stockholder may present several applications, but the total number of stocks, he wishes to purchase, including all applications from one stockholder should not exceed the total number, proportional to stockholder's portion in statute (aggregate) capital of the Company at the time of commencement of the stage for exercising one's preemptive right.

Holding of stock which is bought by the stockholder at the time of exercising his preemptive right, in case if it is not an integral number, shall be rounded off to it in accordance with the rules of arithmetic.

Application which allows the stockholder to exercise his preemptive right for appropriate number of stocks shall be made and considered at the time of the stage when the stockholders exercise their preemptive right.

Presentation of written confirmations by the Company's stockholders as to refusal to use their preemptive right shall not be specified by the terms of floatation.

The fact of the stockholder's failure to present both an application with intention to purchase the stocks, and an application as to refusal to purchase them (i.e. use of one's preemptive right) prior to expiry of the stage for stock floatation shall be considered to be the stockholders' refusal to purchase the stocks.

Term of holding the first stage of floatation shall amount to 15 calendar days and be valid from 19 March 2008 to 02 June 2008 inclusively.

From the date, following the date of expiry of the stockholders' preemptive right for purchase of stocks, specified for their floatation (i.e. – the date of expiry of the first stage of floatation), upon stockholder's request the Company's authorized person for stock floatation furnishes information as to the number of stocks, sold within this period..

The stocks, which have not been placed at the first stage of closed (private) floatation shall be subject to floatation at the second stage within declared floatation of 346 115 000 (three hundred forty six million one hundred fifteen thousand) common, registered stocks.

At the second stage the closed (private) floatation of stocks shall be carried out, which are left unsold after preemptive right have been exercised by the stockholders for purchase of stocks for existing stockholders of the Company in a quantity, that exceeds the number of stocks for which the stockholder has exercised his preemptive right.

During the second stage of closed (private) floatation of stocks, the first holder shall present an application, make a contract for purchase and sales of stocks and make 100% payment of stocks at the cost of nominal value not later than the last day of the second stage.

Applications for purchase of stocks during the second stage of closed (private) floatation shall be considered in accordance with procedure of their receipt in conformity with the period, specified by this

stage of floatation.

Applications for participation in the second stage, received from the stockholders before the date of the second stage of closed (private) floatation of stocks, shall not be considered.

There are no advantages (under different conditions) of some stockholders over the others for purchase of stocks at the second stage of close (private) floatation.

Since this decision does not specify the possibility of going beyond the declared floatation of 346 115 000 (three hundred forty six million and one hundred fifteen thousand) common, registered stocks, all applications, which are going to be received at the second stage of floatation, shall be considered only within the number of stocks, left after preemptive right has been exercised by the stockholders at the first stage of floatation and does not exceed the amount of the declared closed (private) floatation of stocks. I.e., an Authorized person of the Company for floatation of stocks does not satisfy the stockholders' applications, received at the second stage of floatation after the amount of declared additional floatation of stocks has been exhausted by preceding applicants.

The stockholder's application for purchase of stocks that partly goes beyond the acceptable amount of stock floatation shall be subject to satisfaction within the declared amount of closed (private) floatation of stocks.

The second stage of floatation shall commence the following day after expiry period of the first stage.

Period of the second stage of floatation shall amount to 3 working days and be valid from 3 June 2008 to 5 June 2008 inclusively.

Closed (private) floatation of stocks shall be organized and carried out by the Company's Authorized persons for floatation of stocks.

Location of the Company's Authorized persons for floatation of stocks shall be in accordance with the Company's location.

The stockholders who wish to purchase the stocks (during the first or the second stage of floatation), shall present an Authorized person for floatation of stocks the relevant application.

The application shall state:

- for physical persons: last name, patronymic; individual tax number; details of the document, that certifies the person (passport); place of residence (registration); address for postal notifications (if available); telephone numbers and other communication facilities; bank details (if available); the number of stocks, a person wishes to buy; the number of stocks, which is held by the person at the time of commencement of the first stage of floatation; the date of application;

- for legal persons: full name; identification code as per USCRU-Uniform State Companies' Register of Ukraine (for nonresidents – identification code with certificate of registration or the details of extract from bank/trade/court register or registration certificate), as well as the country of registration; location; address for postal notifications (if available); telephone numbers and other communication facilities; bank details; number of stocks, a person wishes to buy; number of stocks, which is held by the person at the time of commencement of the first stage of floatation; date of application.

The application shall be such one, which has been submitted in time, if it has been submitted within the period of the relevant stage of floatation.

Application shall be received on the following days:

Monday-Friday from 9 to 16-00, break from 12.00 to 13.00

Saturday-Sunday from 11-00 to 14-00

On 3 June 2008 the working hours for reception of applications shall be set from 14-00 to17-00.

Applications for purchase of stocks shall be submitted personally by the stockholder (his representative).

Applications for purchase of stocks, on which a decision has been made for their floatation, shall be registered in a Register of stock floatation, which is maintained by Authorized person for floatation of stocks (or persons under the relevant power of attorney, issued by the Company's Authorized person for floatation of stocks), in accordance with the date and the time for receipt of application regarding which the relevant mark is put in an application, which is certified by the stockholder's signatures (his representative) and authorized person for floatation of stocks.

Applications for purchase of stocks, received by authorized person for floatation of stocks in whatsoever manner other than submitted personally by the stockholder (his representative), as well as applications, presented beyond the specified period of time , shall not be considered and not registered in the Register of stock floatation.

All applications shall be considered in accordance with the order of priority as they are received. For each stage of floatation the stockholder shall present a separate application within the relevant stage.

At the same time with application, the persons (physical or legal persons), who wish to purchase the stocks, should present for consideration by the Company's Authorized person for floatation of stocks (or the persons under the relevant power of attorney, issued by the Company's Authorized person for floatation of stocks), who keeps record of floatation distribution, a questionnaire of the relevant sample, the form of which is specified by the «Regulations on procedure of maintaining a register of securities'

holders», approved by Resolution of SCSSM №1000 dated 17.10.2006, and physical persons should present the copies of document, that certify the person (passport) and the certificate issued by the body of state tax administration, the assignment of taxpayer's identification number to physical person (for residents).

Legal person, apart from questionnaire, should present for consideration by the Company's Authorized person for floatation of stocks (or the persons under the relevant power of attorney, issued by the person authorized for floatation of stocks), such documents as the:

- copy of certificate indicating the state registration (re-registration), certified by this legal person;
- copy of statute, certified by the notary's office or the body of legal person's state registration. The copy of statute shall be presented for determination of officials, which are entitled to act on behalf of the legal person without power of attorney. Instead of the copy of statute an extract from statute, certified by the stamp of the legal person with relevant articles can be presented;
- copy of the document, which certifies the appointment of the persons, who are entitled to act on legal person's behalf without power of attorney, certified by the stamp of the legal person;
- certificate from the bank as to opening of (current) account.

Application from physical person shall be signed either personally or by authorized representative of the physical person. In case an application is submitted for consideration by the stockholder's representative, the documents which confirm authority of such representative in accordance with current legislation shall be attached to application,

Application from legal person shall be signed by the manager or the person authorized by him.

An extract from the Statute in the part of manager's authorities and the Order of appointment him as the manager of the Company, institution and organization confirms the manager's authorities.

Should an application presented and other documents mandatory for presentation conform to requirements specified by this decision, the Contract for purchase and sales of stocks shall be made between the stockholder and the Company, which specifies the full name, identification code as per USCRU, bank and other details (for legal persons) or the last name, name and patronymic, passport details, taxpayer's identification code (for physical persons), addresses, telephone numbers and other communication facilities, quantity, nominal value, the cost of stock acquisition and the total value of stocks, which are expected to be purchased, stock payment procedure, stockholders' responsibility in case of failure to pay for the stocks and other necessary details, and the relevant amount of monetary funds shall be paid under the contract.

The contract of purchase and sales, made at the first stage of floatation, should contain the number of stocks, which does not exceed the number of stocks the stockholder has his preemptive right to, at the time of commencement of the first stage of closed (private) floatation of stocks.

The contracts for purchase and sale of stocks shall be signed by the company's person authorized to place the stocks (or any other persons under relevant power of attorney, issued by the company's official authorized to place the stocks).

Made-up contracts shall be recorded in a Register of stock floatation, which is maintained by the person authorized to place the stocks (or any other persons under relevant power of attorney, issued by the company's official authorized to place the stocks).

Payment for stocks shall be made by the stockholders in accordance with sales contracts made in conformity with terms and conditions set forth in this decision. The stocks shall be paid under nominal value exceptionally for monetary funds.

Payment for stocks can be made both in the national currency of Ukraine (hryvnya) and foreign currency in conformity with exchange rate of the National Bank of Ukraine at the time the contract for purchase and sale of stocks is made with the Company in accordance with current legislation of Ukraine, applicable at the time of payment. Regardless the form of deposit made, the value of stock shall be expressed in hryvnya.

Bank details of the Company for transfer of funds for the stocks:

- JSC "INTERPIPE NTRP" account in terms of hryvnya - USCRU code 05393116, № 2600230000324 in the Bank «Credit Dnipro», Dnipropetrovs'k, code MFO 305749;
- JSC "INTERPIPE NTRP" account in Russian roubles, US dollars and Euro USCRU code 05393116, № 2600330000325 in the Bank «Credit Dnipro», Dnipropetrovs'k, code MFO 305749.

Details for EURO transfer:

- Bank «Credit-Dnipro»; BENEFICIARY: JSC «INTERPIPE NTRP»;
BENEFICIARY'S BANK: CREDIT-DNEPR BANK,
Dnepropetrovsk, Ukraine, SWIFT: CRDEUA2N ACC: 400/8870495/01
CORRESPONDENT BANK: COMMERZBANK AG,
Frankfurt-Am-Main, Germany SWIFT: COBADEFF

Details for US dollars transfer:

- Bank «Credit -Dnipro»; BENEFICIARY: JSC «INTERPIPE NTRP»;
BENEFICIARY'S BANK: CREDIT-DNEPR BANK,

Dnepropetrovsk, Ukraine,49600, Lenin str., 17
SWIFT: CRDEUA2N ACC: 36129383
CORRESPONDENT BANK: CITIBANK N. A.,
111 Wall str., NY 10043 New York, USA SWIFT: CITIUS33

Details for transfer of Russian roubles:
- Bank «Credit-Dnipro»; BENEFICIARY: JSC «INTERPIPE NTRP
Beneficiary's bank: «CREDIT-DNIPRO, 49600, Ukraine, Dnipropetrovs'k, Lenin Str, 17; OKPO 14352406; MFO 305749 SWIFT: CRDEUA2N
1) account: 30231810600000756801
Correspondent Bank: AKB «PROMSVYAZ BANK», Moscow, Russia
Account 30101810600000000119 в OPERU GU TB RF
BIK 044583119, ID code 7744000912

Purpose of payment «Deposit to be paid for additionally issued common, registered stocks of JSC "INTERPIPE NTRP" in accordance with the contract for purchase and sales of stocks №__ dated „__"____ 200_».

Money shall be paid in at the rate of 100% of stock value, which the stockholder wishes to purchase (as per the contract made for purchase and sales of stocks). Money under the contract for purchase and sales of stocks is to be paid by the stockholder and charged to Company's account not later than at the first stage until 16:00 p.m. 02.06.2008;

A the second stage - until 16:00 p.m. of the banking day following the day the contract for purchase and sales of stocks is made, but not later than at 16.00 p.m. 05.06.2008.

The fact of payment for stocks shall be considered as charging within the specified term to Company's account 100% of the stock value, in accordance with the contract for purchase and sales.

The persons, whose payment charged to Company's account has been received with non-compliance of the terms and dates of payment, shall not be considered as those who had purchased the stocks and the contract for purchase and sales of stocks with them shall be considered to be terminated.

Funds, which the Company has received from persons with violation of the terms and dates of payment shall be returned to persons in accordance with a procedure specified by the contract for purchase and sales of the stocks within fifteen days from the date these funds have been charged to Company's account.

Should any person who wishes to purchase the stocks fails to comply with the terms and dates of payment, the Company shall be entitled to sell these stocks for other stockholders at the second stage of closed (private) floatation of stocks. The number of stocks unsold within the first stage of stock floatation shall be calculated considering the stocks unpaid.

At the second stage of closed (private) floatation, the stocks subject to floatation shall be placed as follows:

- unissued stocks within the first stage of closed (private) floatation;

- in conformity with which at the first stage the contracts for purchase and sales have been made, but which have not been paid, or been paid with non-compliance of the terms and dates of payment, specified by the contract for purchase and sales of stocks.

For confirmation of payment the temporary certificates shall be issued for stockholders. The temporary certificate shall be given for a stockholder (his representative) only after an overall value of stocks have been charged under the contract of purchase and sales within the specified date to Company's account. In order to receive the temporary certificate, a stockholder should present the Company's person authorized for stock floatation (or persons under the relevant power of attorney, issued by the Company's person authorized for stock floatation) a copy of the document, which confirms payment of an overall value of stocks under the contract for purchase and sales of stocks.

The results of additionally issued stock floatation and the report of the results on closed (private) floatation shall be approved by the Company's body authorized for stock floatation–JSC "INTERPIPE NTRP" Board.

In case of full pre-term floatation of the scheduled amount of stocks, JSC "INTERPIPE NTRP" Board shall take a decision on pre-term expiry of the closed (private) floatation of stocks and approval of the results (but not earlier than 03.06.2008).

In case of failure to place the stocks of the declared quantity among the Company's stockholders within the specified terms, the results of floatation shall be confirmed by JSC "INTERPIPE NTRP" Board in accordance with a level of the amount reached at the time of expiry of the closed (private) floatation.

Exceeding of the scheduled amount of stocks shall not be permitted by the terms of floatation.

After approval of the results of stock floatation and the report of the results of closed (private) stock floatation, the state registration of changes to Statute, related to increase of the Company's statute (aggregate) capital, registration in the State Commission fro securities and Stock market, the report of the results of closed (private) stock floatation and the receipt of Registration Certificate of stock issue by the

Company, the following introduction of the relevant details concerning the stockholders, which have purchased the stocks being placed in the register of the holders of the company's registered securities, the stock certificate shall be provided for these stockholders. The stock certificate shall confirm the right of property for Company's stocks.

Term of the funds' return in case of refusal to accept the issue of stocks

The decision as to refusal to increase the statute (aggregate) capital of the Company by increasing the number of stocks of the current nominal value on account of additional fees and return of the funds, paid for the stocks can be accepted by the Company's body authorized to place the stocks– JSC «INTERPIPE NTRP» Board of directors.

This decision can be approved only before the date of the Report registration in the State commission for securities and stock market as to the results of closed (private) floatation of stocks.

In case of refusal to place the stocks, on which a decision has been made for their floatation, a closed (private) floatation shall be considered as such one, that did not occur, and the contracts for purchase and sales of stocks, made with the Company, on which a decision has been made for their floatation, shall be considered to be terminated.

The Company should return the funds to persons in monetary form which had been paid in the course of stock floatation not later than thirty calendar days from the date this decision has been made as to refusal to increase the statute (aggregate) capital on account of additional fees by means of closed (private) floatation of stocks of the current nominal value.

Notification procedure as to increase of the statute capital

The Company's stockholders (in accordance with a Register as of 18.03.2008) as to resolution made at the general meetings, namely the decision made as to increase of the amount of statute (aggregate) company's capital on account of additional fees and closed (private) floatation of stocks, issued additionally shall be personally informed. They shall be notified by sending them personal written notices not later than 5 (five) working days after the date of receipt of the resolution as to increase of the statute (aggregate) capital, i.e. not later than 25.03.2008.

The notification as to increase of the statute (aggregate) company's capital not later than 15 working days before the commencement of the term for exercising of the stockholders preemptive right for purchase of stocks, specified for floatation, shall be published in the official publication of the State commission for securities and stock market.

Rights of privileged stock owners

The Company does not issue bearer and privileged stocks.

In accordance with the Minutes № 13 as to results of the voting at general JSC "INTERPIPE NTRP" stockholders' meetings dated 18 March 2008 the number of votes, which voted for resolution as to increase of the statute capital on account of additional fees shall be:

"Pro"	-	51 820 741	votes, amounting to	99,9996	%
"Con"	-	186	votes, amounting to	0,00039	%
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

In accordance with the Minutes № 13 as to results of the voting at general JSC "INTERPIPE NTRP" stockholders' meetings dated 18 March 2008 the number of votes, which voted for resolution as to closed (private) floatation of additionally issued stocks, , shall be:

"Pro"	-	51 820 841	votes, amounting to	99,9998	%
"Con"	-	86	votes, amounting to	0,00019	%
"Abstained"	-	unavailable			
"Did not participate in voting"	-	13	votes, amounting to	0,00001	%

Decision has been made.

Head of the Board of directors	(signature)	A.M.Korotkov
Head of the stockholders' meetings	(signature)	E.V. Gorb
Secretary of the stockholders meetings	(signature)	L.G. Bondarenko

Seal

Attachment 8

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information about changes in the body of officials

2. Text of the Notice

<u>**Contents of information:**</u>

By the General Meeting of shareholders of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" held on March 18, 2008 regarding changes in the body of the Company's officials, the following resolutions are passed:

1. On the item of agenda *"Recalling and election of members of the Company's Supervisory Council"*:

- Mrs. Olga Mykolaivna Korotkova, passport series AE No.777693 issued by Leninsky District Department of the Ukrainian Ministry of Internal Affairs Administration in Dnipropetrovsk region on November 10, 1997, is recalled from her position of the Supervisory Council member as based on her application on pre-schedule recalling. She held the position of the Supervisory Council member from April 14, 2006 till March 17, 2008. Mrs. O.M. Korotkova owns 0,0000185% of the authorized (aggregate) capital of the Company and has no outstanding convictions of profit-motivated crimes and official's crimes.

- Mr. Mykhailo Mykhailovych Troyan, passport series AE No.336279 issued by AND District Department of the Ukrainian Ministry of Internal Affairs Administration in Dnipropetrovsk region on July 9, 1996, is recalled from his position of the Supervisory Council member, as a representative of shareholder company "RAMELTON HOLDINGS LIMITED", having changed its name for "INTERPIPE LIMITED", as based on the shareholder's letter on pre-schedule recalling of its representative. He held the position of the Supervisory Council member from April 14, 2006 till March 17, 2008.

Mr. M.M. Troyan has no outstanding convictions of profit-motivated crimes and official's crimes.

- Mr. Kostantyn Olexiyovych Beldyushkin, passport No. 46 05 383075 issued by Naro-Fominsk Militia Division of Naro-Fominsk Internal Affairs' Department of Moscow Region on September 11, 2003, is recalled from his position of the Supervisory Council member, as a representative of shareholder company with limited liability "Credit-Dnipro-Invest" Investment Company" as based on the shareholder's letter on pre-schedule recalling of its representative. He held the position of the Supervisory Council member from April 14, 2006 till March 17, 2008.

Mr. K. O. Beldyushkin has no outstanding convictions of profit-motivated crimes and official's crimes.

- Mr. Olexandr Gennadiyovych Chernyavsky, passport series CH No.896781 issued by Shevchenkivsky District Department of the Central Administration of the Ministry of Internal Affairs of Ukraine in Kyiv, on September 11, 1998, is elected the member of the Supervisory Council for the period of three years. Now he works as Financial Director of "INTERPIPE MANAGEMENT" Ltd. Before the date of election, he was not an official pursuant to the current legislation.

Mr. O. G. Chernyavsky owns 0,0000018 % of the authorized (aggregate) capital of the Company and has no outstanding convictions of profit-motivated crimes and official's crimes.

- Mr. Fadi Zeinovych Khraibe, passport 63 No.0711103 issued by the Internal Affairs Department 897 on December 01, 2006, is elected the member of the Supervisory Council for the period of three years, as a representative of shareholder company "INTERPIPE LIMITED". Now he works as Director for products and resources of "INTERPIPE UKRAINE" Ltd. Before the date of election, he was not an official pursuant to the current legislation.

Mr. F. Z. Khraibe has no outstanding convictions of profit-motivated crimes and official's crimes.

- Mr. Frank Rittner, passport No. 515548158 issued by STADT. MEERBUSCH on January 05, 2007, is elected the member of the Supervisory Council for the period of three years, as a representative of shareholder company with limited liability "Credit-Dnipro-Invest" Investment Company". Now he works as the Director for business strategy and development of "INTERPIPE MANAGEMENT" Ltd. Before the date of election, he was not an official pursuant to the current legislation.

Mr. Frank Rittner has no outstanding convictions of profit-motivated crimes and official's crimes.

2. On the item of the agenda "Recalling and election of members of the Company's Auditing Committee":

- Mrs. Yulia Anatolivna Bukatina, passport series AE No.397101 issued by Zhovtnevy District Department of the Ukrainian Ministry of Internal Affairs Administration in Dnipropetrovsk region on September 26, 1996, is recalled from the position of the Auditing Committee member as based on her application. She held this position from March 30, 2007 till March 17, 2008.

Mrs. Yu. A. Bukatina owns 0,0000018% of the authorized (aggregate) capital of the Company and has no outstanding convictions of profit-motivated crimes and official's crimes.

- Mrs. Zhanna Vyacheslavovna Bochanovska, passport series MO No. 277441 issued by Komsomolsky District Department of the Ukrainian Ministry of Internal Affairs Administration in Kherson region on February 3, 1997, is elected the member of the Auditing Committee for the period of three years. Now she works as Economist of Current Assets' Management Department of "INTERPIPE UKRAINE" Ltd. Before the date of election (assignment), she was not an official pursuant to the current legislation.

Mrs. V. Bochanovska owns 0,0000018 % of the authorized (aggregate) capital of the Company and has no outstanding convictions of profit-motivated crimes and official's crimes.

3. On the item of the agenda *"Recalling and election of members of the Company's Board"*:

- Mr. Yevgen Mykolayovych Kopayev, passport series AK No.572536 issued by Industrialny District Department of the Ukrainian Ministry of Internal Affairs Administration in Dnipropetrovsk region on 13.07.1999, is recalled from the position of the Board member. He held this position from April 8, 2005 till March 17, 2008.

Mr. Ye. M. Kopayev is not a holder of the Company's shares and has no outstanding convictions of profit-motivated crimes and official's crimes.

- Mr. Volodymyr Kostyantynovych Kisil, passport series AE No. 465919 issued by Kirovsky District Department of the Ukrainian Ministry of Internal Affairs Administration in Dnipropetrovsk region on 28.12.1996, is elected the member of the Board. Now he works as Director for production and sales of OJSC "INTERPIPE NTP". Before the date of election, he was not an official pursuant to the current legislation.

Mr. V. K. Kisil owns 0,0000037 % of the authorized (aggregate) capital of the Company and has no outstanding convictions of profit-motivated crimes and official's crimes.

New member of the Board is elected for the period till the next regular general meeting of shareholders. Should no issue on recalling the Chairman of the Board and members of the Board be considered at the next regular general meeting of shareholders, or no resolution on their recalling is made, period of their powers shall be considered extended till the next regular general meeting of shareholders. Total period in office for the Chairman of the Company's Board and members of the Board is not limited.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

Signature

Seal

18.03.2008
(date)

Attachment 9

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on making decision about placement of securities to the amount exceeding 25 percent of the Authorized Capital

2. Text of the Notice

Contents of information:

At the General Meeting of shareholders of OJSC "INTERPIPE NTP" held on March 18, 2008, the decision was made to place securities to the amount exceeding 25% of Authorized (aggregate) capital of the Company (minutes No. 13 of 18.03.2008).

The following shares are placed: ordinary registered shares in quantity of 346 115 000 (three hundred forty six million one hundred fifteen thousand) units, to the amount of UAH 86 528 750,00 (eighty six million twenty five hundred twenty eight thousand seven hundred fifty hryvnas) by private placement among shareholders of OJSC «INTERPIPE NTP».

Form of shares issue – documentary form.

Amount of increase of the authorized (aggregate) capital of the Company by additional issue of shares is UAH 86 528 750,00 (eighty six million five hundred twenty eight thousand seven hundred fifty hryvnas).

Par value of shares is UAH 0,25 (zero hryvnas 25 kopecks) each. Price of placement – placement at par value.

Placement of shares may cause increasing in the Company's Authorized (aggregate) capital the share of "INTERPIPE LIMITED" possessing 17 157 354 ordinary registered shares of the Company, amounting to 31,84068665% of Authorized (aggregate) capital of the Company, and share of "SALEKS INVETMENTS LIMITED" possessing 32 331 001 ordinary registered shares of the Company, amounting to 60% of Authorized (aggregate) capital of the Company before placement of shares.

Ratio of quantity of shares to be placed to the amount of Authorized (aggregate) capital is 642,32%.

Ratio of total quantity of Company's shares in circulation as at the date of making decision on placement (18.03.2008) to the amount of Authorized (aggregate) capital if the Company is 100%

No bonds and other securities were issued by the Company.

The shares regarding which a decision on placement is made shall be placed among the Company's shareholders only (as per the register at the date of commencement of private placement).

Rights of holders of ordinary registered shares are determined by the current legislation of Ukraine and the Company's Statute.

The shares regarding which a decision on private placement is made shall give their owners the rights equal to those attached to securities of previous issue.

All shareholders of the Company shall have priority right to purchase shares issued in addition, in quantity pro rata to their share in the Authorized (aggregate) capital as at the date of the first stage of private placement of shares.

Payment for shares can be made in the national currency of Ukraine (UAH) and in foreign currency at NBU rate as of the date of signing the the share sales contract with the Company, in accord with legislation of Ukraine valid at payment date. Regardless of the form of contribution made, value of the share is expressed in hryvnas. Payment for shares with the use of other material values apart from money resources is not foreseen.

Placement of ordinary registered shares shall be effected with a view to attracting investments for the further technical development of the Company and replenishment of current assets.

The body making a decision on placement of securities is the General Meeting of the Company's shareholders. 76 (seventy six) shareholders and their representatives holding in aggregate 51 820 940 (fifty one million eight hundred twenty thousand nine hundred forty) ordinary registered shares in documentary form, of UAH 0,25 par value each, took part in the Meeting. As at the date of holding the General Meeting of shareholders no information is available on foreseeable quantity of shares to be purchased of each shareholder.

The shares to be placed are not subject to conversion.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

Signature

Seal

18.03.2008
(date)

Attachment 10

File No.82-4814

LLC Auditing Company "Control-Audit"

49600, Dnepropetrovsk, Lenina Embankment Street, 29-a
Enterprise Code (ZKPO) 34588637
s/a 260070442501 branch "Dnepropetrovsk Regional Directorate"
Open Joint-Stock Company (OJSC) "Finance & Credit", Dnepropetrovsk,
MFO 307231

No. 10 - 01/02
21 March 2008

To: Corporate Head
OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEFDNEPROVSK
TUBE-ROLLING PLANT"
Mr. Korotkov A.M.

State Committee on Securities and
Stock Market (SCSSM)

INDEPENDENT AUDITOR CONCLUSION REGARDING FINANCIAL STATEMENTS OF THE OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEFDNEPROVSK TUBE-ROLLING PLANT" (OJSC "INTERPIPE NTM") AS OF 31.12.2007

We have audited the consolidated financial statements of the OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEFDNEPROVSK TUBE-ROLLING PLANT" (hereinafter referred to as "Company"), which include the statement of balance as of 31 December 2007, statement on incomes and expenditures, cash flow statement, equity capital statement for the year preceding the date as indicated above, description of essential aspects of the accounting policies and other explanatory notes.

OJSC "INTERPIPE NTRP" management bears responsibility for the accuracy and completeness of the information, as provided to the auditor and for the preparation of the financial statements. The management range of responsibility encompasses: development, incorporation and implementation of the internal control associated with the preparation and accurate presentation of the information in financial statements that will not have essential distortions due to fraud or errors; selection and implementation of the relevant accounting policies, as well as accounting estimates corresponding to given circumstances.

Our area of responsibility is providing conclusion as to the financial statements, based on the results of the completed audit.

The audit has been performed in accordance with the International Auditing Standards Securing Assurance and Ethics applicable in Ukraine.

These standards require our adherence to ethic requirements, as well as planning and performance of the audit to obtain sufficient assurance as to the financial statements having no essential distortions.

The audit provides for execution of auditing procedures to obtain auditor's proofs regarding the sums and disclosures in the financial statements. The procedures selection depends on the auditor's judgment. In addition to others, these procedures include the assessment of risks relative to essential distortions of financial statements due to fraud or errors.

While performing the assessment of these risks, the auditor considers the aspects of the internal control associated with preparation and accurate presentation of the financial statements, with the objective of working out the auditing procedures according to the circumstances, rather than expressing speculations regarding the effectiveness of the economic entity's internal control. The audit also includes the assessment of the conformity of the accounting policies utilized, acceptability of the accounting estimates made by the managing personnel and general presentation of the financial statements.

We believe that auditor's proofs obtained during the audit, provide for a well-grounded confidence in as far as expressing our opinion is concerned.

The "Company" does not reveal the information regarding operations with its counterparts, such as: listing of counterparts, essence of the relationship, types of operations and accounting thereof, methods of assets and obligations evaluation.

As indicated in the explanatory notes, the "Company" has accomplished revaluation of the capital assets as of 01 January 2007 according to the methods in conformity with the Provisions of International Financial Reporting Standards (IFRS). At the same time, changes have been made into the method of capital assets depreciation assessment and into the period of appropriation of reserve sums additional assessment as far as depreciation on income increase is concerned.

In this connection adjustment has been made in the indexes of capital assets revalued value and of balance revaluation reserve, to the IFRS reporting indexes, which led to distortions in the statement on incomes and expenditures indexes for the reporting year and in opening balance of the undistributed profit.

In our opinion, except for the impact of the issue as indicated above, the financial statements reflect truthfully, with consideration to all essential aspects, the financial condition of the OJSC "INTERPIPE NIZHNEFDNEPROVSK TUBE-ROLLING PLANT" as of 31 December 2007, an also the financial results of activities for the past year as of the date as indicated, in conformity with Ukraine National bookkeeping standards and with the requirements of existing legislation.

Without making any reservations in this conclusion, in the paragraphs to follow we draw attention to the additional information, submittal of which is stipulated by the requirements of the SCSSM resolution regarding preparation of the audit conclusions, which are submitted to the State Committee on Securities and Stock Market while revealing the emitter's information, and by the stock market professional participants as per resolution No. 1528 dated 19 December 2006.

The "Company's" financial statement has been prepared in conformity with the conceptual requirements, based on the National Regulations (Standard) of Bookkeeping (NRSB)provision No. 1 "General requirements to the financial reporting", which identify the purpose, composition and principles of financial statements preparation and requirements as to its elements' recognition and disclosure.

Information on assets in as far as noncurrent tangible and intangible assets, long-term financial investments, stock, accounts receivable, cash and future period expenditures are concerned, has been disclosed in the financial statement in all essential aspects, according to existing NR(S)B.

Incomplete outlay has been assessed in the amount of costs incurred, and consists of capital investments into construction, manufacture, renovation (modernization), acquisition of the noncurrent tangible assets objects, which on the date of the balance sheet have not been commissioned, and advance payments for funding purposes.

Capital assets for the beginning of the period have been reflected as per their cost, with consideration to the sums of indexations that were introduced by the Ukraine cabinet of Ministers due to the inflation.

In 2007 the Company performed revaluation of the capital assets in order to determine fair cost thereof, and also changed method of depreciation accrual to straight-line, having identified the useful life.

Indexes of capital assets revalued price and balance of the revaluation reserve have been adjusted to the IFRS reporting indexes, which led to distortions of statement indexes regarding the reporting year incomes and expenditures, and opening balance of the undistributed profit.

Financial investments have been registered as "other financial investments" and reflected in the balance sheet at cost price. Financial indexes of LLC "Lime Factory" are consolidated, with OJSC "INTERPIPE NTRP" share of this company's statutory capital being 100%.

Deferred tax assets have been acknowledged from temporary differences in their most part while calculating the capital assets book value, which will probably lead to decrease of the taxable income in future periods.

The balance sheet article "Stock" reflects the assets retained for consumption during regular operation cycle: for production, work performance and providing services, for further sales and also for administration needs. The stock has been properly classified for reporting purposes. The stocks are reflected as per net realizable value, if the price has decreased due to damage or because they are obsolete.

Stocks evaluation during acknowledgement is the acquisition cost.

Assessment of stocks retirement into production has been changed, and it is made in accordance with first-in, first-out method (FIFO). These changes have been applied to operations from the moment of their introduction.

Accounts receivable have been differentiated into long-term and current ones. Current accounts receivable have been reflected in the balance sheet, less allowance for doubtful accounts.

Article "Long-term accounts receivable" reflects amounts owed by physical persons with the maturity date of more than 12 months since the balance sheet date.

The Company does not reveal the information regarding its operations with counteragents.

Article "Other current assets" shows amounts of tax liabilities and tax credit from the value-added tax (VAT).

All-in-all, the information regarding liabilities has been revealed in all essential aspects, in conformity with existing NRSB. Obligations in the statements have been differentiated into long-term and current ones. Long-term financial liabilities have been included into the long-term obligations. There is interest charged by long-term financial liabilities, which have been acknowledged as financial charges within the reporting period, when they were charged. Charges related to crediting organization have been acknowledged as future period charges.

Current liabilities consist of liabilities to banks under loans, accounts payable to goods and services vendors, bills payable, salaries and wages, social insurance and settlements of budgetary payments associated with operations, and also liability related to settlements with shareholders related to dividend. In the balance sheet liabilities have been reflected as maturity value.

Provisions have been made for operating cost recoveries related to payment of vacation allowances.

Information on the equity capital has been disclosed, and in total it is in conformity with existing Ukraine NRSB.

Equity capital reflected in balance sheet in the amount of 13,471 thousand UAH, is in conformity with the equity capital approved by the Articles of Association and has been fully paid-up.

Equity issue, as emitted by the Company is verified by the Certificate of equity issue registration No. 164/1/01 dated 18 April 2001 (regular registered stock, fifty-three million eight hundred eighty-five thousand each, at face value of twenty-five kopecks per share, issued as a definitive security).

The first emission was carried out during the Company privatization by emitting 21,554,000 (twenty-one million five hundred fifty-four thousand) pieces of regular registered stock at face value of twenty-five kopecks each, for an overall amount of 5,388,500 (five million three hundred eighty-eight thousand five hundred) hryvnia.

Additional (second) equity issue was carried out during public offering by issuance of 32,331,000 (thirty-two million three hundred thirty-one thousand) pieces of regular registered stock at face value of twenty-five kopecks each, for an overall amount of 8,082,750 (eight million eighty-two thousand seven hundred and fifty) hryvnia. Subscription payment was carried out via wire transfer of funds to the Company's settlement account by legal entities and in the form of cash payments to the Company's cashier's office by individual shareholders, which is verified by banking and cash documents. Within the dates and on the terms and conditions, as approved by the extraordinary general meeting dated 26 December 2000, a total of 24,639,627.90 UAH within the period of 07 March through 20 March 2001, and a total of 20,623,772.10 UAH within the period of 07 May 2001 through 21 March 2002 was entered in the Company's settlement account on the basis of executed agreements of shares purchase and sale, which is in conformity with the stated scope of subscription. Received cash has been distributed as follows:

- 8,082,750 UAH to increase the authorized funs amount;
- 37,180,650 UAH additional equity capital (share premium) -

The Company did not arrange any additional equity offering within the reporting period.

During the reporting period the operation related to redemption of Company's own shares was implemented. The Company arranges redemption of its own stocks with the objective of further sales thereof, within the term of no longer than one year since the date of acquisition. Within the period established by the Supervisory board a total of 43,815 regular registered shares for an overall amount of

10,953.75 UAH have been redeemed from the shareholders, with the total redemption value of 9,025,890.00 UAH.

The extraordinary general meeting, which took place on 18 March 2008, approved the Company's financial reporting for the year 2007. The profit was not used for dividend payout purposes. The resolution was adopted to increase the size of the equity capital by increasing the quantity of shares at existing face value, at the expense of additional payments, and closed (private) stocks investment.

The amount of the mature provident (security) reserve on the date of the balance sheet surpasses the amount of the reserve as stipulated by the Law.

Revenue recognition (incomes and expenditures) and usage thereof is accomplished in compliance with the established relevant bookkeeping standards and the Articles of Association.

The value of net assets as of the reporting date of 31 December 2007 exceeds the value of the equity capital, which is in compliance with the legislation requirements.

The Company notified about the events that had taken place regarding:

- changes of shareholders possessing 10 and more percent of voting stock;
- changes in the Company's officers composition;
- arriving at decision on redemption of shares;
- obtaining credit in the amount that surpasses 25 percent of the emitter's assets;
- obtaining loan in the amount that surpasses 25 percent of the emitter's assets;
- decision on placement of securities in the amount that surpasses 25 percent of the equity capital.

Director of LLC "Auditing Company
"Control – Audit" (signature) V.V. Zinkevich

Auditor
Certificate series "A" No. 001067 dated 24.03.1994,
issued by Ukraine Chamber of Auditors (UCA),
resolution No. 13, validity of which
extended through 24.03.2008
(UCA resolution No. 120 dated 27.02.2003) (signature) T.I. Balaba

Seal

49600, Dnepropetrovsk,
Lenina Embankment Street, 29-a
certificate of admission to the register of auditing
entities No. 3860, issued by resolution of
Ukraine Chamber of Auditors No. 166/5
dated 28 September 2006, valid through 28 September 2011.
Auditing Service Agreement
No. 10 – 03/530061745 dated 09 October 2006,
Appendix to the Agreement No. 03/07 dated 04.04.2007

Attachment 11

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 11, CITY FORUM, 7th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 10,9% p.a..

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On March 27, 2008 OJSC "INTERPIPE NTP" received the fourth tranche to the amount of USD 15 075 000,00 (fifteen million seventy five thousand US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 3,8%.

Tranche amount/loan amount ratio (percent) –7,5 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at December 31, 2007) is equal to UAH 1 823 263 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 50,63%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board — A.M.Korotkov

Signature

Seal

27.03.2008
(date)

Attachment 13

File No.82-4814

NOTICE OF THE EQUITY (AGGREGATE) CAPITAL INCREASE
OJSC "INTERPIPE NIZHNEFDNEPROVSK TUBE-ROLLING MILL"

Dear shareholders of the Open Joint-Stock Company
"INTERPIPE NIZHNEFDNEPROVSK TUBE-ROLLING MILL" (OJSC "INTERPIPE NTM")

This is to inform you that OJSC "INTERPIPE NTM" general shareholders meeting that took place on 18 March 2008 arrived at the decision to increase the Company's equity (aggregate) capital.

In accordance with Ukraine Law "On Securities and Equities Market" No. 3480-IV dated 23 February 2006 and requirements of the State Committee on Securities and Equities Market (SCSEM), we hereby advise you on the following:

1. The Company name and location, telephone/fax number:
OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEFDNEPROVSK TUBE-ROLLING MILL"
Ukraine, 49081 Dnepropetrovsk, 21 Stoletov Str.
phone: 8 (0562) 35-91-63; 35-83-49
fax: 8 (0562) 35-91-63

2. Amount of equity (aggregate) capital:
13,471,250 (thirteen million four hundred seventy-one thousand two hundred and fifty) hryvnia.

3. Date and number of the Meeting Minutes of the Company general shareholders meeting that arrived at the decision on increase of the equity (aggregate) capital and closed (private) placement of shares.
Meeting Minutes No. 13 dated 18 March 2008.

4. Total number of shares offered for placement, type and face value thereof:
346,115,000 (three hundred forty-six million one hundred fifteen thousand) pieces of regular registered shares with face value of 0.25 UAH (zero hryvnia, twenty-five kopecks) per each share.

5. Total face value of shares offered for placement:
86,528,750.00 (eighty-six million five hundred twenty-eight thousand seven hundred and fifty) hryvnia, 00 kopecks.

6. Shares form of existence:
Documentary

7. Term and procedure of implementing the shareholders' right of pre-emption in relation to the shares offered for placement:
Shares shall be distributed by closed (private) placement exclusively among the Company's shareholders (according to the register issued on the phase starting date for shareholders to implement their right of pre-emption) at their face value. Closed (private) placement shall be accomplished in two phases.

During first phase shareholders implement their right of pre-emption for the stock to be placed in the quantity proportional to the shareholder's share in the Company's equity (composite) capital on the commencement date of the first phase of placement, i.e. on 19 May 2008.

To implement his right of pre-emption during the first phase of placement, the shareholder shall enter a written application, which must bear the following information:

- for individuals: full name; taxpayer's ID number; personality ID (passport) details; place of residence (registration); address for postal messages (if present); telephone and other means of communication numbers; banking details (if present); number of shares that the individual would like to purchase; number of shares in the individual's ownership on the commencement date of the first phase of placement; date of application submittal;

- for legal entities: full name; identifying code as per Unified State Register of Enterprises and Organizations of Ukraine (USREOU) (for non-residents – identifying code from the registration certificate or details of extract from banking/trade/court register or registration certificate), and also country of registration; location; address for postal messages (if present); telephone and other means of communication numbers; banking details; number of shares that the entity would like to purchase; number of shares in the entity's ownership on the commencement date of the first phase of placement; date of application submittal.

During the first phase the shareholders' bids for purchase of shares offered for placement in the number proportional to their share in the equity (composite) capital on the commencement date of the first phase of placement are reviewed and accepted.

Bids will be received on the following days:

Monday through Friday from 9.00 a.m. to 4.00 p.m, break from 12.00 to 1.00 p.m.

Saturday through Sunday from 11.00 a.m. to 2.00 p.m.

The period of time for shareholders to implement their right of pre-emption regarding the stock offered for placement is 15 (fifteen) calendar days, starting on 19 May 2008 through 02 June 2008.

8. Term of written confirmations acceptance relative to shareholder's abandonment to implement their right of pre-emption, regarding the stock offered for placement:

No acceptance procedure of written confirmations relative to shareholder's abandonment to implement their right of pre-emption, regarding the stock offered for placement is provided for by the terms and conditions of closed (private) placement of the Company's stock.

9. Placement period commencement and completion date:

Closed (private) placement of shares will be made in two phases:

Phase One starts effective 19 May 2008 through 02 June 2008.

Phase Two starts effective 03 June 2008 through 05 June 2008.

10. Description of shares placement procedure and payment thereof:

A total of 346,115,000 (three hundred forty-six million one hundred fifteen thousand) pieces of the Company's regular registered shares are being offered for placement. Shares are distributed by closed (private) placement and distribution of all shares exclusively among the Company's shareholders (according to the register as of the date of closed (private) placement commencement). Closed (private) placement shall be accomplished in two phases.

PHASE ONE of shares closed (private) placement: during the first phase, exclusively shareholders' right of pre-emption for the stock offered for placement in the quantity proportional to the shareholder's share in the Company's equity (composite) capital on the commencement date of the first phase of placement, i.e. on 19 May 2008, will be implemented.

During the first phase of placement, all of the Company's shareholders will have the right of pre-emption regarding the stock offered for placement in the quantity proportional to the shareholder's share in the Company's equity (composite) capital on the commencement date of the first phase of placement.

To implement his right of pre-emption during the first phase of placement, the shareholder shall enter a written application, which must bear the following information:

- for individuals: full name; taxpayer's ID number; personality ID (passport) details; place of residence (registration); address for postal messages (if present); telephone and other means of communication numbers; banking details (if present); number of shares that the individual would like to purchase; number of shares in the individual's ownership on the commencement date of the first phase of placement; date of application submittal;

- for legal entities: full name; identifying code as per USREOU (for non-residents – identifying code from the registration certificate or details of extract from banking/trade/court register or registration certificate), and also country of registration; location; address for postal messages (if present); telephone and other means of communication numbers; banking details; number of shares that the entity would like to purchase; number of shares in the entity's ownership on the commencement date of the first phase of placement; date of application submittal.

During the first phase the shareholders' applications for purchase of shares offered for placement in the number proportional to their share in the equity (composite) capital on the commencement date of the first phase of placement are reviewed and accepted.

No submittal of written confirmations by the Company's shareholders relative to abandonment of implementing their right of pre-emption, after personal notification by the authorized person of all of the Company's shareholders about the general meeting resolutions, is provided for by the terms and conditions of the closed (private) placement procedures.

The period of time for shareholders to implement their right of pre-emption regarding the stock offered for placement is 15 (fifteen) calendar days, starting on 19 May 2008 through 02 June 2008.

Effective the day following the completion day of the first phase of the shares placement, as requested by the shareholder, the Company's authorized person in charge of the shares placement shall provide information on the quantity of stock realized during this phase. The shares that have not been sold during the first phase of placement will be subject to disposal during the second phase of stock placement.

PHASE TWO of shares closed (private) placement: the closed (private) placement of shares that remained unsold after the shareholders implementation of their right of pre-emption, will be carried out to the Company's existing shareholders in the quantity that exceeds the number of shares, for which the shareholder implemented his right of pre-emption.

During the second phase of the closed (private) placement of shares, the first owner shall submit the bid, enter contract of sale for the stock and effect a 100% payment at the price of the share face value by no later than the last day of the second phase.

Bids for acquisition of shares during the second phase of the closed (private) placement will be reviewed on a first-come, first-served basis in accordance with the term, as determined by this phase of placement.

Bids for participation in the second phase that were sent by the shareholders prior to the commencement date of the closed (private) stock placement second phase, will not be considered.

There are no advantages (different terms and conditions) of some shareholders over others regarding stock acquisition during the second phase of the closed (private) placement.

Since the decision on the closed (private) Company's stock placement does not provide for a possibility to exceed the announced placement of 346,115,000 (three hundred forty-six million one hundred fifteen thousand) regular registered shares, all the bids that will be received during the second phase of the placement, will be considered exclusively within the stock quantity limits, which remained after implementation by the shareholders of their right of pre-emption during the first phase of placement, and do not exceed the scope of the declared closed (private) placement of shares. That is to say, the Company Authorized Officer in charge of the stock placement will not accept the bids of the shareholders that were received during the second phase of the placement, after the previous bidders have used up the scope of the announced additional stock placement.

The shareholder's bid for acquisition of shares that partially exceeds the limits of the approved scope of stock placement will be subject to acceptance within the limits of the announced scope of the closed (private) stock placement.

The second phase of the placement will start on the day following the completion of the first phase term.

The term of the second phase of placement is 3 working days and will last since 3 June 2008 through 5 June 2008.

The closed (private) stock placement is arranged by the Company Authorized Officers in charge of the stock placement.

The Company Authorized Officers in charge of the stock placement reside at the Company's location.

The shareholders, who want to acquire stock (during the first or second phase of placement) shall apply to a Company Authorized Officer in charge of the stock placement with the relevant bid.

The bid must bear the following information:

- for individuals: full name; taxpayer's ID number; personality ID (passport) details; place of residence (registration); address for postal messages (if present); telephone and other means of communication numbers; banking details (if present); number of shares that the individual would like to purchase; number of shares in the individual's ownership on the commencement date of the first phase of placement; date of bid submittal;
- for legal entities: full name; identifying code as per USREOU (for non-residents – identifying code from the registration certificate or details of extract from banking/trade/court register or registration certificate), and also country of registration; location; address for postal messages (if present); telephone and other means of communication numbers; banking details; number of shares that the entity would like to purchase; number of shares in the entity's ownership on the commencement date of the first phase of placement; date of bid submittal.

The bid is considered to be filed on time, if it is submitted within the period of holding the relevant phase of placement.

Bids will be received on the following days:

Monday through Friday from 9.00 a.m. to 4.00 p.m, break from 12.00 to 1.00 p.m.

Saturday through Sunday from 11.00 a.m. to 2.00 p.m.

On 3 June 2008 the period of receiving bids will be established since 2.00 p.m. through 5.00 p.m.

Bids for acquisition of stock are filed by the shareholder (its representative) **in person**.

Bids for acquisition of stock, which have been accepted for placement will be registered in the Log book of stock placement maintained by a Company Authorized Officer in charge of stock placement

(or by an official acting by relevant power of attorney, issued by the Company Authorized Officer in charge of stock placement) according to the date and time of bid receipt, which fact is relevantly evidenced by an entry on the bid, verified by the signatures of the shareholder (its representative) and the Company Authorized Officer in charge of stock placement.

Bids for acquisition of stock received by the Company Authorized Officer in charge of stock placement in any manner other than submitted by the shareholder (its representative), as well as bids filed outside of the established timeframe, will not be considered and registered in the Log book of stock placement.

All the bids will be considered on a first-come, first-served basis. For each phase of placement the shareholder shall file an individual bid within the framework of relevant phase.

Simultaneously with the bid, the entities (both physical and legal) who want to acquire shares, must submit relevant questionnaire, which format has been established by "Regulation on maintenance procedure of the registered securities owner register", as approved by the Resolution of SCSEM No. 1000 dated 17 October 2006, to the Company Authorized Officer in charge of stock placement (or to officials acting by relevant power of attorney, issued by the Company Authorized Officer in charge of stock placement) who maintain records of the placement distribution; and individuals shall submit the copy of the ID document (passport) and of the certificate issued by the state tax administration, which confirms assigning the taxpayer identification number to the physical person.

In addition to the questionnaire the legal entity is required to submit the following documents to the Company Authorized Officer in charge of stock placement (or to officials acting by relevant power of attorney, issued by the Company Authorized Officer in charge of stock placement):

- copy of state registration (re-registration) certificate exemplified by this legal entity;

- copy of Articles of Association verified by the notary or by the government agency that registered the legal entity. The copy of Articles of Association is submitted to identify the officials that will have the authority to act on behalf of the legal entity without power of attorney. An extract from the Articles of Association containing relevant articles, as verified by the legal entity's seal, may be submitted instead of the copy of Articles of Association;

- copy of the document attesting to the designation of officials that have the authority to act on behalf of the legal entity without power of attorney, as verified by the legal entity's seal;

- bank certificate that confirms the opening of the settlement (current) account.

An individual's application will be signed in person or by the physical person's authorized representative. In the event of the application submittal by the shareholder's representative, the application shall be supplemented by the documents confirming such representative's authority, in accordance with existing legislation.

The legal entity's application will be signed by the manager or by a person as designated by the manager.

The manager's authority shall be verified by an extract from the Articles of Association, relative to the manager's authority, and the Letter of the person's appointment to the position of the enterprise, institution or organization manager.

In the event of the filed application and other documents, which are mandatory for submission, conformity with the requirements identified by this resolution, a sales contract will be executed between the shareholder and the Company, which will indicate the full name, identifying code as per USREOU, banking and other details (for legal entities), or full name, passport data, taxpayer's ID number (for individuals), addresses, telephone and other means of communication numbers, quantity, face value, cost of shares acquisition and the total value of the stock, which is planned to be procured, manner of payment for the shares, shareholder's liability in the event of failure to pay for the shares and other required details, and pay the relevant amount of cash assets in accordance with the agreement.

Sales contract executed during the first phase of placement shall have the number of shares, which will not exceed the number of shares that the shareholder has the right of pre-emption for on the date of the commencement of the first phase of closed (private) stock placement.

Sales contract of stock will be signed by the Company Authorized Officer in charge of stock placement (or by the officials acting by relevant power of attorney, issued by the Company Authorized Officer in charge of stock placement).

Executed contracts will be registered in the Log book of stock placement, which is maintained by the Company Authorized Officer in charge of stock placement (or by the officials acting by relevant power of attorney, issued by the Company Authorized Officer in charge of stock placement).

Payment for the shares is effected by the shareholders in accordance with the executed sales contracts of stock in compliance with the terms and conditions specified in this resolution. Shares will be paid for as per face value thereof, exclusively with cash assets.

Payment for the shares may be effected both in national currency of Ukraine (hryvnia) and in foreign currency according to the National Bank of Ukraine (NBU) exchange rate on the day of the sales contract of stock execution with the Company, in accordance with Ukraine legislation applicable on the day of payment. Irrespective of the kind of deposit made, the stock value will be determined in hryvnia.

Company banking details to wire transfer funds for the shares:

- OJSC "INTERPIPE NTM" hryvnia account - USREOU code 05393116, No. 2600230000324 at the "Credit Dnepr" bank, Dnepropetrovsk, MFO code 305749;

- OJSC "INTERPIPE NTM" Russian rouble, US dollar and Euro account - USREOU code 05393116, No. 2600330000325 at the "Credit Dnepr" bank, Dnepropetrovsk, MFO code 305749.

Banking details for wire transfer in EURO:

- "Credit Dnepr" bank; BENEFICIARY: OJSC "INTERPIPE NTM";
BENEFICIARY'S BANK: CREDIT-DNEPR BANK,
Dnepropetrovsk, Ukraine, SWIFT: CRDEUA2N ACC: 400/8870495/01
CORRESPONDENT BANK: COMMERZBANK AG,
Frankfurt-Am-Main, Germany SWIFT: COBADEFF

Banking details for wire transfer in US Dollars:

- "Credit Dnepr" bank; BENEFICIARY: OJSC "INTERPIPE NTM";
BENEFICIARY'S BANK: CREDIT-DNEPR BANK,
Dnepropetrovsk, Ukraine, 49600, Lenin str., 17
SWIFT: CRDEUA2N ACC: 36129383
CORRESPONDENT BANK: CITIBANK N. A.,
111 Wall str., NY 10043 New York, USA SWIFT: CITIUS33·

Banking details for wire transfer in Russian Roubles:

- "Credit Dnepr" bank; BENEFICIARY: OJSC "INTERPIPE NTM";
Beneficiary's bank: CREDIT-DNEPR BANK,
Dnepropetrovsk, Ukraine, 49600, Lenin str., 17; OKPO 14352406; MFO 305749 SWIFT: CRDEUA2N

1) Correspondent account: 30231810600000756801

Correspondent bank: Joint-Stock Commercial Bank (JSCB) "PROMSVYAZ'BANK", Moscow, Russia

Correspondent account 30101810600000000119 at ОПЕРУ ГУ ЦБ РФ (Operational Division of the Russian Federation Central Bank Head Administration)

БИК 044583119, ИНН 7744000912

Description of payment "Deposit in payment for regular registered shares additionally issued by OJSC "INTERPIPE NTM", in accordance with the sales contract of shares No. ___ dated "__"______200__".

Cash assets are paid in the amount of 100% value of the stock that the shareholder wants to acquire (in accordance with the executed sales contract of shares). Cash assets under sales contract of shares must be transferred to the Company's account by the shareholder no later than:

in the first phase – by 4:00 p.m. on 02 June 2008;

in the second phase - by 4:00 p.m. on the following banking day after the day of sales contract of shares, but by no later than 4.00 p.m. on 05 June 2008.

Passing to the Company's current account 100% of the stock value within the term as specified in accordance with the sales contract, will be considered to be payment in place.

Persons, who effected payment to the Company's account in violation of payment terms and conditions, will not be considered as those who have acquired the stock, and the sales contract of shares with them will be considered as terminated.

Funds received by the Company in violation of payment terms and conditions will be returned to the payer in accordance with the procedure as specified by the sales contract of stock within fifteen days after the sum payable has entered the Company's account.

In the event of violation of payment terms and conditions by the person who wants to purchase the shares, the Company will have the right to sell these shares to other shareholders during the second phase of the closed (private) stock placement. The quantity of unsold shares during the first phase of stock placement will be calculated adjusted for the unpaid shares.

The following shares will be placed during the second phase of the closed (private) stock placement:

- those, not placed during the first phase of the closed (private) stock placement;

- those, covered by the executed sales contracts in the first phase, which, however, were not paid for, or were paid in violation of the payment terms and conditions, as stipulated by the sales contract of shares.

In confirmation of payment, subscription certificate will be issued to the shareholders. The subscription certificate will be issued to the shareholder (its representative) only after entering the total value of the shares into the Company's account within the specified term, in accordance with the sales contract. To obtain the subscription certificate, the shareholder must submit a copy of the document confirming

payment of the full value of shares under executed sales contract of shares to the Company Authorized Officer in charge of stock placement (or to the officials acting by relevant power of attorney, issued by the Company Authorized Officer in charge of stock placement).

Approval of the stock placement results and of the report on results of the closed (private) placement will be performed by the Company Authorized Officer in charge of stock placement – OJSC "INTERPIPE NTM" Board.

In the event of the planned scope of shares placement in full ahead of schedule, the OJSC "INTERPIPE NTM" Board will take a decision on the completion of the closed (private) stock placement ahead of schedule, and approval of the results thereof (however, no sooner than 03 June 2008).

In the event of failure to place the announced quantity of shares among the Company's shareholders within specified dates, the results of placement will be approved by the OJSC "INTERPIPE NTM" Board at the level reached by the date of the closed (private) stock placement completion.

The terms of the Company's stock placement do not provide for any excess of the planned scope of placement.

After approval of the results of stock placement and report on results of the closed (private) stock placement, state registration of changes to Articles of Association, associated with increase of the Company equity (composite) capital, registration of the report on results of the closed (private) stock placement at the State committee on securities and equities market and obtaining Registration Certificate of the shares issue, following entry of relevant data about the shareholders, who have acquired the placed shares into the Company's register of securities owners, these shareholders will obtain a stock certificate. The Stock Certificate confirms the proprietary right related to the Company's shares.

11. Listing of authorized officials identifying their level of authority and determination of place and order of implementing the right of pre-emption by the shareholders:

Company Authorized Officers in charge of stock placement:

- Head of the Company Board, Mr. Korotkov Andrey Nikolayevich;
- Member of the Board, finance and economy director Mr.Nakhod Alexander Ivanovich.

The authorized officials are empowered to the following:

- personal notification of the shareholders about the decisions taken by the Company general meeting;
- acceptance of relevant applications from the shareholders;
- action to provide for implementing shareholders' right of pre-emption relative to the shares that will be placed under relevant decision;
- action to provide for the closed (private) stock placement.

Company Authorized Officers in charge of stock placement have the right to work jointly or individually. All the documents (transactions), processed (issued, received) by the Company Authorized Officers in charge of stock placement have to be signed by one of the authorized persons. Only in this case they will be valid.

To exercise their authority the Authorized officers have the right to involve other managerial bodies of the Company, namely: Company Supervisory Board, Company officers and employees, and also the Company's registrar.

Place of action relative to the shareholders' implementation of their right of pre-emption:

Ukraine, 49081 Dnepropetrovsk, 21 Stoletov str.

Procedure of shareholders' implementation of their right of pre-emption:

Shareholders implement their right of pre-emption during the first phase of the closed (private) stock placement that is carried out within fifteen calendar days, starting on 19 May 2008 through 02 June 2008.

During the first phase all of the Company's shareholders have the right of pre-emption in relation to the shares offered for placement, in the quantity proportional to the shareholder's share in the equity (composite) capital on the commencement date of the first phase of placement.

Persons who wish to acquire shares offered for placement file a bid to the Company Authorized Officers in charge of stock placement – Head of the Company Board, Mr. Korotkov Andrey Nikolayevich or Member of the Board, finance and economy director Mr.Nakhod Alexander Ivanovich, which must bear the following information:

- for individuals: full name; taxpayer's ID number; personality ID (passport) details; place of residence (registration); address for postal messages (if present); telephone and other means of communication numbers; banking details (if present); number of shares that the individual would like to purchase; number of shares in the individual's ownership on the commencement date of the first phase of placement; date of bid submittal;
- for legal entities: full name; identifying code as per USREOU (for non-residents – identifying code from the registration certificate or details of extract from banking/trade/court register or registration certificate), and also country of registration; location; address for postal messages (if present); telephone

and other means of communication numbers; banking details; number of shares that the entity would like to purchase; number of shares in the entity's ownership on the commencement date of the first phase of placement; date of bid submittal.:

By virtue of the filed bid, the sales contract for shares is executed and a full payment for the shares is effected within the period as stipulated for carrying out the relevant phase of the closed (private) placement, namely since 19 May 2008 through 02 June 2008.

Respectfully,
Authorized Company Officers in charge of shares placement Korotkov A.M., Nakhod O.I.

Attachment 14

File No.82-4814

ANNUAL INFORMATION OF THE ISSUER for 2007
OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT"

1. General information

1.1. Complete name of the issuer
OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT"

1.2. Legal form
OPEN JOINT-STOCK COMPANY

1.3. Location of the issuer
Ukraine, Dnipropetrovs'k region, Industrial'nyi district, 49081, city of Dnipropetrovs'k
Vul. Stoletova, 21

1.4. The identification code as per EDRPOU of the issuer
05393116

1.5. Intercity code and telephone
(0562) 35-93-01; 34-91-08

1.6. The number of the certificate of state registration of the issuer
series AOO No. 771228

1.7. Date of issue of the certificate of state registration
28.12.1994

1.8. Internet site, which is additionally utilized by the issuer for disclosure of information
-

1.9. Amount of the chartered capital of the issuer
13 471 250,00

2. Basic indicators of financial and economic performance of the issuer

(thousand UAH)

Name of indicator		period	
		current	previous
Total assets		3 602 420,0	1 996 085,0
Fixed assets (on the remaining cost)		1 462 307,0	419 280,0
Long-term financial investments		339,0	42 626,0
Reserves		335 347,0	196 775,0
Total account receivable		1 156 988,0	878 271,0
Money facilities and their equivalents		12 716,0	76 616,0
Owned capital		1 824 252,0	1 101 137,0
Chartered capital		13 471,0	13 471,0
Undistributed income (uncovered loss)		717 222,0	725 682,0
Long-term debt		1 036 429,0	0,0
Current liabilities		728 109,0	882 495,0
Net income (loss) per one simple share		8,0	10,50
Corrected net income (loss) per one simple share (UAH)		8,0	10,50
Average annual amount of simple shares (pieces)		53 883 778,0	53 885 000,0
Securities of own issues, bought out during the covered period	total denominative worth	10,95	0
	in percents from the chartered capital	0,0813	0
A lump sum of facilities, expended in redemption of securities of own issues during the period		9 026,0	0
Net asset value		1 824 252,0	1 103 673,0

3. Information on the organs of management of the issuer, public officers and its founders

Information on the organs of management of the issuer.

The management of the Company is carried out by its organs: general meeting of shareholders; the Supervisory board; board of directors of the Company; auditing committee.

The higher organ of the management of the Company is the general meeting of shareholders.

The Supervisory board is a collective organ; it represents interests of shareholders of the Company during periods between the holdings of the general meeting of shareholders, controls and regulates activity of the board of directors of the Company.

The executive organ of the Company, which carries out guidance of its current activity, is Board of directors of the Company.

Verification of financial and economic activity of the Company, its enterprises, branches and representative offices is carried out by the Auditing committee.

Information on the public officers of the issuer.

The public officers of the Company are: chairman and members of the Supervisory board of the Company; chairman and members of the Board of directors of the Company; head of the auditing committee and the Chief Accountant.

The Supervisory board is a collective organ; it represents interests of shareholders of the Company during periods between the holdings of the general meeting of shareholders, controls and regulates activity of the board of directors of the Company.

The Supervisory board consists of:

- Kyrychko Olexandr Ivanovych - the Chairman of the Supervisory board;
- Marina Oksana Yuriyivna - the Vice-chairman the Supervisory board;
- Yesaulov Gennadiy Olexandrovych - a member of the Supervisory board;
- Morozov Denys Volodymyrovych - a member of the Supervisory board;
- Rittner Frank - a member of the Supervisory board;
- Chernyavs'kyy Olexandr Gennadiyovych - a member of the Supervisory board;
- Khraybe Fadi Zeynovich - a member of the Supervisory board.

Jurisdiction of the Supervisory board is determined by the legislation and articles of association of the Company. By the articles of association of the Company or by decision of general meeting the Supervisory board can be charged with implementation of separate functions which belong to jurisdiction of general meeting.

In its work the Supervisory board of the Company follows the articles of association of the Company and Statute about the Supervisory board of OJSC "INTERPIPE NTZ".

The executive organ of the Company, which carries out guidance of its current activity, is the Board of directors. The Board of directors consists of:

- Korotkov Andriy Mykolayovych - the Chairman of the Board of directors;
- Pol's'kyy Georgiy Mykolayovych - the Vice-chairman the Board of directors;
- Akhremenko Vitaliy Olexandrovych - a member of the Board of directors;
- Besednov Sergiy Victorovych - a member of the Board of directors;
- Gorb Yevgen Vasil'yovych - a member of the Board of directors;
- Kysyl' Volodymyr Kostyantinovych - a member of the Board of directors;
- Kozlovs'kyy Alfred Ivanovych - a member of the Board of directors;
- Nakhod Olexandr Ivanovych - a member of the Board of directors;
- Sokolova Iryna Volodymyrivna - a member of the Board of directors;
- Kosoryga Inna Volodymyrivna - a member of the Board of directors;
- Pot'omkin Oleg Victorovych - a member of the Board of directors.

In its work the Board of directors of the Company follows the articles of association of the Company and Statute about the Board of directors of OJSC "INTERPIPE NTZ".

The chairman of the Board of directors operates within the framework of jurisdiction and rights, set in the articles of association and internal articles of associations of the Company, and delegated to him by the organs of management of the Company.

To the jurisdiction of the Board of directors of the Company belong all of matters of current activity of the Company, except for those, which by the current legislation, articles of association or decision of the general meeting of the shareholders attributed to the jurisdiction of other organ of the Company.

Verification of financial and economic activity of the Company, its enterprise, branches and representative offices is carried out by the Auditing committee. The head of auditing committee is Zhytchenko Valentyn Volodymyrovych.

In its work the Auditing committee of the Company follows by the articles of association of the Company and Statute about the Auditing committee of OJSC "INTERPIPE NTZ".

The Chief Accountant of the Company is Sokolova Iryna Volodymyrivna. Plenary powers and duties are established by the job description.

The public officers of the Company do not have an unliquidated conviction for mercenary and official malfeasance.

Information on the founders of the issuer.

The founders of the Company is the state in the person of the Fund of State Property of Ukraine (code EDRPOU 00032945; location: vul. Kutuzova, 18, 9, city of Kyiv, 01001, Ukraine) and Organization of leasers of NIZHNEDNEPROVSKY TUBE ROLLING plant named after Karl Liebknecht (vul. Stoletova, 21, city of. Dnipropetrovs'k, 49081, Ukraine).

As of the 31.12.2007 the Fund of State Property of Ukraine has no simple nominal shares of the Company in its property; holders of the securities - legal entities own 0,02887 % from the chartered capital of the Company; on accounts in securities of nominal holders are registered – 94,80717 % from the chartered capital of the Company; holders of securities physical persons own 5,08265 % from chartered capital of the Company; bought back securities, which are registered on the accounts of the issuer, are – 0,08131 % from the chartered capital of the Company.

The holders who own 10 percents and more percents in the chartered capital of the Company are:

- The Company "INTERPIPE Limited" / "INTERPIPE LIMITED", that owns 17 157 354 simple nominal shares of the Company what equals to 31,8407% the chartered capital of the Company;

- the Company "SALEKS INVETMENTS Limited" / "SALEKS INVETMENTS LIMITED", that owns 32 331 001 simple nominal shares of the Company what equals to 60% the chartered capital of the Company.

4. Information on securities of the issuer

The Company issues simple nominal shares in the document form of existence in the amount of its the chartered capital in accordance with the legislation of Ukraine and requirements set by the State commission on securities and the fund market. The issue of equities is carried out in the order which is determined by the State commission on securities and the fund market. The chartered capital of the Company amounts to 13 471 250 (thirteen millions four hundred seventy one thousand two hundred fifty) UAH. The chartered capital is divided into 53 885 000 (fifty three millions eight hundred eighty five thousands) simple nominal shares with nominal cost of 0,25 UAH each.

In obedience to the requirements of the State commission on securities and the fund market in relation to realization of codification (numerations) of securities the National Depositary of Ukraine has assigned the registration designated-sign code to the securities of the Company and the extract from the register of codes of securities is obtained. Code of securities: UA0400081008

Certificate to registration of issue of securities is issued by the State commission on securities and the fund market on April, 18, 2001 No. 164/1/01.

OJSC "INTERPIPE NTZ" was one of the first seven Ukrainian enterprises whose securities in obedience to the decision of the Commercial committee dd. September 24, 1997 were included beginning from October, 1, 1997 to the First level of listing of the First fund commercial system. in pursuance of decisions of the State commission on securities and the fund market dd. July, 6, 1999 No. 141 and dd. December, 30, 1998 No. 215 the Company and SE is the "Exchange stock PFTS" on September 8, 1999 had concluded the Treaty about maintenance of listing. In connection with coming into effect of the Statute about functioning of exchange stocks, ratified by the decision of DKCPFR dd. 19.12.2006 No. 1542, on October 01, 2007 the Treaty about maintenance of listing was renewed. In accordance with the conditions of the Treaty, the securities of the Company are included to the Quote List of PFTS of the second level of listing and admitted to auctions in the trading network.

5. Information on the change of the person who registers ownership rights on securities of the issuer in the depositary system of Ukraine

In pursuance of requirements of the current legislation of Ukraine of 1995 in relation to registration of ownership rights on the name securities the Company had concluded with the Registrar AB "Credit-Dnepr" (code of EDRPOU 14352406) the contract on keeping of register of holders of nominal securities dd. October, 25, 1995 No. 04/2-183П. In connection with expiration of the contract on keeping of register of holders of nominal securities, at the general meeting of shareholders of the Company which took place on 29.03.2001 was taken the decision about transfer of the system of the register of the OJSC "INTERPIPE NTZ" to the independent registrar –"Alpha-Invest" LTD.

Certificate of acceptance and transfer of documents of the system of register of OJSC "INTERPIPE NTZ" without number dd. 30.03.2001. The parties of the certificate are: the registrar JSB "Credit-Dnepr", registrar "Alpha-Invest" LTD. and the issuer OJSC "INTERPIPE NTZ".

In accordance with the current legislation of Ukraine, keeping of the register of holders of nominal securities of the Company, in the period from 29.03.2001 to 09.09.2005, was carried out by the independent registrar, the limited liability company "Alpha – Invest" LTD. (code EDRPOU 24995460). "Alpha-Invest" LTD. was ratified in the quality of the permanent Registrar by the general meeting of shareholders (minutes of meeting of the general meeting of shareholders No. 6 dd. March 29, 2001).

Keeping of the register of holders of nominal securities of the Company was carried out by the Registrar on the basis of contract on keep of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" dd. March 29, 2001 under the No. 3-2001/630011067.

On the basis of the letter of the Registrar about one-sided termination of action of the contract on keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" the Board of directors of the Company (minutes of meeting of the Board meeting dd. 03.08.2005 No. 248), on the initiative of the Registrar, had been taken the decision about termination of action of the contract No. 3-201/630011067 on keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" dd. 29.03.2001. The decision had been coordinated with the Supervisory board of the Company (minutes of meeting of meeting of the Supervisory board dd. 04.08.2005 No.128).

On the basis of the letter of the independent registrar – the Limited Liability Company "Oliver-Registrar" (code EDRPOU 33643026) was elected as temporal registrar for keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" for the period till the decision-making about electing of a new registry-keeper at the nearest general meeting of shareholders of the Company (minutes of meeting of meeting of the Supervisory board dd. 04.08.2005 No. 128).

Certificate of acceptance and transfer of the documents of the system of register of OJSC "INTERPIPE NTZ" w/No. dd. 09.05.2005. The parties of the certificate are: the registrar "Alpha-Invest" LTD., the registrar "Oliver-Registrar" LTD. and the issuer OJSC "INTERPIPE NTZ".

In the period from September 9, 2005 to February 28, 2006 the Registrar "Oliver-Registrar" LTD.carried out keeping of the register of holders of nominal securities of the Company. Keeping of the register of holders of nominal securities of the Company was carried out by the Registrar on the basis of the contract No.522051685 on temporal keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" dd. August 05, 2005.

On the basis of letter of the Registrar about one-sided termination of action of the contract on keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" the Board of directors of the Company (minutes of meeting of the Board meeting dd. 20.01.2006 No. 266), on the initiative of the Registrar had taken the decision about termination of action of the contract No.522051685 on temporal keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" dd. 05.08.2005. The decision had been coordinated with the Supervisory board of the Company (minutes of meeting of meeting of the Supervisory board dd. 26.01.2006 No.142).

On the basis of letter of the independent registrar – the Limited Liability Company "Sigma- Register" (code EDRPOU 33785109), was elected as temporal registrar for keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" for the period till the decision-making about electing of a new registry-keeper at the nearest general meeting of shareholders of the Company (minutes of meeting of meeting of the Supervisory board dd. 26.01.2006 No. 142).

Certificate of acceptance and transfer of the documents of the system of register of OJSC "INTERPIPE NTZ" w/No. dd. 28.02.2006. The parties of the certificate are: the Registrar "Oliver-Registrar" LTD., the Registrar "Sigma-Register" LTD. and the issuer OJSC "INTERPIPE NTZ".

From February 28, 2006 keeping of the register of holders of nominal securities of the Company is carried out by "Sigma- Register" LTD. The keeping of the register of holders of nominal securities of the Company is carried out by the Registrar on the basis of the contract No. 580060392 on keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" dd. January 27, 2006.

At the general meeting of shareholders, which took place on April 14, 2006 "Sigma-meson Register" LTD. was ratified in the quality of the permanent registrar on keeping of the register of holders of nominal securities of OJSC "INTERPIPE NTZ" (minutes of meeting of the general meeting of shareholders No. 11 dd. April 14, 2006).

6. Information on general meeting

Type of general meeting		Ordinary	Extraordinary
			x
Date of the meeting		February 9, 2007	
Quorum of the meeting		87,09	
DESCRIPTION	The extraordinary general meeting of shareholders of the Company, which took place on February 9, 2007, had been called on request of the Supervisory board of the Company. The agenda of the extraordinary general meeting included the following items: 1. About the change of the name of the Open Joint-Stock Company "NIZHNEDNEPROVSKY TUBE ROLLING plant" and introduction of the corresponding changes into the articles of association of the Company. On the basis of the article of 43 of the Law of Ukraine "On economic companies" on proposal of shareholder, that holds more than 10% voices, to the agenda of the extraordinary general meeting of shareholders of the Company the additional item had been introduced: 2. About alteration and additions to the articles of association of the Company. In the process of work of the extraordinary general meeting of shareholders all items of the agenda were considered and the followings decisions had been taken: The open joint-stock company "NIZHNEDNEPROVSKY tupe-rolling plant" by the decision of the extraordinary general meeting of shareholders of the Company had been renamed to THE OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT" (without changing of the legal form). THE JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT" is full legal successor of the open joint-stock company "NIZHNEDNEPROVSKY TUBE ROLLING plant". Articles of association of the Company was ratified by the extraordinary general meeting of shareholders of the Company dd. February 9, 2007, state registration of changes to the constituent documents had been carried out on February 14, 2007 by the executive committee of Dnipropetrovs'k city council (number of entry 12241050003001344), with changes and additions, by way of exposition of Articles of association in the new version.		

Type of general meeting	Ordinary	Extraordinary
	X	
Date of the meeting	March 30, 2007	
Quorum of the meeting	92,17	

DESCRIPTION	The General meeting of shareholders of the Company, which took place on March 30, 2007 had been called by the decision of the Board of directors coordinated with the Supervisory board of the Company. The agenda of the general meeting included the following items:: 1. Approval of the report of the Board of directors of the Company on results of the activity for 2006 and approval of basic directions of activity of the Company in 2007 . 2. Approval of the report and the conclusions of the Auditing committee of the Company by the result of verifications of financial and economic activity of the Company for 2006. 3. Approval of the annual financial report for 2006, results of financial and economic activity of the Company in 2006 . 4. Approval of the order of distribution of profit, term and order of payment of dividends. 5. Approval of basic financial and economic indicators of the Company for 2007. 6. Recall and electing of members of Board of directors of the Company. 7. Recall and electing of members of the Auditing committee of the Company. On the basis of the article 43 of the Law of Ukraine "On economic companies", on proposal of a shareholder, that holds more than 10% voices, to the agenda of the general meeting of shareholders of the Company the additional items had been introduced: 8. Approval of limits of grant of bails the Company for obligations of the third persons. 9. Approval of general parameters of mortgage of property of the Company. 10. Decision-making in relation to mortgage capital assets of the Company the book value of which equals or exceeds 15 150 000 UAH. In the process of work of the general meeting of shareholders all items of the agenda were considered and the followings decisions had been taken: the report of Board of directors of the Company on the results of activity for 2006 and basic directions of activity of the Company in 2007 are ratified; the report and conclusions of the Auditing committee of the Company on results the of verifications of financial and economic activity of the Company for 2006 are ratified; the annual financial report for 2006, results of financial and economic activity of the Company in 2006 are ratified; basic indicators of financial and economic performance of the Company for 2007 are ratified; the limits of grant of bails the Company for the obligations of the third persons are ratified; the general parameters of mortgage of property of the Company, the decision in relation to the mortgage of capital assets of the Company book value of which equals or exceeds 15 150 000 UAH is accepted, and also are accepted the decisions in relation to changes in composition of the public officers of the Company. At the meeting of shareholders the decision to direct for payment of dividends for 2006 580,9 million UAH was also accepted. Term of payment of dividends: from May 15 to December 31, 2007. The amount of dividends per one simple share amounted to 10,78 UAH. By the decision of meeting to the shareholders the order of payment of dividends to legal and physical entities is also ratified.

Type of general meeting	Ordinary	Extraordinary
		X
Date of the meeting	July 31, 2007	
Quorum of the meeting	96,27	

DESCRIPTION	The extraordinary general meeting of shareholders of the Company, which took place on July 31, 2007, on the basis of the article of 43 of the Laws of Ukraine "On economic companies" had been called on request of the of a shareholder, that holds more than 10% voices. The agenda of the extraordinary general meeting included the following items:: 1. Approval of limits of grant of bails of the Company for the obligation of the third persons on 2007. On the basis of the article of 43 of the Law of Ukraine "On economic companies" on proposal of a shareholder, that holds more than 10% voices, to the agenda of the extraordinary general meeting of shareholders of the Company the additional item had been introduced: 2. Making alteration in the Articles of association of the Company. In the process of work of the extraordinary general meeting of shareholders all items of the agenda were considered and the followings decisions had been taken: the limits of grant of bails of the Company for obligation of the third persons on 2007 are ratified and changes to the Articles of association of the Company had been introduced.

Type of general meeting	Ordinary	Extraordinary
		X
Date of the meeting	October, 12, 2007	
Quorum of the meeting	96,11	
DESCRIPTION	Extraordinary general meeting of shareholders were drummed up Companies, which took place on July 31, 2007, on the request of the Supervisory board. In an order-paper extraordinary general meeting the following question was included: 1. Making alteration and additions to Articles of association of the Company. On the basis of the article of 43 of the Law of Ukraine "On economic companies" on proposal of shareholder, that holds more than 10% voices, to the agenda of the extraordinary general meeting of shareholders of the Company the additional items had been introduced: 2. Recall of the chairman of the Board of directors – director general of the Company. 3. Electing the chairman of the Board of directors of the Company. 4. Recall and electing of members of the Supervisory board of the Company. In the process of work of the extraordinary general meeting of shareholders all items of the agenda were considered and the followings decisions had been taken: changes and additions to the Articles of association of the Company had been introduced, and the decision as to recall of the Chairman of the Board of directors – director general of the Company; as to electing the Chairman of the Board of directors; as to the recall and electing of members of the Supervisory board of the Company had been approved.	

Type of general meeting	Ordinary	Extraordinary
	X	
Date of the meeting	March, 18, 2008	
Quorum of the meeting	96,247	
DESCRIPTION	The General meeting of shareholders of the Company, which took place on March 18, 2007 had been called by the decision of the Board of directors coordinated with the Supervisory board of the Company. The agenda of the general meeting included the following items:: 1. Approval of the report of the Board of directors of the Company on results of the activity for 2007 and approval of basic directions of activity of the Company in 2008. 2. Approval of the report and the conclusions of the Auditing committee of the Company by the result of verifications of financial and economic activity of the Company for 2007. 3. Approval of the annual financial report for 2007, results of financial and economic activity of the Company in 2007. 4. Approval of the order of distribution of profit, term and order of payment of dividends. 5. Approval of basic financial and economic indicators of the Company for 2008. 6. Approval of limits of grant of bails the Company for obligations of the third persons in 2008. 7. Recall and electing of members of the Supervisory board of the Company. 8. Recall and electing of members of the Auditing committee of the Company. On the basis of the article 43 of the Law of Ukraine "On economic companies", on proposal of a shareholder, that holds more than 10% voices, to the agenda of the general meeting of shareholders of the Company the additional items had been introduced: 9. Recall and electing of members of Board of directors of the Company. 10. Increase of amount of the chartered capital of the Company by increase of the number of shares of existent nominal cost at the expense of additional installments. 11. Closed (private) placing of shares and approval of the minutes of meeting of decision on closed (private) placing of shares. Approval of the list of other investors, among which placing of shares is foreseen accordingly, in relation to whom the decision on placing of shares had been taken. Determination of the authorized organs and persons and granting them of the proper plenary powers from providing of the closed (private) placing of shares. In the process of work of the general meeting of shareholders all items of the agenda were considered and the followings decisions had been taken: the report of Board of directors of the Company on the results of activity for 2007 and basic directions of activity of the Company in 2008 are ratified; the report and conclusions of the Auditing committee of the Company on results the of verifications of financial and economic activity of the Company for 2007 are ratified; the annual financial report for 2007, results of financial and economic activity of the Company in 2007 are ratified; basic indicators of financial and economic performance of the Company for 2008 are ratified; the limits of grant of bails the Company for the obligations of the third persons are ratified; and also are taken the decisions in relation to changes in composition the public officers of the Company; the decision to increase the amount of the chartered capital of the Company by increase of number of shares of existent nominal cost at the expense of additional installments is accepted; are accepted the decisions in relation to the closed (private) placing of shares and approval of the minutes of meeting of the decision about the closed (private) placing of shares. Determination of authorized organ and persons and granting them of the proper plenary powers from providing of the closed (private) placing of shares.	

7. Information on the fund of remuneration of labor and number of workers

Index	for period
Fund of payment of labor - total (thousand UAH)	205 507,5 thousand UAH
Number of workers - total	8 415 persons

8. Information on dividends

At the ordinary general meeting of shareholders, which took place on March 18, 2008 (minutes of meeting No. 13 dd. 18.03.2008), was taken the decision: not to distribute the net income, obtained as a result of financial and economic activity in 2007. Not to approve the term and the order of payment of dividends in connection with the fact that the income in the fund of settlements with participants (dividends) is not distributed.

During 2007 payment of dividends proceeded as a result of financial and economic activity of the Company during 1999-2001, 2003 and 2005, which for not dependable upon the Company reasons were not received by shareholders in good time, also it was carried out the payment of dividends by the results of financial and economic activity of the Company in 2006 taking into account the share of undistributed profits last in accordance with the decision taken at the ordinary general meeting of shareholders which took place on March 30, 2007 (minutes of meeting No. 12 dd. 30.03.2007). Date of closing of the register for payment of dividends - May 15, 2007. The term of payment of dividends is set from May 15 to December 31, 2007.

On the basis of this decision the Company had paid the dividends in the amount of 578 311 597 UAH, incl. 4 538 462,91 UAH of tax on the profits of physical persons and 1 851 163,18 UAH of the tax on the profits of nonresidents.

In 2006 the dividends were also paid as a result of financial and economic activity of the Company during 1999-2001 and 2003, which for not dependable upon the Company reasons were not received by shareholders in good time, also it was carried out the payment of dividends by the results of financial and economic activity of the Company in 2005 and owing to the redistribution of income for the last yaers in accordance with the decision taken at the extraordinary general meeting of shareholders, which took place on Augusts 04-23, 2006 (minutes of meeting No. 5 dd. 04-23.08.2006). Date of closing of the register for payment of dividends - September 5, 2006. The term of payment of dividends is set from September 05 to December 31, 2006.

On the basis of this decision the Company had paid the dividends in the amount of 936 698 646 UAH, incl. 6 757 996,48 UAH of the tax on the profits of physical persons and 2 239 732,87 UAH of tax on the profits of nonresidents.

9. Information on the obligations of the issuer

Types of obligations	Date of origin	Unliquidated part of debt (thousand UAH)	A percent is for using facilities (percent of annual)	Maturity date
Bank credits	X	68 898,0	X	X
including:				
Long-term credit	28.11.2007	61 105,0	7,59375	28.09.2009
Short-term credit	27.12.2007	1 167,150	20	04.01.2008
Short-term credit	26.10.2007	1 161,500	7,83188	06.08.2008
Short-term credit	28.12.2007	5 464,500	7,67	04.01.2008
obligations on securities	X	62 198,0	X	X
including: on bonds (after every issue):	X	0,0	X	X
on bills of exchange (total)	X	62 198,0	X	X
on financial investments in corporate rights (by every kind):	X	0,0	X	X
Tax obligations	X	298 898,0	X	X
financial help on reverse basis	X	0,0	X	X
Other obligations	X	1 334 544,0	X	X
Total obligations	X	1 764 538,0	X	X

10. Information on the auditor's conclusion

The audit of the consolidated financial statements of the Company, which include balance as of December 31, 2007, Profit and Loss Account, Statement of cash flow, Net worth statement for the past year at the indicated date, description of important aspects of registration policy and other explanatory notes had been carried by the Auditing firm "Control Audit", code EDRPOU 34588637, Certificate of entering into the registry of subjects of audit activity No. 3860 has been issued by the decision of the Audit Chamber of Ukraine N 166/5 dd. September 28, 2006, and will be valid till September 28, 2011

Contract on granting of auditing services N 10 – 03/530061745 dd. October 09, 2006, appendix to the contract No. 03/07 dd. 04.04.2007

Address: 49600, city of Dnipropetrovs'k, vul. Naberezhna Lenina, 29-a, office 501

Phone/Fax: (056) 744-33-16; Fax (0560 744-40-38

Director: Zinkevych Valentyna Volodymyrivna

Certificate: series A No. 001778, issued by the Audit Chamber of Ukraine dd. December 27, 1994.

GENERAL AUDITOR'S CONCLUSION: "We consider that the audit proofs, obtained in the course of audit provide a grounded confidence for the statement of our idea.

The Company does not disclose information on operations with the parties: list of the parties, essence of relations, kinds and register of operations, methods of estimation of assets and obligations.

As is indicated in the explanatory notes the Company has carried out revaluation of the fixed assets as of 01.01.2007 by the method in accordance with the Provisions of the International standards of financial reporting and accounting. At the same time the method of calculation of the amortization of fixed assets and period of appropriation of the sum of reserve of write up/down in the part of amortization on the increase of income has been changed.

In this connection the correction of indexes of the revaluated cost of the fixed assets and remaining part of the reserve of revaluation, to the indexes of accounting of MSFZ, that resulted in distortion of the indexes of the Profit and Loss Account of the reporting year, and entrance balances of undistributed profit.

To our opinion, except for influence of the foregoing item, the financial statements represent for certain, in all essential aspects the financial state of OJSC "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT" AS OF December 31, 2007, and also financial results of the activity for the past year as of the indicated date, in accordance with the National standards of business accounting in Ukraine and requirements of the current legislation".

11. Information on the date of placing of complete text of annual information into public informative database of the Commission and other publications

Date of disclosure of the complete text of the annual information in the popular informative database of the Commission –April 17, 2008.

No other publications of the complete text of the annual information.

12. Signature

The person, indicated below, confirms the authenticity of the presented information and acknowledges that it bears responsibility in compliance with the legislation.

Chairman of the Board of directors	______	Korotkov A.M.
	(signature)	(initials and last name of the leader)
	SEAL	17.04.2008
		(date)

Attachment 26

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information about decision of the Issuer on formation, termination of its subsidiaries and representative offices

2. Text of the Notice

Contents of information:

At the extraordinary general meeting of shareholders held on June 18, 2008, the decision was made on liquidation of SEPARATE SUBDIVISION "TRADING HOUSE" OF OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" (address: 21 Stoletov St., Dnipropetrovsk, 49081, Ukraine; Code EDRPOY 26239483). This measure is aimed at reduction of document workflow, acceleration of the process of auxiliary realization, and simplification of management structure.

SEPARATE SUBDIVISION "TRADING HOUSE" OF OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" was engaged in activity on realization of production wastes, scrap, fixed assets, and non-liquidable warehouse overstock.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

Signature

Seal

19.06.2008
(date)

Attachment 27

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 11, CITY FORUM, 7th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 10,9% p.a..

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On June 18, 2008 OJSC "INTERPIPE NTP" received the sixth tranche to the amount of USD 6 500 000,00 (six million five hundred thousand US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 1,58%

Tranche amount/loan amount ratio (percent) –3.25 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at December 31, 2007) is equal to UAH 1 857 319 000,00 грн.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 50,63%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board — A.M.Korotkov

Signature

Seal

19.06.2008
(date)

Attachment 28

File No.82-4814

State Registration of amendments to constituent documents has been COMPLETED
Date of registration 24.06.2008
Number of entry 12241050016001344
State Registrar **SIGNATURE AND SEAL**

Approved by:

Minutes of Extraordinary General Meeting of Shareholders of Open Joint-Stock Company "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" No. 9 as of 18.06.2008

STATUTE

OF OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" (revised version)

Dnipropetrovsk

2008

These amendments constitute a revised version of the Statute of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant", identification code of the Company 05393116, registered by the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies, registration date 28.12.1994, registration No. 10059-AT, registration file No. 04052092Ю0010023

Taking into account the amendments (additions) registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 394-p of 29.05.1996;

Taking into account the amendments (additions) registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 394-p of 23.04.1997;

Taking into account the amendments (additions) registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 762-p of 17.07.1998;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 13.07.1999, registration file No. 04052092Ю0010023;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 26.06.2000, registration file No. 04052092Ю0010023;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 12.04.2001, registration file No. 04052092Ю0010023;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 05.06.2002, registration file No. 04052092Ю0010023;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 30.07.2003, registration file No. 04052092Ю0010023;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 28.04.2004, registration file No. 04052092Ю0010023;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 20.05.2005, number of entry 12241050001001344;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 22.05.2006, number of entry 12241050002001344;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 14.02.2007, number of entry 12241050003001344;

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 10.08.2007, number of entry 12241050008001344.

Taking into account the amendments (additions) registered by the Executive Committee of Dnipropetrovsk Municipal Council as of 19.10.2007, number of entry 12241050011001344.

OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" (hereinafter referred to as "the Company") is a successor of rights of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" established by way of reorganization of Leased Enterprise "Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht" in compliance with Memorandum of Association of December 28, 1994 No.72-AT concluded between the State Property Fund of Ukraine and Leasers' Association of "Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht" under the Law of Ukraine On State Enterprises' Property Privatization and Ukrainian Cabinet Decree No. 57-93 of May 20, 1993 "On Privatization of Integral Property Complexes of State Enterprises and Their Divisions Operated by Leasing Agreements".

ARTICLE 1. Name and Location of the Company

1.1. Full name of the Company in Ukrainian:

ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО «ІНТЕРПАЙП НИЖНЬОДНІПРОВСЬКИЙ ТРУБОПРОКАТНИЙ ЗАВОД»

Full name of the Company in Russian:

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНТЕРПАЙП НИЖНЕДНЕПРОВСКИЙ ТРУБОПРОКАТНЫЙ ЗАВОД»

Full name of the Company in English:

OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE- ROLLING PLANT"

1.2.Abbreviated name of the Company in Ukrainian:

ВАТ "ІНТЕРПАЙП НТЗ"

Abbreviated name of the Company in Russian:

ОАО "ИНТЕРПАЙП НТЗ"

Abbreviated name of the Company in English:

OJSC "INTERPIPE NTRP"

1.3. Company location and address:

21 Stoletov St., Dnipropetrovsk, 49081, Ukraine.

ARTICLE 2. Founders and Shareholders of the Company

2.1. The Founders of the Company are as follows: the State represented by the State Property Fund of Ukraine, identification code 00032945, located at 18,9 Kutuzov St., Kyiv, 01001, and Leasers' Association of Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht, w/o identification code, located at 21 Stoletov St., Dnipropetrovsk 49081, registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 1205-p of 30.12.1992.

2.2. The Company's Shareholders shall be:

- members of Nizhnedneprovsky Tube Rolling Plant named after Karl Liebknecht Leasers' Association;
- natural and legal persons of Ukraine who became the holders of the Company shares in the course of its privatization;
- natural and legal persons who purchased the shares in compliance with the legislation in effect, or acquired the ownership right to shares by other means.

2.3.The Company Shareholders' Register is kept by an independent registrar.

2.4. The Company's Shareholders shall have the right to:

- take part in management of the Company's affairs subject to procedure specified herein;
- take part in distribution of the Company's profit and receive a part thereof (as dividends). The right to receive a part of the Company's profit (dividends) is proportional to any share held by a person registered as the Company's Shareholder as at the date the dividends are due;
- obtain any details regarding his/her personal account, as well as the information on the Company's activity. Upon the Shareholder's request, the Company should provide to him/her the annual balance sheets, the Company's performance statements, the minutes of the meetings;
- to be withdrawn from the Company following the procedure established by the legislation in effect;
- receive a part of the Company's property in case of its liquidation pro rate to the net value of his/her shares in the Company;
- sell, donate, exchange, pledge, inherit his/her shares, wholly or partially, or execute a will thereon;
- have the priority in purchasing the Company's shares of future issues;
- assign control of his/her shares (including voting authority) to other person;
- enjoy any other rights stipulated by the current legislation.

2.5.The Company's Shareholders shall undertake to:

- keep to the Company by-laws and to execute the decisions of General Meetings;
- fulfill their obligation in the Company including property accountability and pay for the shares following the procedure and by the means provided for by legislation in effect;
- not to disclose commercial secret and confidential information about the Company's activity;
- fulfill other obligations if such are provided for by Ukrainian laws.

2.6. The shareholders shall not be liable for the Company's liabilities, and they shall bear risk of losses related to the Company's activity within value of shares held by them. Shareholders failing to pay for their shares in full shall, in cases provided in the Statute, bear responsibility for the Company's liabilities within the limits of unpaid part of shares' value.

ARTICLE 3. Objective and Subject of the Company's Activity

3.1. The main Company objective is organizing effective profit generating business.

3.2. The subject of the Company's activity shall be:

- steel, metal pipes, solid rolled wheels, ring items, tyres and other industrial products fabrication including that made on commission, and sales thereof;
- consumer goods production and selling;
- research and development activities with further manufacturing application of developments;
- development, fabrication, installation, repair, starting-up, adjustment and maintenance of non-standardized equipment;
- software production, follow up and selling;
- designing, construction, experimental, technological and computing operations in various industries;
- agricultural production;
- commercial, marketing and exchange trade operations;
- sales on commission, consignment, storage services;
- heat energy production and transportation thereof by main and local (distributing) networks, heat energy supply;
- electric power supply and transmission;
- natural gas supply and transmission with the use of adjustable tariffs;
- centralized water supply and water disposal;
- construction business (survey and design works for construction, erection of bearing structures and fencings, construction and assembly of utility and transport networks);

- rendering fixed-line telephony services with the right of maintenance and operation of telecommunication networks;

- rendering services on installation and maintenance of fire protection means and heating systems;

- collection and procurement of certain kinds of wastes as secondary raw materials;

- rendering services to citizens and enterprises, including utility, medical, consultancy, expertise and legal services;

- medical practice;

- wholesale and retail trade in medicines;

- wholesale and retail business;

- rendering various consumer services to citizens;

- employees and specialists' skills improvement, training and retraining;

- domestic and international transportation of passengers and cargoes by motor cars, railway and other transport, rendering forwarding services;

- collection of solid industrial wastes containing precious metals and precious stones and their scrape;

- rendering property guarding services, guarding Company ownership and providing admission by permits supported by departmental guard armed with rifled army guns;

- production, wholesale and retail sales of marketable concretes, mortars, reinforced concrete goods and structures;

- production and selling of individual protection means;

- tour operator and tourist agency business;

- rendering out-of-school education services;

- collecting, storing, recycling, metallurgical processing, transportation and selling of scrape and wastes of ferrous and non-ferrous metals;

- survey, design and engineering works in construction;

- rendering services to external organizations and enterprises in the field of technical and technological expertise, measurement assurance, product quality control and production processes;

- development, production, fabrication, storage, transportation, purchasing, forwarding, importing, exporting, supply, destroying of narcotic drugs, psychotropic agents and precursors;

- rendering paid training services in groups;

- providing cultural and educational activity, rendering paid services on holding cultural events;

- athletic and health improving activity: organization and conducting sports trainings for professionals and amateurs, assisting sportsmen in preparing for competitions in various kinds of sport recognized in Ukraine.

The Company shall carry out any activity requiring licensing or special permission only upon receiving the licenses or special permissions for providing such activity.

3.3. The Company performs foreign economic activity as a subject of foreign economic activity within the limits and in compliance with the objective of its activity. The Company has the right to perform all exporting and importing operations legal in Ukraine including conclusion of foreign economic contracts for sales, purchase, supply, barter, manufacturing goods on commission, intermediation, commission, consignment, services and work performing, storing, transporting, leasing, etc.

ARTICLE 4. The Company Legal Status

4.1. The Company is a legal person starting from the date of its registration with state authorities.

4.2. The Company performs its activity basing on and in compliance with the Ukrainian legislation in effect as well as with the present Statute.

4.3. The Company is the assignee of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

4.4. The Company has independent balance, settlement (current) and other accounts with banks, seal, stamps with its name and firm (trade) brand and trade mark approved by the Company Board, upon agreement with the Supervisory Council of the Company. Seal of the Company, in addition to mandatory details provided by the legislation, may contain the emblem below:

ІНТЕРПАЙП
НТЗ

4.5. The Company bears liability within the limits of property owned by it in compliance with the legislation in effect.

4.6. The Company can enter into any civil relationships legal in Ukraine with Ukrainian and foreign legal and natural persons. The Company can conclude the contracts and other agreements on sales, purchase, delivery, barter, donation, leasing, rent, loan agreements, contracts for research and develop-

ment works, forwarding services, commission contracts; other services', insurance, agency contracts; contracts of hiring work; transportation agreements; storage agreements; contracts of factoring, commercial concession, joint activity, and perform any other legal operations in compliance with Ukrainian legislation currently in effect.

The Company has the right on its own to acquire property and personal non-property rights, take responsibilities, act as a petitioner and defendant in arbitrage, court of law, and court of referees.

The Company has the right to acquire and render the rights for ownership and use of protection documents, technologies, scientific and technical information.

4.7. The Company has the right to issue securities and the right to perform transaction with securities and their derivatives in accord with the current legislation.

4.8. The Company has the right to:

- enter into associations with other business subjects;

- be the founder/ member of various economic associations and legal persons having different organizational and legal forms;

- carry out investment activity in Ukraine and abroad;

- be the founder/ member of charitable organizations and funds.

4.9. The Company shall be entitled to open its branches and representative offices as well as subsidiaries within and outside Ukraine in compliance with current Ukrainian legislation and the laws of the country in which such division is registered. Management of such divisions shall be effected by officials appointed by the Company's Board upon agreement with the Supervisory Council of the Company.

The subsidiaries, branches and representative offices established by the Company can be provided with fixed assets and current assets in accord with decision of the Supervisory Council of the Company.

The branches and representative offices of the Company perform on the basis of regulations thereof. The Head of a branch of representative office acts by proxy given by the Company. Branches and representative offices are not the legal persons.

The subsidiaries of the Company being the legal persons are not responsible for the Company liabilities and the Company is not responsible for their liabilities.

4.10. The Company can assign its experts abroad on business with the purpose of training, retraining, education and learning the experience of organizing and managing the firms and enterprises, collecting business information, taking part in negotiations, exhibitions, auctions, establishing business contacts.

4.11. In compliance with the current Ukrainian legislation, the Company has the right to recruit Ukrainian and foreign experts, independently determine the forms, amounts and methods of their remuneration.

4.12. The Company has the right to obtain bank loans in national and foreign currency, as well as credits and investments from foreign legal and natural persons. Such currency funds are used by the Company independently and in compliance to current legislation of Ukraine. The state takes no responsibility for the loans and investments received by the Company.

4.13. The Company can take part or otherwise co-operate with any international civil and other organizations, funds, enter international systems, etc. The Company takes part in international cultural and scientific exchange.

4.14. Foreign economic contracts (agreements, legal deeds) concluded by the Company are signed by the Chairman of the Board or other member of the Board authorized to act without power of attorney under joint decision of the Company's Board and Supervisory Council or by an individual having the relevant powers.

ARTICLE 5. Authorized (Aggregate) Capital and Property of the Company

5.1. The Authorized (aggregate) capital of the Company makes UAH 100 000 000 (one hundred million hryvnas).

5.2. The Authorized (aggregate) capital is divided into 400 000 000 (four hundred million) ordinary registered shares of 0,25 UAH par value each.

5.3. Initial subscription was conducted under Memorandum of Association No. 72-AT of 28.12.1994 and the shares were divided as follows:

- Nizhnedneprovsky Tube Rolling Plant named after Karl Liebknecht Leasers' Association was the owner of 16828240 (sixteen million eight hundred and twenty eight thousand two hundred and forty) shares of total value 420706000000 (four hundred and twenty billion seven hundred six million) Karbovanets;

- State Property Fund of Ukraine was the owner of 4725760 (four million seven hundred and twenty five thousand seven hundred and sixty) shares of total value 18144000000 (one hundred and eighteen billion one hundred and forty four million) Karbovanets.

Any subsequent subscriptions do not constitute the reason for amending the Memorandum of Association.

5.4. The Company property consists of fixed assets and current means as well as the other values which cost is recognized in the Company's balance-sheet.

5.5. The Company owns:

- the property provided to it by the founders;
- the property acquired from its business activity;
- the revenue received;
- other property acquired on the basis not forbidden by the law.

The Company shall possess, use and manage its property in compliance with the objectives of its business activity.

5.6. The Company has the right to sell or transfer to legal persons and citizens, to exchange, lease, give free of charge in temporary use or on loan any buildings, constructions, equipment, transport, tools, raw materials and other tangible assets belonging thereto it and to write them off the books.

5.7. The Company, by decision of the General Meeting, shall be entitled to change (increase or reduce) the amount of its authorized (aggregate) capital.

5.8. The authorized (aggregate) capital can be increased following the procedure established by the State Committee for Securities and Stock Market by way of issuing new shares or increasing the shares' par value.

5.9. The authorized (aggregate) capital can be reduced be way of:

- cutting par value of shares;
- reducing the number of shares by redeeming the part of shares by the Company from their holders with the purpose of their cancellation (cutting total quantity of shares).

Reduction of the authorized (aggregate) capital of joint-stock company shall be allowed after due notification of all its creditors, following legally established procedure. Creditors of the Company can demand pre-schedule termination or fulfillment of relevant obligations by the Company and recovery of losses.

In case of reducing the authorized (aggregate) capital the shares not submitted for cancellation are deemed invalid but not earlier than in 6 months after notification of all the shareholders via periodicals publishing the announcement of General Meeting.

ARTICLE 6. Company's Securities

6.1. The Company shall issue ordinary registered shares in documentary form for the amount of its authorized (aggregate) capital in compliance with the Ukrainian legislation and requirements of State Committee for Securities and Stock Market. The Company provides its shareholders with the certificates of shares according to the procedure and within the terms established by the legislation in effect.

6.2. Each share in the Company entitles the shareholder for one vote when making decisions considered at the General Meetings of Company's shareholders.

6.3. The shares are issued following the procedure established by the State Committee for Securities and Stock Market.

6.4. The shareholders have the right to independently dispose of the shares they own in compliance with the current legislation.

6.5. The share is of indivisible type. If one and the same share is owned by several individuals they all are considered as one owner and can exercise their rights via one of them or via their representative.

6.6. The Company has the right to redeem its shares according to the procedure established by the Ukrainian law. The redeemed shares are to be sold or cancelled within one-year period.

6.7. The Company keeps records and submits statements on shares in compliance with the current legislation by way of making an agreement on keeping the Register of Securities Holders with the legal person which has the relevant license for such Register keeping.

6.8. The Company has the right to issue bonds for distributing among legal and natural persons. The bonds shall confirm the Company's liability to reimburse the bondholder for the par value of the bond plus fixed interest on specified date.

The decision on bonds issue is made by the Supervisory Council of the Company.

The Company shall be entitled to issue bonds to the amount not exceeding its authorized (aggregate) capital or amount of guarantee the Company is specifically provided with by the third persons.

6.9. The Company has the right to issue promissory notes and other securities in compliance with the current legislation.

ARTICLE 7. Company Funds. Profit and Loss Allocation

7.1. The Company profit is generated by its business activity revenues after covering tangible and equivalent expenses and labor costs. In addition all taxes and budget charges stipulated by the law are paid. Net profit after all above settlements shall be at the Company's outright disposal.

7.2. The procedure of net profit allocation and losses covering is established in compliance with the current legislation, this Statute and internal regulations of the Company and is approved by the General Meeting of Shareholders as submitted by the Board and agreed with the Supervisory Council.

7.3. The Company shall create a reserve (insurance) fund and has the right to form other funds by the decision of the General Meeting of Shareholders. The funds required by law are created following the established procedure and in the amounts specified by the legislation.

The reserve (insurance) fund of the Company is formed in the amount not less than 25 per cent of the Company's authorized (aggregate) capital.

Amount of annual deductions to the reserve (insurance) fund cannot be under 5 per cent of the net profit amount.

In case the reserve (insurance) fund is formed in the amount of 25% of the Company's authorized (aggregate) capital of the Company, the deductions to the reserve (insurance) fund are not obligatory.

Amount of funds (if any) shall be approved by the General Meeting of Shareholders. The purpose, procedure of forming and ways of assets utilization are determined by the Supervisory Council of the Company.

The funds' assets are shall be used by the Board as agreed with the Supervisory Council of the Company.

7.4. The amount of dividends, terms and procedure of dividends paying are determined by the General Meeting of Shareholders. Dividends on shares are paid to the shareholders by the results of a calendar year once a year pro rata to the number of shares they hold and within the limits determined by the General Meeting.

The Company has no right to announce and pay the dividends:

- before the whole amount of authorized (aggregate) capital is paid;
- if the cost of Company's net assets is reduced to the amount less than the Company's authorized (aggregate) capital and reserve (insurance) fund;
- under other circumstances determined by the law.

The right to receive a part of profit (dividends) pro rata to share held in the Company's authorized (aggregate) capital belongs to persons being the Company's shareholders as at the beginning of the period the dividends are paid for.

The legal persons receive the dividends by way of money transfer to their accounts or by other ways determined by the General Meeting of Shareholders. The dividends to natural persons are paid by way of money transfer to their accounts, via the Company's cash desk or by other ways determined by the General Meeting of Shareholders.

The dividends not received by shareholders shall be deposited.

ARTICLE 8. Management Bodies of the Company

8.1. The management of the Company is provided by the following bodies:

- General Meeting of Shareholders;
- Supervisory Council;
- Board of the Company;
- Auditing Committee.

8.2. General Meeting of Shareholders.

8.2.1. General Meeting of Shareholders is the superior managing body of the Company.

8.2.2. The exclusive competence of the General Meeting of Shareholders is as follows:

a) introducing amendments to the Company's Statute including the changes of its authorized (aggregate) capital;

b) electing and recalling of the members of Supervisory Council, as well as formation and recalling of the executive body and other bodies of the Company, electing and recalling of the Chairman of the Board and members of the Board, electing and recalling of the members of the Auditing Committee;

c) approval of financial statements for a year, approval of the Company annual performance statements including the statements of its subsidiaries performance, approval of the reports and conclusions of the Auditing Committee, the profit allocation procedure, the terms and procedure of paying a part of the profit (dividends), establishing the procedure of losses covering;

d) establishment, reorganization and liquidation of subsidiaries, branches and representative offices, approving of their Statutes and Regulations;

e) deciding on termination of the Company's activity by way of merging, affiliation, dividing, transformation or liquidation, appointing the liquidation committee, approval of the liquidation balance-sheet;

f) deciding on delegating the Company's Shareholders Register keeping;

g) making decisions on assignment of the authorized person from among shareholders to represent the shareholders' interests in cases provided in the law.

The issues that are within the exclusive competence of the General Meeting of Shareholders cannot be delegated to the other managing bodies of the Company for consideration.

The other powers of the General Meeting of shareholders also include:

- determining the Company performance strategy, approving of its plans and reports on their execution;
- deciding on property accountability of the members of the Supervisory Council of the Company;
- determining the remuneration terms for the members of the Supervisory Council;
- making decisions on alienation of the Company's fixed assets in case the book value of fixed assets alienated by the Company in the current calendar year exceeded UAH 10 000 000.00 (ten million hryvnas);
- approval of annual limits for provision by the Company of any financial or property guarantees on third party liabilities;
- approval of general parameters of Company's property pledge, in particular, list of fixed assets of the Company not allowed to be pledged; pledge cover ratio, period of pledge etc.;
- making decisions on pledging fixed assets of the Company in cases when book value of assets to be pledged is equal or exceeds UAH 252 500 000.00, or when book value of an individual object of pledge is equal or exceeds UAH 15 150 000.00;
- making decisions on capital investments/other investments of the Company in the amount over UAH 25 250 000.00;
- approval of Company's contracts for rendering consultancy services thereto should the value of services rendered under contract exceed UAH15 000 000 (VAT excl.) or equivalent in foreign currency;
- approval of the Company's legal deeds not related to the Company's subject of activity in cases total amount of resulting liabilities of the Company under the said deed (associated deeds) exceeds UAH 10 000 000 (VAT excl.) or equivalent in foreign currency.

The General Meeting of Shareholders has the right to consider any other issues concerning the Company's performance.

The General Meeting of Shareholders can delegate a part of its authorities determined herein to the Supervisory Council or to the Board of the Company save those issues that comprise exclusive authority of the General Meeting.

8.2.3. The shareholders have the right to attend the General Meeting of shareholders personally or via their representatives who act in accord with duly executed power of attorney. The voting principle is 'one share – one vote'.

8.2.4.The General Shareholders Meeting is deemed competent if it is attended by shareholders cumulatively owning over 60 per cent of votes.

8.2.5. The decisions of the General Shareholders Meeting on:

- this Statute amendment;
- termination of the Company's activity including its liquidation;
- establishment, reorganization and termination of the Company's subsidiaries, branches and representative offices;
- alienation of the Company's property to the amount making 50 percent and more of the Company's property are made by the majority comprising minimum 3/4 of the votes of shareholders attending the Meeting.

8.2.6. The decisions on other issues are made by simple majority of votes of shareholders attending the General Meeting. Participant of the Company has no voting right during consideration at the general meeting of shareholders of any matters regarding conclusion of legal deed with him/her or dispute with the Company.

8.2.7. Regular General Meetings of Shareholders are convened once a year. The reasons for and the procedure of special Meetings of shareholders are determined in compliance with the current legislation of Ukraine. The proposals as for the agenda of the General Meeting of shareholders initiated by shareholders owning more than 10 per cent of votes are to be mandatorily included to the agenda.

Holders of registered shares are notified of holding the general meeting of shareholders personally, in written form. Besides, general notice is published in local media and in one of the official editions of Verkhovna Rada of Ukraine, the Ukrainian Cabinet of Ministers or the State Committee for Securities and Stock Market. This notice is to state time and place of the meeting and its agenda. The notification should be made at least 45 days before convening the general meeting of shareholders. Decisions on changes in the agenda are brought to the notice of all shareholders of the Company not later than 10 days before the meeting is held, by way of their publishing in the local press and in one of the official editions of Verkhovna Rada of Ukraine, the Ukrainian Cabinet of Ministers or the State Committee for Securities and Stock Market.

The notice on convocation of the next general meeting of shareholders to solve the question on making changes to the authorized (aggregate) capital of the Company shall include data stipulated by the current legislation.

Order of preparing and holding the general meeting is stipulated in the regulations on the general meetings of shareholders of OJSC "INTERPIPE NTP" approved by the Supervisory Council of the Company.

8.2.8. Resolutions passed by the general meeting of shareholders are binding upon the Company's management bodies and its shareholders.

8.3.Supervisory Council.

8.3.1. Supervisory Council is a collegial body representing the Company shareholders' interests in the intervals between general meetings of shareholders; controlling and regulating the Company's Board activity.

Certain functions referred to the competence of the general meeting of shareholders can be vested in the Supervisory Council by the resolution of the general meeting.

8.3.2. Supervisory Council consists of 7 members elected at the general meeting of shareholders from among the shareholders, for the term of 3 years. Members of the Supervisory Council can be recalled ahead of scheduled time by the resolution of the general meeting of shareholders.

8.3.3. Supervisory Council elects the chairman and deputy chairman from among its members, with the term of authorities corresponding to that of their authorities in the Supervisory Council.

8.3.4. Members of the Supervisory Council can't be the members of the Company's Board or members of the Auditing Committee.

8.3.5. Members of the Supervisory Council are the Company's officials.

8.3.6. Competence of the Supervisory Council includes:

- controlling the Company's Board activity;
- hearing of reports submitted by the Company's Board and officials of the Company's management bodies;
- determination of the purpose and order of usage of the reserve (insurance) and other funds; giving consent to the Company's Board as to usage of resources of the reserve (insurance) and other funds;
- approval of the internal regulations on the general meetings of shareholders, the Supervisory Council, the Board of the Company, the Auditing Committee, on the procedure of alienation of the Company's property, other internal documents regulating shareholders' relations with the Company;
- agreement of the decisions made by the Company's Board regarding fixation of remuneration of the managers of subsidiaries, branch establishments, representative offices, and persons authorized to manage shares in other companies (enterprises, associations);
- approval of the Company's organization, in cooperation with the Company's Board;
- passing resolutions on purchasing and alienation of shares, pays, bonds and other corporate rights;
- passing resolutions on purchasing (redemption) of the Company's shares and their further placement;
- making decisions on alienation of fixed assets of the Company of aggregate book value of up to UAH 10 000 000 (throughout the calendar year);
- making decisions on pledging of fixed assets of the Company in cases when book value of such fixed assets do not exceed UAH 252 500 000 or when book value of an individual object of pledge do not exceed UAH 15 150 000;
- making decisions on pledging corporate rights and other property belonging to the Company;
- making decisions on providing guarantees by the Company within annual limit approved by the general meeting of shareholders;
- making decisions on selling the Company's shares of additional issue which were subscribed (placed), but not fully paid during period stipulated by the general meeting of shareholders;
- removal from office of the Chairman of the Board/ members of the Board of the Company;
- assignment (in case of removal from office or termination of powers of the Chairman of the Board and members of the Company's Board as per this Statute) of temporarily acting Chairman of the Board and temporarily acting member of the Board, which powers are valid till election of new Chairman of the Board/ new member of the Board at the General meeting of shareholders;
- assignment of the person acting as the Chairman of the Board, in the event the Chairman of the Board and his/her deputy is not present;
- determination of the remuneration conditions for the Chairman and members of the Company's Board, conclusion of contract with the Chairman of the Board;
- making decisions on capital investments/other investments of the Company in the amount not exceeding UAH 25 250 000;
- approval of investment, accounting, financial-credit and other policy, strategy, procedures and investment programs of the Company;
- making decisions on establishment and liquidation of standing/temporary committees for achieving the statutory objects of the Company;
- involvement of experts, consultants, or independent auditing companies for auditing the Company's financial condition;
- arrangement of extraordinary inspections and audits of the Company's financial and eco-

nomic activity;

- agreement of the Company's Board decisions as to assignment of persons authorized on behalf of the Company to manage subsidiaries, branch establishments, representative offices and corporate rights (shares, parts, etc.) in other economic societies (enterprises, associations);
- passing resolutions on necessity of convocation of extraordinary meetings of shareholders;
- formation of the agenda of extraordinary meeting of shareholders convened on the written request of the Supervisory Council;
- agreement of the Company's Board measures taken for preparation and holding of the general meetings of shareholders;
- consideration of the reports of the Auditing Committee by results of the annual audits and other inspections of the Company;
- approval of the Company's quarterly reports, balance-sheets submitted by the Company's Board, and planned indices for the following reporting period. Approval of annual and quarterly budgets of the Company;
- control over fulfillment of resolutions of the general meetings of shareholders;
- passing resolutions on the Company's property leasing;
- passing resolutions on obtaining loans by the Company;
- deciding on the Company's participation in joint business and termination of such participation;
- passing resolutions, in cooperation with the Company's Board, towards granting authorities to certain members of the Board on acting without power of attorney on behalf of the Company;
- agreement of decisions on assignment and dismissal of directors of business units, chief engineer, chief accountant and managers of structural subdivisions directly subordinate to the Chairman of the Board;
- approval of the provisions of contract for keeping the register of the holders of registered securities;
- passing resolutions on issuing bonds;
- passing resolutions on the Company's participation in the economic societies, enterprises and associations, charitable organizations, other legal entities, on making contributions to their Authorized (aggregate) capital, including those provided under their formation, and resolutions on withdrawal therefrom;
- passing resolutions on returning investments and alienation of shares, parts, pays, other corporate rights, in the event of dropping out of economic societies and associations of which the Company is a member;
- passing resolutions as to control of corporate rights of subsidiaries, associations, economic societies, other legal persons where the Company is a member (shareholder), including the resolutions on giving consent to the Company towards reorganization and liquidation of legal persons in which the Company participates;
- issue of recommendations to the general meetings of shareholders, regarding candidatures of the Chairman and Secretary of the meeting;
- passing resolutions on bringing the Company's managers to property account, except members of Supervisory Council.

8.3.7. Meetings of the Supervisory Council are held as required. They shall be considered competent if attended by more than a half of Supervisory Council members elected.

Decisions of the Supervisory Council are made by simple majority of votes of the Supervisory Council members present at the meeting. Each member of the Supervisory Council has one vote. In the event of equality of votes, the chairman of Supervisory Council has the right of casting vote.

Decision of the Supervisory Council is written in the minutes; secretary of the Supervisory Council shall be responsible for keeping of the minutes.

Decisions of Supervisory Council can be made by way of polling. In this event, decisions shall be considered made, if supported by simple majority of the members of Supervisory Council. Procedure of polling shall be approved by the Company's Supervisory Council.

8.3.8. The member of Supervisory Council during the period when his/her powers are valid, can submit a request towards early termination of the above powers. In the event when the member of Supervisory Council submits a request to Supervisory Council as regards early termination of his/her powers, he/she is considered a person terminating membership in the Supervisory Council since the date of this request. In case of death of the member of Supervisory Council, he/she is considered a person terminating membership in the Supervisory Council because of death.

8.3.9. The Supervisory Council can establish from among members of the Council, with involvement of independent experts and specialists, standing or temporary consultative committees giving assistance to the Supervisory Council in its work, by way of preliminary consideration of the most important matters of the Company's activity.

8.3.10. Functions and powers of standing or temporary committees, their structure, procedure of

recruiting persons to them, and other matters connected with committees' work shall be determined and approved by the Supervisory Council during making a decision on formation of the relevant committee, with execution as an appendix to the minutes of Supervisory Council meeting, where the said decision was made. Conclusions of the Committee are merely recommendations; they are not binding on the Supervisory Council of the Company.

8.3.11. Any other matters towards activity of the Company's Supervisory Council shall be stipulated by the relevant Regulations approved by the Supervisory Council.

8.4. Board of the Company

8.4.1. Executive organ of the Company managing its current activity is the Board.

The Board consists of the Chairman of the Board, and 10 members of the Board one of which is the deputy chairman of the Board.

Chairman of the Company's Board and members of the Board shall be elected and recalled by the general meeting of shareholders. Election is made for the term till the next regular general meeting of shareholders. Should the next regular general meeting of shareholders fail to consider the issue on recalling the above persons, or no decision on recalling be made, the term of their authorities is considered prolonged till the next regular general meeting of shareholders. Total period of office of the Chairman of the Board and members of the Board of the Company is not limited.

In the intervals between the general meetings of shareholders, the Chairman of the Board and members of the Board can be removed from office ahead of schedule as per resolution of the Supervisory Council of the Company. Chairman of the Board and members of the Board can be withdrawn from the Company's Board at their own request.

8.4.2. The Board activity is managed by the Chairman of the Board.

8.4.3. Decisions of the Company's Board are made by simple majority of votes of the Board members. In the event of equality of votes, the Chairman of the Board has the right of decisive vote.

Meetings of the Company's Board are held at least once a month and are considered competent for passing resolutions, if attended by at least 2/3 of the full membership of the Board.

Decisions of Company's Board can be made by way of polling. In this event, decision shall be considered made, if supported by simple majority of the members of Board. Procedure of polling shall be approved by the Regulations on the Company's Board approved by the Supervisory Council of the Company.

Decisions of the Company's Board shall be recorded in the minutes. Chairman of the Board shall arrange keeping of minutes of the Board meetings.

8.4.4. Meeting of the Board shall be considered incompetent if the Chairman of the Board and deputy chairman are not present thereat.

8.4.5. The Supervisory Council concludes a contract with the Chairman of the Board elected by the general meeting of shareholders, for the period till the next general meeting of shareholders. On behalf of the Supervisory Council, the Chairman of Supervisory Council signs the contract.

8.4.6. Chairman of the Board shall act on behalf of the Company without power of attorney, manage the current affairs of the Company, independently resolve the matters of the Company's activity, represent the Company with all the enterprises, entities, organizations, authorities, both in Ukraine and abroad; sign the contracts, agreements and other letters of attorney; take other legal actions, apart from those referred to the competence of other management bodies by this Statute and legislation in effect.

Chairman of the Board can delegate part of his/her powers to certain officials of the Company, by issuing the relevant order and /or power of attorney. Procedure of the said delegation shall be set forth in the Regulations on the Company's Board.

Chairman of the Board shall provide for fulfillment of the resolutions of the general meetings of shareholders, Supervisory Council, Board of the Company, norms of the current legislation, the present Statute, constituent documents, local normative acts, terms of the collective bargaining contract, obligations to the State and counteragents under economic agreements, safe labor conditions in accordance with the norms of labor safety and protection stipulated for the Company's employees, observance of the requirements on environmental protection, integrity of the Company's property and its proper usage; he/she shall arrange and submit financial statements and statistical reports, and perform other functions stipulated by the legislation in effect.

Chairman of the Board shall approve the Regulations on the structural subdivisions of the Company.

8.4.7. Competence of the Company's Board shall include all the issues of the Company's activity, apart from those referred to the competence of the other body of the Company by legislation in effect, the present Statute or by the resolution of the general meeting of shareholders.

The Company's Board shall:

- manage everyday activity of the Company;

- develop investment, accounting, financial-credit and other policies, strategies, procedures, investment programs, business-plans of the Company and submit them for approval to the Supervisory Council of the Company;
- draw up investment programs, annual and quarterly budgets of the Company, and submit them for approval to the Supervisory Council of the Company;
- prepare quarterly statements and report to the Supervisory Council on financial and economic condition of the Company, observance of approved policy, fulfillment of business-plan, budgets and investment programs by the Company;
- carry out functions and powers on behalf of the general meeting of shareholders or Supervisory Council of the Company.

8.4.8. Chairman of the Board shall act within his/her competence and rights stipulated by the present Statute and internal regulations of the Company, and those delegated thereto by the Company's management bodies.

8.4.9. The Company's Board is subordinate in its activity to the general meeting of shareholders and Supervisory Council. The Board shall submit to the Auditing Committee of the Company consolidated annual balance-sheet, consolidated profit and loss account, annual report and other documents required for execution of powers by the Auditing Committee.

8.4.10. The Board ensures preparation and holding of general meetings of shareholders; renders material support and promotes the activity of Supervisory Council and Auditing Committee.

8.4.11. The right to act on behalf of the Company without power of attorney can be granted, apart from the Chairman of the Board, to certain members of the Company's Board, according to joint resolution of the Board and Supervisory Council. Other persons can act on behalf of the Company, in accordance with the powers vested as required.

8.4.12. The Company's Board and Supervisory Council shall resolve the matters, which require joint resolution or agreement, as a rule, by way of holding joint meetings, as complied with the present Statute, decision of the general meeting and Regulations of the Company. Dates and agenda of joint meetings shall be determined by agreement of the managers of the above organs. Resolutions are considered passed if both organs vote for them.

In necessity, passing resolutions at the Company's Board meeting is allowed, subject to written consent of the Supervisory Council on the issue considered.

8.5. Auditing Committee.

8.5.1. Inspection of financial and economic activity of the Company, its undertaking, branches and representative offices is performed by the Auditing Committee. Audits are conducted on the instructions of general meeting of shareholders, Supervisory Council, on the own initiative of the Committee, or upon request of shareholders possessing, in aggregate, at least 10 percent of shares.

The Auditing Committee, on its request, should be provided with all the materials, accounting records or other documents and personal explanations of the Company's officials.

8.5.2. The Auditing Committee is accountable to the general meeting of shareholders and Supervisory Council. Results of audit are brought to the notice of the Board, Supervisory Council, and General Meeting of the Company.

8.5.3. The Auditing Committee consists of the Company's shareholders (3 members in number) elected by the general meeting of shareholders for 3-year period. Members of the Auditing Committee elect the Chairman of the Auditing Committee from among its members. The members of the Auditing Committee can be recalled before the appointed time, by the resolution of the general meeting of shareholders.

8.5.4. Members of the Auditing Committee have the right to participate in the Board meetings with the right of deliberative vote.

8.5.5. The Auditing Committee shall draw up its conclusion on the annual reports and balance sheets. General meeting of shareholders can't approve balance sheet without conclusion made by the Auditing Committee.

8.5.6. The Auditing Committee undertakes to demand extraordinary convocation of the general meeting of shareholders in the event there is a material threat to the Company's interests, or any abuse of powers committed by the Company's officials is revealed.

8.5.7. On the matters falling within competence of the Auditing Committee, it passes resolutions at its meetings. Meetings of the Auditing Committee shall be considered competent is attended by more than a half of its elected members, taking into account Chairman of the Committee.

Resolutions of the Auditing Committee are passed by simple majority of all votes of the members of this Committee present. Each member of the Auditing Committee has one vote. In the event of equality of votes, the vote of the Chairman of the Auditing Committee shall be decisive.

8.5.8. The member of the Auditing Committee, in the period of his /her powers, is entitled to submit an application on early termination thereof. Should the member of the Auditing Committee submit the application on early termination of his /her powers, he/she is considered withdrawn from the Auditing

Committee membership since the date of application. In the event of death of the member of the Auditing Committee, he/she is considered dropped out of the Committee members because of death.

ARTICLE 9. Company's Accounting and Reporting

9.1. The Company keeps operative and business accounting of its results, and draws up statistical reports.

Form of reports and order of their submission shall be stipulated by the normative documents of the state authorities.

Validity and completeness of the annual balance sheet and statements of the Company should be confirmed by the Auditor. Auditors notify the Supervisory Council and the Auditing Committee of results of the audits performed and remarks related thereto.

9.2. Financial results of the Company's activity are defined in accordance with its annual financial statement.

9.3. The first fiscal year begins from the date of the Company's registration and ends on December 31 in the same year, and the next fiscal years are defined in accordance with calendar ones..

9.4. Financial and economic activity of the Company shall be effected in compliance with the financial plan.

9.5. Procedure of keeping operative and business accounts of the Company's results, as a whole, and results of its branches and representative offices shall be determined by the Board of the Company and by Accounting Standards of Ukraine.

ARTICLE 10. Labor Collective and its Self-Government

10.1. Labor collective of the Company consists of all the citizens with which labor contracts (agreements) are concluded.

10.2.Labor collective of the Company shall:

- consider and resolve the issues of the labor collective self-government, in accordance with the Company's Statute;
- consider and approve the draft collective agreement together with the Company's Board;
- in cooperation with the Board, determine and approve the list and order of rendering social benefits to the Company's employees within amount of funds provided in the financial plan;
- participate in rendering gratuities and moral incentives for the efficient work, promote inventive and rationalization activity, solicit for recommending employees for a state rewards.

10.3. Interests of the labor collective before the Company's executive bodies are presented by the meetings (conference) of the Company's labor collective. Mutual relations of the labor collective and executive bodies are defined by the relevant collective agreement.

10.4. At its meetings, the labor collective of the Company shall:

- consider and approve the draft collective agreement;
- consider and resolve the self-government issue related to the labor collective;
- deal with the other matters provided by the current legislation of Ukraine.

10.5. Members of the Company's labor collective are provided with social guarantees and compensations stipulated by the legislation in force.

10.6. The Company can employ experts, including the foreign ones, and fix the terms of cooperation on the basis of corresponding agreements and current legislation.

ARTICLE 11. Labor Organization and Payment

11.1. Labor relations within the Company shall be regulated by the Labor Code and the present Statute.

11.2. Order of employment and dismissal of employees, work day/week and leave duration, other matters of the Company's staff activities, shall be regulated by the legislation currently in effect, the collective agreement and internal regulations of the Company.

11.3. The Company shall independently develop and approve its staff list, and fix wages, forms and systems of remuneration.

11.4. Remuneration of employees is provided at the expense of the Company's funds. The Company is entitled to use tariff-free system of remuneration and to regulate it independently, with determination of the lines of usage.

Amount subject to payment as wages is divided between permanent employees of the Company, taking into account qualification, quantity and quality of labor, personal contribution of the employee into the final result of activity. The employee wages is not limited by maximum value, but it can't be less than minimum amount stipulated by the legislation.

11.5. The Company, at the expense of its own funds, can grant to the members of its labor collective the social benefits and to extend the paid leave, child rearing leave duration, to render material support, to compensate the cost of housing and communal services, to give subsidies for the food and special-purpose expenses, under availability of the relevant funds and resources.

ARTICLE 12. Procedure of Making Amendments to the Company's Statute

12.1. Amendments and additions to the Company's Statute shall be made in accordance with the current legislation at the general meeting of shareholders.

12.2. Amendments in the Company's Statute are subject to State registration. Amendments occurred in the Statute are brought to notice of registering authority, to make the necessary adjustments in the State Register, within legally established term.

ARTICLE 13. State and Commercial Secret, Confidential Information

13.1. The Company takes measures on keeping the State secret in accordance with the current legislation of Ukraine.

13.2. The Company has the right to include information of economic, commercial, technical, technological, business and social character to the category "Commercial secret and confidential information".

The Company shall protect its commercial secret and confidential information.

13.3. Amount and scope of data comprising commercial secret and confidential information, and order of their protection, are defined by the Company's Board in accordance with the Ukrainian legislation in effect.

13.4. Requirements towards keeping state and commercial secret and confidential information of the Company are mandatory for all the Company's shareholders and employees.

13.5. The Company shall submit to the state authorities, local self-government bodies, other enterprises, establishments, and entities the information provided by the legislation only.

ARTICLE 14. Termination of the Company's Activity

14.1. Termination of the Company's activity shall be effected by its reorganization (merger, joining, affiliation, division, transformation), or liquidation in compliance with the requirements of the legislation of Ukraine.

14.2. Termination of the Company's activity shall be effected by the resolution of the General Meeting.

14.3. Under reorganization of the Company, all its rights and obligations are transferred to the Company's successors.

14.4. The Company shall be liquidated:

- by the resolution of the General Meeting;
- as based on the court decision;
- as based on the decision of the economic court subject to procedure established by the Law of Ukraine "On Recovery of the Debtor Solvency or Recognition It as a Bankrupt".

14.5. The Company's liquidation shall be performed by the liquidation committee assigned by the General Meeting of shareholders, and in the events of bankruptcy and termination of the Company's activity by decision of the court / economic court, the Company is liquidated by the liquidation committee assigned by the said authorities.

14.6. As from the date of appointment of the liquidation committee, it shall acquire all the powers on managing the Company's affairs.

14.7. The liquidation committee, before expiry of the Company's liquidation period, is subject to the control of the Auditing Committee. The liquidation committee bears the property (material) responsibility for any losses caused thereby to the Company and to third persons, in accord with the current legislation of Ukraine.

14.8. The liquidation committee within 3 days upon assignment thereof shall publish the Company's information in one of the official (republican and local) printed media, with statement of the date of making claims by creditors; it evaluates the available property of the Company, its debtors and creditors and makes settlements therewith; takes measures for payment of the Company's debts to the third persons and shareholders; draws up the liquidation balance sheet and submits it to the general meeting of shareholders or to the body appointing the liquidation committee.

14.9. Validity and completeness of the liquidation balance sheet shall be conformed by the auditor (auditing company).

14.10. Funds belonging to the Company including proceeds from selling its property under liquidation, upon due settlements on payment of wages to employees, and meeting obligations to the budget, banks, holders of bonds issued by the Company, and other creditors, shall be distributed between the Company's shareholders pro rata to their shares (percents) in the Authorized (aggregate) Capital.

14.11. Property transferred to the Company by its shareholders for use only, shall be returned in kind, without remuneration.

14.12. In the event of disputes, which arise as to payment of the Company's debts, its cash funds shall not be distributed between shareholders until the relevant dispute is settled, or until the creditors receive the required guarantees.

14.13. Liquidation of the Company shall be considered completed, and the Company terminating its activity, as from the date of making the relevant entry in the State Register.

The present Statute is drawn up in 2 original copies.

In accordance with the Minutes No. 8 of 12.10.2007 of the Extraordinary General Meeting of Shareholders of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE- ROLLING PLANT", the present amendments and additions to the Company's Statute, by means of stating thereof in new version, are signed by Yevgen Vasylyovich Gorb, the Chairman of the Meeting, passport series AE No. 286198, issued on November 04, 1996 by Amur-Nizhnedneprovsky District Department of the Ukrainian Ministry of Internal Affairs Administration in Dnipropetrovsk Region.

____

(signature)

Attachment 29

File No.82-4814

			CODES
		Date	31.03.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private ownership	by KFV	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	**Thousand UAH**	Check sum	
Address	21 Stoletov St., Industrialny district, Dnipropetrovsk, 49081, Dnipropetrovsk region, Ukraine		

BALANCE-SHEET
AS AT MARCH 31, 2007

Form No. 1 — Code by DCUD: 1801001

Assets	Code of line	As at the beginning of reporting period	As at the end of reporting period
1	2	3	4
I. Non-current assets			
Intangible assets:			
depreciated cost	010	3 123,0	4 008,0
initial cost	011	3 493,0	4 390,0
accumulated depreciation	012	370,0	382,0
Construction in progress	020	74 592,0	141 916,0
Fixed assets:			
depreciated cost	030	1 461 587,0	1 410 841,0
initial cost	031	1 891 322,0	1 891 985,0
wear and tear	032	429 735,0	481 144,0
Long-term biological assets:			
fair (depreciated) value	035	0,0	0,0
initial cost	036	0,0	0,0
accumulated depreciation	037	0,0	0,0
Long-term financial investments:			
accounted by the method of participation in capital of other companies	040	0,0	0,0
other financial investments	045	369,0	380,0
Long-term accounts receivable	050	331,0	317,0
Deferred tax assets	060	174 131,0	174 131,0
Other non-current assets	070	0,0	0,0
Total for Section I	**080**	**1 714 133,0**	**1 731 593,0**
II. Current assets			
Production reserves	100	334 495,0	360 308,0
Current biological assets	110	0,0	0,0
Production in progress	120	132 221,0	250 847,0
Finished products	130	113 290,0	133 389,0
Goods	140	185,0	174,0
Notes receivable	150	0,0	0,0
Accounts receivable for goods, works, services:			
net selling value	160	802 458,0	848 029,0
initial value	161	802 458,0	848 029,0
bad debt reserve	162	0,0	0,0
Receivables on settlements:			
with budget	170	112 815,0	140 206,0
on advances made	180	213 588,0	167 728,0
on accrued revenues	190.	112,0	112,0
on internal payments	200	0,0	0,0
Other current receivables	210	28 839,0	6 453,0
Current financial investments	220	0,0	0,0

1	2	3	4
Cash and cash equivalents:			
in national currency	230	528,0	53 901,0
in foreign currency	240	11 750,0	97 654,0
Other current assets	250	125 707,0	75 718,0
Total for Section II	**260**	**1 875 988,0**	**2 134 519,0**
III. Deferred charges	**270**	**10 963,0**	**9 787,0**
Balance	**280**	**3 601 084,0**	**3 875 899,0**

Liabilities	**Code of line**	**As at the beginning of reporting period**	**As at the end of reporting period**
1	2	3	4
I. Equity capital			
Authorized capital	300	13 471,0	13 471,0
Share capital	310	0,0	0,0
Additional laid-down capital	320	37 181,0	28 234,0
Other additional capital	330	1 045 361,0	1 009 242,0
Reserve capital	340	19 993,0	19 993,0
Retained profit (outstanding loss)	350	716 653,0	786 458,0
Unpaid capital	360	(0,0)	(0,0)
Withdrawn capital	370	(9 026,0)	(79,0)
Total for Section I	**380**	**1 823 633,0**	**1 857 319,0**
II. Provision of such expenditures and payments			
Provision of staff remuneration	400	13 536,0	13 278,0
Other provisions	410	0,0	8 693,0
Inserted line – amount of insurance reserves	415	0,0	0,0
Inserted line – amount of re-insurers shares in the insurance reserves	416	0,0	0,0
Special-purpose financing	420	0,0	0,0
Total for Section II	**430**	**13 536,0**	**2 1971,0**
III. Long-term liabilities			
Long-term bank loans	440	61 105,0	61 105,0
Other long-term financial liabilities	450	681 750,0	1 013 409,0
Deferred tax liabilities	460	293 574,0	293 574,0
Other long-term liabilities	470	0,0	0,0
Total for Section III	**480**	**1 036 429,0**	**1 368 088,0**
IV. Current liabilities			
Short-term bank loans	500	7 793,0	14 718,0
Current debt on long-term liabilities	510	0,0	0,0
Notes issued	520	62 198,0	13 084,0
Accounts payable for goods, works, services	530	212 213,0	173 098,0
Current liabilities towards settlements:			
on advances received	540	353 370,0	348 254,0
with budget	550	5 274,0	13 811,0
on off-budget payments	560	2 381,0	794,0
on insurance	570	5 939,0	6 438,0
on labor remuneration	580	13 293,0	14 803,0
with participants	590	6 239,0	5 573,0
on internal settlements	600	0,0	0,0
Other current liabilities	610	58 786,0	37 948,0
Total for Section IV	**620**	**727 486,0**	**628 521,0**
V. Deferred incomes	**630**	**0,0**	**0,0**
Balance	**640**	**3 601 084,0**	**3 875 899,0**

Director — (Signature) — Andriy Mykolayovych Korotkov (Name)

Chief Accountant — (Signature) — Iryna Volodymyrivna Sokolova (Name)

Seal

Attachment 30

File No.82-4814

			CODES
		Date	31.03.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private property	by KFV	10
Public authority	Open joint-stock companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	Thousand UAH	Check sum	

INCOME STATEMENT FOR THE FIRST QUARTER OF YEAR 2008

I. FINANCIAL RESULTS Form No.2 Code by DCUD 1801003

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from selling products (goods, works, services)	010	13 311 892,0	1 168 375,0
Value added tax	015	(83 868,0)	(88 197,0)
Excise tax	020	(0,0)	(0,0)
	025	(0,0)	(0,0)
Other deductions from income	030	(5 040,0)	(5 106,0)
Net income (proceeds) from selling products (goods, works, services)	035	1 242 984,0	1 075 072,0
Prime cost of sold products (goods, works, services)	040	(1 028 118,0)	(801 051,0)
Gross profit: profit	050	214 866,0	274 021,0
loss	055	(0,0)	(0,0)
Other operating incomes	060	533 267,0	407 742,0
Administrative costs	070	(38 228,0)	(40 052,0)
Sales costs	080	(90 216,0)	(70 605,0)
Other operating costs	090	(513 102,0)	(402 953,0)
Financial result from operating activity: profit	100	106 587,0	168 153,0
loss	105	(0,0)	(0,0)
Income from participation in capital	110	0,0	0,0
Other financial incomes	120	938,0	787,0
Other incomes	130	4 146,0	245 216,0
Financial costs	140	(18 706,0)	(8 482,0)
Losses from participation in capital	150	(0,0)	(0,0)
Other costs	160	(2 320,0)	(180 789,0)
Financial results from ordinary activity before tax: profit	170	90 645,0	224 885,0
loss	175	(0,0)	(0,0)
Tax on profit from ordinary activity	180	(55 498,0)	(51 526,0)
Tax income regarding profit from ordinary activity	185	0,0	0,0
Financial results from ordinary activity: profit	190	35 147,0	173 359,0
loss	195	(0,0)	(0,0)
Extraordinary: incomes	200	0,0	0,0
costs	205	(0,0)	(0,0)
Taxes on extraordinary profit	210	(0,0)	(0,0)
Net: profit	**220**	**35 147,0**	**173 359,0**
loss	**225**	**(0,0)**	**(0,0)**

II. ELEMENTS OF OPERATING COSTS

Name of index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	912 009,0	715 845,0
Labor remuneration expenses	240	55 502,0	46 820,0
Deductions to social events	250	21 295,0	18 304,0
Depreciation	260	46 765,0	51 427,0
Other operating costs	270	127 637,0	112 017,0
Total	280	1 163 208,0	944 413,0

III. CALCULATION OF SHARE PROFITABILITY INDICES

Name of item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	53 841 185	53 885 000
Adjusted average annual quantity of ordinary shares	310	53 841 185	53 885 000
Net profit (loss) per one ordinary share	320	0,65	3,22
Adjusted net profit (loss) per one ordinary share	330	0,65	3,22
Dividends per one ordinary share	340	0,0	0,0

Director ______________ Andriy Mykolayovych Korotkov

(Signature) (Name)

Chief Accountant ______________ Iryna Volodymyrivna Sokolova

(Signature) (Name)

Seal

Attachment 31

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: Kennedy, 8, Athienitis Building, 4th floor, Flat/Office 401, P.C.1087, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 10,9% p.a..

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On June 27, 2008 OJSC "INTERPIPE NTP" received the seventh tranche to the amount of USD 12 000 000,00 (twelve million US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 3,19 %

Tranche amount/loan amount ratio (percent) –6,0 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at March 31, 2008) is UAH 1 857 319 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 26,94%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

Signature

Seal 01.07.2008 (date)

Attachment 32

File No.82-4814

2011 JUL 22 A 7:11

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

<u>**Contents of information:**</u>

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: Kennedy, 8, Athienitis Building, 4th floor, Flat/Office 401, P.C.1087, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 10,9% p.a..

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On August 19, 2008, OJSC "INTERPIPE NTP" received the eighth tranche to the amount of USD 8 000 000,00 (eight million US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 2,13 %

Tranche amount/loan amount ratio (percent) –4,0 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at June 30, 2008) is UAH 1 953 801 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 26,90%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board — A.M.Korotkov

Signature

Seal — 20.08.2008 (date)

Attachment 33

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information about changing the holders of shares to which 10 % and more of voting shares belong

2. Text of the Notice

Contents of information:

On September 22, 2009 "Sigma Register" Ltd., the registrar, provided the issuer with information about owners holding 10 % and more in the Authorized (aggregate) capital of the Company, after entering of data on shareholders and securities purchased by them according to results of private placement of shares of OJSC "INTERPIPE NTP".

Persons holding 10 % and more in the Authorized (aggregate) capital are as follows:

Legal person "INTERPIPE LIMITED", located at the address: Kennedy, 8, Athienitis Building, 4th floor, Flat/Office 401, P.C.1087, Nicosia, Cyprus, Reg. No. HE 170535, is a holder of 21,55% of voting shares in OJSC "INTERPIPE NTP".

Legal person "INTERPIPE UKRAINE" Ltd., located at the address: 1-A Pisarzhevsky St., Dnipropetrovsk, 49005, Ukraine, Code EDRPOU 33668606, is a holder of 12,06% of voting shares in OJSC "INTERPIPE NTP".

Legal person "SALEKS INVESTMENTS LIMITED", located at the address: Kennedy, 8, Athienitis Building, 4th floor, Flat/Office 401, P.C.1087, Nicosia, Cyprus, Reg. No. HE 186148, is a holder of 60,00% of voting shares in OJSC "INTERPIPE NTP".

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board | A.M.Korotkov

Signature

Seal

23.09.2008
(date)

Attachment 34

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Notifications about taking decision and buying of own shares

2. Text of the Notice

Contents of information:

On the 6th of October, 2008 (Minutes No. 214) the Supervisory Board of OJSC "INTERPIPE NTRP" made a decision of redemption of own shares.

The commencement of redemption is November 17, 2008.

The ending of redemption is December 5, 2008.

The procedure for receipt of Applications taking place within the established term since the 17th of November, 2008 till the 1st of December, 2008 is as follows:

- in weekdays (from Monday till Friday) since 9:00 a.m. till 5:00 o'clock p.m.;
- on Saturday since 10:00 o'clock a.m. till 14:00 o'clock p.m.;
- on Sunday the Applications aren't accepted.

The Shareholders having intentions to sell the shares possessed by them to the Company within the term established for receipt of Applications should file a written Application on sale of shares to the Board of the Company stating the following information:

- for the natural persons: name, surname and patronymic; Personal Tax Number; entry of Personal Identification Document (Passport); place of residence (registration); mailing address (at availability); telephone and other communication numbers; quantity, type and category of shares advertised for sale and date of drawing the Application up. Optionally, natural person may state Bank Details of his/her Current Account in order to receive payment for shares redeemed on the Account;
- for the legal persons: full name, Identification Code by YEDRPOU (the non-residents should state Identification Code indicated in the Certificate of Registration or the details from extract from Bank/Trade/Ship's Register or Registration Certificate) as well as the country of registration; the seat; Mail Address (at availability); telephone and other communication numbers; Bank Details; quantity, type and category of shares advertised for sale and date of drawing the Application up.

The Application filing by natural person is to be signed personally or by authorized representative of natural person. The Application filing by legal person is to be signed by the Head or the person authorized by him being certified by the seal. The Application filed by the Shareholder's representative should be accompanied by the Documents enclosed with it confirming the powers of representative aforementioned in accordance with Legislation in force.

Written Applications are filed to the Board by the Shareholder (his authorized representative) personally or mailed to the Legal Address of the Company.

The Applications mailed after the 1st of December, 2008 shouldn't be accepted for consideration.

Mailing date of the Application is considered to be the one stated on the stamp of Sender Mail Department.

The Shareholder having submitted to the Company a written Application on sale of shares is entitled to recall his Application within the term established for receipt of Applications, in particular, till 5:00 o'clock p.m. of the 1st of December, 2008. The Application of Recall may be submitted personally or mailed to the Legal Address of the Company.

The summarizing of Applications on sale of shares submitted by Shareholders will take place since the 2nd of December, 2008 till the 5th of December, 2008. The Applications being received by mail after the 5th of December, 2008 aren't liable to consideration.

The Shareholder and the Company should enter into Share Purchase and Sale Agreement by the results of receipt of Applications that should contain full name, Identification Code by YEDRPOU, Bank Details and other ones (for legal persons) or surname, name and patronymic, Passport Data, Identification Number of Tax Payee, Bank Details and other ones (at availability) – for natural persons; telephone and other communication numbers; quantity, nominal value, total cost of shares advertised for sale, share payment procedure and other necessary details.

The Share Purchase and Sale Agreements are to be concluded since the 8th of December, 2008 till the 29th of December, 2008.

When failure of the Documents aforementioned filed by the Shareholder for redemption of shares to comply with the information (person identification) in the Register System of Holders of Nominal Securities of OJSC "INTERPIPE NTRP", the Company is entitled to require form Shareholder making of necessary changes in the Register System by dint of addressing to the Registrar Sigma Register Company (01601, Kyiv, the 24th floor, vul. Mechnikovaa, 2; tel.: (044) 585-64-27; 585-64-28; 585-64-89) in accordance with Legislation in force.

When conclusion of Agreement, the Shareholder should hand to the Company over the Documents necessary and sufficient to register passing of property for shares in the Register of Company Registered Securities Shareholders (Order of Assignment and original copy of Share Certificate).

The Order of Assignment should be signed by Shareholder or his authorized representative.

The signature of person authorized to act on behalf of legal person being Shareholder in Order of Assignment should be certified by the seal of said legal person. Authenticity of Shareholder's signature (authorized representative) being a natural person in Order of Assignment should be certified by Notary or other persons authorized to render Notarial Services. The services of notarization of Order of Assignment are to be paid at the expense of Shareholder.

The settlements for the shares purchased by the Company should be made on the grounds of Share Purchase and Sale Agreements within the term stipulated by corresponding Agreement, but within 20 days since the date of Share Purchase and Sale Agreements at the most in Cash Assets of National Currency. Procedure of payment for shares is as follows:

- by means of transfer of Cash Assets to the Current Account stated in the Application filed by Shareholder and the Agreement;
- through the Cash Office of the Company situated at the seat of the Company (49081 Dnipropetrovs'k, vul. Stoletova, 21);
- by means of transfer of Cash Assets to the address of place of residence (registration) stated in Application filed by the Shareholder and the Agreement. The services of Ukrainian Post are paid at the expense of Shareholder.

When total quantity of shares advertised for sale by the Shareholder exceeds the number of shares the Company intends to acquire, the acquisition should take place pro rata the portion of each Shareholder having intention to sell his shares in the total amount of proposals declared.

The Company redeems its own shares with the view of their further realization within the term non-exceeding a year since the date of acquisition of the ones.

The Acquisition Cost is 7 (seven) UAH. The price of shares is fixed accounting for the Exchange Cost fixed by results of Company share quotation at FETS Stock Exchange Subsidiary State Enterprise within a week preceding making of decision by Supervisory Board as to Company redemption of its own shares as prevailing factor justifying Company expenses for the redemption procedure to be carried out.

Nominal value of a share is 0.25 UAH

The market value of share as of the 6th of October, 2008 being determined as Average Weighted Value of Agreements being registered at FETS Stock Exchange Subsidiary State Enterprise for the period since the 29th of September, 2008 till the 3rd of October, 2008 makes up 7.11 UAH.

The earning per share by Annual Financial Accountability of 2007 makes up 8.00 UAH.

25 000 000 ordinary nominal shares are liable to redemption. The form of share existence is documentary one.

The percentage ratio of quantity of shares liable to redemption to the amount of (Composed) Authorized Capital Stock makes up 6.25 percent.

The Shareholders possessing 10 and more percent of shares as of state before their redemption are as follows:

- INTERPIPE LIMITED Private Limited Liability Company holding 86 213 324 ordinary nominal shares of the Company being equal to 21.55333100 percent of (Composed) Authorized Capital Stock;
- SALEKS INVESTMENTS LIMITED Private Limited Liability Company holding 240 000 007 ordinary nominal shares of the Company being equal to 60.00000175 percent of (Composed) Authorized Capital Stock;
- INTERPIPE UKRAINE Private Limited Liability Company holding 48 250 905 ordinary nominal shares of the Company being equal to 12.06272625 percent of (Composed) Authorized Capital Stock.

There is no information on members of Board of the Company and/or the Executive Body from which the shares are being redeemed at indication of quantity of shares held by them and their portion in total amount of shares as of state before share redemption.

The Company doesn't possess shares of own issue previously redeemed as of the date of decision making.

Date of share issue registration is the 25th of April, 2008, number of Registration Certificate of issue of shares liable to redemption 169/1/08 given by Securities and Exchange State Commission on the 16th of July, 2008.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

____
Signature

Seal 07.10.2008
(date)

Attachment 35

File No.82-4814

Dear Shareholder:

On the 6th of October, 2008 (Minutes No. 214) the Supervisory Board of OJSC "INTERPIPE NTRP" made a decision of redemption of own shares.

The commencement of redemption is November 17, 2008.

The ending of redemption is December 5, 2008.

The procedure for receipt of Applications taking place within the established term since the 17th of November, 2008 till the 1st of December, 2008 is as follows:

- in weekdays (from Monday till Friday) since 9:00 a.m. till 5:00 o'clock p.m.;
- on Saturday since 10:00 o'clock a.m. till 14:00 o'clock p.m.;
- on Sunday the Applications aren't accepted.

The Shareholders having intentions to sell the shares possessed by them to the Company within the term established for receipt of Applications should file a written Application on sale of shares to the Board of the Company stating the following information:

- for the natural persons: name, surname and patronymic; Personal Tax Number; entry of Personal Identification Document (Passport); place of residence (registration); mailing address (at availability); telephone and other communication numbers; quantity, type and category of shares advertised for sale and date of drawing the Application up. Optionally, natural person may state Bank Details of his/her Current Account in order to receive payment for shares redeemed on the Account;
- for the legal persons: full name, Identification Code by YEDRPOU (the non-residents should state Identification Code indicated in the Certificate of Registration or the details from extract from Bank/Trade/Ship's Register or Registration Certificate) as well as the country of registration; the seat; Mail Address (at availability); telephone and other communication numbers; Bank Details; quantity, type and category of shares advertised for sale and date of drawing the Application up.

The Application filing by natural person is to be signed personally or by authorized representative of natural person. The Application filing by legal person is to be signed by the Head or the person authorized by him being certified by the seal. The Application filed by the Shareholder's representative should be accompanied by the Documents enclosed with it confirming the powers of representative aforementioned in accordance with Legislation in force.

Written Applications are filed to the Board by the Shareholder (his authorized representative) personally or mailed to the Legal Address of the Company.

The Applications mailed after the 1st of December, 2008 shouldn't be accepted for consideration.

Mailing date of the Application is considered to be the one stated on the stamp of Sender Mail Department.

The Shareholder having submitted to the Company a written Application on sale of shares is entitled to recall his Application within the term established for receipt of Applications, in particular, till 5:00 o'clock p.m. of the 1st of December, 2008. The Application of Recall may be submitted personally or mailed to the Legal Address of the Company.

The summarizing of Applications on sale of shares submitted by Shareholders will take place since the 2nd of December, 2008 till the 5th of December, 2008. The Applications being received by mail after the 5th of December, 2008 aren't liable to consideration.

The Shareholder and the Company should enter into Share Purchase and Sale Agreement by the results of receipt of Applications that should contain full name, Identification Code by YEDRPOU, Bank Details and other ones (for legal persons) or surname, name and patronymic, Passport Data, Identification Number of Tax Payee, Bank Details and other ones (at availability) – for natural persons; telephone and other communication numbers; quantity, nominal value, total cost of shares advertised for sale, share payment procedure and other necessary details.

The Share Purchase and Sale Agreements are to be concluded since the 8th of December, 2008 till the 29th of December, 2008.

When failure of the Documents aforementioned filed by the Shareholder for redemption of shares to comply with the information (person identification) in the Register System of Holders of Nominal Securities of OJSC "INTERPIPE NTRP", the Company is entitled to require form Shareholder making of necessary changes in the Register System by dint of addressing to the Registrar Sigma Register Company (01601, Kyiv, the 24th floor, vul. Mechnikovaa, 2; tel.: (044) 585-64-27; 585-64-28; 585-64-89) in accordance with Legislation in force.

When conclusion of Agreement, the Shareholder should hand to the Company over the Documents necessary and sufficient to register passing of property for shares in the Register of Company Registered Securities Shareholders (Order of Assignment and original copy of Share Certificate).

The Order of Assignment should be signed by Shareholder or his authorized representative.

The signature of person authorized to act on behalf of legal person being Shareholder in Order of Assignment should be certified by the seal of said legal person. Authenticity of Shareholder's signature (authorized representative) being a natural person in Order of Assignment should be certified by Notary or other persons authorized to render Notarial Services. The services of notarization of Order of Assignment are to be paid at the expense of Shareholder.

The settlements for the shares purchased by the Company should be made on the grounds of Share Purchase and Sale Agreements within the term stipulated by corresponding Agreement, but within 20 days since the date of Share Purchase and Sale Agreements at the most in Cash Assets of National Currency. Procedure of payment for shares is as follows:

- by means of transfer of Cash Assets to the Current Account stated in the Application filed by Shareholder and the Agreement;
- through the Cash Office of the Company situated at the seat of the Company (49081 Dnipropetrovs'k, vul. Stoletova, 21);
- by means of transfer of Cash Assets to the address of place of residence (registration) stated in Application filed by the Shareholder and the Agreement. The services of Ukrainian Post are paid at the expense of Shareholder.

When total quantity of shares advertised for sale by the Shareholder exceeds the number of shares the Company intends to acquire, the acquisition should take place pro rata the portion of each Shareholder having intention to sell his shares in the total amount of proposals declared.

The Company redeems its own shares with the view of their further realization within the term non-exceeding a year since the date of acquisition of the ones.

The Acquisition Cost is 7 (seven) UAH. The price of shares is fixed accounting for the Exchange Cost fixed by results of Company share quotation at FETS Stock Exchange Subsidiary State Enterprise within a week preceding making of decision by Supervisory Board as to Company redemption of its own shares as prevailing factor justifying Company expenses for the redemption procedure to be carried out.

Nominal value of a share is 0.25 UAH

The market value of share as of the 6th of October, 2008 being determined as Average Weighted Value of Agreements being registered at FETS Stock Exchange Subsidiary State Enterprise for the period since the 29th of September, 2008 till the 3rd of October, 2008 makes up 7.11 UAH.

The earning per share by Annual Financial Accountability of 2007 makes up 8.00 UAH.

25 000 000 ordinary nominal shares are liable to redemption. The form of share existence is documentary one.

The percentage ratio of quantity of shares liable to redemption to the amount of (Composed) Authorized Capital Stock makes up 6.25 percent.

The Shareholders possessing 10 and more percent of shares as of state before their redemption are as follows:

- INTERPIPE LIMITED Private Limited Liability Company holding 86 213 324 ordinary nominal shares of the Company being equal to 21.55333100 percent of (Composed) Authorized Capital Stock;
- SALEKS INVESTMENTS LIMITED Private Limited Liability Company holding 240 000 007 ordinary nominal shares of the Company being equal to 60.00000175 percent of (Composed) Authorized Capital Stock;
- INTERPIPE UKRAINE Private Limited Liability Company holding 48 250 905 ordinary nominal shares of the Company being equal to 12.06272625 percent of (Composed) Authorized Capital Stock.

There is no information on members of Board of the Company and/or the Executive Body from which the shares are being redeemed at indication of quantity of shares held by them and their portion in total amount of shares as of state before share redemption.

The Company doesn't possess shares of own issue previously redeemed as of the date of decision making.

Date of share issue registration is the 25th of April, 2008, number of Registration Certificate of issue of shares liable to redemption 169/1/08 given by Securities and Exchange State Commission on the 16th of July, 2008.

Remind of Legal Address of the Company:

OPEN JOINT-STOCK COMPANY "NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

vul. Stoletova, 21 Dnipropetrovs'k, 49081, Ukraine

The Board of OJSC 'INTERPIPE NTRP"

Attachment 36

File No.82-4814

"Zorya" Newspaper, dated 04.11.2008 No.45 (20763)

DEAR SHAREHOLDERS!

OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKYY TUBE-ROLLING PLANT" informs about calling of special general meeting of shareholders that will be carried out in December, 25, 2008 n 2:00 p.m. in conference hall of plant administration (second floor of the 9-floors engineering building) by the following address: city of Dnepropetrovsk, Stoletov Street, building 21 (final station of trolleybus route №15)

AGENDA:

1. Submission of alterations and complements to the Company Statute.
2. Approval of limits provided by the Company of Finance and Property Payment Guarantees of third parties duties on the year of 2009.
3. Making a decision concerning to security deposit of the Company's fixed assets which individual reported value is equal or exceeds 15 150 000 hrivnas (UAH) and making a decision concerning to security deposit of the Company's fixed assets, which cumulative reported value is equal or exceeds 252 500 000 UAH.

Registration will be carried out at the place of meeting conduction - December, 25, 2008 since 11-40 a.m. till 1-40 p.m.

For taking part at the shareholders meeting it is necessary to have the following:

- Shareholders shall have a document that identifies personality of the person (passport) and a document that approve property right for stock.
- Shareholders' representatives shall have a letter of attorney made in accordance with the current legislation or any other document that approves representative's authority and a document that identifies personality of the person (passport) and a document that approve property right for stock.

Shareholders can personally find out what materials are connected with the agenda on the following address: city of Dnepropetrovsk, Stoletov Street, 21 in accordance with the current legislation of Ukraine.

Additional information can be obtained on the following phone numbers:
(0562) 35-83-47 35-83-49

Board of Open Joint Stock Company
"INTERPIPE NTRP"

"Information of Governmental Committee of stock and fund market" Newspaper, dated 05.11.2008 No.125

DEAR SHAREHOLDERS!

OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKYY TUBE-ROLLING PLANT" informs about calling of special general meeting of shareholders that will be carried out in December, 25, 2008 n 2:00 p.m. in conference hall of plant administration (second floor of the 9-floors engineering building) by the following address: city of Dnepropetrovsk, Stoletov Street, building 21 (final station of trolleybus route №15)

AGENDA:

1. Submission of alterations and complements to the Company Statute.

2. Approval of limits provided by the Company of Finance and Property Payment Guarantees of third parties duties on the year of 2009.

3. Making a decision concerning to security deposit of the Company's fixed assets which individual reported value is equal or exceeds 15 150 000 hrivnas (UAH) and making a decision concerning to security deposit of the Company's fixed assets, which cumulative reported value is equal or exceeds 252 500 000 UAH.

Registration will be carried out at the place of meeting conduction - December, 25, 2008 since 11-40 a.m. till 1-40 p.m.

For taking part at the shareholders meeting it is necessary to have the following:

- Shareholders shall have a document that identifies personality of the person (passport) and a document that approve property right for stock.
- Shareholders' representatives shall have a letter of attorney made in accordance with the current legislation or any other document that approves representative's authority and a document that identifies personality of the person (passport) and a document that approve property right for stock.

Shareholders can personally find out what materials are connected with the agenda on the following address: city of Dnepropetrovsk, Stoletov Street, 21 in accordance with the current legislation of Ukraine.

Additional information can be obtained on the following phone numbers:
(0562) 35-83-47 35-83-49

Board of Open Joint Stock Company
"INTERPIPE NTRP"

Attachment 37

File No.82-4814

INFORMATION OF THE REGISTRAR

Name	Sigma Register Limited Liability Company
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	33785109
Seat	Ukraine, Kyiv Region, Pechers'kyy District 01601, Kyiv, vul. Shovkovycha, 42/44
Number of Licence or other Document for this activity category	АБ No. 293354
Name of State Authority having issued the Licence or other Document	Securities and Exchange State Commission
Date of issue of Licence or other Document	01.11.2005
Toll Code and Telephone	(044) 494-11-32
Fax	494-11-53
Activity category	The legal person carrying out its professional activity at The Equity Market: activity on keeping of Register of Nominal Securities Holders
Description	Sigma Register Company was approved as Permanent Register on keeping of Register of Nominal Securities Holders of OJSC "INTERPIPE NTRP" at Shareholders Meeting taken place on the 14th of April, 2006 (Minutes of Shareholders Meeting No. 11 of April 14, 2006). The Registrar keeps Register of Nominal Securities Holders of the Company on the grounds of Agreement No. 580060392 on keeping of Register of Nominal Securities Holders of OJSC "INTERPIPE NTRP" of the 26th of January, 2006

Attachment 38

File No.82-4814

INFORMATION ON THE USA SHAREHOLDERS:

1. The joint-stock company issued just one type of shares, which were the simple nominal shares of documentary form of existence (hereinafter referred to as "Shares"), nominal value of which is 0.25 hryvnas each. As it is known by the members of the Joint-stock company, as to September 1, 2008, the shares are owned by six stockholders, who are the USA residents:

(i) the Company "LIGHT INVESTMENTS CO" registered in following address:

USA, Delaver, Constitution 2, Cadmen, 19934, County Cent, 12260

is a registered owner of 1 032 (one thousand and thirty two) shares, which make 0.000258% from the general amount of issued shares;

(ii) "THE BANK OF NEW YORK (Brussels Bruch)", registered in following address:

Brussels, 35 Avenue des Arts 1040

is a registered owner of 343 (three hundred forty three) shares, which make 0.00008575% from the general amount of issued shares;

(iii) "THE BANK OF NEW YORK" registered in following address:

USA, New York, 1Wall-Street, NY 10286

is a registered owner of 72 840 (seventy two thousands eight hundred and forty) shares, which make 0.01821% from the general amount of issued shares;

(iv) the Company "J.P.Morgan Global Emerging Markets Fund, LLC", registered in following address:

USA, Boston, Massachusetts, c/o Funds Distributor, Inc.,60 State Street, Suite 1300, 02109

is a registered owner of 1 (one) share, which makes 0.00000025% from the general amount of issued shares;

(v) the Company "BARNTON INVESTMENTS LLC", registered in the following address:

1912 Capitol Ave Ceyenne WY 82001 USA

is a registered owner of 1 (one) share, which makes 0.00000025% from the general amount of issued shares;

(vi) the Company "CRONAX INTERNATIONAL IN", registered in the following address:

H-1118 BUDAPEST, SZAMADO u 19/12, HUNGARY

is a registered owner of 10 000 (ten thousand) shares, which make 0.0025% from the general amount of issued shares.

The quantity of Shares, which are owned by the residents of the United States of America is 84 217 (eighty four thousands two hundred seventeen) shares, which make 0.02105% from the general quantity of the issued Shares.

As it is known by the members of the Joint-stock company, the Shares, which are owned by the residents of the USA, were bought on the secondary stock-market through the broker operations.

The Joint-stock company is not able, without proper efforts or expenses, to know the owner of the securities, registered upon the nominal owner in case if the companies referred to in paragraph 1 are the nominal owners concerning whom the Joint-stock company has no information.

INFORMATION ON SHARES FLOATATION OF OPEN JOINT-COMPANY "INTERPIPE NTRP"

2. The first emission of shares in amount of 21 554 000 (twenty one million five hundred fifty five thousand) of ordinary registered shares of par value UAH 0.25 each on general amount of 5 388 500 (five million three hundred eighty eight thousand five hundred) hryvnas, the issue form of which is documentary, Registration certificate on securities issue by Ministry of Finances of Ukraine from January 4, 1995 № 2/1/95. According to the demands of the State Committee for Securities and the stock market (hereinafter referred to as – SCSSM) concerning the bringing of securities issue forms to conformity with the current legislation, the re-registration of stocks issue was made and the Registration certificate on securities issue № 142/04/1/98 from July 16, 1998 was received, issued by Dnipropetrovs'k regional administration of the SCSSM.

The second emission of shares in amount of 32 331 000 (thirty two million three hundred thirty one thousand) ordinary registered shares, of par value UAH 0.25 each on general amount of 8 082 750 (eight million eighty two thousand seven hundred fifty) hryvnas, the issue form is documentary, the register certificate on securities issue, issued by SCSSM from April 18, 2001 № 164/1/01.

On the regular shareholders meeting held on March 18, 2008, there was a decision made about the closed (private) shares floatation of existing nominal value of the OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYI TUBE-ROLLING PLANT" issued additionally.

There is an additional floatation of 346 115 000 (three hundred forty six million one hundred fifteen thousand) ordinary registered shares of par value UAH 0.25 each, on general amount of 86 528 750,00 (eighty six million five hundred twenty eight thousand seven hundred fifty) hryvnas, issue form is documentary, the Registration certificate of securities issue from April 25, 2008 №169/1/08, issued on July 16, 2008 by SCSSM.

As of November 01, 2008 taking into consideration the sales agreement of the Joint-stock company's Shares on the secondary securities market, the members of the OJSC work collective owned 4.88% of the OJSC's Shares, other natural persons – 12.83 % non-governmental legal entities – 82.29%.

END